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Our customers want waste solutions that are good for business and good for the planet.

So do we.




WM
WASTE MANAGEMENT

2009 ANNUAL REPORT



The world is changing the way it looks at trash.

Today's customers—in homes, businesses, and communities across North America—want to know that the waste they generate is handled in the smartest way possible. They want waste solutions that are better for the environment and, at the same time, better for the bottom line. They want solutions that focus on reducing, recycling, and recovering waste. And more. They want solutions that actually use waste in beneficial ways, such as generating renewable energy to power communities. Or converting landfill gas into clean-burning vehicle fuel. In short, they want waste solutions that make good sense from an economic and environmental perspective.

So do we. At Waste Management, we recognize that the best way to build a stronger company is to listen closely to what customers want. And deliver it. That's why we are investing our time, energy, technology, and expertise in developing waste solutions for a changing world. It's good for business. It's good for the planet. It's good for all of us.

Waste Management, Inc. *is the leading provider of comprehensive waste management and environmental services in North America. As of December 31, 2009, the company served nearly 20 million municipal, commercial, industrial, and residential customers through a network of 390 collection operations, 345 transfer stations, 273 active landfill disposal sites, 16 waste-to-energy plants, 98 recycling plants, and 119 beneficial-use landfill gas projects.*

To Our Shareholders, Customers, Employees, and Communities:

Like every company in America, we will remember 2009 as a year of economic turmoil. It was a year that presented many challenges and, at the same time, many opportunities.

2009 was certainly a busy year, as the fast-changing landscape of the economy demanded our intent focus on all fronts. But Waste Management is a company that embraces change. It's the way we work. So we did not hesitate to make the adjustments needed to navigate this environment. We tapped into our culture of discipline and resolve. We chose the paths that we expected would lead us to not merely survive, but thrive in the wake of a hard season. We made investments to pave the way for future growth. We pulled back in some areas, while forging ahead on a multitude of critical initiatives. We persevered through the challenges.

And we emerged as a stronger, better company.

Maintaining financial strength. We are proud to report that, despite the economic circumstances of 2009, our company performed well in many aspects.

- We generated earnings per diluted share of $2.01.
- We reduced our operating expenses by 14.5 percent.
- We generated $1.2 billion in free cash flow, reflecting our continuing ability to maintain a strong balance sheet and manage our financial assets wisely.
- We issued a total of $1.4 billion in senior notes during the year at very favorable rates, an indication of the strength of our balance sheet.
- We returned $795 million to our shareholders through share repurchases and dividends. We not only continued to pay dividends in a difficult year, but also increased the annual dividend for the sixth consecutive year.

I can sum up in one sentence how we stayed strong in this financial climate: We kept our focus on operational excellence and pricing discipline, and we continued to invest in our future growth. We did what we always do, keeping to our core principles and working our strategies. The main difference was that we were executing against the headwind of a poor economy.

From the outset, we recognized that many of the factors impacting our business in 2009 were beyond our control—such as recycling commodity prices, energy prices, and the recession-driven declines in industrial and landfill volumes across the board. This simply served to sharpen our focus on two key factors that are within our control: managing our costs and keeping a steady hand on our pricing leadership.

One of the first actions we took toward reducing costs was a reorganization of the company. In our field operations, we reduced the number of market areas from 45 to 25, creating more opportunity for the efficiencies of scale that larger market areas typically achieve. At the corporate level, we realigned the organizational framework to better service the newly structured field operations. The reorganization offered both immediate and far-reaching benefits. We quickly realized the advantages of managing a leaner, more responsive organization. We exceeded our goal of $120 million in annualized savings from the restructuring and, more importantly, positioned the company to reap the ongoing cost savings of a more streamlined, cost-efficient organization year after year.




Think Green.
303-797-160

In addition to companywide cost control measures, we held fast to our pricing strategies in 2009. Increasingly, customers are seeking the comprehensive waste and environmental solutions that Waste Management brings to the table, and they are willing to pay a fair price for the value and benefit we help bring to their businesses. Regardless of the economic climate, maintaining consistency in pricing helps us to maintain strength and position our company for sustainable growth.

Developing customer-driven solutions. Even through this demanding year, our focus on customer service did not waver. In fact, we accelerated the plans begun in 2008 to organize our sales organization around specific industry segments. By mid-2010, we expect to have sales teams trained to serve dedicated segments of our customer base, providing customers with a knowledgeable, resourceful, single point of contact at our company. Another way we are making it easier for customers to do business with us is through our call centers. We are refining our call management process so that a customer's call is answered and handled by one company representative who is trained to coordinate the resolution of any inquiry. This saves time, eliminates transfers to different departments, and provides a better customer experience.



We are looking at how we serve customers through a different lens. Instead of offering services that are based on the assets we have, we are studying the changing needs of customers and reshaping our services and our sales organization to better meet those needs. Our goal is to know more about our customers and how to service them than anyone else in the industry.

Leading with safety. One thing that we never lose sight of is the importance of providing a safe and healthy environment for our employees, our customers and our communities. We are pleased that the challenges of the economic climate in 2009 did not overshadow our focus on safety, which continued to improve. We reduced our Total Recordable Injury Rate (TRIR), the number used by the Occupational Safety and Health Administration (OSHA) to track work-related injuries, to a record 3.1 for the year, a level that is significantly better than the industry average. Since 2000, our ongoing commitment to safety has resulted in a total reduction in workplace injuries of more than 85 percent. Safety will always be a cornerstone value of our company.

Pursuing our sustainability goals. Given the difficult economic environment of 2009, it would have been easy to set aside the sustainability goals that we announced in 2007. But we didn't. These goals are critical to our future role as a company that not only manages waste, but increasingly manages resources. More and more, our customers look to us for solutions to a wide range of environmental needs. We are responding with new and different ways to help customers, governments and communities advance their own sustainability goals. Because of our scope of operations, large customer base, and strategically located assets, our company is uniquely positioned to manage the entire waste stream and to extract greater value from the material in the waste stream. We are actively investing in technology to capitalize on this long-term trend. We remain committed to our sustainability goals. And they will help drive improved performance and returns.

Generate more renewable energy from waste. We use waste to generate energy in two ways. One is found at our landfills, where landfill-gas-to-energy plants convert a naturally occurring resource in landfills—methane—into a source of renewable power. By the end of 2009, Waste Management had 119 landfill-gas-to-energy projects producing 540 megawatts of power, the equivalent of powering approximately 400,000 homes.

In addition, our wholly owned subsidiary Wheelabrator Technologies owns or operates 16 waste-to-energy plants and five independent power production facilities in the U.S. that generate enough energy to power over 900,000 homes. Despite the fact that our waste-to-energy revenue was impacted in 2009 by the decline in electricity sales prices, the business of creating energy from waste is dynamic and fast-growing. During the year, we were selected as the preferred vendor for two Maryland counties with new waste-to-energy facilities. We won a successful bid to acquire a waste-to-energy facility in Virginia. We began pursuing joint venture and operating opportunities in Europe, and we executed an agreement to purchase an interest in a joint venture with Shanghai Environment Group to pursue growth opportunities in China's fast-growing waste-to-energy market.

Waste Management uses waste to create enough energy to power more than 1 million homes every year. By 2020, we expect to double that output, creating enough energy to power more than 2 million homes.



Increase recycling. The 2009 economy was hard on the recycling industry, as prices for the sale of recycled commodities plunged. It was tough for everyone in the recycling business, and many smaller companies went out of business. Still, our commitment to recycling remains strong.

We have taken steps to modify our customer pricing structure to cushion against future volatility in commodities markets. We continue to invest in single-stream plants, which help increase recycling by giving customers the convenience of mixing all recyclables in one bin. And we



continue to invest in recycling technologies for the future, such as converting roof shingles into an asphalt product, now being piloted in Texas. The good news is that recycling commodity prices rallied steadily throughout 2009 and are expected to stabilize in 2010.

As North America's largest recycler, Waste Management managed more than 7 million tons of recyclable commodities in 2009. By the year 2020, we expect to increase the amount of materials we manage to more than 20 million tons per year.

Invest in green technology. Because we have one of the nation's largest fleets of heavy duty vehicles, we are in a position to work closely with suppliers on new technologies that will lower emissions and increase efficiencies. We are doing this. At the same time, we're also using existing technologies to make our fleet more green. At the end of 2009, we had more than 800 natural gas-powered trucks in our fleet, with plans to add 200 more in 2010. We're testing parallel hybrid trucks in Texas, and in 2009 we put one on the road in Pennsylvania for a one-year test. During the year, we also used technology to reduce the fuel burn of every truck in our fleet. When fully implemented, this is expected to save 9 million gallons of fuel per year.

And that's not all. Through a joint venture with the Linde Group, we built a plant that converts landfill gas into liquefied natural gas for use as fuel in our trucks. The facility is currently producing 13,000 gallons per day. At our Oklahoma City landfill, we are working on a similar project to convert landfill gas into diesel fuel. We also invested in a company that is developing the technology to convert organic wastes into high-octane transportation fuel, as well


HYBRID
CAUTION
HYBRID

as another joint venture to develop plasma gasification technology that processes wastes from various sources into a range of environmentally beneficial fuels. We are excited about the promise that technology holds for the future of the environment and for the growth of our business.

Over the next 10 years, we plan to reduce emissions and increase efficiency of our fleet by 15 percent.

Protect nature's habitats. At Waste Management landfills across North America, we have set aside thousands of acres of our land as wildlife habitats. One of our sustainability goals is to quadruple the number of our habitats—from 25 sites in 2007 to 100 by the year 2020—that are certified by the Wildlife Habitat Council (WHC). At the end of 2009, we were more than halfway to this goal, with a total of 73 WHC-certified sites. We also set a goal to have 25,000 acres dedicated solely to nature preservation by 2020, and we have nearly reached that goal: at year-end, we had 24,000 protected acres.

By the year 2020, our goal is to preserve 25,000 acres and have 100 of our wildlife habitats certified by the Wildlife Habitat Council.

Positioning for opportunity and growth. While we know the economic challenges of 2009 will continue into the coming year, we also know that we are a stronger company, better equipped than ever before to weather the downturn and come out in a position of unique competitive advantage.

We are encouraged by the signs we saw in the fourth quarter of 2009, pointing toward a better year in 2010. Recycling commodity prices have increased every month, almost doubling since January 2009, and they continue to trend upward. Natural gas markets, which affect the sales price of electricity at some of our waste-to-energy and landfill-gas-to-energy plants, continued to improve and matched prior-year prices at the end of 2009.

We remain committed to our goals of growing earnings, expanding our operating margins, increasing returns on invested capital, generating strong free cash flow and returning cash to our shareholders. Our Board of Directors announced an 8.6 percent increase in the dividend for 2010 and also approved a capital allocation plan that authorizes up to $1.3 billion to be returned to shareholders. This demonstrates continuing confidence in our ability to maintain a strong financial foothold.

We expect to remember 2009 not as a year of economic woes, but as a year in which we worked hard to make Waste Management a stronger company—and succeeded. When the economy turns, the discipline that we have put in place during this time will be a great springboard for growth.

Our focus remains steadfastly on continuing to lead the industry in our core businesses of collection and disposal, while also charting the course for the future management of waste by extracting greater value from the wide range of materials that make up the waste stream. Our customers are counting on us to develop and deliver waste solutions that are good for business and good for the planet. And we are.

Thank you for helping us to succeed.

Sincerely,

David P. Steiner
Chief Executive Officer

Proxy Statement and Form 10-K


WASTE MANAGEMENT



WASTE MANAGEMENT
1001 Fannin Street, Suite 4000
Houston, Texas 77002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF WASTE MANAGEMENT, INC.

Date and Time:

May 11, 2010 at 11:00 a.m., Central Time

Place:

The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

Purpose:

- To elect eight directors;
- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010;
- To vote on our proposal to amend our Second Restated Certificate of Incorporation to eliminate any supermajority stockholder voting provisions;
- To vote on a stockholder proposal relating to disclosure of political contributions, if properly presented at the meeting;
- To vote on a stockholder proposal relating to the right of stockholders to call special stockholder meetings, if properly presented at the meeting; and
- To conduct other business that is properly raised at the meeting.

Only stockholders of record on March 15, 2010 may vote at the meeting.

Your vote is important. We urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning your proxy card as soon as possible in the enclosed postage prepaid envelope.

LINDA J. SMITH
Corporate Secretary

March 29, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 11, 2010: This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2009 are available at http://www.wm.com.

TABLE OF CONTENTS

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

WASTE MANAGEMENT, INC.

1001 Fannin Street, Suite 4000
Houston, Texas 77002

Our Board of Directors is soliciting your proxy for the 2010 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting. We are furnishing proxy materials to our stockholders primarily via the Internet. On March 29, 2010, we sent an electronic notice of how to access our proxy materials, including our Annual Report, to stockholders that have previously signed up to receive their proxy materials via the Internet. On March 29, 2010, we began mailing a Notice of Internet Availability of Proxy Materials to those stockholders that previously have not signed up for electronic delivery. The Notice contains instructions on how stockholders can access our proxy materials on the website referred to in the Notice or request that a printed set of the proxy materials be sent to them. Internet distribution of our proxy materials is designed to expedite receipt by stockholders, lower the costs of the annual meeting, and conserve natural resources.

Record Date	March 15, 2010.
Quorum	A majority of shares outstanding on the record date must be present in person or by proxy.
Shares Outstanding	There were 484,458,162 shares of Common Stock outstanding and entitled to vote as of March 15, 2010.
Voting by Proxy	Internet, phone, or mail.
Voting at the Meeting	Stockholders can vote in person during the meeting. Stockholders of record will be on a list held by the inspector of elections. Beneficial holders must obtain a proxy from their brokerage firm, bank, or other stockholder of record and present it to the inspector of elections with their ballot. Voting in person by a stockholder will replace any previous votes submitted by proxy.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before we vote it at the meeting by submitting a later-dated vote in person at the annual meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the annual meeting. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm.
Votes Required to Adopt Proposals	Each share of our Common Stock outstanding on the record date is entitled to one vote on each of the eight director nominees and one vote on each other matter. To be elected, directors must receive a majority of the votes cast at the meeting. The proposal to amend our Certificate of Incorporation requires the favorable vote of at least two-thirds of our outstanding shares. Each of the other proposals requires the favorable vote of a majority of the shares present, either by proxy or in person, and entitled to vote.
Effect of Abstentions and Broker Non-Votes	Abstentions will have no effect on the election of directors. For each of the other proposals, abstentions will have the same effect as a vote ***against*** these matters because they are considered present and entitled to vote.

If your shares are held by your broker and you do not give voting instructions, your broker will be entitled to vote your shares in its discretion for the ratification of our independent registered public accounting firm and for the amendment to our Certificate of Incorporation. For the election of directors and each of the stockholder proposals, your shares will be treated as broker non-votes. Broker non-votes are not entitled to vote. Thus, absent voting instructions from you, your broker will not be able to vote your shares for the election of directors and will not be able to vote on the stockholder proposals. A broker non-vote has no effect on the outcome of the vote.

Voting Instructions

You may receive more than one proxy card depending on how you hold your shares. Shares registered in your name and shares held in our Employee Stock Purchase Plan are covered by separate proxy cards. If you hold shares through a broker, your ability to vote by phone or over the Internet depends on your broker's voting process. You should complete and return each proxy or other voting instruction request provided to you.

If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy but do not give voting instructions, we will vote your shares as follows:

- *FOR* our director candidates;
- *FOR* the ratification of the independent registered public accounting firm;
- *FOR* the amendment to our Certificate of Incorporation;
- *AGAINST* the stockholder proposal relating to disclosure of political contributions; and
- *AGAINST* the stockholder proposal relating to the right of stockholders to call special stockholder meetings.

If you give us your proxy, any other matters that may properly come before the meeting will be voted at the discretion of the proxy holders.

Attending in Person

Only stockholders, their proxy holders and our invited guests may attend the meeting. If you plan to attend, please bring identification and, if you hold shares in street name, bring your bank or broker statement showing your beneficial ownership of Waste Management stock in order to be admitted to the meeting.

If you are planning to attend our annual meeting and require directions to the meeting, please contact our Corporate Secretary at 713-512-6200.

The only items that will be discussed at this year's annual meeting will be the items set out in the Notice. There will be no presentations.

Stockholder Proposals for the 2011 Annual Meeting

Eligible stockholders who want to have proposals considered for inclusion in the Proxy Statement for our 2011 Annual Meeting should notify our Corporate Secretary at Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002. The written proposal must be received at our offices no later than November 29, 2010 and no earlier than October 30, 2010. A stockholder must have been the registered or beneficial owner of (a) at least 1% of our outstanding Common Stock or (b) shares of our Common Stock with a market value of $2,000 for at least one year before submitting the proposal. Also, the stockholder must continue to own the stock through the date of the 2011 Annual Meeting.

Expenses of Solicitation

We pay the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by Internet or telephone, or by Waste Management officers and employees without additional compensation. We pay all costs of solicitation, including certain expenses of brokers and nominees who mail proxy materials to their customers or principals. Also, Innisfree M&A Incorporated has been hired to help in the solicitation of proxies for the 2010 Annual Meeting for a fee of approximately $15,000 plus associated costs and expenses.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2009, which includes our financial statements for fiscal year 2009, is included with this Proxy Statement. The Annual Report on Form 10-K is not incorporated by reference into this Proxy Statement or deemed to be a part of the materials for the solicitation of proxies.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Annual Report and Proxy Statement unless we are notified that one or more of these individuals wishes to receive separate copies. This procedure helps reduce our printing costs and postage fees.

If you participate in householding and wish to receive a separate copy of this Proxy Statement and the Annual Report, please contact: Waste Management, Inc., Corporate Secretary, 1001 Fannin Street, Suite 4000, Houston, Texas 77002, telephone 713-512-6200.

If you do not wish to participate in householding in the future, and prefer to receive separate copies of the proxy materials, please contact: Broadridge Financial Solutions, Attention Householding Department, 51 Mercedes Way, Edgewood, NY 11717, telephone 1-800-542-1061. If you are eligible for householding but are currently receiving multiple copies of proxy materials and wish to receive only one copy for your household, please contact Broadridge.

BOARD OF DIRECTORS

Our Board of Directors currently has eight members. Each member of our Board is elected annually. Mr. Pope is the Non-Executive Chairman of the Board and presides over all meetings of the Board, including executive sessions that only non-employee directors attend.

Stockholders and interested parties wishing to communicate with the Board or the non-employee directors should address their communications to Mr. John C. Pope, Non-Executive Chairman of the Board, c/o Waste Management, Inc., P.O. Box 53569, Houston, Texas 77052-3569.

Leadership Structure

We separated the roles of Chairman of the Board and Chief Executive Officer at our Company in 2004. The separation of the roles occurred in connection with our Board of Directors' succession planning for the retirement of A. Maurice Myers, our then Chairman, Chief Executive Officer and President. At that time, our Board decided that when Mr. Myers retired, the Company should appoint separate individuals to serve as Chairman and as Chief Executive Officer.

We believe that having a Non-Executive Chairman of the Board is in the best interests of the Company and stockholders. Over the past several years, the demands made on boards of directors have been ever increasing. This is in large part due to increased regulation under federal securities laws, national stock exchange rules and other federal and state regulatory changes. More recently, macroeconomic conditions such as the global recession and turmoil in the credit markets have increased the demands made on boards of directors. The Non-Executive Chairman's responsibilities include leading full Board meetings and executive sessions, as well as ensuring best practices and managing the Board function. The Board named Mr. Pope Chairman of the Board due to his tenure with and experience and understanding of the Company, as well as his vast experience on public company boards of directors.

The separation of the positions allows Mr. Pope to focus on management of Board matters and allows our Chief Executive Officer to focus his talents and attention on managing our business. Additionally, we believe the separation of those roles ensures the independence of the Board in its oversight role of critiquing and assessing the Chief Executive Officer and management generally.

Role in Risk Oversight

Our executive officers have the primary responsibility for risk management within our Company. Our Board of Directors oversees risk management to ensure that the processes designed and implemented by our executives are adapted to and integrated with the Company's strategy and are functioning as directed. The primary means by which the Board oversees our risk management structures and policies is through its regular communications with management. The Company believes that its leadership structure is conducive to comprehensive risk management practices, and that the Board's involvement is appropriate to ensure effective oversight.

The Board of Directors and its committees meet in person approximately six times a year, including one meeting that is dedicated specifically to strategic planning. At each of these meetings, our Chief Executive Officer; President and Chief Operating Officer; Chief Financial Officer; and General Counsel are asked to report to the Board and, when appropriate, specific committees. Additionally, other members of management and employees are requested to attend meetings and present information, including those responsible for our Internal Audit and Environmental Audit functions. One of the purposes of these presentations is to provide direct communication between members of the Board and members of management; the presentations provide members of the Board with the information necessary to understand the risk profile of the Company, including information regarding the specific risk environment, exposures affecting the Company's operations and the Company's plans to address such risks. In addition to information regarding general updates to the Company's operational and financial condition, management reports to the Board on a number of specific issues meant to inform the Board about the Company's outlook and forecasts, and any impediments to meeting those or its pre-defined strategies generally. These direct communications between management and the Board of Directors allow the Board to assess management's evaluation and management of the day-to-day risks of the Company.

Management is encouraged to communicate with the Board of Directors with respect to extraordinary risk issues or developments that may require more immediate attention between regularly scheduled Board meetings. Mr. Pope, as Non-Executive Chairman, facilitates communications with the Board of Directors as a whole and is integral in initiating the frank, candid discussions among the independent Board members necessary to ensure management is adequately evaluating and managing the Company's risks. These intra-Board communications are essential in its oversight function. Additionally, all members of the Board are invited to attend all committee meetings, regardless of whether the individual sits on the specific committee, and committee chairs report to the full Board. These practices ensure that all issues affecting the Company are considered in relation to each other and by doing so, risks that affect one aspect of our Company can be taken into consideration when considering other risks.

The Company also initiated an enterprise risk management process several years ago, which is coordinated by the Company's Internal Audit department, under the supervision of the Company's Chief Financial Officer. This process initially involved the identification of the Company's programs and processes related to risk management, and the individuals responsible for them. Included was a self-assessment survey completed by senior personnel requesting information regarding perceived risks to the Company, with follow-up interviews with members of senior management to review any gaps between their and their direct reports' responses. The information gathered was tailored to coordinate with the Company's strategic planning process such that the risks could be categorized in a manner that identified the specific Company strategies that may be jeopardized and plans could be developed to address the risks to those strategies. The Company then conducted an open-ended survey aligned with the objectives of the Company's strategic goals with several individuals with broad risk management and/or risk oversight responsibilities. Included in the survey was the identification of the top concerns, assessment of their risk impact and probability, and identification of the responsible risk owner. Finally, a condensed survey of top risks was completed by approximately 200 senior personnel to validate the risks and the risk rankings.

The results of these efforts were reported to the Board of Directors, which is responsible for the design of the risk management process. Since its implementation, regular updates are given to the Board of Directors on all Company risks. In addition, the Audit Committee is responsible for ensuring that an effective risk assessment process is in place, and quarterly reports are made to the Audit Committee on all financial and compliance risks in accordance with New York Stock Exchange requirements.

Independence of Board Members

The Board of Directors has determined that each of the following seven non-employee director candidates is independent in accordance with the New York Stock Exchange listing standards:

Pastora San Juan Cafferty
Frank M. Clark, Jr.
Patrick W. Gross
John C. Pope
W. Robert Reum
Steven G. Rothmeier
Thomas H. Weidemeyer

Mr. Steiner is an employee of the Company and, as such, is not considered an "independent" director.

To assist the Board in determining independence, the Board of Directors adopted categorical standards of director independence, which meet or exceed the requirements of the New York Stock Exchange. These standards specify certain relationships that must be avoided in order for the non-employee director to be deemed independent. The Board reviewed all commercial and non-profit affiliations of each non-employee director and the dollar amount of all transactions between the Company and each entity with which a non-employee director is affiliated to determine independence. These transactions included the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company's subsidiaries purchasing goods and services in the ordinary course of business. The categorical standards our Board uses in determining independence are included in our Corporate Governance Guidelines, which can be found on our website. The Board has determined that each non-employee director candidate meets these categorical standards and that there are no other relationships that would affect independence.

Meetings and Board Committees

Last year the Board held eight meetings and each committee of the Board met independently as set forth below. Each director attended at least 75% of the meetings of the Board and the committees on which he served. In addition, all directors attended the 2009 Annual Meeting of Stockholders. Although we do not have a formal policy regarding director attendance at annual meetings, it has been longstanding practice that all directors attend unless there are unavoidable schedule conflicts or unforeseen circumstances.

The Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board, and all members of the Board are invited to attend all committee meetings. The Board has three separate standing committees: the Audit Committee, which is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended; the Management Development and Compensation Committee; and the Nominating and Governance Committee. Additionally, the Board has the power to appoint additional committees, as it deems necessary. In 2006, the Board appointed a Special Committee, as described below.

The Audit Committee

Mr. Rothmeier has been the Chairman of our Audit Committee since May 2004. The other members of our Audit Committee are Ms. Cafferty and Messrs. Clark, Gross, Pope and Reum. Each member of our Audit Committee satisfies the additional New York Stock Exchange independence standards for audit committees. Our Audit Committee held nine meetings in 2009.

SEC rules require that we have at least one financial expert on our Audit Committee. Our Board of Directors has determined that Mr. Rothmeier and Mr. Pope are both Audit Committee financial experts for purposes of the SEC's rules based on a thorough review of their education and financial and public company experience.

Mr. Rothmeier served in various leadership positions in the airline industry for approximately 16 years, including the positions of Chairman, CEO and CFO of Northwest Airlines. He founded Great Northern Capital, a private investment management, consulting and merchant banking firm, in 1993, where he continues to serve as Chairman and CEO. Mr. Rothmeier has a master's degree in finance from the University of Chicago Graduate School of Business and a bachelor's degree in business administration from the University of Notre Dame. Mr. Rothmeier serves on one public company audit committee in addition to ours.

Mr. Pope served in various financial positions, primarily in the airline industry, for approximately 17 years, including over nine years combined in CFO positions at American Airlines and United Airlines. He has a master's degree in finance from the Harvard Graduate School of Business Administration and a bachelor's degree in engineering and applied science from Yale University. Mr. Pope serves on three public company audit committees in addition to ours. The Board reviewed the time Mr. Pope spends on each company's audit committee and the time he spends on other companies' interests and determined that such service and time does not impair his ability to serve on our Audit Committee.

Mr. Gross serves on four public company audit committees in addition to ours. The Board reviewed the time Mr. Gross spends on each company's audit committee and the time he spends on other companies' interests and determined that such service and time does not impair his ability to serve on our Audit Committee.

Neither Ms. Cafferty, Mr. Clark, nor Mr. Reum currently serve on the audit committees of other public companies.

The Audit Committee's duties are set forth in a written charter that was approved by the Board of Directors. A copy of the charter can be found on our website. The Audit Committee generally is responsible for overseeing all matters relating to our financial statements and reporting, internal audit function and independent auditors. As part of its function, the Audit Committee reports the results of all of its reviews to the full Board. In fulfilling its duties, the Audit Committee, has the following responsibilities:

Administrative Responsibilities

- Report to the Board, at least annually, all public company audit committee memberships by members of the Audit Committee;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board; and
- Adopt an orientation program for new Audit Committee members.

Independent Auditor

- Engage an independent auditor, determine the auditor's compensation and replace the auditor if necessary;
- Review the independence of the independent auditor and establish our policies for hiring current or former employees of the independent auditor;
- Evaluate the lead partner of our independent audit team and review a report, at least annually, describing the independent auditor's internal control procedures; and
- Pre-approve all services, including non-audit engagements, provided by the independent auditor.

Internal Audit

- Review the plans, staffing, reports and activities of the internal auditors; and
- Review and establish procedures for receiving, retaining and handling complaints, including anonymous complaints by our employees, regarding accounting, internal controls and auditing matters.

Financial Statements

- Review financial statements and Forms 10-K and 10-Q with management and the independent auditor;
- Review all earnings press releases and discuss with management the type of earnings guidance that we provide to analysts and rating agencies;
- Discuss with the independent auditor any material changes to our accounting principles and matters required to be communicated under Statement on Auditing Standards No. 61 relating to the conduct of the audit;
- Review our financial reporting, accounting and auditing practices with management, the independent auditor and our internal auditors;
- Review management's and the independent auditor's assessment of the adequacy and effectiveness of financial reporting controls; and
- Review CEO and CFO certifications related to our reports and filings.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board of Directors, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K and to select the independent auditor for ratification by stockholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles and internal controls. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2009 with management and the independent registered public accounting firm, and has taken the following steps in making its recommendation that the Company's financial statements be included in its annual report:

- First, the Audit Committee discussed with Ernst & Young, the Company's independent registered public accounting firm for fiscal year 2009, those matters required to be discussed by Statement on Auditing Standards No. 61, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

- Second, the Audit Committee discussed with Ernst & Young its independence and received from Ernst & Young a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of other non-audit services to the Company is compatible with the auditor's independence.

- Third, the Audit Committee met periodically with members of management, the internal auditors and Ernst & Young to review and discuss internal controls over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2009, as well as Ernst & Young's report regarding the effectiveness of internal control over financial reporting.

- Finally, the Audit Committee reviewed and discussed, with the Company's management and Ernst & Young, the Company's audited consolidated balance sheet as of December 31, 2009, and consolidated statements of income, cash flows and equity for the fiscal year ended December 31, 2009, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure.

The Committee has also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans of their respective audits. The Committee meets periodically with both the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving auditing or accounting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board (and the Board approved) that the Company's financial statements be included in its annual report for its fiscal year ended December 31, 2009. The Committee has also approved the selection of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2010.

The Audit Committee of the Board of Directors

Steven G. Rothmeier, *Chairman*
Pastora San Juan Cafferty
Frank M. Clark, Jr.
Patrick W. Gross
John C. Pope
W. Robert Reum

The Management Development and Compensation Committee

Mr. Reum has served as the Chairman of our Management Development and Compensation Committee since May 2004. The other members of the Committee are Messrs. Clark, Pope, Rothmeier and Weidemeyer.

Each member of our Compensation Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. The Compensation Committee met seven times in 2009.

Our Compensation Committee is responsible for overseeing all of our executive and senior management compensation, as well as developing the Company's compensation philosophy generally. The Compensation Committee's written charter, which was approved by the Board of Directors, can be found on our website. In fulfilling its duties, the Compensation Committee has the following responsibilities:

- Review and establish policies governing the compensation and benefits of all of our executives;
- Approve the compensation of our senior management and set the bonus plan goals for those individuals;
- Conduct an annual evaluation of our Chief Executive Officer by all independent directors to set his compensation;
- Oversee the administration of all of our equity-based incentive plans;
- Recommend to the full Board new Company compensation and benefit plans or changes to our existing plans; and
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board.

In overseeing compensation matters, the Compensation Committee may delegate authority for day-to-day administration and interpretation of the Company's plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to Company employees. However, the Compensation Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers.

For additional information on the Compensation Committee, see the Compensation Discussion and Analysis on page 20.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, beginning on page 20, with management. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

The Management Development and Compensation
Committee of the Board of Directors

W. Robert Reum, *Chairman*
Frank M. Clark, Jr.
John C. Pope
Steven G. Rothmeier
Thomas H. Weidemeyer

Compensation Committee Interlocks and Insider Participation

During 2009 each of Mr. Clark, Pope, Reum, Rothmeier and Weidemeyer served on the Compensation Committee. No member of the Compensation Committee was an officer or employee of Waste Management during 2009; no member of the Compensation Committee is a former officer of the Company; and no compensation committee interlocking existed in 2009. Mr. Pope entered into an open market transaction involving publicly traded debt of the Company, which is described below, under "Related Party Transactions."

The Nominating and Governance Committee

Ms. Cafferty has served as the Chairperson of our Nominating and Governance Committee since May 2008. The other members of the Committee include Messrs. Gross, Pope and Weidemeyer. Each member of our Nominating and Governance Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. In 2009, the Nominating and Governance Committee met five times.

The Nominating and Governance Committee has a written charter that has been approved by the Board of Directors and can be reviewed by accessing our website. It is the duty of the Nominating and Governance Committee to oversee matters regarding corporate governance. In fulfilling its duties, the Nominating and Governance Committee has the following responsibilities:

- Review and recommend the composition of our Board, including the nature and duties of each of our committees;
- Evaluate and recommend to the Board the compensation paid to our non-employee directors;
- Evaluate the charters of each of the committees and recommend who the committee chairs will be;
- Review individual director's performance in consultation with the Chairman of the Board;
- Recommend retirement policies for the Board, the terms for directors and the proper ratio of employee directors to outside directors;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board;
- Review stockholder proposals received for inclusion in the Company's proxy statement and recommend action to be taken with regard to the proposals to the Board; and
- Identify and recommend to the Board candidates to fill director vacancies.

Potential director candidates are identified through various methods; the Committee welcomes suggestions from directors, members of management, and stockholders. From time to time, the Nominating and Governance Committee uses outside consultants to assist it with identifying potential director candidates.

For all potential candidates, the Nominating and Governance Committee considers all factors it deems relevant, such as a candidate's personal and professional integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity, and the potential for effectiveness, in conjunction with the other directors, to serve the long-term interests of the stockholders. While there is no formal policy with regard to consideration of diversity in identifying director nominees, the Committee considers diversity in business experience, professional expertise, gender and ethnic background, along with various other factors when evaluating director nominees. The Committee uses a matrix of functional and industry experiences to develop criteria to select candidates. Before being nominated by the Nominating and Governance Committee, director candidates are interviewed by the Chief Executive Officer and a minimum of two members of the Nominating and Governance Committee, including the Non-Executive Chairman of the Board. Additional interviews may include other members of the Board, representatives from senior levels of management and an outside consultant.

The Committee currently intends to maintain the size of the Board at eight directors, which is consistent with the objective stated in our Corporate Governance Guidelines. The Nominating and Governance Committee will consider all potential nominees on their merits without regard to the source of recommendation. The Nominating and Governance Committee believes that the nominating process will and should continue to involve significant subjective judgments. To suggest a nominee, you should submit your candidate's name, together with biographical information and his or her written consent to nomination to the Chairman of the Nominating and Governance Committee, Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002, between October 30, 2010 and November 29, 2010.

Related Party Transactions

The Board of Directors has adopted a written Related Party Transactions Policy for the review and approval or ratification of related party transactions. Our policy generally defines related party transactions as current or proposed transactions in excess of $120,000 in which (i) the Company is a participant and (ii) any director, executive officer or immediate family member of any director or executive officer has a direct or indirect material interest. In addition, the policy sets forth certain transactions that will not be considered related party transactions, including (i) executive officer compensation and benefit arrangements; (ii) director compensation arrangements; (iii) business travel and expenses, advances and reimbursements in the ordinary course of business; (iv) indemnification payments and advancement of expenses, and payments under directors' and officers' indemnification insurance policies; (v) any transaction between the Company and any entity in which a related party has a relationship solely as a director, a less than 5% equity holder, or an employee (other than an executive officer); and (vi) purchases of Company debt securities, provided that the related party has a passive ownership of no more than 2% of the principal amount of any outstanding series. The Nominating and Governance Committee is responsible for overseeing the policy.

All executive officers and directors are required to notify the General Counsel or the Corporate Secretary as soon as practicable of any proposed transaction that they or their family members are considering entering into that involves the Company. The General Counsel will determine whether potential transactions or relationships constitute related party transactions that must be referred to the Nominating and Governance Committee.

The Nominating and Governance Committee will review a detailed description of the transaction, including:

- the terms of the transaction;
- the business purpose of the transaction;
- the benefits to the Company and to the relevant related party; and
- whether the transaction would require a waiver of the Company's Code of Conduct.

In determining whether to approve a related party transaction, the Nominating and Governance Committee will consider, among other things, whether:

- the terms of the related party transaction are fair to the Company and such terms would be on the same basis if the transaction did not involve a director or executive officer;
- there are business reasons for the Company to enter into the related party transaction;
- the related party transaction would impair the independence of any non-employee director;
- the related party transaction would present an improper conflict of interest for any director or executive officer of the Company; and
- the related party transaction is material to the Company or the individual.

Any member of the Nominating and Governance Committee who has an interest in a transaction presented for consideration will abstain from voting on the related party transaction.

The Nominating and Governance Committee's consideration of related party transactions and its determination of whether to approve such a transaction are reflected in the minutes of the Nominating and Governance Committee's meetings.

The following transactions did not constitute related party transactions under our policy because the ownership of the debt securities was less than 2% of the outstanding principal amount of the series; however, we are disclosing them in accordance with SEC requirements:

In 2008, Mr. Steiner, Chief Executive Officer and a Director, purchased $300,000 principal amount of the Company's 6.10% Senior Notes due March 2018 in an open-market transaction. Interest payments on the notes are made on March 15 and September 15 of each year, with the final interest payment made at maturity on March 15, 2018. In 2009, Mr. Steiner received interest payments in the amount of $18,300.

In 2009, Mr. Pope, Non-Executive Chairman of the Board, purchased an aggregate of $600,015 of our tax-exempt bonds in open market transactions. The three series of bonds purchased by Mr. Pope are remarketed semi-annually, at which time interest rates are set. Mr. Pope purchased the bonds in the remarketings that occurred in July 2009. Mr. Pope purchased $200,005 of each of the three series when the interest rates were set at 2.63%, 2.5% and 2.63%, respectively. However, Mr. Pope received no interest payments until January 2010, at which time he did not participate in the remarketings and, as a result, no longer owns these securities.

The Company is not aware of any other transactions that would require disclosure.

Special Committee

The Board of Directors appointed a Special Committee in November 2006 to make determinations regarding the Company's obligation to provide indemnification when and as may be necessary. The Special Committee consists of Mr. Gross and Mr. Weidemeyer. The Special Committee held no meetings in 2009.

Board of Directors Governing Documents

Stockholders may obtain copies of our Corporate Governance Guidelines, the Charters of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee, and our Code of Conduct free of charge by contacting the Corporate Secretary, c/o Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002 or by accessing our website at *http://www.wm.com.*

Non-Employee Director Compensation

Our non-employee director compensation program consists of equity awards and cash consideration. Compensation for directors is recommended annually by the Nominating and Governance Committee with the assistance of an independent third-party consultant, and set by action of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable the Company to attract and retain highly skilled individuals with relevant experience. The compensation also is designed to reflect the time and talent required to serve on the board of a company of our size and complexity. The Board seeks to provide sufficient flexibility in the form of compensation delivered to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of the Company.

Equity Compensation

Non-employee directors receive an annual grant of shares of Common Stock. There are no restrictions on the shares; however, non-employee directors are subject to ownership guidelines that require a minimum ownership and that all net shares received in connection with a stock award, after selling shares to pay all applicable taxes, be held during their tenure as a director and for one year following termination of Board service. The grant of shares is made in two equal installments and the number of shares issued is based on the market value of our Common Stock on the dates of grants, which are January 15 and July 15 of each year. In 2009, the equity grant to non-employee directors was valued at $110,000 and each director received a grant valued at $55,000 on each of January 15, 2009 and July 15, 2009. In addition to the annual grant, Mr. Pope receives a grant of shares valued at $100,000 for his service as Non-Executive Chairman of the Board, which is also awarded in two equal installments on January 15 and July 15 of each year. The grant date fair value of the awards is equal to the number of shares issued times the market value of our Common Stock on that date; there are no assumptions used in the valuation of shares.

Shares granted to the non-employee directors in January 2009 were granted under the Company's 2004 Stock Incentive Plan and shares granted to the non-employee directors in July 2009 were granted under the Company's 2009 Stock Incentive Plan.

In November 2009, the Board terminated the 2003 Directors Deferred Compensation Plan, under which we previously granted deferred stock units to non-employee directors.

Cash Compensation

All non-employee directors receive an annual cash retainer for Board service and additional cash retainers for serving as a committee chair and for service on certain committees. Directors do not receive meeting fees in addition to the retainers. The cash retainers are payable in two equal installments in January and July of each year. The payments of the retainers for each six-month period are not pro-rated, nor are they subject to refund. The table below sets forth the cash retainers for 2009:

Annual Retainer	$90,000
Annual Chair Retainers	$100,000 for Non-Executive Chairman
	$25,000 for Audit Committee Chair
	$20,000 for Compensation Committee Chair
	$15,000 for Nominating and Governance Committee Chair
Other Annual Retainers	$5,000 for Audit Committee service (other than Chair)
	$4,000 for Compensation Committee service (other than Chair)
	$10,000 for Special Committee service

The table below shows the aggregate cash paid, and stock awards issued, to the non-employee directors in 2009 in accordance with the descriptions set forth above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Total ($)
John C. Pope, Chairman of the Board	199,000	210,000	0	409,000
Pastora San Juan Cafferty	110,000	110,000	0	220,000
Frank M. Clark, Jr.	99,000	110,000	0	209,000
Patrick W. Gross	95,000	110,000	0	205,000
W. Robert Reum	115,000	110,000	0	225,000
Steven G. Rothmeier	119,000	110,000	0	229,000
Thomas H. Weidemeyer	94,000	110,000	0	204,000

(1) The table below shows the number of stock options held by each of our non-employee directors as of December 31, 2009. The options are all fully vested based on their initial terms and all expire ten years from date of grant. We have not granted any stock options to our non-employee directors since 2002.

	Grant Date	No. of Options Outstanding	Exercise Price ($)
John C. Pope	01/02/2002	10,000	30.240
	01/02/2001	10,000	26.375
Pastora San Juan Cafferty	01/02/2002	10,000	30.240
	01/02/2001	10,000	26.375
Steven G. Rothmeier	01/02/2002	10,000	30.240
	01/02/2001	10,000	26.375

On December 31, 2009, Mr. Pope received a cash payment of $50,295, representing the payment of compensation earned in 2000 that Mr. Pope had deferred. The amount represents 1,488 phantom stock units that had been accrued under the Company's 1999 Directors' Deferred Compensation Plan and was paid in accordance with a deferral election that Mr. Pope had made in 1999. There are no phantom stock units outstanding under the 1999 Directors' Deferred Compensation Plan.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The first proposal on the agenda is the election of eight directors to serve until the 2011 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. The Board has nominated the eight director candidates named below, and recommends that you vote **FOR** their election. If any nominee is unable or unwilling to serve as a director, which we do not anticipate, the Board, by resolution, may reduce the number of directors that constitute the Board or may choose a substitute. Our Bylaws provide that if any director nominee does not receive more than 50% of the votes cast for his election, he will tender his resignation to the Board of Directors. The Nominating and Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.

The table below shows all of our director nominees; their ages, terms of office on our Board; experience within the past five years; and their qualifications we considered when inviting them to join our Board as well as nominating them for re-election. We believe that, as a general matter, our directors' past five years of experience gives an indication of the wealth of knowledge and experience these individuals have and that we considered; however, we have also indicated the specific skills and areas of expertise we believe makes each of these individuals a valuable member of our Board.

Director Nominees

Director	Qualifications
Pastora San Juan Cafferty, 69 **Director since 1994**	
Professor Emerita — University of Chicago since June 2005; Professor — University of Chicago from 1985 to 2005; and faculty member from 1971 to 2005. Director of Integrys Energy Group, Inc., or one of its predecessors, since 1988. Director of Harris Financial Corporation, a private corporation, since 1997. Director of Kimberly Clark Corporation from 1976 to 2007.	Ms. Cafferty has significant expertise in areas of public policy, strategic planning, and government and community relations through her 34-year professorship with the University of Chicago. Additionally, she has served as a director on multiple public company boards and brings over 30 years of board experience to the Company.
Frank M. Clark, Jr., 64 **Director since 2002**	
Chairman and Chief Executive Officer — ComEd (energy services company and subsidiary of Exelon Corporation) since November 2005; President — ComEd from 2001 to November 2005. Executive Vice President and Chief of Staff — Exelon Corporation (public utility holding company) from 2004 to 2005; Senior Vice President — Exelon Corporation from 2002 to 2004. Director of Harris Financial Corporation, a private corporation, since 2005. Director of Aetna, Inc. since 2006. Director of Shore Bank, a private corporation, from 2004 to 2005.	Mr. Clark has served in executive positions at a large public utility company for several years, providing him with extensive experience and knowledge of large company management, operations and business critical functions. He also brings eight years of experience as a member of a public company board of directors.

Director	Qualifications
Patrick W. Gross, 65 **Director since 2006**	
Chairman of The Lovell Group (private investment and advisory firm) since October 2001. Director of Capital One Financial Corporation since 1995. Director of Liquidity Services, Inc. since 2001. Director of Career Education Corporation since 2005. Director of Taleo Corporation since 2006. Director of Rosetta Stone, Inc. since 2009. Director of Computer Network Technology Corporation from 1997 to 2006. Director of Mobius Management Systems, Inc. from 2002 to 2007.	Mr. Gross was a founder of American Management Systems, Inc., a global business and information technology firm, where he was principal executive officer for over 30 years. As a result, he has extensive experience in applying information technology and advanced data analytics in global companies. He also brings over 30 years of experience as a director on public company boards of directors.
John C. Pope, 60 **Non-Executive Chairman of the Board since 2004; Director since 1997**	
Chairman of the Board — PFI Group (private investment firm) since July 1994. Director of R.R. Donnelley & Sons Company, or predecessor companies, since 1996. Director of Dollar Thrifty Automotive Group, Inc. since 1997. Director of Kraft Foods, Inc. since 2001. Director of Con-way, Inc. since 2003. Director of Federal Mogul Corporation from 1987 to 2007. Director of Per-Se Technologies, Inc., or predecessor companies, from 1998 to 2005.	Mr. Pope served in executive operational and financial positions at large airline companies for almost 20 years, providing him with extensive experience and knowledge of management of large public companies. His background, education and board service also provide him with expertise in finance and accounting. Additionally, Mr. Pope has over 30 years experience as a director on public company boards.
W. Robert Reum, 67 **Director since 2003**	
Chairman, President and CEO — Amsted Industries Incorporated (diversified manufacturer for the railroad, vehicular and construction industries) since March 2001.	Mr. Reum has served as the chief executive of a private diversified manufacturing company for several years. He also served as Chairman, President and Chief Executive Officer of The Interlake Corporation, a public diversified metal products company, from 1991 to 1999. As a result, he has extensive management experience within a wide range of business functions. Mr. Reum also brings over 15 years of experience as a director on public company boards.

Director	Qualifications
Steven G. Rothmeier, 63 Director since 1997	
Chairman and CEO — Great Northern Capital (private investment management, consulting and merchant banking firm) since March 1993. Director of Precision Castparts Inc. since 1994. Director of ArvinMeritor, Inc. since 2004. Director of GenCorp, Inc. from 2000 to 2006.	Mr. Rothmeier served in executive operational and financial positions at a large airline company for several years. He also has years of experience as an executive of asset management, venture capital and merchant banking firms. His experience and background provide him with a broad range of expertise in public company issues. Mr. Rothmeier brings 28 years of experience as a director of a wide range of public companies.
David P. Steiner, 49 Chief Executive Officer and Director since 2004	
Executive Vice President and Chief Financial Officer from April 2003 to March 2004. Director of Tyco Electronics Corporation since 2007. Director of FedEx Corporation since 2009.	Mr. Steiner is our Chief Executive Officer and, in that capacity, brings extensive knowledge of the details of our Company and its employees, as well as the day-to-day experiences of running our Company to his service as a member of our Board.
Thomas H. Weidemeyer, 62 Director since 2005	
Chief Operating Officer — United Parcel Service, Inc. (package delivery and supply chain services company) from 2001 to 2003; Senior Vice President — United Parcel Service, Inc. from 1994 to 2003. President, UPS Airlines (UPS owned airline) from 1994 to 2003. Director of NRG Energy, Inc. since 2003. Director of The Goodyear Tire & Rubber Company since 2004. Director of Amsted Industries Incorporated since 2007.	Mr. Weidemeyer served in executive positions at a large public company for several years. His roles encompassed significant operational management, providing him knowledge and experience in an array of functional areas critical to large public companies. Mr. Weidemeyer also has over 10 years of experience as a director on public company boards of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE EIGHT NOMINEE DIRECTORS.

DIRECTOR NOMINEE AND OFFICER STOCK OWNERSHIP

Our Board of Directors has adopted stock ownership guidelines for our non-employee directors that require each director to hold Common Stock or share-based instruments valued at five times his annual cash retainer, based on a $30.00 stock price. Non-employee directors other than Mr. Pope currently are required to hold 15,000 shares and Mr. Pope currently is required to hold approximately 31,600 shares. Directors have five years from the later of the date they join the Board or the effective date of an increase in the holding requirements to attain the required level of ownership. Ms. Cafferty, Mr. Pope, Mr. Clark and Mr. Rothmeier have all reached their required levels of ownership. The remaining non-employee directors have until July 2013 to reach their required level of ownership.

Our executive officers, including Mr. Steiner, are also subject to stock ownership guidelines, as described in the Compensation Discussion and Analysis on page 30 of this Proxy Statement.

The Stock Ownership Table below shows how much Common Stock each director nominee and executive officer named in the Summary Compensation Table on page 32 owned as of March 15, 2010, our record date for the Annual Meeting. The table also includes information about restricted stock units, stock options and phantom stock granted under various compensation and benefit plans. We did not include information about performance share units granted to executive officers under our incentive compensation plans. Performance share units are settled in shares of our Common Stock based on the Company's achievement of certain financial performance objectives during a three-year performance period. The actual number of shares the executives may receive at the end of the performance period will vary depending on the level of achievement of the Company's financial objectives, and can vary from zero to two times the number of performance share units granted. Since the number of shares, if any, that will ultimately be issued pursuant to the performance share units is not known, we have excluded them from the table.

These individuals, both individually and in the aggregate, own less than 1% of our outstanding shares as of the record date.

Stock Ownership Table

Name	Shares of Common Stock Owned	Shares of Common Stock Covered by Exercisable Options	Phantom Stock(1)
Pastora San Juan Cafferty	22,495	20,000	0
Frank M. Clark, Jr.	15,709	0	0
Patrick W. Gross	9,542	0	0
John C. Pope(2)	34,382	20,000	0
W. Robert Reum	14,338	0	0
Steven G. Rothmeier	15,266	20,000	0
Thomas H. Weidemeyer	11,253	0	0
David P. Steiner	358,139	766,593	23,834
Lawrence O'Donnell, III	282,593	494,466	0
Robert G. Simpson	102,201	221,768	0
James E. Trevathan	84,795	355,000	0
Duane C. Woods(3)	65,018	123,000	3,944
All directors and executive officers as a group (23 persons)	1,327,229(4)	2,588,666	43,027

(1) Executive officers may choose a Waste Management stock fund as an investment option under the Company's 409A Deferral Savings Plan described in the Nonqualified Deferred Compensation table on page 35. Interests in the fund are considered phantom stock because they are equal in value to shares of our Common Stock. Phantom stock receives dividend equivalents, in the form of additional phantom stock, at the same time that holders of shares of Common Stock receive dividends. The value of the phantom stock is paid out, in cash, at a future date elected by the executive. Phantom stock is not considered an equity ownership for SEC disclosure purposes; we have included it in this table because it represents an investment risk in the performance of our Common Stock.

(2) The number of shares owned by Mr. Pope includes 435 shares held in trusts for the benefit of his children.

(3) The number of shares owned by Mr. Woods includes 125 shares held by his children and 185 shares held by his wife's IRA.

(4) Included in the "All directors and executive officers as a group" are 19,303 restricted stock units held by our executive officers not named in the table. Restricted stock units were granted to the executive officers under our 2004 and 2009 Stock Incentive Plans. The restricted stock units will be paid out in shares of our Common Stock upon vesting, subject to forfeiture in certain circumstances.

PERSONS OWNING MORE THAN 5% OF WASTE MANAGEMENT COMMON STOCK

The table below shows information for stockholders known to us to beneficially own more than 5% of our Common Stock based on their filings with the SEC through March 15, 2010.

Name and Address	Shares Beneficially Owned	
	Number	Percent
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	66,310,900	13.5
Maori European Holding, S.L. (formerly known as Riofisa Holdings, S.L.) Arbea Campus Empresarial Edificio 5 Carretera de Fuencarral a Alcobendas M 603 Km 3'800 Alcobendas (Madrid) Spain	32,653,680	6.7

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The federal securities laws require our executive officers and directors to file reports of their holdings and transactions in our Common Stock with the SEC and the New York Stock Exchange.

Based on a review of the forms and written representations from our executive officers and directors, we believe that all applicable requirements were complied with in 2009, with the exception of the following:

- Due to administrative errors by the Company, each of Mr. Gross, a member of our Board of Directors, and Mr. Weidman, President of Wheelabrator Technologies Inc., was late in filing a Form 4 to report the grant by the Company of his annual equity award.
- In early 2009, Mr. O'Donnell, President and Chief Operating Officer, learned that a member of his family had purchased shares of our Common Stock on behalf of a custodial account whose beneficiaries included Mr. O'Donnell and several of his extended family members. The purchase, which was made without Mr. O'Donnell's consent or approval, occurred in December 2006. Mr. O'Donnell's interest in the account was approximately 5%, which equated to an ownership interest in approximately 108 shares of our Common Stock. Since Mr. O'Donnell did not become aware of the details of the 2006 purchase until 2009, he was unable to timely report the transaction on Form 4. Promptly upon being informed of the details of the transaction, Mr. O'Donnell reported the purchase on Form 4.

EXECUTIVE OFFICERS

The following is a listing of our current executive officers, other than Mr. Steiner, whose personal information is included in the Director Nominees section of this Proxy Statement on page 16, their ages and business experience for the past five years.

Name	Age	Positions Held and Business Experience for Past Five Years
David A. Aardsma	53	• Senior Vice President, Sales and Marketing since January 2005.
Puneet Bhasin	47	• Senior Vice President and Chief Information Officer since December 2009. • Senior Vice President — Global Product & Technology, Monster Worldwide (provider of global online employment solutions) from April 2005 to November 2009.
Barry H. Caldwell	49	• Senior Vice President — Government Affairs and Corporate Communications since September 2002.
Patrick J. DeRueda	48	• President, WM Recycle America, L.L.C., a wholly-owned subsidiary of the Company, since March 2005.
Brett W. Frazier	55	• Senior Vice President — Eastern Group since June 2007. • Vice President — Collections Operation Support from February 2006 to June 2007. • Vice President — Operations Improvement from November 2005 to February 2006. • Market Area General Manager — Houston Metro Area from December 2002 to November 2005.
Jeff M. Harris	55	• Senior Vice President — Midwest Group since April 2006. • Area Vice President — Michigan Market Area from April 2000 to April 2006.
Lawrence O'Donnell, III	52	• President and Chief Operating Officer since March 2004.
Cherie C. Rice	47	• Vice President — Finance since May 2004, and Treasurer since January 2004.
Greg A. Robertson	56	• Vice President and Chief Accounting Officer since March 2004.
Michael J. Romans	59	• Senior Vice President, People since January 2007. • Senior Vice President — Human Resources, The St. Joe Company (real estate operating company) from May 2006 to January 2007. • Senior Vice President — Human Resources, Hughes Supply, Inc. (wholesale distributor of construction, repair and maintenance-related products) from December 2004 to March 2006.
Robert G. Simpson	57	• Senior Vice President and Chief Financial Officer since March 2004.
James E. Trevathan	57	• Senior Vice President — Southern Group since July 2007. • Senior Vice President — Eastern Group from July 2004 to June 2007.
Mark A. Weidman	53	• President of Wheelabrator Technologies Inc., a wholly-owned subsidiary of the Company, since March 2006. • Vice President — Operations of Wheelabrator from June 2001 to March 2006.
Rick L Wittenbraker	62	• Senior Vice President, General Counsel and Chief Compliance Officer since November 2003.
Duane C. Woods	58	• Senior Vice President — Western Group since July 2004.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or CD&A, discusses how our Management Development and Compensation Committee, referred to throughout this discussion as the Compensation Committee, made its compensation decisions for the Company's executive officers that are named in the Summary Compensation Table on page 32 of this Proxy Statement. These officers include David P. Steiner, Lawrence O'Donnell, III, Robert G. Simpson, James E. Trevathan and Duane C. Woods. We refer to them collectively as the "named executive officers," or "named executives," throughout this Proxy Statement.

Our Compensation Philosophy for Named Executive Officers

The Company's compensation philosophy is designed to:

- Attract and retain exceptional employees;
- Encourage and reward performance; and
- Align our decision makers' long-term interests with those of our stockholders.

With respect to our named executive officers, the Compensation Committee believes that total direct compensation should be targeted at the competitive median according to the following:

- Base salaries should be paid within the median range, but attention must be given to individual circumstances, including strategic importance of the named executive's role, his experience, his individual performance and whether he was promoted internally or hired to the role from outside of the Company; and
- Short- and long-term incentive opportunities should be targeted at the competitive median, with actual payments varying primarily based on the Company's performance.

Highlights of 2009 Named Executive Officer Compensation

- Named executive officers were subject to the Company's salary freeze, so their base salaries remained the same as in 2008;
- Financial metrics used for annual cash bonus targets included (i) income from operations as a percentage of revenues and (ii) income from operations, net of depreciation and amortization, or EBITDA;
  - Actual bonus payments made in March 2010 for fiscal 2009 were 83.8% of target based on Company-wide performance;
- Long-term incentive awards granted to named executives consisted of performance share units with a three-year performance period ending December 31, 2011, which may be earned based on the achievement of a pre-determined return on invested capital, or ROIC, goal;
  - Named executive officers earned 84.1% of the performance share units that were granted in 2007 with the three-year performance period ended December 31, 2009.

Overview

Base Salary. We pay base salaries to our named executives to provide them with sufficient, regularly paid income for performing day-to-day responsibilities. The amounts of the base salaries we pay are meant to help us in attracting and retaining the best employees.

Annual Cash Bonus. Our named executives' bonuses are targeted at a percentage of base salary. Beginning in 2007, our named executives' bonuses have been earned based solely on the achievement of Company financial measures, and can range from zero to 200% of target. We tie our named executives' bonuses to the achievement of Company financial measures because these individuals have the highest level of decision making authority and, therefore, the most ability to influence the Company's results of operations. As a result, we believe it is appropriate to put their entire bonus at risk based on whether the financial goals of the Company are achieved. Additionally, we believe this level of objective determination and transparency for these individuals' compensation is appropriate and important to stockholders. In cases of individual performance that varies significantly from expectations, the Compensation Committee has the discretion to increase or decrease the calculated incentive payment by up to 25%, resulting in a modified payout for the named executive. This modifier has never been used for a named executive officer.

The financial measures chosen for our named executive officers' bonus calculations are those that we believe drive behaviors that increase value to our stockholders and are appropriately measured on an annual basis. Using income from operations as a percentage of revenues is meant to motivate employees to control and lower costs, operate efficiently and drive our pricing programs, thereby increasing our income from operations margin. EBITDA is an indication of our ability to generate cash flows before interest and taxes. We believe the ability to grow our cash flow is an important metric to our stockholders, and drives stockholder value. The specific targets for the income from operations as a percentage of revenues and income from operations, net of depreciation and amortization, of the Company necessary to earn a bonus in 2009 are discussed below.

Long Term Equity Incentives. We grant performance share units with a performance period of three years to motivate our named executive officers to act in a manner that can increase the value of the Company over time. The number of performance share units granted to our named executive officers corresponds to an equal number of shares of Common Stock. At the end of the three-year performance period for each grant, the Company will deliver a number of shares ranging from 0% to 200% of the initial number of units granted, depending on the Company's three-year performance against a pre-established ROIC target and subject to the general payout and forfeiture provisions. ROIC in our plan is defined generally as net operating profit after taxes divided by capital. Recipients can defer receipt of the shares issuable under their performance share unit awards until a specified date or dates they choose. Deferred amounts are not invested, nor do they earn interest, and are paid out in shares of Common Stock at the end of the deferral period. Since 2007, performance share units earn dividend equivalents, which are paid out based on the number of shares actually awarded, if any, at the end of the performance period.

We believe that the profitable allocation of capital is critical to the long term success of the Company. Using ROIC as a measure for incentive compensation purposes ensures that decisions are made with the best long-term interests of the Company in mind. ROIC is an indicator of our ability to generate returns for our stockholders. We believe that earnings growth is important and an appropriate measure for our annual bonuses. However, creating value over time is also important, and we therefore chose the three-year performance period for our long-term incentive compensation. We believe that using a three-year average of ROIC incentivizes our named executive officers to ensure the strategic direction of the Company is being followed and forces them to balance the short-term incentives awarded for growth with the long-term incentives awarded for value generated. The actual targets for ROIC under awards granted in 2009 are discussed below.

How Named Executive Officer Compensation Decisions are Made

The Compensation Committee meets several times each year to perform its responsibilities as delegated by the Board of Directors and as set forth in the Compensation Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our named executive officers.

In the performance of its duties, the Compensation Committee regularly reviews the total compensation, including the base salary, target bonus award opportunities, long-term incentive award opportunities and other benefits, including potential severance payments for each of our named executive officers. At a regularly scheduled meeting each year, the Compensation Committee reviews our named executives' total compensation and compares that compensation to the competitive market, as discussed below. In the first quarter of each year, the Compensation Committee meets to determine salary increases, if any, for the named executive officers; verifies the results of the Company's performance for annual incentive calculations; reviews the individual annual incentive targets for the current year as a percent of salary for each of the named executive officers; and makes decisions on granting long-term equity awards.

The Compensation Committee uses several resources in its analysis of the appropriate compensation for the named executive officers. Since 2006, the Compensation Committee has used tally sheets to review the compensation of our named executive officers, which show the cumulative impact of all elements of compensation. These tally sheets include detailed information and dollar amounts for each component of compensation, the value of all equity held by each named executive, and the value of welfare and retirement benefits and severance payments. The use of tally sheets allows the Compensation Committee to view executives' compensation in a detailed, cumulative manner and provides a means for comparing internal equity for all compensation components.

The Compensation Committee hires an independent consultant to provide advice to the Compensation Committee relating to market and general compensation trends. The Compensation Committee also uses the services of its independent consultant for data gathering and analyses, which the Compensation Committee uses for its discussions of and decisions on the named executive officers' compensation. The Compensation Committee has retained Frederic W. Cook & Co., Inc. as its independent consultant since 2002. The Company makes regular payments to Frederic W. Cook for its services around executive compensation, including meeting preparation and attendance, advice, best practice information, as well as competitive data.

In addition to services related to executive compensation, the consultant has provided the Board of Director's Nominating and Governance Committee information and advice related to director compensation. Frederic W. Cook has no other business relationships with the Company and receives no other payments from the Company. In February 2008, the Compensation Committee adopted a written policy to ensure the independence of any compensation consultants utilized by the Compensation Committee for executive compensation matters. Pursuant to the policy, no compensation consultant engaged by the Compensation Committee to assist in determining or recommending the compensation of executive officers may be engaged by management of the Company to provide any other services unless first approved by the Compensation Committee. Since the adoption of the policy, no engagements have been proposed to the Compensation Committee for approval.

Mr. Steiner and Mr. O'Donnell also play a part in determining compensation, as they assess the performance of the named executive officers reporting to them and report these assessments with recommendations to the Compensation Committee. Personnel within the Company's People Department assist the Compensation Committee by working with the Compensation Committee's independent consultant to provide information requested by the Compensation Committee and assisting the Compensation Committee in designing and administering the Company's incentive programs.

One of the data sources used by the Compensation Committee is compensation information of a comparison group of companies. The purpose of the comparisons of our named executives' compensation with executives at other companies is to gauge the competitive market. This market is relevant for attracting and retaining key talent and also for ensuring that the Company's compensation practices are aligned with general practices. Each of our named executive officers has been promoted to his current position from within the Company, which the Compensation Committee believes is an important and beneficial practice.

In 2008, the independent consultant provided the Compensation Committee with a competitive analysis of total direct compensation levels and compensation mixes for our executive officers, using information from:

- market data of 61 general industry companies with revenues ranging from $8.5 to $20.1 billion (excluding private companies, subsidiaries and financial companies) prepared by Hewitt Associates; and
- a comparison group of 20 companies, described below.

The comparison group of companies is recommended by the independent consultant prior to the actual data gathering process, with input from management, and the composition of the group is evaluated and approved by the Compensation Committee each year. The selection process for the comparison group begins with all companies in the Standard & Poor's North American database that are publicly traded U.S. companies in 12 different Global Industry Classifications. These industry classifications are meant to provide a collection of companies in industries that share similar characteristics with Waste Management. The companies are then limited to those with at least $5 billion in annual revenue to ensure appropriate comparisons, and further narrowed by choosing those with asset intensive operations and those focusing on transportation and logistics. Companies with these characteristics are chosen because the Compensation Committee believes that it is appropriate to compare our executives' compensation with executives that have similar responsibilities and challenges at other companies. The comparison group used for consideration of 2009 compensation included the companies listed below:

Allied Waste Industries*	Norfolk Southern
American Electric Power	Pitney Bowes
Burlington Northern Santa Fe	Republic Services*
CH Robinson	Ryder
CSX	Schlumberger
Entergy	Southern Company
FedEx	Sysco
FPL Group	Union Pacific
Grainger	United Parcel Service
Halliburton	YRC Worldwide

* Republic Services acquired Allied Waste Industries in December of 2008. Prior to the acquisition, Republic did not meet the minimum annual revenue requirement for inclusion in the comparison group, but an exception was made because of Republic's status as one of the Company's biggest competitors.

The market and the comparison group data are blended when composing the competitive analysis, when possible, such that each data source is weighted 50%. The competitive analysis shows that the Company's named executives generally are compensated within a median range of the compensation of the executives used in the competitive analysis. For competitive comparisons, the Compensation Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus twenty percent of the median total compensation of the competitive analysis is appropriate. In making these determinations, total direct compensation consists of base salary, target annual bonus, and the annualized grant date fair value of long-term equity incentive awards. When the competitive analysis was reviewed in 2008, it showed that none of our named executive officers' total direct compensation was above the median for their peers in the competitive analysis.

The Compensation Committee seeks to comply with the performance-based compensation exemption under Section 162(m) of the Internal Revenue Code when appropriate. Section 162(m) generally limits a company's ability to deduct compensation paid in excess of $1 million during any fiscal year to the Chief Executive Officer or any of the other named executive officers unless the excess amount is performance-based. Throughout the following discussion we have noted the programs that are designed to meet the Section 162(m) requirements.

The Compensation Committee also seeks to structure compensation that will provide sufficient incentives for named executive officers to drive results while avoiding unnecessary or excessive risk taking that could harm the long-term value of the Company. The Compensation Committee believes that the following measures help achieve this goal:

- Named executives are provided with competitive base salaries that are not subject to performance risk, which helps to mitigate risk-taking behaviors and provides an incentive for executives to retain their employment with the Company;
- The Compensation Committee relies on detailed processes to establish the Company financial performance measures under our incentive plans:
  - Measures are recalibrated annually to maintain directional alignment with pay and performance;

- Measures, while challenging, are designed to be achievable to mitigate the potential for excessive risk-taking behaviors;
- Both short- and long-term incentives include threshold, target and maximum payouts dependent on the achievement within ranges of performance, which are less likely to encourage inappropriate risk-taking behaviors than a single measurement that provides an "all-or-nothing" basis for compensation;
- Maximum payouts are capped at 200% of the target awards, reducing the likelihood of inappropriate or overly-aggressive actions for exorbitant payouts;
- Long-term equity incentive awards are granted annually to allow executives to accumulate these awards and become further vested in the longer-term sustainability of our business; and
- Long-term equity incentive awards' three-year performance period allows overlap of performance periods to reduce the incentive to maximize performance in any one year.

- The Compensation Committee has a clawback policy designed to recoup any amounts paid to named executives when those amounts were based on wrong-doing by the named executive.

Elements of Named Executives' 2009 Total Compensation

Base Salary — Each of our named executive officers is party to an employment agreement, approved by our Compensation Committee that provides for a base salary that, once increased, may not be reduced. The Compensation Committee's annual decisions regarding base salaries generally relate to merit increases, if any, as each of our named executive officers has been in his current role for several years. In determining annual merit increases, the Company looks at competitive market data for cost of labor increases. In early 2009, the Compensation Committee determined that because of economic conditions, no named executive officers would receive an annual merit increase; however, the salary freeze was lifted for all Company employees in 2010. The table below shows the base salary of each of our named executive officers in 2009:

Named Executive Officer	Base Salary
Mr. Steiner	$1,075,000
Mr. O'Donnell	$ 775,288
Mr. Simpson	$ 520,985
Mr. Trevathan	$ 566,298
Mr. Woods	$ 565,710

Annual Cash Bonus — The percentages of base salary targets for the annual bonuses of the named executive officers were set when the individuals were promoted to their current roles. These target percentages are reviewed annually to ensure they are still appropriate given the competitive market and the individuals' responsibilities. Additionally, each year the Compensation Committee determines the financial measures that will be used for the named executives' bonus determinations and sets the threshold, target and maximum measures necessary for bonus payments. The Compensation Committee makes these determinations based on what it believes are most likely to both drive and reward performance that is beneficial to the Company and stockholders generally.

The annual bonus plan is designed to comply with the performance-based compensation exemption under Section 162(m) of the Code by allowing the Compensation Committee to set performance criteria for payments, which may not exceed the predetermined amount of 0.5% of the Company's pre-tax income per participant.

The table below sets forth the performance measures set by the Compensation Committee for the named executive officers' bonuses earned in 2009:

	Threshold Performance (30% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)
Income from Operations Margin	14.6%	16.2%	22.2%
Income from Operations excluding Depreciation and Amortization	$2,947 million	$3,275 million	$4,487 million

The performance measures used under our bonus plan in 2009 shown in the table above were calculated based on the Company's consolidated results of operations. This is a change from prior years, when field based employees' target measures were based on their specific Area or Group results of operations and only corporate employees' target measures were based on consolidated results. In prior years, Mr. Trevathan and Mr. Woods' performance measures were based on the results of operations of the Southern Group and the Western Group, respectively. The Compensation Committee's decision to use the Company's consolidated results of operations in 2009 for all employees was a direct result of the organizational changes that took place due to the restructuring we announced in the first quarter of 2009. We believe that using the Company's consolidated results of operations resulted in all employees working toward the same end goals, and allowed us to reward employees, including named executive officers, in a manner that did not penalize them for the effects of the restructuring on specific field-based operations. Further, using consolidated results avoided incentivizing field-based employees to take actions that may have been overly aggressive in order to meet field-based financial goals given the negative short-term effects the restructuring may have had on those operations.

The Compensation Committee believes that the 2009 financial performance measures were goals that appropriately drove behaviors to create performance and results, in particular focusing on generating profitable revenue, cost cutting and cost control, and making the best use of our assets. When setting performance measure goals each year, the Compensation Committee looks to the Company's historical results of operations and analyses and forecasts for the coming year. Specifically, the Compensation Committee considers expected revenue based on analyses of pricing and volume trends, as affected by operational and general economic factors; expected wage, maintenance, fuel and other operational costs; and expected selling and administrative costs. Based on this information and in light of general economic conditions and indicators in early 2009, the Compensation Committee determined that the target performance under the annual bonus plan should be relatively flat as compared to the prior year's results. The Committee discussed the effects the recessionary environment was having on the Company's results of operations and the challenges that the Company was facing in 2009. Given these factors, the Compensation Committee made the determination that if the named executive officers were able to maintain operating results consistent with the prior year, notwithstanding the difficult economic environment, those results should merit an award.

Mindful of the negative effect the recessionary environment of the last 18 months had on the Company's volumes, which decreased our revenues, the Compensation Committee took additional action in early 2009. One of the Company's most important programs has been its pricing excellence, wherein we focus on ensuring we receive appropriate pricing for all of our services. We announced that we are committed to our pricing program and we do not intend to take volumes at prices that do not cover our costs and that do not provide strong operating margins. As a result, in January of 2009, the Compensation Committee added a feature to our bonus plan to ensure that employees were maintaining discipline in executing our pricing programs. In order for named executives to be eligible to receive bonuses for 2009, minimum pricing improvement targets were required of our field operations and a minimum improvement target was required for consolidated Corporate results. If the Corporate measure was met, all named executive officers would be bonus eligible. If the Corporate measure was not met, field-based named executive officers, which include Mr. Trevathan and Mr. Woods, would still be eligible for a bonus payment to the extent his respective Group measure was met. The targets, shown in the table below, were a weighted average rate per unit increase, based on commercial, residential and industrial collection operations; transfer stations; and municipal solid waste and construction and demolition volumes at our landfills.

Named Executive Officer	Pricing Improvement Target Required*
Corporate:	
Mr. Steiner	2.5%
Mr. O'Donnell	2.5%
Mr. Simpson	2.5%
Mr. Trevathan — Southern Group	3.0%
Mr. Woods — Western Group	2.6%

* The pricing measures used for these calculations are not the same as "yield" as we present in any of our disclosures, such as the Management's Discussion and Analysis section of our Forms 10-K and 10-Q or our earnings press releases, and the targeted increases shown in the table should not be construed as a targeted increase in "yield" as discussed in those disclosures.

The Company exceeded the Corporate pricing improvement target and as a result, each of the named executives was eligible to receive his 2009 annual bonus payment.

In determining whether Company financial performance measures have been met, the Compensation Committee has discretion to make adjustments to the calculations for unusual, non-recurring or otherwise non-operational matters that it believes do not accurately reflect true results of operations expected from management for bonus purposes. In 2009, actual results were adjusted to exclude the effects of (i) charges related to our restructuring announced in the first quarter of 2009; (ii) an increase in net income caused by the accounting effect of an increase in long-term interest rates, which are used to calculate the present value of our remediation liabilities at our landfills; (iii) charges related to our withdrawal from union sponsored multi-employer pension plans; and (iv) a non-cash charge to fully impair a landfill in California. The Compensation Committee deemed these adjustments appropriate for several reasons. The Company's restructuring and withdrawal from the pension plans were actions that the Compensation Committee believes are in the best long-term interest of the Company, as we have been able to operate more efficiently, achieve cost-savings and avoid potentially significant pension liabilities in the future. The restructuring reduced our cost structure and provided better visibility and alignment to our area operations. We reduced the number of market areas from 45 to 25, and streamlined various roles and processes. We believe this improved management visibility and efficiency will provide additional short- and long-term benefits. As a result, the Compensation Committee determined that our named executives should not be penalized by the effects of these actions. The non-cash landfill impairment charge resulted from the Company's decision to discontinue operations at the site and permanently close the site on an accelerated basis. Although the total costs expected to close the landfill did not increase as a result of this revised closure plan, the present value of these total costs (and our recorded obligations) increased as a result of the accelerated timeline. The Compensation Committee determined that this non-cash charge should be excluded from the Company's financial results for purposes of measuring our financial performance because (i) the current year management decision that the site was no longer commercially viable is expected to benefit the Company's overall long-term results; and (ii) the charge was generally related to accounting impacts associated with estimating the present value of the site's closure costs. Further, because the increase in net income caused by the increase in long-term interest rates was the result of accounting principles as opposed to actual operating results, the Compensation Committee determined its effects should also not be considered when calculating the achievement of targets. The Compensation Committee's policy generally is for financial results to speak for themselves and determine incentive compensation for our named executives on objective bases. However, not adjusting for certain items, like those discussed herein, could have the effect of incentivizing these individuals to not take actions that are necessary for the longer-term good of the Company in order to meet short-term goals.

As adjusted for the items noted above, the Company's income from operations as a percentage of revenue was 16.4% and income from operations, net of depreciation and amortization, was $3,104 million for 2009, which resulted in the following payouts, as a percentage of base salaries, for our named executive officers:

Named Executive Officer	Target Percentage of Base Salary	Percentage of Base Salary Earned in 2009
Mr. Steiner	115	96.4
Mr. O'Donnell	100	83.8
Mr. Simpson	85	71.2
Mr. Trevathan	85	71.2
Mr. Woods	85	71.2

The Company's restructuring was completed in 2009 and we believe the operational and organizational changes that were necessary have been fully integrated into the Company. As a result, the Compensation Committee believes using field-based results of operations for target measures of field-based employees in 2010 is appropriate. Additionally, in setting target measures and determining whether targets have been achieved, the results of Wheelabrator or recycling operations located in a geographic Group will be included in that Group's financial results for incentive compensation purposes. We believe using field-based measures is appropriate because it ties our field-based named executive officers' compensation directly to the success or failure of operations over which they have direct control. Including our Wheelabrator and recycling operations in our geographic Groups for incentive compensation of our named executive officers furthers our strategy of fully integrating our operations for full-service waste management solutions and maximizes results across all lines of our business. This is one of the ways in which our Compensation Committee adjusts our practices periodically to ensure that our programs will have their desired effects.

Long-Term Equity Incentives — Long-term equity incentives are a key component of our named executive officers' compensation packages. Our equity awards are designed to hold individuals accountable for long-term decisions by only rewarding the success of those decisions. The Compensation Committee continuously evaluates the components of its programs. In determining which forms of equity compensation are appropriate, the Compensation Committee considers whether the awards granted are achieving their purpose; the competitive market; and accounting, tax or other regulatory issues, among others. In determining the appropriate awards for the named executives' 2009 long-term incentive grant, the Compensation Committee discussed granting stock options as a means to maximize the link between the value for the individual and the value created for our stockholders. Based on several factors, including the then current economic environment that could have given rise to questions regarding the timing of the stock option grants, the Compensation Committee decided to continue granting only performance share units to the named executive officers for 2009. However, in its discussions relating to 2010 equity compensation, the Compensation Committee decided to grant both performance share units and stock options to its named executive officers. The Compensation Committee determined that equally dividing the awards between performance share units that use ROIC to focus on improved asset utilization and stock options that focus on increasing the market value of our stock would appropriately incentivize our named executives.

Performance Share Units — Performance share units are granted to our named executive officers annually to build stock ownership and align compensation with the achievement of our long-term financial goals. Performance share units provide an immediate retention value to the Company since there is unvested potential value at the date of grant. Each annual grant of performance share units has a three-year performance period, and would be forfeited if the executive were to voluntarily terminate his employment.

The Compensation Committee determined the number of units that were granted to each of the named executives in 2009 by establishing a targeted dollar amount value for the award. The values chosen were based primarily on the comparison information for the competitive market, including an analysis of the named executives' responsibility for meeting the Company's strategic objectives. The values also reflect the Compensation Committee's desired total mix of compensation for each named executive, which includes approximately 50% of total compensation relating to long-term equity although the percentage for Mr. Steiner is closer to 65%. Once dollar values of targeted awards were set, those values were divided by the average of the high and low over the 30 trading days preceding the Compensation Committee meeting at which the grants were approved to determine the target number of performance share units granted. The dollar value of the awards and corresponding number of performance share units are shown in the table below:

Named Executive Officer	Dollar Values Set by the Committee (at Target)	Number of Performance Share Units
Mr. Steiner	$4,200,769	135,509
Mr. O'Donnell	$1,717,483	55,403
Mr. Simpson	$1,157,360	37,335
Mr. Trevathan	$ 684,130	22,069
Mr. Woods	$ 684,130	22,069

The table below shows the required achievement of the performance measures and the corresponding potential payouts under our performance share units granted in 2009:

	Threshold		Target		Maximum	
	Performance	Payout	Performance	Payout	Performance	Payout
ROIC	15.6%	60%	17.3%	100%	20.8%	200%

The threshold, target and maximum measures are determined based on an analysis of historical performance and current projections and trends. The Compensation Committee uses this analysis and modeling of different scenarios related to items that affect the Company's performance such as yield, volumes and capital to set the performance measures. As with the consideration of targets for the annual bonus, the Compensation Committee carefully considered several material factors affecting the Company for 2009 and beyond, including the effect of the weak economy in early 2009 and economic indicators for future periods. Given these factors, the Compensation Committee determined that the target for ROIC for the 2009 award should be lower than in the prior year.

The table below shows the performance measures, the achievement of those measures and the corresponding payouts for the performance share units that have been granted since 2006:

	ROIC			EPS(1)			
	Threshold	Target	Actual(2)	Threshold	Target	Actual	Award Earned
2006 PSUs (Performance period ended 12/31/08)	12.1%	16.7%	16.2%	—	—	—	93.6% of units paid out in shares of Common Stock in February 2009
2007 PSUs (Performance period ended 12/31/09)	13.4%	18.5%	16.9%	—	—	—	84.1% of units paid out in shares of Common Stock in February 2010
2008 PSUs (Performance period ending 12/31/10)	17.6%	19.6%	—	$7.15	$7.44	—	—

(1) Earnings per share is based on the cumulative measure over the three-year performance period.

(2) Actual results are based on the Company's reported results of operations, as adjusted by the Compensation Committee to exclude the effect of tax audit settlements, described below.

In evaluating appropriate financial measures for the 2009 grant to named executives, the Compensation Committee decided to retain only ROIC, rather than an equal split between ROIC and EPS measurements. This decision was primarily a result of the Compensation Committee's determination that the 2009 grant should subject named executives to the same measures as all other employees that are granted equity awards and that the most appropriate long-term financial measure for our Company's employees generally is ROIC.

Our performance share unit awards are intended to meet the qualified performance-based compensation exception under Section 162(m). In February 2009, the Compensation Committee approved adjustments to the calculation of results under the 2006 awards that had a performance period ended December 31, 2008 to exclude the effect significant tax audit settlements had on the equity components of the calculation of ROIC. The adjustments increased the payouts of the 2006 awards and, as a result, the 2006 awards no longer satisfied the qualified performance-based compensation exception. This resulted in an increased tax expense to the Company of approximately $1.1 million, based on the federal and state combined statutory rate of 39%. The Compensation Committee believes that the adjustments were necessary and appropriate, particularly because the tax audit settlements were not reflective of operating performance. Further, it is important and consistent with the Company's compensation philosophy that extraordinary, unusual, and one-time items do not affect the payout expected based on performance. Modifications were made to the terms of awards granted in 2007 and later to allow for payouts under those awards to be fully deductible under Section 162(m).

Stock Options — In 2010, the Compensation Committee decided to re-introduce stock options as a component of the equity compensation awarded to our named executive officers in order to direct focus on increasing the market value of our Common Stock. Stock options were granted in the first quarter of 2010 in connection with the annual grant of long-term equity awards at a regularly scheduled Compensation Committee meeting. The number of options granted to the named executive officers was based on a dollar value of compensation decided by the Compensation Committee; the actual number of stock options granted was determined by assigning a value to the options using an option pricing model, and dividing the dollar value of compensation by the value of each option. The stock options will vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary. The exercise price of the options is the fair market value of our Common Stock on the date of grant, and the options have a term of 10 years. More information regarding the Compensation Committee's practices related to stock options will be included in next year's CD&A discussing 2010 compensation.

Post-Employment Compensation — The compensation our named executives receive post-employment is based on provisions included in individual equity award agreements, retirement plan documents and employment agreements. We enter into employment agreements with our named executive officers because they provide a form of protection for the Company through restrictive covenant provisions. They also provide the individual with the protection that he will be treated fairly in the event of a termination not for cause or under a change-in-control situation. The change-in-control provision included in each named executive officer's agreement requires a double trigger in order to receive any payment in the event of a change-in-control situation. First, a change-in-control must occur, and second the individual must terminate his employment for good reason or the Company must terminate his employment without cause within six months prior to or two years following the change-in-control event. We believe providing a change-in-control protection ensures impartiality and objectivity of our named executive officers in the context of a change-in-control situation and protects the interests of our stockholders.

In August 2005, the Compensation Committee approved an Executive Officer Severance Policy. The policy generally provides that after the effective date of the policy, the Company may not enter into severance arrangements with its executive officers, as defined in the federal securities laws, that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target bonus, unless such future severance arrangement receives stockholder approval. The policy applies to all of our named executive officers.

Deferral Plan — Each of our named executive officers is eligible to participate in our 409A Deferred Savings Plan. The plan allows all employees with a minimum base salary of $170,000 to defer up to 25% of their base salary and up to 100% of their annual bonus ("eligible pay") for payment at a future date. Under the plan, the Company matches the portion of pay that cannot be matched in the Company's 401(k) Savings Plan due to IRS limits. The Company match provided under the 401(k) Savings Plan and the Deferral Plan is dollar for dollar on the first 3% of eligible pay, and fifty cents on the dollar for the next 3% of eligible pay. Participants can contribute the entire amount of their eligible pay to the Deferral Plan. Contributions in excess of the 6% will not be matched but will be tax-deferred. Company matching contributions begin in the Deferral Plan once the employee has reached the IRS limits in the 401(k) plan. Funds deferred under this plan are allocated into accounts that mirror selected investment funds in our 401(k) plan, although the funds deferred are not actually invested in the funds. We believe that providing a program that allows and encourages planning for retirement is a key factor in our ability to attract and retain talent. Additional details on the plan can be found in the Nonqualified Deferred Compensation table and the footnotes to the table on page 35.

Perquisites — In the beginning of 2008, we eliminated all perquisites for our executive officers. At that time, each of the named executive officers was given a one-time increase to his salary in an amount equal to the value of the perquisites, reduced for the impact that the increase would have as a result of annual bonuses being calculated as a percentage of base salary in that year. Our named executive officers will continue to receive an annual physical examination that is treated as a non-taxable benefit because it is required for the benefit of the Company.

Based on a periodic security assessment by an outside consultant, for security purposes, the Company requires the Chief Executive Officer to use the Company's aircraft for business and personal use. Use of the Company's aircraft is permitted for other employees' personal use only with Chief Executive Officer approval in special circumstances, which does not occur often. All of our named executive officers are taxed on the value of their personal use of the Company's airplanes, if any, in accordance with IRS regulations using the Standard Industry Fare Level formula. This is a different amount than we disclose in the Summary Compensation Table, which is based on the SEC requirement to report the incremental cost to us of their use.

Other Compensation Policies and Practices

Stock Ownership Requirements — All of our named executive officers are subject to stock ownership guidelines. We instituted stock ownership guidelines because we believe that ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects and further aligns employees' interests with those of our stockholders. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Additionally, the guidelines contain holding period provisions that generally require Senior Vice Presidents and above to hold all of their shares and Vice Presidents to hold 50% of their shares for at least one year, even after required ownership levels have been achieved. We believe these holding periods discourage these individuals from taking actions in an effort to gain from short-term or otherwise fleeting increases in the market value of our stock.

The stock ownership guidelines vary dependent on the individual's title and are expressed as a fixed number of shares. Ownership requirements range from one to five times base salary as of the later of January 2005 or date of promotion into current position. The number of shares required to be owned is determined based on a $30.00 stock price, which was the market value of shares of our Common Stock when the guidelines were adopted. The Compensation Committee regularly reviews its ownership guidelines to ensure that the appropriate share ownership requirements are in place. Shares owned outright, deferred stock units, phantom stock held in the 401(k) plan and in the Deferral Plan count toward meeting the targeted ownership requirements. Restricted stock shares, restricted stock units and performance share units, if any, do not count toward meeting the guideline until they are vested or earned.

The following table outlines the ownership requirements for the named executive officers, each of whom had until January 2009 to meet the ownership levels:

Named Executive Officer	Ownership Requirement (number of shares)	Attainment as of 12/31/2009
Mr. Steiner	145,000	221%
Mr. O'Donnell	87,350	294%
Mr. Simpson	42,000	195%
Mr. Trevathan	32,600	218%
Mr. Woods	32,600	156%

Insider Trading — The Company maintains an insider trading policy that prohibits the named executive officers from engaging in most transactions involving the Company's Common Stock during periods, determined by the Company, that those executives are most likely to be aware of material inside information. Named executive officers must clear all of their transactions in our Common Stock with the Company's General Counsel's office to ensure they are not transacting in our securities during a time that they may have material, non-public information. Additionally, as a general matter, it is our policy that no transactions that reduce or cancel the risk of an investment in our Common Stock, such as puts, calls and other exchange-traded derivatives, or hedging activities that allow a holder to own a covered security without the full risks and rewards of ownership, will be cleared.

Executive Compensation

We are required to present compensation information in the tabular format prescribed by the SEC. This format, including the tables' column headings, may be different from the way we describe or consider elements and components of compensation internally. We have provided the following information because we believe it may be useful to an understanding of the tables presented in this section. The CD&A contains a discussion that should be read in conjunction with these tables to gain a complete understanding of our executive compensation philosophy, programs and decisions.

- Our annual cash bonuses are earned and paid based on the achievement of performance goals. As a result, they are included in the "Non-Equity Incentive Plan Compensation"column of the Summary Compensation Table.

- As described in CD&A, equity awards granted to the named executive officers include performance share units earned over a three-year performance period, after which shares of Common Stock may be issued depending on whether financial performance measures have been met. In 2007, named executives were also granted restricted stock units, which cliff-vested after a three-year period that ended in January 2010.

  The value of stock awards included in the tables is the aggregate fair value of the awards on the date of grant. For the restricted stock units granted in 2007, this means that the entire grant date fair value of the awards is included in the table even though the awards vested in full after a three-year service period ended in January 2010. In the case of performance share units, the value is based on what we believe the most probable outcome is at the date of grant, and excludes the effect of forfeitures. The grant date fair values in the tables are based on the "grant date" for accounting purposes, which generally is the date on which the material terms of the awards have been communicated to the named executives. The Compensation Committee determines the dollar value of equity awards at a meeting that precedes the date of grant, and determines a number of performance share units to be granted based on a thirty day trailing average of the market price of our Common Stock. As a result, the amounts in the tables show the grant date fair value for accounting purposes, which differs from the "value" of the awards granted by the Compensation Committee as shown in the CD&A on page 27 of this Proxy Statement. These values are neither guarantees of performance by the Company nor compensation to the executives. Rather, they generally are the aggregate amounts the named executives may receive three years in the future if they and the Company meet expectations set by the Compensation Committee. We believe these values are helpful to readers, as they give the reader an understanding of the named executives' potential compensation, and the amounts the Compensation Committee deemed appropriate compensation after the three-year period if the Company performed at target.

- As described in CD&A, our 2009 annual bonuses had threshold, target and maximum payouts based on the achievement of Company financial measures. In March 2010, we paid out bonuses to the named executives at 83.8% of target, as disclosed in the Summary Compensation Table. Notwithstanding that the bonuses were earned and paid, we included the threshold, target and maximum dollar amounts that were possible during 2009 in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards," in the Grant of Plan-Based Awards in 2009 table.

- Although we consider all of our equity awards to be a form of incentive compensation because their value will increase as the market value of our Common Stock increases, only awards with performance criteria are considered "equity incentive plan awards" for SEC disclosure purposes. As a result, only performance share units have been included as "Equity Incentive Plan Awards" in the Outstanding Equity Awards at December 31, 2009 table. Restricted stock units, restricted stock awards and stock options, if any, are disclosed in other tables as applicable.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
David P. Steiner	2009	1,116,346	3,069,956	1,035,978	258,524	5,480,804
Chief Executive Officer	2008	1,066,049	3,928,673	1,050,895	153,976	6,199,593
	2007	998,077	3,497,982	1,612,277	131,058	6,239,394
Lawrence O'Donnell, III	2009	805,107	1,255,155	649,691	66,818	2,776,771
President & Chief Operating	2008	768,754	1,606,233	659,102	83,289	3,117,378
Officer	2007	721,837	1,484,117	1,012,971	64,749	3,283,674
Robert G. Simpson	2009	541,022	845,824	371,098	31,655	1,789,599
Senior Vice President & Chief	2008	516,483	1,190,651	376,473	31,114	2,114,721
Financial Officer	2007	483,932	1,166,119	576,880	55,863	2,282,794
James E. Trevathan	2009	566,298	499,973	403,374	12,575	1,482,220
Senior Vice President — Southern	2008	562,105	703,797	409,936	32,855	1,708,693
Group	2007	527,878	689,307	552,546	53,706	1,823,437
Duane C. Woods	2009	565,710	499,973	402,955	15,263	1,483,901
Senior Vice President — Western	2008	561,521	703,797	378,635	32,382	1,676,335
Group	2007	521,342	689,307	580,000	58,649	1,849,298

(1) For 2007, amounts include the aggregate grant date fair value of restricted stock units and performance share units. All other years consist of performance share units only.

The table below shows the aggregate grant date fair value of performance share units if we assumed the maximum amounts will be earned.

	Year	Aggregate Grant Date Fair Value of Award Assuming Highest Level of Performance Achieved ($)
Mr. Steiner	2009	6,139,912
	2008	7,857,346
	2007	5,247,010
Mr. O'Donnell	2009	2,510,310
	2008	3,212,466
	2007	2,226,212
Mr. Simpson	2009	1,691,648
	2008	2,381,302
	2007	1,749,178
Mr. Trevathan	2009	999,946
	2008	1,407,594
	2007	1,033,998
Mr. Woods	2009	999,946
	2008	1,407,594
	2007	1,033,998

See Note 16 in the Notes to the Consolidated Financial Statements in our 2009 Annual Report on Form 10-K for a discussion of the assumptions used in the evaluation of our equity awards.

(2) The amounts included in "All Other Compensation" for 2009 are shown below (in dollars):

	Personal Use of Company Aircraft	Annual Physical	401(k) Matching Contributions	Deferral Plan Matching Contribution	Life Insurance Premiums	Other
Mr. Steiner	196,777	390	11,025	47,868	2,464	0
Mr. O'Donnell	0	500	11,025	53,514	1,779	0
Mr. Simpson	0	500	11,025	18,936	1,194	0
Mr. Trevathan	0	250	11,025	0	1,300	0
Mr. Woods	0	390	11,025	0	1,297	2,551

Mr. Steiner is required by us to use the Company aircraft for all travel, whether for personal or business purposes. We calculated the amount of the perquisite based on the incremental cost to us, which includes fuel, crew travel expenses, on-board catering, landing fees, trip related hangar/parking costs and other variable costs. We own or operate our aircraft primarily for business use; therefore, we do not include the fixed costs associated with the ownership or operation such as pilots' salaries, purchase costs and non-trip related maintenance.

The amounts reported under "Other" include infrequent items that do not fall within any of the other categories. The amounts reported under "Other" for Mr. Woods relate to an airline club membership and a Company-sponsored entertainment event, and include the amounts of the gross-ups provided by the Company for the taxes owed on those perquisites.

Grant of Plan-Based Awards in 2009

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock and Option Awards ($)
David P. Steiner		370,875	1,236,250	2,472,500				
	03/09/09				81,305	135,509	271,018	3,069,956
Lawrence O'Donnell, III		232,586	775,288	1,550,576				
	03/09/09				33,242	55,403	110,806	1,255,155
Robert G. Simpson		132,851	442,837	885,674				
	03/09/09				22,401	37,335	74,670	845,824
James E. Trevathan		144,406	481,353	962,706				
	03/09/09				13,241	22,069	44,138	499,973
Duane C. Woods		144,256	480,854	961,708				
	03/09/09				13,241	22,069	44,138	499,973

(1) Actual payouts of our 2009 cash bonuses are shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." The named executives' target and maximum bonuses are a percentage of base salary, provided for in their employment agreements. The threshold levels represent the bonus amounts that would have been payable if the minimum performance requirements were met for each performance measure.

(2) Represents the number of shares of Common Stock potentially issuable based on the achievement of performance criteria under performance share unit awards granted under our 2004 Stock Incentive Plan.

Outstanding Equity Awards at December 31, 2009

Name	Option Awards				Stock Awards(1)			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David P. Steiner		24,922	38.205	03/06/2013	37,207	$1,257,969	325,222	$10,995,756
	90,000	—	29.24	03/04/2014	—	—	—	—
	335,000	—	21.08	04/03/2013	—	—	—	—
	56,593	—	19.61	03/06/2013	—	—	—	—
	135,000	—	27.88	03/07/2012	—	—	—	—
	70,000	—	30.30	07/12/2011	—	—	—	—
	30,000	—	24.01	03/01/2011	—	—	—	—
	50,000	—	23.75	11/13/2010	—	—	—	—
Lawrence O'Donnell III. . .		31,429	37.985	03/06/2013	15,785	$ 533,691	134,053	$ 4,532,332
	90,000	—	29.24	03/04/2014	—	—	—	—
	79,466	—	19.61	03/06/2013	—	—	—	—
	150,000	—	27.88	03/07/2012	—	—	—	—
	175,000	—	24.01	03/01/2011	—	—	—	—
Robert G. Simpson		12,892	37.095	03/06/2013	12,403	$ 419,345	96,963	$ 3,278,319
	33,000	—	27.60	05/13/2014	—	—	—	—
	42,000	—	29.24	03/04/2014	—	—	—	—
	65,000	—	21.08	04/03/2013	—	—	—	—
	13,768	—	19.61	03/06/2013	—	—	—	—
	33,000	—	27.88	03/07/2012	—	—	—	—
	35,000	—	24.01	03/01/2011	—	—	—	—
James E. Trevathan	20,000	—	29.23	07/19/2014	7,330	$ 247,827	57,316	$ 1,937,854
	50,000	—	29.24	03/04/2014	—	—	—	—
	120,000	—	19.61	03/06/2013	—	—	—	—
	65,000	—	27.88	03/07/2012	—	—	—	—
	100,000	—	24.01	03/01/2011	—	—	—	—
Duane C. Woods.	50,000	—	28.45	06/03/2014	7,330	$ 247,827	57,316	$ 1,937,854
	20,000	—	29.24	03/04/2014	—	—	—	—
	18,000	—	19.61	03/06/2013	—	—	—	—
	10,000	—	26.77	05/16/2012	—	—	—	—
	15,000	—	27.88	03/07/2012	—	—	—	—
	10,000	—	24.01	03/01/2011	—	—	—	—

(1) All amounts are as of December 31, 2009, and dollar values are based on the closing price of the Company's Common Stock on that date of $33.81.

(2) Represents reload stock options. All reload stock options become exercisable once the market value of our Common Stock has increased by 25% over the option's exercise price.

(3) Includes the final vesting of the 2006 restricted stock unit awards, which vested in equal annual installments over a four year period, and the entire 2007 restricted stock unit awards, which vested in full after three years. The 2006 awards, which vested in full on January 27, 2010, included the following: Mr. Steiner — 13,750; Mr. O'Donnell — 5,833; Mr. Simpson — 4,583; Mr. Trevathan — 2,708; and Mr. Woods — 2,708. The 2007 awards, which vested in full on January 26, 2010, included the following: Mr. Steiner — 23,457; Mr. O'Donnell — 9,952; Mr. Simpson — 7,820; Mr. Trevathan — 4,622; and Mr. Woods — 4,622.

(4) Includes performance share units with three-year performance periods ending as follows. Performance share units are paid after the Company's financial results of operations for the entire performance period are reported, typically in mid to late February of the succeeding year. The performance period ended on December 31, 2009

includes the following performance share units: Mr. Steiner — 70,373; Mr. O'Donnell — 29,858; Mr. Simpson — 23,460; Mr. Trevathan — 13,868; and Mr. Woods — 13,868. The performance period ending on December 31, 2010 includes the following performance share units: Mr. Steiner — 119,340; Mr. O'Donnell — 48,792; Mr. Simpson — 36,168; Mr. Trevathan — 21,379; and Mr. Woods — 21,379. The performance period ending on December 31, 2011 includes the following performance share units: Mr. Steiner — 135,509; Mr. O'Donnell — 55,403; Mr. Simpson — 37,335; Mr. Trevathan — 22,069; and Mr. Woods — 22,069.

Option Exercises and Stock Vested in 2009

	Option Awards		Stock Awards(1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David P. Steiner	0	0	78,980	2,366,585
Lawrence O'Donnell, III	325,852(2)	4,290,656	33,509	1,004,074
Robert G. Simpson	0	0	26,329	788,930
James E. Trevathan	12,500	99,395	15,559	466,213
Duane C. Woods	4,000	37,296	15,559(3)	466,213

(1) Includes restricted stock units granted in 2005 and 2006 that vested in equal installments over four years and performance share units granted in 2006 with a performance period ended December 31, 2008 that were paid out in February 2009.

(2) We withheld shares in payment of the exercise price and minimum statutory tax withholding from Mr. O'Donnell's exercise of non-qualified stock options. Mr. O'Donnell received 91,716 net shares in this transaction.

(3) Mr. Woods deferred receipt of 10,142 shares, valued at $288,996 based on the market value of our Common Stock on the date of payment, payable under his 2006 performance share unit award. Mr. Woods elected to defer the receipt of the shares until he leaves the Company. Information about deferrals of performance share units can be found in the CD&A.

Nonqualified Deferred Compensation in 2009

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last Fiscal Year End ($)(1)
David P. Steiner	223,269	47,868	198,762	0	1,676,080
Lawrence O'Donnell, III	87,853	53,514	159,593	0	2,680,423
Robert G. Simpson	32,461	18,936	(81,329)	0	402,331
James E. Trevathan	0	0	83,757	0	2,552,186
Duane C. Woods	0	0	201,973	0	1,492,192

(1) Contributions are under the Company's Deferral Plan as described in CD&A. In this Proxy Statement as well as in previous years, we include executive contributions to the Deferral Plan in Base Salary in the Summary Compensation Table. Aggregate Balance at Last Fiscal Year End includes the following aggregate amounts of the named executives' base salaries that were included in Base Salary in the Summary Compensation Table in 2007-2009: Mr. Steiner — $585,845; Mr. O'Donnell — $1,123,288; Mr. Simpson — $127,233; Mr. Trevathan — $1,009,121; and Mr. Woods — $498,721.

(2) Company contributions to the executives' Deferral Plan accounts are included in All Other Compensation, but not Base Salary, in the Summary Compensation Table.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this Proxy Statement, as the amounts of the named executives' earnings represent the general market gains (or losses) on investments, rather than amounts or rates set by the Company for the benefit of the named executives.

(4) Accounts are distributed as either a lump sum payment or in annual installments (i) when the employee has reached at least 65 years of age or (ii) at a future date that occurs after termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company matching contributions, and gains and/or losses related to their investment choices.

Potential Payments Upon Termination or Change-in-Control

The Company has entered into employment agreements with each of the named executive officers. The agreements contain provisions regarding consideration payable by the Company upon termination of employment as described below. In some cases, the form of award agreements for equity awards may also contain provisions regarding termination or change-in-control. Each of the agreements also contains post-termination restrictive covenants, including a covenant not to compete, non-solicitation covenants, and a non-disparagement covenant, each of which lasts for two years after termination.

We entered into employment agreements with our named executive officers based on competitive market practices and because they provide a form of protection for the Company through restrictive covenant provisions. They also provide the named executives a sense of security and trust that they will be treated fairly in the event of a termination not for cause or under a change-in-control situation. We believe change-in-control protections ensure impartiality and objectivity for our named executives and enhance the interest of our stockholders.

Employment agreements entered into with named executive officers after February 2004 include a clawback feature that allows for the suspension and refund of termination benefits for subsequently discovered cause. These provisions are applicable to Mr. Simpson and Mr. Woods, whose agreements were entered into in October 2004. The agreements generally allow the Company to cancel any remaining payments due and obligate the named executive to refund to the Company any severance payments already made if, within one year of termination of employment of the named executive by the Company for any reason other than for cause, the Company determines that the named executive could have been terminated for cause. Additionally, in August 2007, the Compensation Committee adopted an Executive Compensation Clawback Policy. The purpose of the policy is to set forth guidelines as to when the Company should seek reimbursement of payments that are predicated on the achievement of financial results. Generally, the policy allows the Compensation Committee to require reimbursement when there has been intentional or reckless conduct that caused financial results to materially increase an award or payment.

The terms "Cause," "Good Reason," and "Change-in-Control" as used in the table below are defined in the executives' employment agreements and have the meanings generally described below. You should refer to the individual agreements for the actual definitions.

"Cause" generally means the named executive has:

- deliberately refused to perform his duties;
- breached his duty of loyalty to the Company;
- been convicted of a felony;
- intentionally and materially harmed the Company; or
- breached the covenants contained in his agreement.

"Good Reason" generally means that, without the named executive's consent:

- his duties or responsibilities have been substantially changed;
- he has been removed from his position;
- the Company has breached his employment agreement;
- any successor to the Company has not assumed the obligations under his employment agreement; or
- he has been reassigned to a location more than 50 miles away.

"Change-in-Control" generally means that:

- at least 25% of the Company's Common Stock has been acquired by one person or persons acting as a group;
- the majority of the Board of Directors consists of individuals other than those serving as of the date of the named executive's employment agreement or those that were not elected by at least two-thirds of those directors;
- there has been a merger of the Company in which at least 50% of the combined post-merger voting power of the surviving entity does not consist of the Company's pre-merger voting power, or a merger to effect a recapitalization that resulted in a person or persons acting as a group acquired 25% or more of the Company's voting securities; or
- the Company is liquidating or selling all or substantially all of its assets.

The following tables represent potential payouts to our named executives upon termination of employment in the circumstances indicated pursuant to the terms of their employment agreements. In the event a named executive is terminated for cause, he is entitled to any accrued but unpaid salary only.

The payouts assume the triggering event indicated occurred on December 31, 2009, at which time the closing price of our Common Stock was $33.81 per share. These payouts are determined for SEC disclosure purposes and are not necessarily indicative of the actual amounts the named executive would receive. Any actual performance share unit payouts will be based on future performance of the Company. We have based the payout of performance share units included in the amounts below on target awards outstanding at December 31, 2009. The payout for continuation of benefits and perquisites is an estimate of the cost the Company would incur to continue those benefits.

Potential Consideration upon Termination of Employment:

David P. Steiner

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of restricted stock units . . .	1,257,969
	• Payment of performance share units based on actual performance at end of performance period . . .	10,995,756
	• Two times base salary as of date of termination (payable in bi-weekly installments over a two-year period)(1) . . .	2,150,000
	• Life insurance benefit (in the case of Death) . . .	1,075,000
	Total . . .	**15,478,725**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period) . . .	4,622,500
	• Continued coverage under health and welfare benefit plans for two years . . .	20,544
	• Prorated vesting of restricted stock units . . .	1,204,819
	• Prorated payment of performance share units . .	6,589,772
	Total . . .	**12,437,635**
*Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)**	***Severance Benefits***	
	• Three times base salary plus target bonus, paid in lump sum . . .	6,933,750
	• Continued coverage under health and welfare benefit plans for three years . . .	30,816
	• Accelerated vesting of restricted stock units(2) . . .	1,257,969
	• Accelerated payment of performance share units(3) . . .	10,995,756
	• Full maximum bonus, prorated to date of termination . . .	2,472,500
	• Gross-up payment for any excise taxes . . .	5,266,093
	Total . . .	**26,956,884**

Lawrence O'Donnell, III

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of restricted stock units	533,691
	• Payment of performance share units based on actual performance at end of performance period	4,532,332
	• Two times base salary as of date of termination (payable in bi-weekly installments over a two-year period)(1)	1,550,576
	• Life insurance benefit (in the case of Death)	776,000
	Total	**7,392,599**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	3,101,152
	• Continued coverage under benefit plans for two years	
	• Health and Welfare Benefit Plans	20,544
	• Deferred Savings Plan	107,029
	• 401(k)	22,050
	• Prorated vesting of restricted stock units	511,106
	• Prorated payment of performance share units	2,730,935
	Total	**6,492,816**
*Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)**	***Severance Benefits***	
	• Three times base salary plus target bonus, paid in lump sum	4,651,728
	• Continued coverage under benefit plans for three years	
	• Health and Welfare Benefit Plans	30,816
	• Deferred Savings Plan	160,544
	• 401(k)	33,075
	• Accelerated vesting of restricted stock units(2)	533,691
	• Accelerated payment of performance share units(3)	4,532,332
	• Full maximum bonus, prorated to date of termination	1,550,576
	• Gross-up payment for any excise taxes	2,814,666
	Total	**14,307,428**

Robert G. Simpson

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of restricted stock units	419,345
	• Payment of performance share units based on actual performance at end of performance period	3,278,319
	• Life insurance benefit (in the case of Death)	521,000
	Total	**4,218,664**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,927,644
	• Continued coverage under health and welfare benefit plans for two years	20,544
	• Prorated vesting of restricted stock units	401,595
	• Prorated payment of performance share units	2,027,281
	Total	**4,377,064**
*Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)**	***Severance Benefits***	
	• Three times base salary plus target bonus, paid in lump sum	2,891,466
	• Continued coverage under health and welfare benefit plans for three years	30,816
	• Accelerated vesting of restricted stock units(2)	419,345
	• Accelerated payment of performance share units(3)	3,278,319
	• Full maximum bonus, prorated to date of termination	885,674
	• Gross-up payment for any excise taxes	1,809,757
	Total	**9,315,377**

James E. Trevathan

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of restricted stock units	247,827
	• Payment of performance share units based on actual performance at end of performance period	1,937,854
	• Two times base salary as of date of termination (payable in bi-weekly installments over a two-year period)(1)	1,132,596
	• Life insurance benefit (in the case of Death)	567,000
	Total	**3,885,277**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	2,095,302
	• Continued coverage under benefit plans for two years	
	• Health and Welfare Benefit Plans	20,544
	• Deferred Savings Plan	0
	• 401(k)	22,050
	• Prorated vesting of restricted stock units	237,346
	• Prorated payment of performance share units	1,198,362
	Total	**3,573,604**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a *Change-in-Control (Double Trigger)**	***Severance Benefits***	
	• Two times base salary plus target bonus, paid in lump sum	2,095,302
	• Continued coverage under benefit plans for two years	
	• Health and Welfare Benefit Plans	20,544
	• Deferred Savings Plan	0
	• 401(k)	22,050
	• Accelerated vesting of restricted stock units(2)	247,827
	• Accelerated payment of performance share units(3)	1,937,854
	• Full maximum bonus, prorated to date of termination	962,706
	• Gross-up payment for any excise taxes	1,238,177
	Total	**6,524,460**

Duane C. Woods

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of restricted stock units	247,827
	• Payment of performance share units based on actual performance at end of performance period	1,937,854
	• Life insurance benefit (in the case of Death)	566,000
	Total	**2,751,681**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	2,093,128
	• Continued coverage under health and welfare benefit plans for two years	20,544
	• Prorated vesting of restricted stock units	237,346
	• Prorated payment of performance share units	1,198,362
	Total	**3,549,380**
*Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)**	***Severance Benefits***	
	• Three times base salary plus target bonus, paid in lump sum	3,139,692
	• Continued coverage under health and welfare benefit plans for three years	30,816
	• Accelerated vesting of restricted stock units(2)	247,827
	• Accelerated payment of performance share units(3)	1,937,854
	• Full maximum bonus, prorated to date of termination	961,708
	• Gross-up payment for any excise taxes	2,064,444
	Total	**8,382,341**

---

* The double trigger refers to the provisions in the named executive officers' employment agreements. As described in the following footnotes, the restricted stock unit and performance share unit award agreements accelerate payments of those awards in most cases upon a change-in-control without a termination event.

(1) Although these provisions were included in certain named executives' employment agreements prior to 2004, it is not the Compensation Committee's current practice to include increased payments in the event of death or disability in employment agreements.

(2) The restricted stock unit award agreements provide that the awards will be accelerated upon a change-in-control unless the successor entity assumes the awards and converts them into equivalent grants of the successor regardless of termination of employment; however, if the awards are converted, the agreements also provide for an acceleration of vesting if the employee is terminated without cause during the referenced window period.

(3) The performance share unit award agreements provide that the awards will be accelerated upon a change-in-control regardless of termination of employment. In the event of a change-in-control, the employee would receive a payout of shares of Common Stock calculated on a shortened performance period plus a restricted stock unit award in the successor entity to compensate for the lost opportunity from the date of the change-in-control to the end of the original performance period. If the employee is thereafter terminated within the window period referenced, he would vest in full in the new restricted stock unit award. The payment in the event of acceleration is based on the achievement, as of the date of the change-in-control, of the performance target interpolated back to the date of the change-in-control. The performance targets of performance share units are for a three-year average; because the achievement of the interpolated target cannot be determined, we

have assumed the interpolated target was the same as the original target and was met as of the date of the change-in-control.

All of the named executives' stock options, other than reload options, have vested in full. In the event of termination for cause, all options are immediately cancelled. However, some of our named executive officers have provisions in their employment agreements that give them continued exercisability of stock options in the event of the termination of their employment that is longer than the normal terms contained in the stock option agreements themselves. The employment agreements we entered into with Mr. Steiner, Mr. O'Donnell and Mr. Simpson give them the ability to exercise all stock options granted before 2004 for (i) two years after termination of employment without cause or for good reason and (ii) three years after termination without cause or for good reason six months prior to, or two years following, a change-in-control. Mr. Trevathan's employment agreement gives him the ability to exercise all stock options granted before 2004 for two years after termination of employment (i) without cause or for good reason or (ii) without cause or for good reason six months prior to, or two years following, a change-in-control. Mr. Wood's employment agreement does not provide for extended exercisability of his stock options upon termination. The value, if any, of the benefit of continued exercisability to executives is dependent on whether the market value of our Common Stock exceeds the exercise prices of the stock options during the post-termination period of exercisability. We have valued the benefit based on the potential gain the named executive could have realized if the stock options were exercised as of December 31, 2009 as follows: Mr. Steiner — $7,322,721; Mr. O'Donnell — $4,144,217; Mr. Simpson — $1,958,516; Mr. Trevathan — $3,389,500; and Mr. Woods — $872,350.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Item 2 on the Proxy Card)

Our Board of Directors, upon the recommendation of the Audit Committee, has ratified the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2010, subject to ratification by our stockholders.

Representatives of Ernst & Young LLP will be at the Annual Meeting. They will be able to make a statement if they want, and will be available to answer any appropriate questions stockholders may have.

Although ratification of the selection of Ernst & Young is not required by our Bylaws or otherwise, we are submitting the selection to stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good governance. If our stockholders do not ratify our selection, it will be considered a direction to our Board and Audit Committee to consider selecting another firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change is in the best interests of the Company and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010.

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2009	2008
	(In millions)	
Audit Fees	**$7.1**	**$7.7**
Audit-Related Fees	**1.2**	**1.2**
Tax Fees	**0.1**	**0.0**
All Other Fees	**0.0**	**0.0**
Total	**$8.4**	**$8.9**

Audit includes fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support the Company's debt issuances, accounting consultations, and separate subsidiary audits required by statute or regulation, both domestically and internationally. Audit-related fees principally include separate subsidiary audits not required by statute or regulation and employee benefit plan audits. Tax fees were for tax audit and compliance assistance in certain foreign jurisdictions.

The Audit Committee has adopted procedures for the approval of Ernst & Young's services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval. The services are grouped into significant categories and provided to the Audit Committee in the format shown above. All projects that have the potential to exceed $100,000 are separately identified and reported to the Committee for approval. The Audit Committee Chairman has the authority to approve additional services, not previously approved, between Committee meetings. Any additional services approved by the Audit Committee Chairman between Committee meetings are ratified by the full Committee at the next regularly scheduled meeting. The Audit Committee is updated on the status of all services and related fees at every regular meeting. In 2009 and 2008, the Audit Committee pre-approved all audit, audit-related and tax services performed by Ernst & Young.

As set forth in the Audit Committee Report on page 7, the Audit Committee has considered whether the provision of these non-audit services is compatible with maintaining auditor independence and has determined that they are.

PROPOSAL TO AMEND THE COMPANY'S SECOND RESTATED CERTIFICATE OF INCORPORATION (Item 3 on the Proxy Card)

The next item on the agenda is a proposal to amend our Second Restated Certificate of Incorporation (the "Certificate") to eliminate the supermajority stockholder voting provisions, subject to stockholder approval.

After careful consideration and review, and upon the recommendation of the Nominating and Governance Committee, the Board has determined to eliminate the supermajority vote requirement for votes that are contained in our current Certificate and Bylaws.

In general, our supermajority vote provisions were designed to ensure that a director could not be removed by a vote of stockholders representing less than two-thirds of the shares outstanding and entitled to vote. The supermajority vote provisions also allowed the existing Board to control the size of the Company's Board of Directors in order to limit actions by minority stockholders who may attempt to increase the size of the Board or remove directors to create vacancies that the minority stockholders could seek to fill. While our Board believes these actions should not be taken without the support of a substantial proportion of our stockholders, the Board has determined that an amendment and restatement of the Certificate to eliminate the supermajority vote requirements is advisable and is in the best interests of the Company and its stockholders. Such amendment and restatement, if adopted, would change the provisions contained in Article Ninth of the Certificate that require an affirmative vote of two-thirds of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered as a single class) to (i) remove directors and (ii) to amend or repeal provisions of Article Ninth of the Certificate or adopt any provision inconsistent with one or more of the provisions contained in that Article.

The Board has adopted resolutions approving and declaring the advisability of adopting the proposed amended and Restated Certificate (the "Restated Certificate") and recommends that stockholders approve the Restated Certificate by voting in favor of this Proposal.

In determining whether eliminating the current supermajority voting requirements is in the best interests of the Company's stockholders, the Nominating and Governance Committee and the Board noted that such provisions are designed to provide safeguards and avoid disruption to the Company's Board of Directors unless such actions are with the consensus of the holders of at least two-thirds of stockholders.

The Board also considered the view of investors who believe that supermajority voting provisions are inconsistent with current trends in corporate governance because they may limit the ability of a simple majority of stockholders at any particular time to remove directors by essentially providing a veto to a large minority stockholder or group of stockholders. As a related matter, some commentators note the difficulty of obtaining a two-thirds vote. Other commentators have suggested that a lower threshold for stockholder votes can increase stockholders' ability to participate effectively in corporate governance. At the Company's 2009 Annual Meeting of Stockholders, our stockholders approved a proposal to eliminate the supermajority vote requirements contained in our Certificate and Bylaws.

If the proposed amendments are adopted, then the affirmative vote of a majority of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered as a single class) will be required for stockholders to (i) remove any director; or (ii) amend or repeal, or adopt any provision inconsistent with any one or more provisions contained in Article Ninth of the Restated Certificate. This is the lowest vote allowed by the General Corporation Law of the State of Delaware (the "DGCL") for the removal of directors, as provided for in Section 141 of the DGCL.

As currently written, Article Ninth of the Certificate can only be amended by the affirmative vote of at least two-thirds of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered as a single class). An abstention or other failure to vote on this Proposal is not an affirmative vote and therefore will have the same effect as a vote against this Proposal. Therefore, it is important that you vote your shares in person or by proxy.

If this Proposal is approved by stockholders, it will be effected by the filing of the Restated Certificate with the State of Delaware promptly after the Annual Meeting. The Company's current Bylaws also provide, in Section 3.3, that two-thirds of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered as a single class) is necessary to remove directors. If the Proposal is adopted and the Certificate is amended, the Board of Directors also will amend Section 3.3 of the Company's Bylaws to provide that only a majority of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered as a single class) is required to remove directors.

A copy of the Restated Certificate marked to show all changes proposed under this Proposal against the current Certificate is attached as Appendix A to this Proxy Statement, with proposed deletions indicated by strikeout and proposed additions indicated by underline. The above descriptions of the current provisions of the Certificate and the Restated Certificate are qualified in their entirety by reference to the actual text as set forth in Appendix A.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S SECOND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTE REQUIREMENTS.

STOCKHOLDER PROPOSAL RELATING TO DISCLOSURE OF POLITICAL CONTRIBUTIONS (Item 4 on the Proxy Card)

The following proposal was submitted by the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, which owns 143 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

RESOLVED: That the shareholders of Waste Management, Inc., ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution that, if made directly by the corporation, would not be deductible under Section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,

c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

SUPPORTING STATEMENT: As long-term Waste Management shareholders, we support policies that apply transparency and accountability to corporate political spending.

Absent a system of accountability, we are concerned that Company assets may be used for policy objectives that may be inimical to Waste Management's long-term interests.

For example, Waste Management is trying to establish itself as the industry leader for waste and environmental services in a new green economy. A Waste Management senior executive sits on the Board of Directors of The National Association of Manufacturers (NAM), which has reportedly fought legislation that caps greenhouse gas emissions. According to news reports, Duke Energy, one of the country's largest utilities, decided to leave NAM in part because of the group's opposition to climate change legislation. ("Duke Energy ditches manufacturing group," *Politico,* May 8, 2009). Without disclosure, it is impossible for shareholders to know whether Waste Management payments to NAM are used for the group's political activities, including those opposing climate change legislation.

Based on available public records, Waste Management has contributed at least $4 million in corporate funds since the 2002 election cycle. *(http://moneyline.cq.com/pml/home.do; http://www.followthemoney.org).*

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. Payments to trade associations used for political activities are undisclosed and unknown.

Waste Management does not disclose its political expenditures, the executives who authorize them, or the guidelines that help the Company determine the appropriateness of such expenditures.

Last year this proposal received approximately 32 percent support.

We urge your support **FOR** this proposal.

Waste Management Response to Stockholder Proposal Relating to Disclosure of Political Contributions

Waste Management is fully committed to complying with all applicable laws concerning political contributions, including laws requiring public disclosure of political contributions and lobbying expenses. Accordingly, Waste Management believes this proposal is unnecessary because a comprehensive system of reporting and accountability for political contributions already exists.

Current law limits the amounts of political contributions that can be made, restricts the organizations or entities that can receive corporate funding, and requires that a clear system of accountability be in place, as established by regulatory agencies in the United States. Political contributions or donations made by the Company and its Political Action Committee (PAC) are required to be disclosed under federal, state and local campaign finance law. The Company fully complies with these disclosure and reporting requirements. As a result, information on the Company's political contributions is available to stockholders and interested parties through public sources.

Waste Management believes that it is important to participate in the political process because it is of intrinsic benefit to our business and employees. Our policy on political contributions is published in the Company's *Code of Conduct*, which is disseminated to all employees. We do not expect the candidates to whom we contribute funds to agree with our positions on all issues at all times. We do, however, seek to support candidates who recognize the importance of the environmental services we provide, while also recognizing that a fair, free market system provides the best environment for continued improvement of cost-effective services.

Contributions of funds from the Company's PAC to federal, state and local candidates and all other Company contributions are approved, in advance, by the Government Affairs Department. The PAC files monthly reports of receipts and disbursements to the Federal Election Commission (FEC), as well as pre-election and post-election FEC reports. Those publicly available reports identify the names of candidates supported and amounts contributed by the PAC. In addition, all political contributions to federal candidates over $200 are publicly disclosed by the FEC. Under the Lobbying Disclosure Act of 1995, Waste Management submits to Congress semi-annual reports of amounts spent on lobbying and the subjects lobbied, which are also publicly available. Those reports have been submitted quarterly since April 2008 under the Honest Leadership and Open Government Act of 2007, and semi-annual reports include a list of all federal election candidates to whom the PAC contributed during the previous six months.

A senior executive of the Company sits on the Board of Directors of the National Association of Manufacturers (NAM) in an effort to ensure that the Company's interests are represented by that trade association. NAM has supported inclusion of landfill gas-to-energy and waste-to-energy in the Federal Renewable Portfolio Standard contained in the House-passed climate change bill and the pending Senate bill. It has opposed the House bill but has not opposed the Senate bill. It has stated that climate change legislation should maintain a level playing field for US companies in the global marketplace. NAM has called for legislation that ensures a national approach; enhances our economic leadership; is technology-driven; provides flexibility and fosters innovation; and promotes global participation. Those elements have broad support in the deliberations currently under consideration in the Senate.

Adoption of this proposal would require Waste Management to expend resources unnecessarily to create a semi-annual report disclosing political contributions, duplicating reports already publicly available.

This proposal was submitted to the vote of our stockholders at the 2008 and 2009 annual meetings and failed to pass on both occasions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

STOCKHOLDER PROPOSAL RELATING TO RIGHT OF STOCKHOLDERS TO CALL SPECIAL STOCKHOLDER MEETINGS (Item 5 on the Proxy Card)

The following proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, who owns 7,600 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

5 — Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

The Simple Majority Vote topic won our overwhelming 80% support at our 2009 annual meeting. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first 50%-plus vote. The Simple Majority Vote topic even won 57%-support from all our shares outstanding.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

John Pope (our Chairman and on our three most important board committees, audit, nomination and executive pay) was designated as a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Federal-Mogul (FDML) bankruptcy. Pastora San Juan Cafferty had 15-years director tenure (independence concern) and yet was assigned to two of our most important board committees. John Pope and Patrick Gross each held five board seats — over-extension concern.

Our directors served on six boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm: John Pope, Kraft Foods Inc. (KFT); David Steiner, FedEx (FDX) and Tyco Electronics (TEL); Patrick Gross, Capital One Financial (COF) and Taleo (TLEO) and Steven Rothmeier, ArvinMeritor (ARM).

In order to best align our CEO's interests with shareholders, the minimum stockholding requirement should be 10X base salary according to the Corporate Library. Yet our CEO David Steiner was required to hold only 5X base salary. We had no shareholder right to cumulative voting, a lead director to call a special meeting or vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings — Yes on 5.

Waste Management Response to Stockholder Proposal Relating to the Right of Stockholders to Call Special Stockholder Meetings

Our Board believes that this proposal is contrary to the interests of the Company and its stockholders. Our Bylaws currently provide that a special meeting may be called by a majority of the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The current Bylaw provision is an appropriate corporate governance provision for a public company of our size because it allows the directors and our most senior management to exercise their judgment to determine when it is in the best interests of our stockholders to convene a special meeting. A special meeting should only be called to consider extraordinary events, which cannot wait until the next annual meeting. State law and regulatory provisions require that our Board seek stockholders approval for most significant actions, such as the acceptance of merger proposals, the adoption of new equity incentive plans and amendments to the Company's Certificate of Incorporation.

This proposal, if implemented, would permit stockholders holding only 10% of our outstanding Common Stock or groups of small stockholders whose aggregate holdings equal only 10% to call a special meeting at any time and with any frequency. This would be true regardless of how long those stockholders have held our stock. Additionally, the meetings called could cover agenda items in which stockholders generally have little or no interest or that are relevant to only very narrow constituencies. Allowing meetings to be called in this manner could be disruptive to the Company's operations and time-consuming for management. Meetings of stockholders are expensive, and allowing a possibly unlimited number of meetings to be called by a small ownership percentage is not a responsible use of time or financial resources. Our Board believes that adopting such a Bylaw would not be in the best interests of our stockholders.

Our stockholders have other rights available to them that are effective and far less costly to the Company, such as the ability to act by written consent. We also provide significant opportunity for our stockholders to raise matters at our annual meetings. Stockholders have frequently used our annual meetings to propose business by making proposals through the proxy rules, such as this one, and are able to communicate their concerns during the question and answer session of an annual meeting.

Our Board is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. We do not have a classified Board, which means each of our directors is elected annually. Further, our directors are elected by a majority of votes cast at each meeting. Additionally, as described in this Proxy Statement, our Board is currently seeking stockholder approval for amendments to our governing documents that will reduce any supermajority stockholder voting provision to require the vote of only a majority of the outstanding shares.

This proposal should be evaluated in the context of these practices, as well as our overall governance practices. Our Board has a wide range and depth of experience that benefits our stockholders. RiskMetrics Group has ranked our corporate governance practices in the 97th percentile for our industry group. The Corporate Library has assigned our Board a "Low" Corporate Governance Risk Assessment, indicating that our Company's governance practices are not a cause for concern.

In light of our Board's continuing commitment to ensuring effective corporate governance, and the other reasons outlined in this response, our Board does not believe that adoption of the proposal is necessary.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

OTHER MATTERS

We do not intend to bring any other matters before the Annual Meeting, nor do we have any present knowledge that any other matters will be presented by others for action at the meeting. If any other matters are properly presented, your proxy card authorizes the people named as proxies to vote as they think best.

APPENDIX A

~~SECOND~~THIRD RESTATED CERTIFICATE OF INCORPORATION OF WASTE MANAGEMENT, INC.

Waste Management, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is Waste Management, Inc., and the name under which the Corporation was originally incorporated is USA Waste Services, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was April 28, 1995.

2. This ~~Second~~Third Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") restates and integrates and further amends the Second Restated Certificate of Incorporation of this Corporation ~~by amending Article Ninth to provide for the election of directors annually~~.

3. The text of the Second Restated Certificate of Incorporation as amended or supplemented heretofore is further amended hereby to read as herein set forth in full.

First: The name of the Corporation is "Waste Management, Inc."

Second: The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Third: The nature of the business, objects and purposes to be transacted, promoted or carried on by the Corporation is:

To engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The total number of shares of capital stock which the Corporation shall have authority to issue is one billion, five hundred and ten million (1,510,000,000), divided into one billion five hundred million (1,500,000,000) shares of Common Stock of the par value of one cent ($0.01) per share and ten million (10,000,000) shares of Preferred Stock of the par value of one cent ($0.01) per share.

A. No holder of Common Stock or Preferred Stock of the Corporation shall have any pre-emptive, preferential, or other right to purchase or subscribe for any shares of the unissued stock of the Corporation or of any stock of the Corporation to be issued by reason of any increase of the authorized capital stock of the Corporation or of the number of its shares, or of any warrants, options, or bonds, certificates of indebtedness, debentures, or other securities convertible into or carrying options or warrants to purchase stock of the Corporation or of any stock of the Corporation purchased by it or its nominee or nominees or other securities held in the treasury of the Corporation, whether issued or sold for cash or other consideration or as a dividend or otherwise other than, with respect to Preferred Stock, such rights, if any, as the Board of Directors in its discretion from time to time may grant and at such price as the Board of Directors in its discretion may fix.

B. The holders of Common Stock shall have the right to one vote per share on all questions to the exclusion of all other classes of stock, except as by law expressly provided, as otherwise herein expressly provided or as contained within a certificate of designation, with respect to the holders of any other class or classes of stock.

C. The Board of Directors is authorized, subject to limitations prescribed by law, by resolution or resolutions to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(1) The number of shares constituting that series and the distinctive designation of that series;

(2) The dividend rights and dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4) Whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(5) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in cash on redemption, which amount may vary under different conditions and at different redemption dates;

(6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(8) Any other relative rights, preferences and limitations of that series; or

(9) Any or all of the foregoing terms.

D. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock created thereby, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors of the Corporation. Should the number of shares of any series be so decreased, the shares constituting such decrease shall resume the status which they had prior to adoption of the resolution originally fixing the number of shares of such series.

E. Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise), purchased or otherwise acquired by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified or reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock and to any filing required by law.

Fifth: The Corporation is to have perpetual existence.

Sixth: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

Seventh: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of Delaware. Neither this ~~Second~~Restated Certificate of Incorporation nor any amendment, alteration, or repeal of this Article, nor the adoption of any provision of the ~~Second~~Restated Certificate of Incorporation inconsistent with this Article, shall adversely affect, eliminate, or reduce any right or protection of a director of the Corporation hereunder with respect to any act, omission or matter occurring, or any action, suit, or claim that, but for this Article, would accrue or arise, prior to the time of such amendment, modification, repeal, or adoption of an inconsistent provision. All references in this Article to a "director" shall also be deemed to refer to such person or persons, if any, who pursuant to a provision of the ~~Second~~Restated Certificate of Incorporation in accordance with subsection (a) of Section 141 of the Delaware General Corporation Law, exercise or perform any of the powers or duties otherwise conferred or imposed upon the Board of Directors by the Delaware General Corporation Law.

Eighth: This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or any of its direct or indirect subsidiaries or while such a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

Ninth: (A) Except as otherwise provided in this ~~Second~~ Restated Certificate of Incorporation or the bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect additional directors under specified circumstances, the number of directors of the Corporation shall be as fixed from time to time by, or in the manner provided in, the bylaws of the Corporation. Unless approved by at least two-thirds of the incumbent directors, the number of directors which shall constitute the whole Board of Directors shall be no fewer than three and no more than nine.

(B) Commencing with the election of directors at the 2003 Annual Meeting of Stockholders, all directors, other than those who may be elected by the holders of any class or series of Preferred Stock voting separately by class or series, shall be elected annually. Notwithstanding the foregoing provision of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal.

(C) Except as otherwise provided pursuant to the provisions of this ~~Second~~ Restated Certificate of Incorporation or the bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect directors under specified circumstances, any director or directors may be removed from office at any time, with or without cause but only by the affirmative vote, at any annual meeting or special meeting (as the case may be) of the stockholders, of not less than ~~two-thirds~~a majority of the total number of votes of the then outstanding shares of capital stock of the

Corporation entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposal was contained in the notice of such meeting.

(D) In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be appointed or determined by the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(E) Vacancies in the Board of Directors, however caused, and newly-created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until his successor is duly elected and qualified or until his earlier death, resignation or removal.

(F) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, and other features of such directorships shall be governed by the terms of this ~~Second~~ Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article unless expressly provided by such terms.

(G) Notwithstanding any other provision of this ~~Second~~ Restated Certificate of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this ~~Second~~ Restated Certificate of Incorporation or the bylaws of the Corporation), the affirmative vote, at any regular meeting or special meeting of the stockholders, of not less than ~~two-thirds~~a majority of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of, this Article, but only if notice of the proposed alteration or amendment was contained in the notice of such meeting.

Tenth: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation, or adopt new bylaws, without any action on the part of the stockholders; provided, however, that no such adoption, amendment or repeal shall be valid with respect to bylaw provisions which have been adopted, amended or repealed by the stockholders; and further provided, that bylaws adopted or amended by the Directors and any powers thereby conferred may be amended, altered or repealed by the stockholders.

Eleventh: The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this ~~Second~~ Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to this ~~Second~~ Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article; provided, however, that the Corporation shall not amend Article Ninth to be effective on a date other than a date on which directors are elected.

4. This ~~Second~~ Restated Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, WASTE MANAGEMENT, INC. has caused this Third Restated Certificate of Incorporation to be signed by ________, its ________, this ___ day of ________, 2010.

WASTE MANAGEMENT, INC.

____

[Name]
[Title]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-12154

Waste Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**73-1309529**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1001 Fannin Street, Suite 4000 **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(713) 512-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2009 was approximately $13.8 billion. The aggregate market value was computed by using the closing price of the common stock as of that date on the New York Stock Exchange ("NYSE"). (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

The number of shares of Common Stock, $0.01 par value, of the registrant outstanding at February 11, 2010 was 484,972,117 (excluding treasury shares of 145,310,344).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated as to
Proxy Statement for the 2010 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation, our wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. Waste Management, Inc. is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to the parent holding company.

WMI was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WMI and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WMI, WM Holdings is a holding company and all operations are conducted by subsidiaries. For detail on the financial position, results of operations and cash flows of WMI, WM Holdings and their subsidiaries, see Note 23 to the Consolidated Financial Statements.

Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is http://www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are the leading provider of integrated waste services in North America. Using our vast network of assets and employees, we provide a comprehensive range of waste management services. Through our subsidiaries we provide collection, transfer, recycling, disposal and waste-to-energy services. In providing these services, we actively pursue projects and initiatives that we believe make a positive difference for our environment, including recovering and processing the methane gas produced naturally by landfills into a renewable energy source. Our customers include commercial, industrial, municipal and residential customers, other waste management companies, electric utilities and governmental entities. During 2009, our largest customer represented approximately 1% of annual revenues. We employed approximately 43,400 people as of December 31, 2009.

Our Company's goals are targeted at serving our customers, our employees, the environment, the communities in which we work, and our stockholders.

Our primary strategy continues to be to improve our organization and maximize returns to shareholders by focusing on operational excellence, pricing excellence and the profitable growth of our business. We believe that creating more efficient operations and attracting and retaining customers while ensuring appropriate pricing are the steps that provide the foundation for growth. We are continuing to focus on pricing and working to lower operating and selling, general and administrative expenses through process standardization and productivity improvements. We also are continuing programs designed to ensure we make the best use of our assets and capital to realize returns in addition to increasing our operating margins.

We intend to continue to focus on meeting the needs of a changing environment. As the largest waste services provider in North America, we believe we are well positioned to meet the needs of our customers and communities as they, too, Think Green®. We believe that helping our customers achieve their environmental goals will enable us to achieve profitable growth.

Our focus on operational excellence has provided us a strong foundation on which to build. We intend to take advantage of strategic opportunities as they arise and continue to seek profitable growth through targeted sales efforts and acquisitions. We also continue to seek to grow our business in different areas that fit into our current operations. We believe that making such investments will provide long-term value to our stockholders. In addition, we intend to continue to return value to our shareholders through common stock repurchases and dividend payments. We recently announced that our Board of Directors expects that future quarterly dividend payments will be increased to $0.315 per share in 2010, which is an 8.6% increase from the quarterly dividend we paid in 2009. This will result in an increase in the amount of free cash flow that we expect to pay out as dividends for the seventh straight year, which is an indication of our ability to generate strong and consistent cash flows. All future dividend declarations will be made at the discretion of our Board of Directors.

Operations

General

We manage and evaluate our principal operations through five Groups. Our four geographic Groups, which include our Eastern, Midwest, Southern and Western Groups, provide collection, transfer, recycling and disposal services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services. We also provide additional services that are not managed through our five Groups, as described below. These operations are presented in this report as "Other."

The table below shows the total revenues (in millions) contributed annually by each of our Groups, or reportable segments, in the three-year period ended December 31, 2009. More information about our results of operations by reportable segment is included in Note 21 to the Consolidated Financial Statements and in *Management's Discussion and Analysis of Financial Condition and Results of Operations,* included in this report.

	Years Ended December 31,		
	2009	2008	2007
Eastern	$ 2,960	$ 3,319	$ 3,411
Midwest	2,855	3,267	3,289
Southern	3,328	3,740	3,737
Western	3,125	3,387	3,444
Wheelabrator	841	912	868
Other	628	897	832
Intercompany	(1,946)	(2,134)	(2,271)
Total	$11,791	$13,388	$13,310

The services we provide include collection, landfill (solid and hazardous waste landfills), transfer, Wheelabrator (waste-to-energy facilities and independent power production plants), recycling and other services, as described below. The following table shows revenues (in millions) contributed by these services for each of the three years indicated:

	Years Ended December 31,		
	2009	2008	2007
Collection	$ 7,980	$ 8,679	$ 8,714
Landfill	2,547	2,955	3,047
Transfer	1,383	1,589	1,654
Wheelabrator	841	912	868
Recycling	741	1,180	1,135
Other	245	207	163
Intercompany	(1,946)	(2,134)	(2,271)
Total	$11,791	$13,388	$13,310

Collection. Our commitment to customers begins with a vast waste collection network. Collection involves picking up and transporting waste and recyclable materials from where it was generated to a transfer station, material recovery facility ("MRF") or disposal site. We generally provide collection services under one of two types of arrangements:

- For commercial and industrial collection services, typically we have a three-year service agreement. The fees under the agreements are influenced by factors such as collection frequency, type of collection equipment we furnish, type and volume or weight of the waste collected, distance to the disposal facility, labor costs, cost of disposal and general market factors. As part of the service, we provide steel containers to most customers to store their solid waste between pick-up dates. Containers vary in size and type according to the needs of our customers and the restrictions of their communities. Many are designed to be lifted mechanically and either emptied into a truck's compaction hopper or directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by only one employee.
- For most residential collection services, we have a contract with, or a franchise granted by, a municipality, homeowners' association or some other regional authority that gives us the exclusive right to service all or a portion of the homes in an area. These contracts or franchises are typically for periods of one to five years. We also provide services under individual monthly subscriptions directly to households. The fees for residential collection are either paid by the municipality or authority from their tax revenues or service charges, or are paid directly by the residents receiving the service.

Landfill. Landfills are the main depositories for solid waste in North America. At December 31, 2009, we owned or operated 268 solid waste landfills, which represents the largest network of landfills in North America. Solid waste landfills are built and operated on land with geological and hydrological properties that limit the possibility of water pollution, and are operated under prescribed procedures. A landfill must be maintained to meet federal, state or provincial, and local regulations. The operation and closure of a solid waste landfill includes excavation, construction of liners, continuous spreading and compacting of waste, covering of waste with earth or other inert material and constructing final capping of the landfill. These operations are carefully planned to maintain sanitary conditions, to maximize the use of the airspace and to prepare the site so it can ultimately be used for other purposes.

All solid waste management companies must have access to a disposal facility, such as a solid waste landfill. We believe it is usually preferable for our collection operations to use disposal facilities that we own or operate, a practice we refer to as internalization, rather than using third-party disposal facilities. Internalization generally allows us to realize higher consolidated margins and stronger operating cash flows. The fees charged at disposal facilities, which are referred to as tipping fees, are based on several factors, including competition and the type and weight or volume of solid waste deposited.

We also operate five secure hazardous waste landfills in the United States. Under federal environmental laws, the federal government (or states with delegated authority) must issue permits for all hazardous waste landfills. All of our hazardous waste landfills have obtained the required permits, although some can accept only certain types of hazardous waste. These landfills must also comply with specialized operating standards. Only hazardous waste in a stable, solid form, which meets regulatory requirements, can be deposited in our secure disposal cells. In some cases, hazardous waste can be treated before disposal. Generally, these treatments involve the separation or removal of solid materials from liquids and chemical treatments that transform waste into inert materials that are no longer hazardous. Our hazardous waste landfills are sited, constructed and operated in a manner designed to provide long-term containment of waste. We also operate a hazardous waste facility at which we isolate treated hazardous waste in liquid form by injection into deep wells that have been drilled in rock formations far below the base of fresh water to a point that is separated by other substantial geological confining layers.

Transfer. At December 31, 2009, we owned or operated 345 transfer stations in North America. We deposit waste at these stations, as do other waste haulers. The solid waste is then consolidated and compacted to reduce the volume and increase the density of the waste and transported by transfer trucks or by rail to disposal sites.

Access to transfer stations is critical to haulers who collect waste in areas not in close proximity to disposal facilities. Fees charged to third parties at transfer stations are usually based on the type and volume or weight of the waste deposited at the transfer station, the distance to the disposal site and general market factors.

The utilization of our transfer stations by our own collection operations improves internalization by allowing us to retain fees that we would otherwise pay to third parties for the disposal of the waste we collect. It enables us to manage costs associated with waste disposal because (i) transfer trucks, railcars or rail containers have larger capacities than collection trucks, allowing us to deliver more waste to the disposal facility in each trip; (ii) waste is accumulated and compacted at transfer stations that are strategically located to increase the efficiency of our network of operations; and (iii) we can retain the volume by managing the transfer of the waste to one of our own disposal sites.

The transfer stations that we operate but do not own generally are operated through lease agreements under which we lease property from third parties. There are some instances where transfer stations are operated under contract, generally for municipalities. In most cases we own the permits and will be responsible for any regulatory requirements relating to the operation and closure of the transfer station.

Wheelabrator. As of December 31, 2009, we owned or operated 16 waste-to-energy facilities and five independent power production plants, or IPPs, which are located in the Northeast and in Florida, California and Washington.

At our waste-to-energy facilities, solid waste is burned at high temperatures in specially designed boilers to produce heat that is converted into high-pressure steam. As of December 31, 2009, our waste-to-energy facilities were capable of processing up to 21,100 tons of solid waste each day. In 2009, our waste-to-energy facilities received and processed 7.0 million tons of solid waste, or approximately 19,200 tons per day.

Our IPPs convert various waste and conventional fuels into steam. The plants burn wood waste, anthracite coal waste (culm), tires, landfill gas and natural gas. These facilities are integral to the solid waste industry, disposing of urban wood, waste tires, railroad ties and utility poles. Our anthracite culm facility in Pennsylvania processes the waste materials left over from coal mining operations from over half a century ago. Ash remaining after burning the culm is used to reclaim the land damaged by decades of coal mining.

We generate steam at our waste-to-energy and IPP facilities for the production of electricity. We sell the electricity produced at our facilities into wholesale markets, which include investor-owned utilities, power marketers and regional power pools. Some of our facilities also sell steam directly to end users. Fees charged for electricity and steam at our waste-to-energy facilities and IPPs have generally been subject to the terms and conditions of long-term contracts that include interim adjustments to the prices charged for changes in market conditions such as inflation, electricity and other general market factors. In 2009, several of our long-term energy contracts and short-term pricing arrangements expired, significantly increasing our waste-to-energy revenues' exposure to volatility attributable to changes in market prices for electricity, which generally correlate with fluctuations in natural gas prices in the markets where we operate. Refer to the *Quantitative and Qualitative Disclosure About Market Risk* section of this report for additional information about the Company's current considerations related to the management of this market exposure.

Recycling. Our recycling operations focus on improving the sustainability and future growth of recycling programs within communities and industries. During the first quarter of 2009, we transferred responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities to the management teams of our geographic Groups. Before that, all of our recycling operations other than certain services that were embedded within the geographic Groups' other operations had comprised, and been reported as, a separate segment. The financial results of our material recovery facilities and secondary processing facilities are now included as a component of their respective geographic Group and the financial results of our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. We believe that integrating the management of our recycling facilities with the remainder of our solid waste business ensures that we are focusing on maximizing the profitability and return on invested capital of all aspects of our business and efficiently providing comprehensive environmental solutions to our customers.

In 2001, we became the first major solid waste company to focus on residential single-stream recycling, which allows customers to mix recyclable paper, plastic and glass in one bin. Residential single-stream programs have greatly increased the recycling rates. Single-stream recycling is possible through the use of various mechanized screens and optical sorting technologies. We have also been advancing the single-stream recycling programs for commercial applications. Recycling involves the separation of reusable materials from the waste stream for processing and resale or other disposition. Our recycling operations include the following:

Materials processing — Through our collection operations, we collect recyclable materials from residential, commercial and industrial customers and direct these materials to one of our MRFs for processing. We operate 90 MRFs where paper, metals, plastics, glass and other recyclable commodities are recovered for resale. We also operate eight secondary processing facilities where recyclable materials can be further processed into raw products used in the manufacturing of consumer goods. Specifically, material processing services include data destruction, automated color sorting, and construction and demolition processing.

Plastics materials recycling — Using state-of-the-art sorting and processing technology, we process, inventory and sell plastic commodities making the recycling of such items more cost effective and convenient.

Commodities recycling — We market and resell recyclable commodities to customers world-wide. We manage the marketing of recyclable commodities that are processed in our facilities by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality.

Fees for recycling services are influenced by the type of recyclable commodities being processed, the volume or weight of the recyclable material, degree of processing required, the market value of the recovered material and other market factors.

The recyclable materials processed in our MRFs are purchased from various sources, including third parties and our own operations. The cost per ton of material purchased is based on market prices and the cost to transport the finished goods to our customers to whom we sell the materials. The price we pay for recyclable materials is often referred to as a "rebate." Rebates generally are based upon the price we receive for sales of finished goods and market conditions, but in some cases are based on fixed contractual rates or defined minimum per-ton rates. As a result, changes in commodity prices can significantly affect our revenues, the rebates we pay to our suppliers and our operating income and margins.

Other. Other services not managed within our Groups include the following:

We provide recycling brokerage and electronic recycling services. Recycling brokerage includes managing the marketing of recyclable materials for third parties. The experience of our recycling operations in managing recyclable commodities for our own operations gives us the expertise needed to effectively manage volumes for third parties. Utilizing the resources and knowledge of our recycling operations' service centers, we can assist customers in marketing and selling their recyclable commodities with little to no capital requirements. We also provide electronics recycling. We recycle discarded computers, communications equipment, and other electronic equipment. Services include the collection, sorting and disassembling of electronics in an effort to reuse or recycle all collected materials. In recent years, we have teamed with major electronics manufacturers to offer comprehensive "take-back" programs of their products to assist the general public in disposing of their old electronics in a convenient and environmentally safe manner.

We provide sustainability services to businesses through our Upstream® and Green Squad organizations. This includes in-plant services, where our employees work full-time inside our customers' facilities to provide full-service waste management solutions and consulting services. Our vertically integrated waste management operations enable us to provide customers with full management of their waste. The breadth of our service offerings and the familiarity we have with waste management practices gives us the unique ability to assist customers in identifying recycling opportunities, minimizing waste, and determining the most efficient means available for waste collection and disposal.

We develop, operate and promote projects for the beneficial use of landfill gas through our Waste Management Renewable Energy Program. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. The EPA endorses landfill gas as a renewable energy resource, in the same category as wind, solar and geothermal resources. At December 31, 2009, landfill gas beneficial use projects were producing commercial quantities of methane gas at 119 of our solid waste landfills. At 87 of these landfills, the processed gas is delivered to electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. At 23 landfills, the gas is delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. At nine landfills, the landfill gas is processed to pipeline-quality natural gas and then sold to natural gas suppliers.

Our WM Healthcare Solutions subsidiary offers integrated medical waste services for healthcare facilities, pharmacies and individuals. We provide full-service solutions to facilities to assist them in best practices, indentifying waste streams and proper disposal. Our healthcare services also include a sharps mail return program through which individuals can safely dispose of their used syringes and lancets using our MedWaste Tracker system.

Although by their very nature many waste management services such as collection and disposal are local services, our National Accounts program works with customers whose locations span the United States. Our National Accounts program provides centralized customer service, billing and management of accounts to streamline the administration of customers' multiple and nationwide locations' waste management needs.

We also have begun investing in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations. These investments include joint ventures, acquisitions and partial ownership interests. The solutions and services include the development, operation and marketing of plasma gasification facilities; operation of a landfill gas-to-liquid natural gas plant; solar powered compact trash compactors; and organic waste-to-fuel conversion technology. Part of our expansion of services includes offering portable self-storage services and fluorescent bulb and universal waste mail-back through our LampTracker® program.

Finally, we rent and service portable restroom facilities to municipalities and commercial customers under the name Port-o-Let®, and provide street and parking lot sweeping services.

Competition

The solid waste industry is very competitive. Competition comes from a number of publicly held solid waste companies, private solid waste companies, large commercial and industrial companies handling their own waste collection or disposal operations and public and private waste-to-energy companies. We also have competition from municipalities and regional government authorities with respect to residential and commercial solid waste collection and solid waste landfills.

Operating costs, disposal costs and collection fees vary widely throughout the geographic areas in which we operate. The prices that we charge are determined locally, and typically vary by the volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. We face intense competition in our core business based on pricing and quality of service. We have also begun competing for business based on service offerings. As companies, individuals and communities have begun to look for ways to be more sustainable, we are ensuring our customers know about our comprehensive services that go beyond our core business of picking up and disposing of waste.

Employees

At December 31, 2009, we had approximately 43,400 full-time employees, of which approximately 7,300 were employed in administrative and sales positions and the balance in operations. Approximately 9,900 of our employees are covered by collective bargaining agreements.

Financial Assurance and Insurance Obligations

Financial Assurance

Municipal and governmental waste service contracts generally require contracting parties to demonstrate financial responsibility for their obligations under the contract. Financial assurance is also a requirement for obtaining or retaining disposal site or transfer station operating permits. Various forms of financial assurance also are required by regulatory agencies for estimated closure, post-closure and remedial obligations at many of our landfills. In addition, certain of our tax-exempt borrowings require us to hold funds in trust for the repayment of our interest and principal obligations.

We establish financial assurance using surety bonds, letters of credit, insurance policies, trust and escrow agreements and financial guarantees. The type of assurance used is based on several factors, most importantly: the jurisdiction, contractual requirements, market factors and availability of credit capacity. The following table summarizes the various forms and dollar amounts (in millions) of financial assurance that we had outstanding as of December 31, 2009:

Surety bonds:		
Issued by consolidated subsidiary(a)	$ 251	
Issued by affiliated entity(b)	1,035	
Issued by third-party surety companies	1,848	
Total surety bonds		$3,134
Letters of credit:		
Revolving credit facility(c)	1,578	
Letter of credit facilities(d)	371	
Other lines of credit	173	
Total letters of credit		2,122
Insurance policies:		
Issued by consolidated subsidiary(a)	1,066	
Issued by affiliated entity(b)	16	
Issued by third-party insurance companies	66	
Total insurance policies		1,148
Funded trust and escrow accounts(e)		241
Financial guarantees(f)		243
Total financial assurance		$6,888

(a) We use surety bonds and insurance policies issued by a wholly-owned insurance subsidiary, National Guaranty Insurance Company of Vermont, the sole business of which is to issue financial assurance to WMI and our subsidiaries. National Guaranty Insurance Company is authorized to write up to approximately $1.4 billion in surety bonds or insurance policies for our closure and post-closure requirements, waste collection contracts and other business-related obligations.

(b) We hold a non-controlling financial interest in an entity that we use to obtain financial assurance. Our contractual agreement with this entity does not specifically limit the amounts of surety bonds or insurance that we may obtain, making our financial assurance under this agreement limited only by the guidelines and restrictions of surety and insurance regulations.

(c) WMI has a $2.4 billion revolving credit facility that matures in August 2011. At December 31, 2009, we had no outstanding borrowings and $1,578 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $822 million as of December 31, 2009.

(d) We have three separate letter of credit facilities, including a $175 million facility maturing in June 2010; a $105 million facility maturing June 2013; and a $100 million facility maturing December 2014. At December 31, 2009, $371 million of letters of credit were outstanding under these agreements, leaving an unused and available capacity of $9 million.

(e) Our funded trust and escrow accounts generally have been established to support landfill closure, post-closure and environmental remediation obligations and our performance under various operating contracts. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds for qualifying activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts. The assets held in our funded trust and escrow accounts may be drawn and used to meet the obligations for which the trusts and escrows were established.

(f) WMI provides financial guarantees on behalf of its subsidiaries to municipalities, customers and regulatory authorities. They are provided primarily to support our performance of landfill closure and post-closure activities.

Our $2.4 billion revolving credit facility becomes current in the third quarter of 2010. Accordingly, we will be working to renegotiate our existing facility in the near-term. We currently expect that the cost of a similar facility will be significantly higher than the cost of our existing facility. In an effort to manage our financial assurance costs as well as ensure that we have access to facilities that meet our ongoing financial assurance needs, we are currently evaluating options for alternative cost-effective sources of financial assurance.

Virtually no claims have been made against our financial assurance instruments in the past, and considering our current financial position, management does not expect there to be claims against these instruments that will have a material adverse effect on our consolidated financial statements.

Insurance

We carry a broad range of insurance coverages, including general liability, automobile liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per incident deductible under the related insurance policy. As of December 31, 2009, our per-incident deductible for our general liability program was $2.5 million and our per-incident deductible for our workers' compensation insurance program was $5 million. As of December 31, 2009, our auto liability insurance program included a per-incident base deductible of $5 million, subject to additional aggregate deductibles in the $5 million to $10 million layer of $4.8 million. We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows. Our estimated insurance liabilities as of December 31, 2009 are summarized in Note 11 to the Consolidated Financial Statements.

Regulation

Our business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. EPA and various other federal, state and local environmental, zoning, transportation, land use, health and safety agencies in the United States and various agencies in Canada. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations.

Because the major component of our business is the collection and disposal of solid waste in an environmentally sound manner, a significant amount of our capital expenditures is related, either directly or indirectly, to environmental protection measures, including compliance with federal, state or provincial and local provisions that regulate the placement of materials into the environment. There are costs associated with siting, design, operations, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations. In connection with our acquisition, development or expansion of a disposal facility or transfer station, we must often spend considerable time, effort and money to obtain or maintain required permits and approvals. There cannot be any assurances that we will be able to obtain or maintain required governmental approvals. Once obtained, operating permits are subject to renewal, modification, suspension or revocation by the issuing agency. Compliance with these and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

The primary United States federal statutes affecting our business are summarized below:

- The Resource Conservation and Recovery Act of 1976, as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. In 1991, the EPA issued its final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. We incur costs in complying with these standards in the ordinary course of our operations.

- The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional disposal of hazardous substances; it can be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of hazardous substances as the term is defined by CERCLA and other applicable statutes and regulations. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability could also include liability to a PRP that voluntarily expends site clean-up costs. Further, liability may include damage to publicly-owned natural resources. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed or as a generator or transporter of hazardous substances disposed of at other locations.

- The Federal Water Pollution Control Act of 1972, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If run-off from our operations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. In 1990, the EPA issued additional standards for management of storm water runoff that require landfills and other waste-handling facilities to obtain storm water discharge permits. In addition, if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Also, before the development or expansion of a landfill can alter or affect "wetlands," a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.

- The Clean Air Act of 1970, as amended, provides for increased federal, state and local regulation of the emission of air pollutants. Certain of our operations are subject to the requirements of the Clean Air Act, including large municipal solid waste landfills and large municipal waste-to-energy facilities. Standards have also been imposed on manufacturers of transportation vehicles (including waste collection vehicles). In 1996 the EPA issued new source performance standards and emission guidelines controlling landfill gases from new and existing large landfills. The regulations impose limits on air emissions from large municipal solid waste landfills, subject most of our large municipal solid waste landfills to certain operating permitting requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on or off-site. In general, controlling emissions involves drilling collection wells into a landfill and routing the gas to a suitable energy recovery system or combustion device. We are currently capturing and utilizing the renewable energy value of landfill gas at 119 of our solid waste landfills. In January 2003, the EPA issued additional regulations that required affected landfills to prepare, by January 2004, startup, shutdown and malfunction plans to ensure proper operation of gas collection, control and treatment systems.

The EPA has issued new source performance standards and emission guidelines for large and small municipal waste-to-energy facilities, which include stringent emission limits for various pollutants based on Maximum Achievable Control Technology standards. These sources are also subject to operating permit requirements under Title V of the Clean Air Act. The Clean Air Act requires the EPA to review and revise the MACT standards applicable to municipal waste-to-energy facilities every five years.

- The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and OSHA, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

There are also various state or provincial and local regulations that affect our operations. Sometimes states' regulations are stricter than federal laws and regulations when not otherwise preempted by federal law. Additionally, our collection and landfill operations could be affected by legislative and regulatory measures requiring or encouraging waste reduction at the source and waste recycling.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. Additionally, certain state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites. In 1994, the United States Supreme Court ruled that a flow control ordinance that gave preference to a local facility that was privately owned was unconstitutional, but in 2007 the Court ruled that an ordinance directing waste to a facility owned by the local government was constitutional. In addition, from time to time, the United States Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. The United States Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control or the adoption of legislation affecting interstate transportation of waste at the state level could adversely affect our operations. Courts' interpretation of flow control legislation or the Supreme Court decisions also could adversely affect our solid and hazardous waste management services.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

See Note 11 to the Consolidated Financial Statements for disclosures relating to our current assessments of the impact of regulations on our current and future operations.

Item 1A. *Risk Factors.*

In an effort to keep our stockholders and the public informed about our business, we may make "forward-looking statements." Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements generally include statements containing:

- projections about accounting and finances;
- plans and objectives for the future;
- projections or estimates about assumptions relating to our performance; or
- our opinions, views or beliefs about the effects of current or future events, circumstances or performance.

You should view these statements with caution. These statements are not guarantees of future performance, circumstances or events. They are based on facts and circumstances known to us as of the date the statements are made. All phases of our business are subject to uncertainties, risks and other influences, many of which we do not control. Any of these factors, either alone or taken together, could have a material adverse effect on us and could change whether any forward-looking statement ultimately turns out to be true. Additionally, we assume no obligation to update any forward-looking statement as a result of future events, circumstances or developments. The following discussion should be read together with the Consolidated Financial Statements and the notes thereto. Outlined below are some of the risks that we believe could affect our business and financial statements for 2010 and beyond.

General economic conditions can adversely affect our revenues and our operating margins.

Our business is affected by changes in national and general economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers and our ability to increase customers' pricing. During weak economic conditions we may also be adversely impacted by customers' inability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. In addition to disruption in the credit markets, economic conditions over the last eighteen months negatively affected business and consumer spending generally. If our customers do not have access to capital, we do not expect that our volumes will improve or that we will increase new business.

The waste industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists primarily of two national waste management companies, regional companies and local companies of varying sizes and financial resources. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial competitive advantages because tax revenues are available to them and tax-exempt financing is more readily available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage.

In addition, competitors may reduce their prices to expand sales volume or to win competitively bid contracts. When this happens, we may roll back prices or offer lower pricing to attract or retain our customers, resulting in a negative impact to our revenue growth from yield on base business.

If we do not successfully manage our costs, or do not successfully implement our plans and strategies to improve margins, our income from operations could be lower than expected.

In recent years, we have implemented several profit improvement initiatives aimed at lowering our costs and enhancing our revenues.

We have implemented price increases and environmental fees, both of which have increased our internal revenue growth and we have continued our fuel surcharge program to offset fuel costs. The loss of volumes as a result of price increases may negatively affect our cash flows or results of operations. We continue to seek to divest underperforming and non-strategic assets if we cannot improve their profitability. We may not be able to successfully negotiate the divestiture of underperforming and non-strategic operations, which could result in asset impairments or the continued operation of low-margin businesses. If we are not able to fully or successfully implement our plans and strategies for any reason, many of which are out of our control, we may not see the expected improvements in our income from operations or our operating margins.

The seasonal nature of our business causes our quarterly results to fluctuate, and prior performance is not necessarily indicative of our future results.

Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher volume of construction and demolition waste. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes generally experienced by our Southern Group, actually increase our revenues in the areas affected. However, for several reasons, including significant start-up costs, such revenue often generates earnings at comparatively lower margins. Certain weather conditions may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

For these and other reasons, operating results in any interim period are not necessarily indicative of operating results for an entire year, and operating results for any historical period are not necessarily indicative of operating results for a future period.

We cannot predict with certainty the extent of future costs under environmental, health and safety laws, and cannot guarantee that they will not be material.

We could be liable if our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could even be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. Also, we could be liable if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and under applicable law we are treated as a successor to the prior owner. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

In the ordinary course of our business, we have in the past, and may in the future, become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

- agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need; and
- local communities, citizen groups, landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage.

We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

The waste industry is subject to extensive government regulation, and existing or future regulations may restrict our operations, increase our costs of operations or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, provincial, and local level in the United States and Canada have a substantial impact on our business. A large number of complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. Among other things, they may restrict our operations and adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on siting and constructing new waste disposal, transfer or processing facilities or expanding existing facilities;
- limitations, regulations or levies on collection and disposal prices, rates and volumes;
- limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; or
- mandates regarding the disposal of solid waste, including requirements to recycle rather than landfill certain waste streams.

Regulations affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. The permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

The adoption of climate change legislation or regulations restricting emissions of "greenhouse gases" could increase our costs to operate.

Environmental advocacy groups and regulatory agencies in the United States have been focusing considerable attention on the emissions of carbon dioxide, methane and other "greenhouse gases" and their potential role in climate change. The adoption of laws and regulations to implement controls of greenhouse gases, including the imposition of fees or taxes, could adversely affect our collection and disposal operations. Congress is currently working on legislation to control and reduce emissions of greenhouse gases in the United States, which includes establishing cap-and-trade programs. Additionally, the EPA recently announced proposed regulations to control emissions of greenhouse gases from stationary sources, including municipal solid waste landfills, and several states have already begun taking actions to reduce future emissions of greenhouse gases. Depending on the form of legislation and regulations that are ultimately enacted, our operating expenses could increase and some of our operations could be less profitable, as we may be required to take any number of actions, including the purchase of emission allowances or installation of additional pollution control technology.

Significant shortages in fuel supply or increases in fuel prices will increase our operating expenses.

The price and supply of fuel are unpredictable, and can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, regional production patterns, weather conditions and environmental concerns. We have seen average quarterly fuel prices increase by as much as 56% on a year-over-year basis and decrease by as much as 47% on a year-over-year basis within the last two years. We need fuel to run our collection and transfer trucks and equipment used in our landfill operations. Supply shortages could substantially increase our operating expenses. Additionally, as fuel prices increase, our direct operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs. We have in place a fuel surcharge program, designed to offset increased fuel expenses; however, we may not be able to pass through all of our increased costs and some customers' contracts prohibit any pass-through of the increased costs. We may initiate other programs or means to guard against the rising costs of fuel, although there can be no assurances that we will be able to do so or that such programs will be successful. Regardless of any offsetting surcharge programs, the increased operating costs will decrease our operating margins.

We have substantial financial assurance and insurance requirements, and increases in the costs of obtaining adequate financial assurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity and increase our liabilities.

The amount of insurance we are required to maintain for environmental liability is governed by statutory requirements. We believe that the cost for such insurance is high relative to the coverage it would provide and, therefore, our coverages are generally maintained at the minimum statutorily-required levels. We face the risk of incurring additional costs for environmental damage if our insurance coverage is ultimately inadequate to cover those damages. We also carry a broad range of other insurance coverages that are customary for a company our size. We use these programs to mitigate risk of loss, thereby enabling us to manage our self-insurance exposure associated with claims. The inability of our insurers to meet their commitments in a timely manner and the effect of significant claims or litigation against insurance companies may subject us to additional risks. To the extent our insurers were unable to meet their obligations, or our own obligations for claims were more than we estimated, there could be a material adverse effect to our financial results.

In addition, to fulfill our financial assurance obligations with respect to environmental closure and post-closure obligations, we generally obtain letters of credit or surety bonds, rely on insurance, including captive insurance, fund trust and escrow accounts or rely upon WMI financial guarantees. We currently have in place all financial assurance instruments necessary for our operations. We currently do not anticipate any unmanageable difficulty in obtaining financial assurance instruments in the future, but general economic factors may adversely affect the cost of our current financial assurance instruments and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. Additionally, in the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. It is possible that we could be forced to deposit cash to collateralize our obligations. Other forms of financial assurance could be more expensive to obtain, and any requirements to use cash to support our obligations would negatively impact our liquidity and capital resources and could affect our ability to meet our obligations as they become due.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

In accordance with generally accepted accounting principles, we capitalize certain expenditures and advances relating to disposal site development, expansion projects, acquisitions, software development costs and other projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.

We may be required to incur charges against earnings if we determine that events such as those described cause impairments. Any such charges could have a material adverse effect on our results of operations.

Our revenues will fluctuate based on changes in commodity prices.

Our recycling operations process for sale certain recyclable materials, including fibers, aluminum and glass, all of which are subject to significant market price fluctuations. The majority of the recyclables that we process for sale are paper fibers, including old corrugated cardboard, known as OCC, and old newsprint, or ONP. The fluctuations in the market prices or demand for these commodities can affect our operating income and cash flows, as we experienced in 2008. In the fourth quarter of 2008, the monthly market prices for OCC and ONP fell by 79%

and 72%, respectively, from their high points within the year. Additionally, the decline in market prices for commodities resulted in a year-over-year decrease in revenue of $447 million in 2009. Our recycling operations offer rebates to suppliers. Therefore, even if we experience higher revenues based on increased market prices for commodities, the rebates we pay will also increase and in some circumstances, the rebates may have floors even as market prices decrease, which could eliminate any expected profit margins.

There may be significant price fluctuations in the price of methane gas, electricity and other energy-related products that are marketed and sold by our landfill gas recovery, waste-to-energy and independent power production plant operations. The marketing and sales of energy related products by our landfill gas and waste-to-energy operations are generally pursuant to long-term sales agreements. Therefore, market volatility does not cause our quarterly results to fluctuate significantly. However, as longer-term agreements expire and are up for renewal, or as market prices remain at lower levels for sustained periods, our revenues will be adversely affected. Many of our longer-term agreements expired in 2009, and the electricity prices we were able to charge without the benefit of long-term agreements were tied to market electricity prices, which generally correlate with fluctuations in natural gas prices in the markets where we operate. As a result, we experienced a $76 million decline in revenues for the year ended December 31, 2009 as compared with the prior year. Additionally, revenues from our independent power production plants can be affected by price fluctuations. If we are unable to successfully negotiate long-term contracts, or depending on market conditions even with long-term contracts, our revenues could be adversely affected.

The development and acceptance of alternatives to landfill disposal and waste-to-energy facilities could reduce our ability to operate at full capacity.

Our customers are increasingly using alternatives to landfill and waste-to-energy disposal, such as recycling and composting and others are working to reduce the waste they generate. In addition, some state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills or waste-to-energy facilities. Although such mandates are a useful tool to protect our environment, these developments reduce the volume of waste going to landfills and waste-to-energy facilities in certain areas, which may affect our ability to operate our landfills and waste-to-energy facilities at full capacity, as well as the prices that we can charge for landfill disposal and waste-to-energy services. Our landfills and our waste-to-energy facilities currently provide and have historically provided our highest operating margins. We have been expanding our service offerings and growing lines of businesses to have the ability to service waste streams that do not go to landfills or waste-to-energy facilities and to provide services for customers that wish to reduce waste entirely. However, it is reasonably possible that our revenues and our operating margins could be negatively affected due to disposal alternatives.

Our operating expenses could increase as a result of labor unions organizing or changes in regulations related to labor unions.

Labor unions constantly make attempts to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees have already chosen to be represented by unions, and we have negotiated collective bargaining agreements with these unions. Additional groups of employees may seek union representation in the future, and, if successful, the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. Additionally, it is possible that attempts to amend federal labor laws could be successful and make it easier for unions to become recognized as the bargaining representative for employees. If we are unable to negotiate acceptable collective bargaining agreements, our operating expenses could increase significantly as a result of work stoppages, including strikes. Any of these matters could adversely affect our financial condition, results of operations and cash flows.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

We are involved in civil litigation in the ordinary course of our business and from time-to-time are involved in governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity.

We are increasingly dependent on technology in our operations and if our technology fails, our business could be adversely affected.

We may experience problems with either the operation of our current information technology systems or the development and deployment of new information technology systems that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. We encountered problems with the revenue management application that we had been piloting throughout 2007, resulting in the termination of the pilot, which has impeded our ability to realize improved operating margins as a result of a new system. Inabilities and delays in implementing new systems can also affect our ability to realize projected or expected cost savings.

Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

We may experience adverse impacts on our reported results of operations as a result of adopting new accounting standards or interpretations.

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported operating results or cause unanticipated fluctuations in our reported operating results in future periods.

Our capital requirements could increase our expenses or cause us to change our growth and development plans.

We currently expect to meet our anticipated cash needs for capital expenditures, scheduled debt repayments, acquisitions and other cash expenditures with our cash flows from operations and, to the extent necessary and available, additional financings. Recent economic conditions have reduced our cash flows from operations and could do so in the future. If impacts on our cash flows from operations are significant, we may reduce or suspend capital expenditures, acquisition activity, dividend declarations or share repurchases. We may choose to incur indebtedness to pay for these activities, and there can be no assurances that we would be able to incur indebtedness on terms we deem acceptable. We also may need to incur indebtedness to refinance scheduled debt maturities, and it is possible that the cost of financing could increase significantly, thereby increasing our expenses and decreasing our net income.

Additionally, we have $3.0 billion of debt as of December 31, 2009 that is exposed to changes in market interest rates within the next twelve months because of the combined impact of our tax-exempt bonds, our interest rate swap agreements and borrowings outstanding under our Canadian Credit Facility. Therefore, increases in interest rates can increase our interest expenses which also would lower our net income.

We may use our revolving credit facility to meet our cash needs, to the extent available. As of December 31, 2009, we had $822 million of capacity under our revolving credit facility. In the event of a default under our credit facility, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Additionally, any such default could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default would have a material adverse effect on our ability to continue to operate.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our principal executive offices are in Houston, Texas, where we lease approximately 400,000 square feet under leases expiring at various times through 2020. Our Group offices are in Pennsylvania, Illinois, Georgia, Arizona and New Hampshire. We also have field-based administrative offices in Arizona, Illinois and Texas. We own or lease real property in most locations where we have operations. We have operations in each of the fifty states other than Montana. We also have operations in the District of Columbia, Puerto Rico and throughout Canada.

Our principal property and equipment consists of land (primarily landfills and other disposal facilities, transfer stations and bases for collection operations), buildings, vehicles and equipment. We believe that our vehicles, equipment, and operating properties are adequately maintained and sufficient for our current operations. However, we expect to continue to make investments in additional equipment and property for expansion, for replacement of assets, and in connection with future acquisitions. For more information, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* included within this report.

The following table summarizes our various operations at December 31 for the periods noted:

	2009	2008
Landfills:		
Owned	211	212
Operated through lease agreements	26	27
Operated through contractual agreements	36	34
	273	273
Transfer stations	345	355
Material recovery facilities	90	98
Secondary processing facilities	8	6
Waste-to-energy facilities	16	16
Independent power production plants	5	5

The following table provides certain information by Group regarding the 237 landfills owned or operated through lease agreements and a count, by Group, of contracted disposal sites as of December 31, 2009:

	Landfills	Total Acreage(a)	Permitted Acreage(b)	Expansion Acreage(c)	Contracted Disposal Sites
Eastern	40	30,419	6,406	533	7
Midwest	75	32,347	9,139	1,390	9
Southern	76	38,427	12,395	288	13
Western	42	38,452	8,666	993	7
Wheelabrator	4	781	299	39	—
	237	140,426	36,905	3,243	36

(a) "Total acreage" includes permitted acreage, expansion acreage, other acreage available for future disposal that has not been permitted, buffer land and other land owned or leased by our landfill operations.

(b) "Permitted acreage" consists of all acreage at the landfill encompassed by an active permit to dispose of waste.

(c) "Expansion acreage" consists of unpermitted acreage where the related expansion efforts meet our criteria to be included as expansion airspace. A discussion of the related criteria is included within the *Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Assumptions* section included herein.

Item 3. *Legal Proceedings.*

Information regarding our legal proceedings can be found under the *Litigation* section of Note 11 in the Consolidated Financial Statements included in this report.

Item 4. *Submission of Matters to a Vote of Security Holders.*

We did not submit any matters to a vote of our stockholders during the fourth quarter of 2009.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WM." The following table sets forth the range of the high and low per share sales prices for our common stock as reported on the NYSE:

	High	Low
2008		
First Quarter	$34.64	$28.10
Second Quarter	39.24	33.33
Third Quarter	37.34	31.05
Fourth Quarter	33.43	24.51
2009		
First Quarter	$33.99	$22.10
Second Quarter	29.00	25.06
Third Quarter	30.80	26.31
Fourth Quarter	34.18	28.28
2010		
First Quarter (through February 11, 2010)	$35.00	$31.30

On February 11, 2010, the closing sale price as reported on the NYSE was $31.93 per share. The number of holders of record of our common stock at February 11, 2010 was 14,327.

The graph below shows the relative investment performance of Waste Management, Inc. common stock, the Dow Jones Waste & Disposal Services Index and the S&P 500 Index for the last five years, assuming reinvestment of dividends at date of payment into the common stock. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.

Comparison of Cumulative Five Year Total Return


$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Waste Management, Inc.
S&P 500 Index
Dow Jones Waste & Disposal Services

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Waste Management, Inc.	$100	$104	$129	$118	$124	$131
S&P 500 Index	$100	$105	$121	$128	$ 81	$102
Dow Jones Waste & Disposal Services Index	$100	$106	$130	$136	$128	$146

Under capital allocation programs approved by our Board of Directors, we have paid quarterly cash dividends of $0.24 per share for a total of $495 million in 2007; $0.27 per share for a total of $531 million in 2008; and $0.29 per share for a total of $569 million in 2009.

Our Board-approved capital allocation programs have also provided for common stock repurchases. The Company did not make any common stock repurchases in the first six months of 2009 due primarily to the state of the financial markets and the economy. In June 2009, we decided that the improvement in the capital markets and the economic environment supported a decision to repurchase up to $400 million of our common stock during the second half of 2009. We repurchased $226 million of our common stock during 2009, including $70 million of repurchases during the third quarter of 2009 and $156 million during the fourth quarter of 2009.

The following table summarizes common stock repurchases made during the fourth quarter of 2009:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share(a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 — 31	1,218,000	$29.93	1,218,000	$293 million
November 1 — 30	2,383,900	$32.22	2,383,900	$216 million
December 1 — 31	1,272,900	$33.22	1,272,900	$174 million
Total	4,874,800	$31.91	4,874,800	

(a) This amount represents the weighted average price paid per share and includes a per share commission paid for all repurchases.

Item 6. ***Selected Financial Data.***

The information below was derived from the audited Consolidated Financial Statements included in this report and in previous annual reports we filed with the SEC. This information should be read together with those Consolidated Financial Statements and the notes thereto. The adoption of new accounting pronouncements, changes in certain accounting policies and certain reclassifications impact the comparability of the financial information presented below. These historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,				
	2009(a)	2008(a)	2007(a)	2006	2005
	(In millions, except per share amounts)				
Statement of Operations Data:					
Operating revenues	$11,791	$13,388	$13,310	$13,363	$13,074
Costs and expenses:					
Operating	7,241	8,466	8,402	8,587	8,631
Selling, general and administrative	1,364	1,477	1,432	1,388	1,276
Depreciation and amortization	1,166	1,238	1,259	1,334	1,361
Restructuring	50	2	10	—	28
(Income) expense from divestitures, asset impairments and unusual items	83	(29)	(47)	25	68
	9,904	11,154	11,056	11,334	11,364
Income from operations	1,887	2,234	2,254	2,029	1,710
Other expense, net	(414)	(437)	(505)	(511)	(570)
Income before income taxes	1,473	1,797	1,749	1,518	1,140
Provision for (benefit from) income taxes	413	669	540	325	(90)
Consolidated net income	1,060	1,128	1,209	1,193	1,230
Less: Net income attributable to noncontrolling interests	66	41	46	44	48
Net income attributable to Waste Management, Inc.	$ 994	$ 1,087	$ 1,163	$ 1,149	$ 1,182
Basic earnings per common share	$ 2.02	$ 2.21	$ 2.25	$ 2.13	$ 2.11
Diluted earnings per common share	$ 2.01	$ 2.19	$ 2.23	$ 2.10	$ 2.09
Cash dividends declared per common share (2005 includes $0.22 paid in 2006)	$ 1.16	$ 1.08	$ 0.96	$ 0.66	$ 1.02
Cash dividends paid	$ 1.16	$ 1.08	$ 0.96	$ 0.88	$ 0.80
Balance Sheet Data (at end of period):					
Working capital (deficit)	$ 109	$ (701)	$ (118)	$ (86)	$ 194
Goodwill and other intangible assets, net	5,870	5,620	5,530	5,413	5,514
Total assets	21,154	20,227	20,175	20,600	21,135
Debt, including current portion	8,873	8,326	8,337	8,317	8,687
Total Waste Management, Inc. stockholders' equity	6,285	5,902	5,792	6,222	6,121
Total equity	6,591	6,185	6,102	6,497	6,402

(a) For more information regarding these financial data, see the *Management's Discussion and Analysis of Financial Condition and Results of Operations* section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and changes in our accounting policies on the comparability of this information, see Note 2 of the Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This section includes a discussion of our results of operations for the three years ended December 31, 2009. This discussion may contain forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. We discuss in more detail various factors that could cause actual results to differ from expectations in Item 1A, *Risk Factors*. The following discussion should be read in light of that disclosure and together with the Consolidated Financial Statements and the notes to the Consolidated Financial Statements.

2009 Overview

In our outlook for 2009, we communicated our belief that we would be well positioned to weather the challenges presented by the current economic environment. We also noted that we would focus our efforts on ensuring we are operating efficiently and generating strong and consistent free cash flows. When reviewing our 2009 financial results, we believe that our focus throughout the year on (i) maintaining our pricing discipline; (ii) controlling our costs and reducing discretionary spending; and (iii) ensuring that our cost structure is flexible enough to respond to volume changes in a timely manner has enabled us to produce solid results in a difficult environment.

During 2009, our most significant challenges included (i) reduced volumes due to an overall decrease in waste produced that can be attributed to sharp declines in residential and commercial construction and in consumer and business spending; (ii) an unusually weak recyclable commodities market for most of the year; and (iii) decreases in market prices for electricity, which affect the yield of our waste-to-energy and landfill gas-to-energy operations. Against this backdrop, we believe that our 2009 results of operations reflected the resilience of our core business and the opportunities that economic recovery will present for our more efficient organization. The highlights of our 2009 financial results include:

- Revenues of $11.8 billion and internal revenue growth from yield from collection and disposal operations of 2.9%;
- Income from operations of $1.9 billion and income from operations as a percentage of revenue of 16.0%, in spite of the recognition of $83 million of non-cash impairment charges, which were primarily a result of (i) our decision to abandon the SAP software as our revenue management system; and (ii) a change in expectations for the future operations of a landfill in California;
- Effective tax rate of 28.1% due principally to the favorable impacts of fourth quarter adjustments to our provision for income taxes related to the carry-back of a capital loss, recognition of state net operating losses and tax credits, and revaluation of deferred taxes due to Canadian tax rate reductions;
- Diluted earnings per share of $2.01; and
- Cash flow generated from operating activities of $2.4 billion and free cash flow of $1.2 billion.

In February 2009, we announced that we were consolidating our 45 Market Areas into 25 Areas to further streamline our operations, and throughout 2009 we incurred $50 million of restructuring costs related to these efforts. The restructuring was a result of our continued efforts to improve the efficiency of our operations. In 2009, we exceeded our expected cost savings of $120 million on an annualized basis due to the restructuring. Although one of our most significant focuses throughout 2009 was on controlling costs, there are areas in which we have purposefully increased spending, as we believe that the long-term benefits we will achieve outweigh their negative short-term effect on our costs and margins. These include professional fees related to expansion projects, acquisitions and the growth of new business lines. We also have not cut back on spending for information technology, which we believe is imperative to enable our employees to perform efficiently.

Liquidity and Cash Flow — Although the credit markets came to an unprecedented standstill in late 2008, in February 2009 we were able to issue an aggregate of $800 million of senior notes. The proceeds of this debt issuance were primarily used to refinance debt maturities, which is generally consistent with our practice. The state of the credit markets in late 2009 allowed us, in large part because of our investment grade credit rating and strong balance sheet, to issue an additional $600 million of 30-year senior notes at an interest rate of 6.125%. We believe that the decision to raise capital on such favorable terms was a prudent decision, and will increase our flexibility in pursuing acquisitions and investments in businesses when opportunities arise. Even with the increased indebtedness, we are well within our debt to capitalization goals and all of our financial covenant requirements. However, the increased indebtedness is expected to increase our interest expense in 2010.

As is our practice, we are presenting free cash flow, which is a non-GAAP measure of liquidity. We believe free cash flow gives investors insight into our ability to pay our quarterly dividends, repurchase common stock, fund acquisitions and other investments and, in the absence of refinancings, to repay our debt obligations. However, the use of free cash flow as a liquidity measure has material limitations because it excludes certain expenditures that are required or that we have committed to, such as declared dividend payments and debt maturities.

We calculate free cash flow as shown in the table below (in millions), which may not be the same as similarly-titled measures presented by other companies:

	Years Ended December 31,	
	2009	2008
Net cash provided by operating activities	$ 2,362	$ 2,575
Capital expenditures	(1,179)	(1,221)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	28	112
Free cash flow	$ 1,211	$ 1,466

The decrease in our free cash flow in 2009 as compared with 2008 was due, in large part, to the decline in operating cash flows. The decrease in cash flows provided by operating activities can generally be attributed to the economy and market conditions, the impacts of which are discussed in detail throughout the remainder of *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Decreased proceeds from divestitures on a year-over-year basis also contributed to the decline, due in large part to us having fewer underperforming operations to sell.

Our ability to generate over $1.2 billion in free cash flow in 2009 enabled us to return $795 million to stockholders during the year through the payment of $569 million in cash dividends and the repurchase of $226 million of our common stock.

Basis of Presentation of Consolidated and Segment Financial Information

Fair Value Measurements — In September 2006, the Financial Accounting Standards Board issued authoritative guidance associated with fair value measurements. This guidance defined fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. In February 2008, the FASB delayed the effective date of the guidance for all non-financial assets and non-financial liabilities, except those that are measured at fair value on a recurring basis. Accordingly, we adopted this guidance for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008 and adopted the guidance for non-financial assets and liabilities measured on a non-recurring basis effective January 1, 2009. The application of the fair value framework did not have a material impact on our consolidated financial position, results of operations or cash flows.

Business Combinations — In December 2007, the FASB issued revisions to the authoritative guidance associated with business combinations. This guidance clarified and revised the principles for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. This guidance also addressed the recognition and measurement of goodwill acquired in business combinations and expanded disclosure requirements related to business combinations. Effective January 1, 2009, we adopted the FASB's revised guidance associated with business combinations. The portions of this guidance that relate to business combinations completed before January 1, 2009 did not have a material impact on our consolidated financial statements. Further, business combinations completed in 2009, which are discussed in Note 19 of our Consolidated Financial Statements, have not been material to our financial position, results of operations or cash flows. However, to the extent that future business combinations are material, our adoption of the FASB's revised authoritative guidance associated with business combinations may significantly impact our accounting and reporting for future acquisitions, principally as a result of (i) expanded requirements to value acquired assets, liabilities and contingencies at their fair values when such amounts can be determined and (ii) the requirement that acquisition-related transaction and restructuring costs be expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Noncontrolling Interests in Consolidated Financial Statements — In December 2007, the FASB issued authoritative guidance that established accounting and reporting standards for noncontrolling interests in subsidiaries and for the de-consolidation of a subsidiary. The guidance also established that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. We adopted this guidance on January 1, 2009. The presentation and disclosure requirements of this guidance, which must be applied retrospectively for all periods presented, have resulted in reclassifications to our prior period consolidated financial information and the remeasurement of our 2008 and 2007 effective tax rates, which are discussed in Note 9 of our Consolidated Financial Statements.

Refer to Note 2 of our Consolidated Financial Statements for additional information related to the impact of the implementation of new accounting pronouncements on our results of operations and financial position.

Reclassification of Segment Information — During the first quarter of 2009, we transferred responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities to the management teams of our four geographic Groups. We believe that, by integrating the management of our recycling facilities' operations with the remainder of our solid waste business, we can more efficiently provide comprehensive environmental solutions to our customers and ensure that we are focusing on maximizing the profitability and return on invested capital of our business on an integrated basis. As a result of this operational change, we also changed the way we review the financial results of our geographic Groups. Beginning in 2009, the financial results of our material recovery facilities and secondary processing facilities are included as a component of their respective geographic Group and the financial results of our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. We have reflected the impact of these changes for all periods presented to provide financial information that consistently reflects our current approach to managing our geographic Group operations. Refer to Note 21 of our Consolidated Financial Statements for further discussion about our reportable segments.

Critical Accounting Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments and self-insurance reserves and recoveries. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Landfills

Accounting for landfills requires that significant estimates and assumptions be made regarding (i) the cost to construct and develop each landfill asset; (ii) the estimated fair value of capping, closure and post-closure asset retirement obligations, which must consider both the expected cost and timing of these activities; (iii) the determination of each landfill's remaining permitted and expansion airspace; and (iv) the airspace associated with each final capping event.

Landfill Costs — We estimate the total cost to develop each of our landfill sites to its remaining permitted and expansion capacity. This estimate includes such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Additionally, landfill development includes all land purchases for landfill footprint and required landfill buffer property. The projection of these landfill costs is dependent, in part, on future events. The remaining amortizable basis of each landfill includes costs to develop a site to its remaining permitted and expansion capacity and includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs.

Final Capping Costs — We estimate the cost for each final capping event based on the area to be finally capped and the capping materials and activities required. The estimates also consider when these costs would actually be paid and factor in inflation and discount rates. Our engineering personnel allocate final landfill capping costs to specific capping events. The landfill capacity associated with each final capping event is then quantified and the final capping costs for each event are amortized over the related capacity associated with the event as waste is disposed of at the landfill. We review these costs annually, or more often if significant facts change. Changes in estimates, such as timing or cost of construction, for final capping events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a final capping event that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Closure and Post-Closure Costs — We base our estimates for closure and post-closure costs on our interpretations of permit and regulatory requirements for closure and post-closure maintenance and monitoring. The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain. Changes in estimates for closure and post-closure events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a landfill asset that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Remaining Permitted Airspace — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is then used to compare the existing landfill topography to the expected final landfill topography.

Expansion Airspace — We include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:

- Personnel are actively working to obtain land use and local, state or provincial approvals for an expansion of an existing landfill;
- It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;
- We have a legal right to use or obtain land to be included in the expansion plan;
- There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
- Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
- Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if these criteria are no longer met, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval of our Chief Financial Officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 39 landfill sites with expansions at December 31, 2009, 14 landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace. Nine of these landfills required approval by our Chief Financial Officer because of community or political opposition that could impede the expansion process. The remaining five landfills required approval primarily due to the permit application processes not meeting the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement cost related to final capping, and closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi- level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts, could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates, or higher expenses; or higher profitability may result if the opposite occurs. Most significantly, if it is determined that the expansion capacity should no longer be considered in calculating the recoverability of the landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If it is determined that the likelihood of receiving an expansion permit has become remote, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party, or PRP, investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the cost for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;
- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and
- The typical allocation of costs among PRPs unless the actual allocation has been determined.

Asset Impairments

Our long-lived assets, including landfills and landfill expansions, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to assess whether a potential impairment exists, the assets' carrying values are compared with their undiscounted expected future cash flows. Estimating future cash flows requires significant judgment about factors such as general economic conditions and projected growth rates, and our estimates often vary from the cash flows eventually realized. Impairments are measured by comparing the fair value of the asset to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset; (ii) actual third-party valuations; and/or (iii) information available regarding the current market environment for similar assets. If the fair value of an asset is determined to be less than the carrying amount of the asset, an impairment in the amount of the difference is recorded in the period that the events or changes in circumstances that indicated the carrying value of the assets may not be recoverable occurred. These events or changes in circumstances are referred to as impairment indicators.

There are other considerations for impairments of landfills and goodwill, as described below.

Landfills — Certain impairment indicators require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment of our landfill assets due to the unique nature of the waste industry.

Goodwill — At least annually, we assess whether goodwill is impaired. We assess whether an impairment exists by comparing the fair value of each operating segment to its carrying value, including goodwill. We use a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our operating segments. Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our operating segments.

The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics of our business as a multiple of their reported cash flows. We then apply that multiple to our operating segment's cash flows to estimate their fair value. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our operating segments.

The income approach is based on the long-term projected future cash flows of our operating segments. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon our operating segments' expected long-term performance considering the economic and market conditions that generally affect our business.

Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying value of goodwill has been impaired.

Self-Insurance Reserves and Recoveries

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation insurance programs. Our liabilities associated with the exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated with the assistance of external actuaries and by factoring in pending claims and historical trends and data. Our estimated accruals for these liabilities could be significantly different than our ultimate obligations if variables such as the frequency or severity of future incidents differ significantly from our assumptions. Estimated insurance recoveries related to recorded liabilities are recorded as assets when we believe that the receipt of such amounts is probable.

Results of Operations

Operating Revenues

Our operating revenues in 2009 were $11.8 billion, compared with $13.4 billion in 2008 and $13.3 billion in 2007. We manage and evaluate our operations primarily through our Eastern, Midwest, Southern, Western Groups, and our Wheelabrator Group, which includes our waste-to-energy facilities and independent power production plants, or IPPs. These five Groups are our reportable segments. Shown below (in millions) is the contribution to revenues during each year provided by our five Groups and our Other waste services:

	Years Ended December 31,		
	2009	2008	2007
Eastern	$ 2,960	$ 3,319	$ 3,411
Midwest	2,855	3,267	3,289
Southern	3,328	3,740	3,737
Western	3,125	3,387	3,444
Wheelabrator	841	912	868
Other	628	897	832
Intercompany	(1,946)	(2,134)	(2,271)
Total	$11,791	$13,388	$13,310

Our operating revenues generally come from fees charged for our collection, disposal, transfer, recycling and waste-to-energy services and from sales of commodities by our recycling and waste-to-energy operations. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the MRF or disposal facility and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, taking into account our cost of loading, transporting and disposing of the solid waste at a disposal site. Recycling revenue generally consists of tipping fees and the sale of recyclable commodities to third parties. The fees we charge for our collection, disposal, transfer and recycling services generally include fuel surcharges, which are indexed to current market costs for fuel. Our waste-to-energy revenues, which are generated by our Wheelabrator Group, are based on the type and weight or volume of waste received at our waste-to-energy facilities and IPPs and amounts charged for the sale of energy and steam. Our "Other" revenues include our in-plant services, landfill gas-to-energy operations, Port-O-Let® services, street and parking lot sweeping services, portable self-storage, fluorescent lamp recycling and healthcare solutions services.

Intercompany revenues between our operations have been eliminated in the consolidated financial statements. The mix of operating revenues from our different services is reflected in the table below (in millions):

	Years Ended December 31,		
	2009	2008	2007
Collection	$ 7,980	$ 8,679	$ 8,714
Landfill	2,547	2,955	3,047
Transfer	1,383	1,589	1,654
Wheelabrator	841	912	868
Recycling	741	1,180	1,135
Other	245	207	163
Intercompany	(1,946)	(2,134)	(2,271)
Total	$11,791	$13,388	$13,310

The following table provides details associated with the period-to-period change in revenues (dollars in millions) along with an explanation of the significant components of the current period changes:

	Period-to-Period Change 2009 vs. 2008		Period-to-Period Change 2008 vs. 2007	
	Amount	As a % of Total Company(a)	Amount	As a % of Total Company(a)
Average yield(b)	$ (528)	(3.9)%	$ 644	4.9%
Volume	(1,078)	(8.1)	(557)	(4.2)
Internal revenue growth	(1,606)	(12.0)	87	0.7
Acquisitions	97	0.7	117	0.9
Divestitures	(37)	(0.2)	(130)	(1.0)
Foreign currency translation	(51)	(0.4)	4	—
	$(1,597)	(11.9)%	$ 78	0.6%

(a) Calculated by dividing the amount of current year increase or decrease by the prior year's total company revenue ($13,388 million and $13,310 million for 2009 and 2008, respectively) adjusted to exclude the impacts of current year divestitures ($37 million and $130 million for 2009 and 2008, respectively).

(b) The amounts reported herein represent the changes in our revenue attributable to average yield for the total Company. We analyze the changes in average yield in terms of related business revenues in order to differentiate the changes in yield attributable to our pricing strategies from the changes that are caused by market-driven price changes in commodities. The following table summarizes changes in revenues from average yield on a related-business basis:

	Period-to-Period Change 2009 vs. 2008		Period-to-Period Change 2008 vs. 2007	
	Amount	As a % of Related Business(i)	Amount	As a % of Related Business(i)
Average yield:				
Collection, landfill and transfer	$ 321	3.0%	$347	3.2%
Waste-to-energy disposal(ii)	2	0.5	3	0.7
Collection and disposal(ii)	323	2.9	350	3.1
Recycling commodities	(447)	(36.3)	81	6.9
Electricity(ii)	(76)	(21.3)	24	7.1
Fuel surcharges and mandated fees	(328)	(46.5)	189	36.5
Total	$(528)	(3.9)	$644	4.9

(i) Calculated by dividing the increase or decrease for the current year by the prior-year's related business revenue, adjusted to exclude the impacts of divestitures for the current year ($37 million and $130 million for 2009 and 2008, respectively). The table below summarizes the related business revenues for each year, adjusted to exclude the impacts of divestitures:

	Denominator	
	2009	2008
Related business revenues:		
Collection, landfill and transfer	$10,622	$10,715
Waste-to-energy disposal	434	431
Collection and disposal	11,056	11,146
Recycling commodities	1,233	1,180
Electricity	356	336
Fuel surcharges and mandated fees	706	518
Total Company	$13,351	$13,180

(ii) Average revenue growth from yield from "Collection and disposal" excludes all electricity-related revenues generated by our Wheelabrator Group, which are reported as "Electricity" revenues. Before 2009, we reported electricity-related revenues from Wheelabrator's IPPs as "Electricity" and electricity-related revenues from Wheelabrator's waste-to-energy facilities in "Waste-to-energy." Beginning in 2009, all of Wheelabrator's electricity-related revenues are included in "Electricity" and only the disposal revenues are included in "Waste-to-energy disposal." We have reflected the impact of this change for all years presented to provide information that consistently reflects our current approach.

Our revenues decreased $1,597 million, or 11.9%, in 2009 as compared with 2008. A substantial portion of these declines can be attributed to market factors, including (i) recyclable commodity prices; (ii) lower fuel prices, which reduced revenue provided by our fuel surcharge program; (iii) the effect of lower electricity prices on our waste-to-energy business; and (iv) foreign currency translation on revenues from our Canadian operations.

In addition, revenues continue to decline due to lower volumes, which have resulted from the slowdown in the economy. In 2009, economic pressures continued to significantly reduce consumer and business spending, which meant less waste was being generated. However, our revenue growth from average yield on our collection and disposal operations was $323 million in 2009 which demonstrates our commitment to pricing even in the current economic environment.

Towards the end of 2009, we began to see the trend of volume decline moderate. For the fourth quarter of 2009, our revenue decline was $102 million, or 3.3% as compared with the fourth quarter of 2008. This improvement, as compared with our full-year revenue decline of 11.9%, is primarily driven by the steady commodity price recovery trend that occurred throughout 2009 as compared with the severe decline in commodity pricing and demand in the fourth quarter of 2008. Additionally, in the fourth quarter of 2009, we began to see our year-over-year volume comparisons improve in our collection and disposal businesses.

The following provides further details associated with our period-to-period change in revenues.

Average yield

Collection and disposal average yield — This measure reflects the effect on our revenue from the pricing activities of our collection, transfer, landfill and waste-to-energy disposal operations, exclusive of volume changes. Revenue growth from collection and disposal average yield includes not only base rate changes and environmental and service fee increases, but also (i) certain average price changes related to the overall mix of services, which are due to both the types of services provided and the geographic locations where our services are provided; (ii) changes in average price from new and lost business; and (iii) price decreases to retain customers.

In both 2009 and 2008, the increases in revenues from yield were driven by our collection operations, which experienced substantial yield growth in all lines of business and in every geographic operating group, primarily as a result of our continued focus on pricing initiatives, including various fee increases. As discussed below, increased collection revenues due to pricing have been more than offset by revenue declines from lower collection volumes. However, increased revenue growth from yield on base business and a focus on controlling variable costs has consistently provided margin improvements in our collection line of business. In addition to the revenue growth from yield in the collection line of business, we experienced increases in revenues from yield at our landfills and our transfer stations due to our continued focus on pricing activities.

Revenues from our environmental fee, which are included in average yield on collection and disposal, increased by $37 million and $60 million for the years ended December 31, 2009 and 2008, respectively. Environmental fee revenues totaled $218 million for the year ended December 31, 2009 compared with $181 million in 2008 and $121 million in 2007.

Recycling commodities — For the first nine months of 2008, record high commodity prices favorably impacted our revenue growth. Then, during the fourth quarter of 2008, we saw a rapid decline in commodity prices due to a significant decrease in the demand for commodities both domestically and internationally. Commodity demand and prices continued to be weak in the first nine months of 2009 as compared with record-high commodity prices experienced through September of 2008. However, market prices for recyclable commodities are recovering and prices have increased significantly from the record lows experienced in late 2008 and early 2009. While commodity prices are still significantly less than the levels seen in 2007 and the first nine months of 2008, the current price recovery trend contributed to revenue growth in the fourth quarter of 2009 and is expected to contribute to revenue growth in the coming year.

Electricity — The changes in revenue from yield provided by our waste-to-energy business are largely due to fluctuations in rates charged for electricity under our power purchase contracts that generally correlate with natural gas prices in the markets where we operate. In 2009, we experienced a decline of $76 million in revenue from yield at our waste-to-energy facilities due to the falling electricity prices. During 2009, approximately 34% of the electricity revenue at our waste-to-energy facilities was subject to current market rates, which is an increase from 18% during 2008. Our waste-to-energy facilities' exposure to market price volatility is increasing as more long-term contracts expire.

In 2008, we saw an increase of $24 million in revenue from yield provided by our waste-to-energy business. This increase was largely due to annual rate increases for electricity under long-term contracts and favorable energy market pricing.

Fuel surcharges and mandated fees — Revenue generated by our fuel surcharge program decreased by $328 million and increased by $189 million for the years ended December 31, 2009 and 2008, respectively. The fluctuation is directly attributable to the fluctuation in the crude oil index prices we use for our fuel surcharge program.

The mandated fees included in this line item are primarily related to the pass-through of fees and taxes assessed by various state, county and municipal governmental agencies at our landfills and transfer stations. These mandated fees have not had a significant impact on the comparability of revenues for the periods included in the table above.

Volume — Our collection business accounted for $622 million of the total volume decrease in 2009. Our industrial collection operations experienced the most significant revenue declines due to lower volumes primarily as a result of the continued slowdown in both residential and commercial construction activities across the United States. Our commercial and residential collection lines of business tend to be more recession resistant than our other lines of business. However, we still experienced some commercial and residential collection volume declines in 2009 that we attribute to the recessionary economic environment, as well as to pricing and competition.

In 2009, we also experienced a 16% decline in third-party revenue due to volume at our landfills. This decrease was most significant in our more economically sensitive special waste and construction and demolition waste streams, although municipal solid waste streams at our landfills have also decreased. Lower third-party volumes in our transfer station operations also caused revenue declines and can generally be attributed to economic conditions and the effects of pricing and competition. Lower volumes in our recycling operations caused declines in revenues of $74 million in 2009. These decreases are attributable to the drastic decline in the domestic and international demand for recyclables in late 2008. Demand for recyclable commodities has recovered throughout 2009, although it has yet to compare favorably to the levels we experienced in advance of the market shift in the fourth quarter of 2008.

In 2008, revenue declines due to lower volumes were driven by lower collection volumes and, to a lesser extent, lower transfer station and third-party disposal volumes. Declines in revenues from volumes in these lines of business were most significantly affected by (i) our focus on improving margins through increased pricing; and (ii) economic conditions, which particularly affected our industrial collection line of business. Revenue declines attributable to lower volumes also affected our recycling operations due to the rapid decline in demand for recyclable commodities experienced during the fourth quarter of 2008

Acquisitions and divestitures — Revenues increased $97 million and $117 million for the years ended December 31, 2009 and 2008, respectively, due to acquisitions, principally in the collection, transfer and recycling businesses, although we also made acquisitions starting in 2008 in our "Other" business as we focused on entering new, complementary lines of business. Divestitures accounted for decreased revenues of $37 million and $130 million for the years ended December 31, 2009 and 2008, respectively. These divestitures were primarily comprised of collection operations and, to a lesser extent, transfer station and recycling operations. Beginning in the second quarter of 2008, revenue growth from acquisitions exceeded revenue declines from divestitures, a trend we had not seen in over two years. This change reflects our shift in focus from divesting underperforming operations to acquiring businesses.

Operating Expenses

Our operating expenses include (i) labor and related benefits (excluding labor costs associated with maintenance and repairs discussed below), which include salaries and wages, bonuses, related payroll taxes, insurance and benefits costs and the costs associated with contract labor; (ii) transfer and disposal costs, which include tipping fees paid to third-party disposal facilities and transfer stations; (iii) maintenance and repairs relating to equipment, vehicles and facilities and related labor costs; (iv) subcontractor costs, which include the costs of independent haulers who transport waste collected by us to disposal facilities and are affected by variables such as volumes, distance and fuel prices; (v) costs of goods sold, which are primarily the rebates paid to suppliers associated with recycling commodities; (vi) fuel costs, which represent the costs of fuel and oil to operate our truck fleet and landfill operating equipment; (vii) disposal and franchise fees and taxes, which include landfill taxes, municipal franchise fees, host community fees and royalties; (viii) landfill operating costs, which include interest accretion on asset retirement and environmental remediation obligations, leachate and methane collection and treatment, landfill remediation costs and other landfill site costs; (ix) risk management costs, which include workers' compensation and insurance and claim costs; and (x) other operating costs, which include, among other costs, equipment and facility rent and property taxes.

Our operating expenses decreased by $1,225 million, or 14.5% when comparing 2009 with 2008 and increased $64 million, or 0.8% when comparing 2008 with 2007. Operating expenses as a percentage of revenues were 61.4% in 2009, 63.2% in 2008 and 63.1% in 2007. The changes in our operating expenses during the years ended December 31, 2009 and 2008 can largely be attributed to the following:

Volume declines and divestitures — Throughout 2009 and 2008, we experienced volume declines as a result of (i) the economy; (ii) pricing and competition; and (iii) divestitures. We continue to manage our fixed costs and reduce our variable costs as we experience volume declines, and have achieved significant cost savings as a result. These cost decreases have benefited each of the operating cost categories identified in the table below.

Changes in market prices for recyclable commodities — Market prices for recyclable commodities declined sharply when comparing 2009 with 2008. This significant decrease in market prices was the driver of the decrease in cost of goods sold during 2009. Market prices for recyclable commodities climbed robustly through most of 2008, achieving levels during the first nine months of 2008 that had not been seen in several years. However, during the fourth quarter of 2008, the market prices and demand for recyclable commodities declined sharply. The resulting near-historic low prices and reduced demand carried into the first quarter of 2009 and, although prices have steadily increased during 2009, they remained significantly below prior-year levels throughout most of 2009.

Fuel price changes — Lower market prices for fuel caused decreases in both our direct fuel costs and our subcontractor costs for the year ended December 31, 2009. On average, diesel fuel prices decreased 35%, from $3.81 per gallon for 2008 to $2.46 per gallon for 2009. Diesel fuel prices varied significantly in 2008, reaching a record-high price of $4.76 per gallon in July and falling to a three-year low of $2.33 per gallon by the end of the year. On average, diesel fuel prices increased 32% in 2008 from $2.88 per gallon in 2007 to $3.81 per gallon.

Changes in risk-free interest rates — We recognized $35 million in favorable adjustments during 2009 compared with $33 million in unfavorable adjustments during 2008 and $8 million in unfavorable adjustments during 2007 due to changes in United States Treasury rates, which are used to estimate the present value of our environmental remediation obligations and recovery assets. Over the course of 2009, the discount rate we use increased from 2.25% to 3.75%. During 2008, the discount rate we use declined from 4.00% to 2.25%. During 2007, the discount rate we use declined from 4.75% to 4.00%. These adjustments have been reflected in the landfill operating costs category in the table below.

Canadian exchange rates — When comparing the average exchange rate for the years ended December 31, 2009 and 2008, the Canadian exchange rate weakened by 7%, which decreased our expenses in all operating cost categories. The weakening of the Canadian dollar decreased our total operating expenses by $40 million for 2009 as compared with 2008. Changes in currency exchange rates had very little impact when comparing the years ended December 31, 2008 and 2007.

Acquisitions and growth initiatives — In both 2009 and 2008, we have experienced cost increases attributable to recently acquired businesses and, to a lesser extent, our various growth and business development initiatives. These cost increases have affected each of the operating cost categories identified in the table below.

The following table summarizes the major components of our operating expenses, including the impact of foreign currency translation, for the years ended December 31 (dollars in millions):

	2009	Period-to-Period Change		2008	Period-to-Period Change		2007
Labor and related benefits	$2,260	$ (160)	(6.6)%	$2,420	$ 8	0.3%	$2,412
Transfer and disposal costs	937	(111)	(10.6)	1,048	(100)	(8.7)	1,148
Maintenance and repairs	1,033	(41)	(3.8)	1,074	(5)	(0.5)	1,079
Subcontractor costs	700	(201)	(22.3)	901	(1)	(0.1)	902
Cost of goods sold	488	(324)	(39.9)	812	43	5.6	769
Fuel	414	(301)	(42.1)	715	134	23.1	581
Disposal and franchise fees and taxes	578	(30)	(4.9)	608	6	1.0	602
Landfill operating costs	222	(69)	(23.7)	291	30	11.5	261
Risk management	211	2	1.0	209	(8)	(3.7)	217
Other	398	10	2.6	388	(43)	(10.0)	431
	$7,241	$(1,225)	(14.5)%	$8,466	$ 64	0.8%	$8,402

The period-to-period changes for each category of operating expenses are discussed below.

Labor and related benefits —

- When comparing 2009 with 2008, the cost declines were generally a result of (i) headcount and overtime reductions related to volume declines; (ii) effects of foreign currency translation; (iii) a benefit from the restructuring we initiated in January of 2009, although most of these savings are reflected in our selling, general and administrative expenses; and (iv) cost savings provided by our operational improvement initiatives. These cost savings have been offset, in part, by higher hourly wages due to merit increases; and (ii) increased accrued bonus expense as our performance against targets established by our annual incentive plans was stronger than it had been in 2008.
- When comparing 2008 with 2007, wages increased due to annual merit adjustments, although these higher costs were more than offset by headcount reductions due to operational efficiencies and divestitures. We experienced additional overtime and other labor costs due to severe winter weather conditions during the first quarter of 2008 in our Midwest Group. Our accrued bonus expenses were lower in 2008 because our performance against targets established by our incentive plans was not as strong as it had been in 2007.
- The comparability of our labor and related benefits costs for the periods presented has also been affected by costs incurred for the resolution of labor disputes with certain collective bargaining units. Such costs increased our 2009 expense by $9 million and our 2008 expense by $42 million. The costs incurred during 2009 and 2008 were primarily associated with the withdrawal of certain bargaining units from underfunded multi-employer pension plans.

Transfer and disposal costs — During 2009 and 2008, these cost decreases were a result of volume declines and our continued focus on reducing disposal costs associated with our third-party disposal volumes by improving internalization. The 2009 decrease was also partially due to foreign currency translation.

Maintenance and repairs — During 2009, these costs declined as a result of volume declines and various fleet initiatives that have favorably affected our maintenance, parts and supplies costs. These decreases have been offset partially by cost increases due to differences in the timing and scope of planned maintenance projects at our waste-to-energy and landfill gas-to-energy facilities.

Subcontractor costs — During 2009, these cost decreases are a result of volume declines, a significant decrease in diesel fuel prices and the effects of foreign currency translation.

Cost of goods sold — The 2009 and 2008 cost changes are principally due to changes in the recycling commodity rebates we pay to our customers as a result of changes in market prices for recyclable commodities discussed above and volume declines.

Fuel — The cost changes for 2009 and 2008 are a result of changes in market prices for diesel fuel discussed above and volume declines.

Disposal and franchise fees and taxes — These cost decreases are principally a result of volume declines, although the comparability of the periods presented is also affected by the favorable resolution of a disposal tax matter in our Eastern Group, which reduced these expenses by $18 million during 2007 and $3 million during 2008.

Landfill operating costs — The changes in this category for the years presented was primarily driven by the changes in U.S. Treasury rates used to estimate the present value of our environmental remediation obligations and recovery assets. The impacts of these rate changes are discussed above.

Risk management — Our consistent risk management costs reflect the success we have had over the last several years in managing these costs, which can be primarily attributed to our continued focus on safety and reduced accident and injury rates. For 2008, the decrease in expense was largely associated with reduced actuarial projections of workers' compensation costs and reduced auto and general liability claims for current claim periods.

Other — The comparison of these costs has been significantly affected by the following:

- In 2009, we had a significant increase in the property taxes assessed for one of our waste-to-energy facilities.
- In 2008 and 2007, we had relatively higher gains recognized on the sales of assets due to our focus on identifying and selling under-utilized assets in order to increase our efficiency.
- In 2007, our Western Group incurred "Other" operating expenses of $33 million for security, labor, lodging, travel and other costs incurred as a result of labor disruptions in Oakland and Los Angeles, California.
- In 2007, we incurred $21 million of lease termination costs associated with the purchase of one of our independent power production plants that had previously been operated through a lease agreement.

Selling, General and Administrative

Our selling, general and administrative expenses consist of (i) labor costs, which include salaries, bonuses, related insurance and benefits, contract labor, payroll taxes and equity-based compensation; (ii) professional fees, which include fees for consulting, legal, audit and tax services; (iii) provision for bad debts, which includes allowances for uncollectible customer accounts and collection fees; and (iv) other general and administrative expenses, which include, among other costs, facility-related expenses, voice and data telecommunication, advertising, travel and entertainment, rentals, postage and printing. In addition, the financial impacts of litigation settlements generally are included in our "Other" selling, general and administrative expenses.

The following table summarizes the major components of our selling, general and administrative expenses for the years ended December 31 (dollars in millions):

	2009	Period-to-Period Change		2008	Period-to-Period Change		2007
Labor and related benefits	$ 775	$ (78)	(9.1)%	$ 853	$18	2.2%	$ 835
Professional fees	167	(1)	(0.6)	168	8	5.0	160
Provision for bad debts	54	(3)	(5.3)	57	8	16.3	49
Other	368	(31)	(7.8)	399	11	2.8	388
	$1,364	$(113)	(7.7)%	$1,477	$45	3.1%	$1,432

Significant changes in our selling, general, and administrative expenses during the reported periods are as summarized below:

Labor and related benefits — In 2009, our labor and related benefits costs have declined because we have been realizing benefits associated with our January 2009 restructuring The comparability of our labor and related benefits expenses in 2009 has also been affected by a significant decrease in non-cash compensation costs associated with the equity-based compensation provided for by our long-term incentive plans as a result of (i) a decline in the grant-date fair value of our equity awards; (ii) lower performance against established targets for certain awards than in the prior year; and (iii) the reversal of all compensation costs previously recognized for our 2008 performance share units based on a determination that it is no longer probable that the targets established for that award will be met. This decrease in non-cash compensation costs was offset, in part, by higher costs associated with our salary deferral plan, the costs of which are directly affected by equity-market conditions. Additionally, contract labor costs incurred for various Corporate support functions were lower during 2009 than in 2008.

The 2008 increase in labor and related benefits costs was primarily attributable to (i) higher salaries and hourly wages due to merit increases; (ii) higher compensation costs due to an increase in headcount driven by an increase in the size of our sales force and our focus on our people and business development initiatives; and (iii) higher non-cash compensation costs associated with the equity-based compensation provided for by our long-term incentive plans. Additionally, we also experienced higher insurance and benefit costs. These increases were offset partially by lower bonus expenses accrued in 2008 because our performance against targets established by our incentive plan was not as strong as it had been in 2007.

Professional fees — In 2009, we experienced a slight decrease in professional fees due primarily to lower consulting fees related to our various strategic initiatives as compared with 2008. This decrease was largely offset by higher legal fees and expenses in 2009.

In 2008, our professional fees increased year-over-year due to legal and consulting costs we incurred related to (i) the support of a proposed acquisition in 2008; and (ii) our business development initiatives. These increases were partially offset by lower consulting costs in 2008 related to various strategic initiatives during 2007, including the support and development of the SAP waste and recycling revenue management system, which we discontinued development of in early 2008.

Provision for bad debts — The $3 million decline in our provision for bad debts in 2009 can be generally attributed to (i) the decrease in our revenues and accounts receivable due to current economic conditions and market factors; and (ii) our continued focus on the management and collection of our receivables. However, in 2008, our provision for bad debts increased $8 million as the effects of the weakened economy increased collection risks associated with certain customers.

Other — During 2009, our costs associated with advertising, meetings, seminars, and travel and entertainment declined as a result of our increased efforts to reduce controllable spending. These lower costs were due in part to the recent restructuring. This decline was offset partially by higher legal expenses. In 2008, we were focusing on our sales, marketing and other initiatives and identifying new customers, which resulted in increases in our advertising costs and travel and entertainment.

Depreciation and Amortization

Depreciation and amortization includes (i) depreciation of property and equipment, including assets recorded for capital leases, on a straight-line basis from three to 50 years; (ii) amortization of landfill costs, including those incurred and all estimated future costs for landfill development, construction and asset retirement costs arising from closure and post-closure, on a units-of-consumption method as landfill airspace is consumed over the estimated remaining permitted and expansion capacity of a site; (iii) amortization of landfill asset retirement costs arising from final capping obligations on a units-of-consumption method as airspace is consumed over the estimated capacity associated with each final capping event; and (iv) amortization of intangible assets with a definite life, either using a 150% declining balance approach or a straight-line basis over the definitive terms of the related agreements, which are generally from two to ten years depending on the type of asset.

The following table summarizes the components of our depreciation and amortization costs for the years ended December 31 (dollars in millions):

	2009	Period-to-Period Change		2008	Period-to-Period Change		2007
Depreciation of tangible property and equipment	$ 779	$ (6)	(0.8)%	$ 785	$(11)	(1.4)%	$ 796
Amortization of landfill airspace	358	(71)	(16.6)	429	(11)	(2.5)	440
Amortization of intangible assets	29	5	20.8	24	1	4.3	23
	$1,166	$(72)	(5.8)%	$1,238	$(21)	(1.7)%	$1,259

In both 2009 and 2008, the decrease in depreciation of tangible property and equipment is largely due to (i) components of enterprise-wide software becoming fully-depreciated; and (ii) our focus on retiring or selling under-utilized assets.

The decrease in amortization of landfill airspace expense in 2009 and 2008 is largely due to volume declines as a result of (i) the slowdown in the economy; (ii) our pricing program and competition, both of which have significantly reduced our collection volumes; and (iii) the re-direction of waste to third-party disposal facilities in certain regions due to either the closure of our own landfills or the current capacity constraints of landfills where we are working on procuring an expansion permit. The comparability of our amortization of landfill airspace for the years ended December 31, 2009, 2008, and 2007 has also been affected by adjustments recorded in each year for changes in estimates related to our final capping, closure and post-closure obligations. During the years ended December 31, 2009, 2008 and 2007, landfill amortization expense was reduced by $14 million, $3 million and $17 million, respectively, for the effects of these changes in estimates. In each year, the majority of the reduced expense resulting from the revised estimates was associated with final capping changes that were generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Restructuring

In January 2009, we took steps to further streamline our organization by (i) consolidating our Market Areas; (ii) integrating the management of our recycling operations with our other solid waste business; and (iii) realigning our Corporate organization with this new structure in order to provide support functions more efficiently.

Our principal operations are managed through our Groups. Each of our four geographic Groups had been further divided into 45 Market Areas. As a result of our restructuring, the Market Areas were consolidated into 25 Areas. We found that our larger Market Areas generally were able to achieve efficiencies through economies of scale that were not present in our smaller Market Areas, and this reorganization has allowed us to lower costs and to continue to standardize processes and improve productivity. In addition, during the first quarter of 2009, responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities was transferred from our Waste Management Recycle America, or WMRA, organization to our four geographic Groups. By integrating the management of our recycling facilities' operations with our other solid waste business, we are able to more efficiently provide comprehensive environmental solutions to our customers. In addition, as a result of this realignment, we have significantly reduced the overhead costs associated with managing this portion of our business and have increased the geographic Groups' focus on maximizing the profitability and return on invested capital of our business on an integrated basis.

This restructuring eliminated over 1,500 employee positions throughout the Company. During 2009, we recognized $50 million of pre-tax charges associated with this restructuring, of which $41 million were related to employee severance and benefit costs. The remaining charges were primarily related to lease obligations that we will continue to incur over the remaining lease term for certain operating lease agreements.

(Income) Expense from Divestitures, Asset Impairments and Unusual Items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2009	2008	2007
(Income) expense from divestitures (including held-for-sale impairments)	$—	$(33)	$(59)
Asset impairments (excluding held-for-sale impairments)	83	4	12
	$83	$(29)	$(47)

(Income) expense from divestitures (including held-for-sale impairments) — The net gains from divestitures during 2008 and 2007 were a result of our focus on selling underperforming businesses. In 2008, these gains were primarily related to the divestiture of underperforming collection operations in our Southern Group; and in 2007, the gains were related to the divestiture of underperforming collection, transfer and recycling operations in our Eastern, Western and Southern Groups.

Asset impairments (excluding held-for-sale impairments) — Through December 31, 2008, we had capitalized $70 million of accumulated costs associated with the development of our waste and recycling revenue management system. A significant portion of these costs was specifically associated with the purchase of the license of SAP's waste and recycling revenue management software and the efforts required to develop and configure that software for our use. After a failed pilot implementation of the software in one of our smallest Market Areas, the development efforts associated with the SAP revenue management system were suspended in 2007. As disclosed in Note 11 to the Consolidated Financial Statements, in March 2008, we filed suit against SAP and are currently scheduled for trial in May 2010.

During 2009, we determined to enhance and improve our existing revenue management system and not pursue alternatives associated with the development and implementation of a revenue management system that would include the licensed SAP software. Accordingly, after careful consideration of the failures of the SAP software, we determined to abandon any alternative that would include the use of the SAP software. The determination to abandon the SAP software as our revenue management system resulted in a non-cash charge of $51 million, $49 million of which was recognized during the first quarter of 2009 and $2 million of which was recognized during the fourth quarter of 2009.

We recognized an additional $32 million of impairment charges during 2009, $27 million of which was recognized by the West Group during the fourth quarter of 2009 to fully impair a landfill in California as a result of a change in our expectations for the future operations of the landfill. The remaining impairment charges were primarily attributable to a charge required to write down our investments in certain portable self-storage operations to their fair value as a result of our acquisition of a controlling financial interest in those operations.

During 2008, we recognized a $4 million impairment charge, primarily as a result of a decision to close a landfill in our Southern Group. During 2007, we recognized $12 million in impairment charges related to two landfills in our Southern Group. The impairments were necessary as a result of the re-evaluation of our business alternatives for one landfill and the expiration of a contract that we had expected would be renewed that had significantly contributed to the volumes for the second landfill.

Income From Operations by Reportable Segment

The following table summarizes income from operations by reportable segment for the years ended December 31 (dollars in millions):

	2009	Period-to-Period Change		2008	Period-to-Period Change		2007
Reportable segments:							
Eastern	$ 483	$ (40)	(7.6)%	$ 523	$(27)	(4.9)%	$ 550
Midwest	450	(25)	(5.3)	475	(49)	(9.4)	524
Southern	768	(104)	(11.9)	872	46	5.6	826
Western	521	(91)	(14.9)	612	(6)	(1.0)	618
Wheelabrator	235	(88)	(27.2)	323	31	10.6	292
Other	(136)	(76)	*	(60)	(22)	*	(38)
Corporate and other	(434)	77	(15.1)	(511)	7	(1.4)	(518)
Total	$1,887	$(347)	(15.5)%	$2,234	$(20)	(0.9)%	$2,254

* Percentage change does not provide a meaningful comparison.

Reportable segments — The most significant items affecting the results of operations of our four geographic Groups during the three-year period ended December 31, 2009 are summarized below:

- During 2009 and 2008, each Group experienced declines in revenues due to lower volumes, resulting in decreased income from operations. The volume declines were generally the result of the significant downturn in the overall economic environment, particularly in our industrial collection line of business, which has been affected by the sharp decline in residential and commercial construction across the United States.

- Significantly lower recycling commodity prices in 2009 as compared with 2008 had an unfavorable effect on each of the four geographic Group's results. During the fourth quarter of 2008, commodity prices dropped sharply from the prices we experienced throughout 2007 and the first nine months of 2008. This decline was a result of a significant decrease in the demand for commodities both domestically and internationally. The resulting near-historic low prices and reduced demand carried into 2009 and, although prices have steadily recovered, they remained significantly below the levels of the prior two years. When comparing 2008 to 2007, the significant decline in commodity prices that occurred during the fourth quarter of 2008 resulted in operating losses that more than offset the increases in operating income generated during the first nine months of 2008.

- During 2009, we recorded $50 million of charges associated with our January 2009 restructuring. During 2008 and 2007, we recorded restructuring charges of $2 million and $10 million, respectively. Refer to Note 12 of our Consolidated Financial Statements for information related to the impact of these charges on each of our reportable segments.

The negative impact of these factors has been partially offset by the favorable effects of (i) increased revenue growth from yield on our collection and disposal business as a result of our pricing strategies, particularly in our collection operations; and (ii) cost savings attributed to our January 2009 restructuring, our continued focus on controlling costs through operating efficiencies, and our increased focus on reducing controllable selling, general and administrative expenses, particularly for travel and entertainment during 2009.

Other significant items affecting the comparability of each Groups' results of operations for years ended December 31, 2009, 2008 and 2007 are summarized below:

Eastern — During 2009, the Group recognized (i) an $18 million increase in revenues and income from operations associated with an oil and gas lease at one of our landfills; and (ii) a $9 million charge related to bargaining unit employees in New Jersey agreeing to our proposal to withdraw them from an underfunded, multi-employer pension fund. During 2008, the Group's operating income was negatively affected by a

$14 million charge related to the withdrawal of certain collective bargaining units from underfunded multi-employer pension plans. The Group's operating income for 2007 was favorably affected by (i) net divestiture gains of $33 million; and (ii) an $18 million decrease in disposal fees and taxes due to the favorable resolution of a disposal tax matter.

Midwest — During 2009, the Group's operating results were favorably affected by a $10 million reduction in landfill amortization expense as a result of changes in certain estimates related to final capping, closure and post-closure obligations. The Group's 2008 operating results were negatively affected by $44 million of additional operating expenses primarily incurred as a result of a labor dispute in Milwaukee, Wisconsin. Included in the labor dispute expenses are $32 million in charges related to the withdrawal of certain of the Group's bargaining units from underfunded multi-employer pension plans. In addition, the Group experienced unfavorable weather conditions in the first quarter of 2008.

Additionally, when comparing the average exchange rate for 2009 with 2008, the Canadian exchange rate weakened by 7%, which decreased the Group's income from operations. The effects of foreign currency translation were the most significant to this Group because substantially all of our Canadian operations are managed by our Midwest organization. Changes in foreign currency exchange rates did not have a significant impact on the comparison of 2008 with 2007.

Southern — During 2008, the Group's operating income was favorably affected by $29 million of divestiture gains, offset, in part, by a $3 million landfill impairment charge. During 2007, the Group recorded $12 million of impairment charges attributable to two of its landfills. These charges were largely offset by gains on divestitures of $11 million.

Western — The Group's 2009 income from operations includes the recognition of an impairment charge of $27 million as a result of a change in expectations for the future operations of a landfill in California, which was offset, in part, by the recognition of a $6 million gain associated with the sale of water rights at a landfill. During 2008, the Group recognized a $6 million gain primarily related to the sale of surplus real estate. In 2007, labor disputes negatively affected the Group's operating results by $37 million, principally as a result of "Operating" expenses incurred for security, deployment and lodging costs for replacement workers. Gains on divestitures of operations were $16 million for 2007.

Wheelabrator — The comparability of the Group's 2009 income from operations with the prior years has been significantly affected by (i) a decline in market prices for electricity, which had a more significant impact on the Group's results in 2009 due to the expiration of several long-term energy contracts and short-term pricing arrangements; (ii) an increase in costs for international and domestic business development activities; and (iii) an increase in "Operating" expenses of $11 million as a result of a significant increase in the property taxes assessed for one of our waste-to-energy facilities. Exposure to current electricity market prices increased from 18% of total electricity production in 2008 to 34% in 2009. The Group's exposure to current electricity market price volatility is expected to continue to grow to about 50% by the end of 2010 as several long-term contracts are set to expire next year. The Group's 2008 operating results were favorably affected by increases in market rates for energy during the second half of 2008, while the Group's 2007 operating results were unfavorably affected by a $21 million charge for the early termination of a lease agreement. The early termination was due to the Group's purchase of an independent power production plant that it had previously operated through a lease agreement.

Significant items affecting the comparability of the remaining components of our results of operations for the years ended December 31, 2009, 2008 and 2007 are summarized below:

Other — The unfavorable change in 2009 operating results compared with 2008 is largely due to (i) the effect that the previously discussed lower recycling commodity prices had on our recycling brokerage activities; (ii) an increase in costs being incurred to support the identification and development of new lines of business that will complement our core business; (iii) the unfavorable impact lower energy prices during 2009 had on our landfill-gas-to-energy operations; and (iv) certain year-end adjustments recorded in consolidation related to our reportable segments that were not included in the measure of segment income from operations used to assess their performance for the periods disclosed.

The unfavorable change in operating results in 2008 when compared with 2007 is the result of (i) the unfavorable effect that the previously discussed fourth quarter of 2008 sharp drop in recycling commodity prices had on our recycling brokerage activities; and (ii) costs being incurred to support our increased focus on the identification and development of new lines of business that will complement our core business.

Corporate and Other — Significant items affecting the comparability of expenses for the periods presented include:

- the recognition of $34 million of favorable adjustments during 2009 by our closed sites management group due to increases in U.S. Treasury rates used to estimate the present value of our environmental remediation obligations and environmental remediation recovery assets, while in 2008 and 2007, the same group recognized charges to landfill operating costs of $32 million and $8 million, respectively, due to declines in U.S. Treasury rates during those periods;
- a significant decline in "Selling, general and administrative" expenses in 2009 resulting from workforce reductions associated with the January 2009 restructuring, increased efforts to reduce our controllable spending and lower equity compensation costs;
- $51 million of non-cash abandonment charges recognized during 2009 associated with the determination that we would not pursue alternatives associated with the development and implementation of a revenue management system that would include the licensed SAP software;
- 2008 cost decreases attributable to lower risk management expenses due to reduced actuarial projections of claim losses for workers' compensation and auto and general liability claims and lower bonus expense due to relatively weak performance against established targets offset, in part, by costs incurred for a proposed acquisition;
- restructuring charges of $9 million in 2009 and $6 million in 2007; and
- employee healthcare coverage expenses in the third quarter of 2007 due to unusually high claims activity.

Interest Income and Expense — Our interest expense was $426 million in 2009, $455 million in 2008, and $521 million in 2007. Interest income was $13 million in 2009, $19 million in 2008, and $47 million in 2007. The decreases in interest income and expense for the periods presented are primarily attributable to significant declines in market interest rates.

Interest expense — Lower market interest rates have increased the benefits to interest expense provided by our active interest rate swap agreements and reduced the interest expense associated with our tax-exempt bonds and our Canadian Credit Facility. The impacts of each of these items on our interest expense for the years ended December 31, 2009, 2008 and 2007 are summarized below:

Interest rate swaps — We use interest rate swaps to manage our exposure to changes in market interest rates. The impacts to interest expense of our interest rate swaps are primarily related to (i) net periodic settlements of current interest on our active interest rate swaps and (ii) the amortization of previously terminated interest rate swap agreements as adjustments to interest expense. The following table summarizes the impact of periodic settlements of active swap agreements and the impact of terminated swap agreements on our results of operations (in millions):

(Increase) Decrease to Interest Expense Due to Hedge Accounting for Interest Rate Swaps	Years Ended December 31,		
	2009	2008	2007
Periodic settlements of active swap agreements(a)	$46	$ 8	$(48)
Terminated swap agreements(b)	19	42	37
	$65	$50	$(11)

(a) These amounts represent the net of our periodic variable-rate interest obligations and the swap counterparties' fixed-rate interest obligations. Our variable-rate obligations are based on a spread from the three-month LIBOR. Three-month LIBOR rates have varied significantly during the reported periods. During

2007, the three-month LIBOR exceeded 5.0% for most of the year, while during 2008 the rate was as high as 4.8% and as low as 1.4% and during 2009 rates were consistently below 1.0% for most of the year.

(b) The amortization to interest expense of terminated swap agreements has decreased due to the maturity of certain previously hedged senior notes. In addition, in 2008, this amount included a $10 million net reduction in interest expense associated with the early retirement of $244 million of 8.75% senior notes. At December 31, 2009, $18 million (on a pre-tax basis) of the carrying value of debt associated with terminated swap agreements is scheduled to be reclassified as a reduction to interest expense over the next twelve months.

Tax-exempt bonds — Certain of our tax-exempt bonds are subject to remarketing processes that result in periodic adjustments to the interest rates of the bonds. As of December 31, 2009, $817 million of our tax-exempt bonds are "variable-rate" instruments and re-price on either a daily or weekly basis. We also have tax-exempt bonds with term interest rate periods that end before the bonds' scheduled maturities and $387 million of these bonds were re-priced during 2009. These remarketing processes have significantly reduced the weighted average interest rates of our tax-exempt bonds, which decreased from 4.5% at December 31, 2007 to 4.0% at December 31, 2008 and 3.4% at December 31, 2009.

Canadian credit facility — Borrowings outstanding under our Canadian Credit Facility have short-term maturities, but are generally renewed at maturity under the terms of the facility, which results in the effective interest rates of the borrowings being reset to reflect current market interest rates. The weighted average interest rates of borrowings outstanding under our Canadian Credit Facility have decreased from 5.3% as of December 31, 2007 to 3.3% as of December 31, 2008 and 1.3% at December 31, 2009.

In the fourth quarter of 2009, the Company issued an additional $600 million of senior notes, which mature in 2039 and have a coupon rate of 6.125%. This debt issuance is expected to increase our average debt balances and our interest expense in 2010 as we currently expect to use the proceeds from the issuance to make various acquisitions and investments, rather than as a source for the repayment of existing debt. As of December 31, 2009, the Company's debt-to-total capital ratio was 57.4%, which continues to be consistent with our targeted long-term debt-to-total capitalization of up to 60%.

Interest income — When comparing 2009 with 2008, the decrease in interest income is generally related to the decline in market interest rates, offset, in part, by an increase in our cash and cash equivalents balances throughout the year. As of December 31, 2009, our cash and cash equivalents balances exceeded $1 billion, due in large part to our $600 million issuance of senior notes during the fourth quarter 2009. We currently expect to utilize a significant portion of these funds for investments and acquisitions in the first half of 2010, including our anticipated purchase of a 40% equity investment in Shanghai Environment Group, which is discussed in Note 11 of our Consolidated Financial Statements, and additional investments in our waste-to-energy and solid waste businesses.

When comparing 2008 with 2007, the decrease in interest income is primarily due to (i) significant declines in market interest rates; (ii) the recognition of $7 million in interest income during the first quarter of 2007 for the favorable resolution of a disposal tax matter in our Eastern Group; and (iii) a decrease in our average cash and investment balances.

Equity in Net Losses of Unconsolidated Entities — During 2007, our "Equity in net losses of unconsolidated entities" was primarily related to our equity interests in two coal-based synthetic fuel production facilities. The equity losses generated by the facilities were offset by the tax benefits realized as a result of these investments as discussed below within *Provision for income taxes.*

Provision for Income Taxes — We recorded provisions for income taxes of $413 million in 2009, $669 million in 2008 and $540 million in 2007. These tax provisions resulted in an effective income tax rate of approximately 28.1%, 37.2% and 30.9% for each of the three years, respectively. At current income levels, we expect that our 2010 recurring effective tax rate will be approximately 38%. The comparability of our reported income taxes for the years ended December 31, 2009, 2008 and 2007 is primarily affected by (i) variations in our income before taxes; (ii) the utilization of capital loss carry-back; (iii) the realization of state net operating loss and credit carry-forwards; (iv) changes in effective state and Canadian statutory tax rates; (v) differences in the impacts of tax audit settlements; and (vi) the impact of non-conventional fuel tax credits, which expired at the end of 2007. The impacts of these items are summarized below:

- *Utilization of capital loss carry-back* — During 2009, we generated a capital loss from the liquidation of a foreign subsidiary and determined that the capital loss could be utilized to offset capital gains from prior years (specifically 2006 and 2007). The utilization of this capital loss resulted in a reduction to our 2009 "Provision for income taxes" of $65 million, representing a 4.4 percentage point reduction in our effective tax rate.

- *State net operating loss and credit carry-forwards* — During 2009 and 2008, we realized state net operating loss and credit carry-forwards by reducing related valuation allowances, resulting in a reduction to our "Provision for income taxes" for those periods of $35 million and $3 million, respectively. No corresponding benefit was recognized in 2007.

- *Canadian and state effective tax rates* — During 2009, the provincial tax rates in Ontario were reduced, which resulted in a $13 million tax benefit as a result of the revaluation of the related deferred tax balances. During 2007, the Canadian federal government enacted tax rate reductions, which resulted in a $30 million tax benefit for the revaluation of the related deferred tax balances. We did not have any comparable adjustments to Canadian rates during 2008. During 2009, our current state tax rate increased from 6.0% to 6.25% and our deferred state tax rate increased from 5.5% to 5.75%. During 2008, our current state tax rate increased from 5.5% to 6.0%. The increases in these rates was primarily due to changes in state law.

- *Tax audit settlements* — Excluding the effects of interest income, the settlement of various tax audits resulted in reductions in income tax expense of $11 million for the year ended December 31, 2009, $26 million for the year ended December 31, 2008 and $40 million for the year ended December 31, 2007.

- *Non-conventional fuel tax credits* — Through December 31, 2007, non-conventional fuel tax credits were derived from our landfills and our investments in two coal-based, synthetic fuel production facilities. Our income taxes for the year ended December 31, 2007 included $50 million of non-conventional fuel tax credits. These tax credits resulted in a 2.9 percentage point reduction in our effective tax rate for the year ended December 31, 2007. Non-conventional fuel tax credits expired at the end of 2007.

Noncontrolling Interests — Net income attributable to noncontrolling interests was $66 million in 2009, $41 million in 2008 and $46 million in 2007. In each period, these amounts have been principally related to third parties' equity interests in two limited liability companies that own three waste-to-energy facilities operated by our Wheelabrator Group. The profitability of one of the LLCs has improved in 2009 as a result of an increase in the rentals paid by Wheelabrator to the LLC for the lease of one of the facilities. We have consolidated these variable interest entities since 2003 because we have determined that we are the primary beneficiary for accounting purposes. We are in the process of reconsidering our consolidation of the LLCs as a result of revised authoritative guidance associated with the consolidation of variable interest entities. Additional information related to these investments is included in Note 20 to the Consolidated Financial Statements.

The comparison of these amounts for the reported periods has also been affected by significant adjustments recognized in consolidated operating expenses for changes in the present value of our environmental remediation obligations and recovery assets as a result of changes in the U.S. Treasury rates used to measure these balances.

Landfill and Environmental Remediation Discussion and Analysis

We owned or operated 268 solid waste and five hazardous waste landfills at December 31, 2009 and we owned or operated 267 solid waste and six hazardous waste landfills at December 31, 2008. At December 31, 2009 and

2008, the expected remaining capacity, in cubic yards and tonnage of waste that can be accepted at our owned or operated landfills, is shown below (in millions):

	December 31, 2009			December 31, 2008		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Remaining cubic yards	4,546	739	5,285	4,456	816	5,272
Remaining tonnage	4,075	726	4,801	3,979	794	4,773

Based on remaining permitted airspace as of December 31, 2009 and projected annual disposal volumes, the weighted average remaining landfill life for all of our owned or operated landfills is approximately 35 years. Many of our landfills have the potential for expanded disposal capacity beyond what is currently permitted. We monitor the availability of permitted disposal capacity at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining an expansion permit. We are seeking expansion permits at 39 of our landfills that meet the expansion criteria outlined in the *Critical Accounting Estimates and Assumptions* section above. Although no assurances can be made that all future expansions will be permitted or permitted as designed, the weighted average remaining landfill life for all owned or operated landfills is approximately 41 years when considering remaining permitted airspace, expansion airspace and projected annual disposal volume.

The number of landfills we own or operate as of December 31, 2009, segregated by their estimated operating lives (in years), based on remaining permitted and expansion airspace and projected annual disposal volume, was as follows:

	0 to 5	6 to 10	11 to 20	21 to 40	41+	Total
Owned	14	11	37	68	81	211
Operated through lease(a)	5	4	5	5	7	26
Operating contracts(b)	12	5	10	5	4	36
Total landfills	31	20	52	78	92	273

(a) From an operating perspective, landfills we operate through lease agreements are similar to landfills we own because we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. We are usually responsible for the closure and post-closure obligations of the landfills we lease.

(b) For operating contracts, the property owner owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. The property owner is generally responsible for closure and post-closure obligations under our operating contracts.

The following table reflects landfill capacity and airspace changes, as measured in tons of waste, for landfills owned or operated by us during the years ended December 31, 2009 and 2008 (in millions):

	December 31, 2009			December 31, 2008		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Balance, beginning of year	3,979	794	4,773	3,787	893	4,680
Acquisitions, divestitures, newly permitted landfills and closures	33	—	33	20	15	35
Changes in expansions pursued(a)	—	83	83	—	94	94
Expansion permits granted(b)	129	(129)	—	228	(228)	—
Airspace consumed	(92)	—	(92)	(107)	—	(107)
Changes in engineering estimates and other(c)	26	(22)	4	51	20	71
Balance, end of year	4,075	726	4,801	3,979	794	4,773

(a) Amounts reflected here relate to the combined impacts of (i) new expansions pursued; (ii) increases or decreases in the airspace being pursued for ongoing expansion efforts; (iii) adjustments for differences between the airspace being pursued and airspace granted; and (iv) decreases due to decisions to no longer pursue expansion permits.

(b) We received expansion permits at ten of our landfills during 2009 and 28 of our landfills during 2008, demonstrating our continued success in working with municipalities and regulatory agencies to expand the disposal capacity of our existing landfills.

(c) Changes in engineering estimates can result in changes to the estimated available remaining capacity of a landfill or changes in the utilization of such landfill capacity, affecting the number of tons that can be placed in the future. Estimates of the amount of waste that can be placed in the future are reviewed annually by our engineers and are based on a number of factors, including standard engineering techniques and site-specific factors such as current and projected mix of waste type; initial and projected waste density; estimated number of years of life remaining; depth of underlying waste; anticipated access to moisture through precipitation or recirculation of landfill leachate; and operating practices. We continually focus on improving the utilization of airspace through efforts that include recirculating landfill leachate where allowed by permit; optimizing the placement of daily cover materials; and increasing initial compaction through improved landfill equipment, operations and training.

The tons received at our landfills in 2009 and 2008 are shown below (in thousands):

	2009			2008		
	# of Sites	Total Tons	Tons per Day	# of Sites	Total Tons	Tons per Day
Solid waste landfills	268(a)	91,901	337	267	106,731	391
Hazardous waste landfills	5	1,026	4	6	1,384	5
	273	92,927	341	273	108,115	396
Solid waste landfills closed or divested during related year	4	328		9	882	
		93,255(b)			108,997(b)	

(a) In 2009, we acquired 3 landfills, closed 4 landfills and resumed operations at one landfill that we had previously closed.

(b) These amounts include 1.5 million tons at December 31, 2009 and 2.0 million tons at December 31, 2008 that were received at our landfills but were used for beneficial purposes and generally were redirected from the permitted airspace to other areas of the landfill. Waste types that are frequently identified for beneficial use include green waste for composting and clean dirt for on-site construction projects.

When a landfill we own or operate receives certification of closure from the applicable regulatory agency, we generally transfer the management of the site, including any remediation activities, to our closed sites management group. As of December 31, 2009, our closed sites management group manages 201 closed landfills.

Landfill Assets — We capitalize various costs that we incur to ready a landfill to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, and on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes estimates of future costs associated with landfill final capping, closure and post-closure activities, which are discussed further below.

The following table reflects the total cost basis of our landfill assets and accumulated landfill airspace amortization as of December 31, 2009 and 2008, and summarizes significant changes in these amounts during 2009 (in millions):

	Cost Basis of Landfill Assets	Accumulated Landfill Airspace Amortization	Landfill Assets
December 31, 2008	$11,716	$(6,053)	$5,663
Capital additions	380	—	380
Asset retirement obligations incurred and capitalized	39	—	39
Acquisitions	35	—	35
Amortization of landfill airspace	—	(358)	(358)
Foreign currency translation	169	(45)	124
Asset retirements and other adjustments	(38)	8	(30)
December 31, 2009	$12,301	$(6,448)	$5,853

As of December 31, 2009, we estimate that we will spend approximately $500 million in 2010, and approximately $1 billion in 2011 and 2012 combined for the construction and development of our landfill assets. The specific timing of landfill capital spending is dependent on future events and spending estimates are subject to change due to fluctuations in landfill waste volumes, changes in environmental requirements and other factors impacting landfill operations.

Landfill and Environmental Remediation Liabilities — As we accept waste at our landfills, we incur significant asset retirement obligations, which include liabilities associated with landfill final capping, closure and post-closure activities. These liabilities are accounted for in accordance with authoritative guidance associated with accounting for asset retirement obligations, and are discussed in Note 3 of our Consolidated Financial Statements. We also have liabilities for the remediation of properties that have incurred environmental damage, which generally was caused by operations or for damage caused by conditions that existed before we acquired operations or a site. We recognize environmental remediation liabilities when we determine that the liability is probable and the estimated cost for the likely remedy can be reasonably estimated.

The following table reflects our landfill liabilities and our environmental remediation liabilities as of December 31, 2009 and 2008, and summarizes significant changes in these amounts during 2009 (in millions):

	Landfill	Environmental Remediation
December 31, 2008	$1,218	$299
Obligations incurred and capitalized	39	—
Obligations settled	(80)	(43)
Interest accretion	80	6
Revisions in cost estimates and interest rate assumptions	5	(7)
Acquisitions, divestitures and other adjustments	5	1
December 31, 2009	$1,267	$256

Landfill Costs and Expenses — As disclosed in the *Operating Expenses* section above, our landfill operating costs include interest accretion on asset retirement obligations, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs, and other landfill site costs. The following table summarizes these costs for each of the three years indicated (in millions):

	Years Ended December 31,		
	2009	2008	2007
Interest accretion on landfill liabilities	$ 80	$ 77	$ 74
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	(30)	41	17
Leachate and methane collection and treatment	69	69	59
Landfill remediation costs	23	17	17
Other landfill site costs	80	87	94
Total landfill operating costs	$222	$291	$261

The comparison of these costs for the reported periods has been most significantly affected by accounting for changes in the risk-free discount rate that we use to estimate the present value of our environmental remediation liabilities and environmental remediation recovery assets, which is based on the rate for U.S. Treasury bonds with a term approximating the weighted-average period until settlement of the underlying obligations. Additionally, in 2009 and 2008, our leachate collection costs were higher in certain of our geographic Groups than they had been in 2007, primarily due to increased precipitation in the affected regions.

Amortization of landfill airspace, which is included as a component of "Depreciation and amortization" expense, includes the following:

- the amortization of landfill capital costs, including (i) costs that have been incurred and capitalized and (ii) estimated future costs for landfill development and construction required to develop our landfills to their remaining permitted and expansion airspace; and
- the amortization of asset retirement costs arising from landfill final capping, closure and post-closure obligations, including (i) costs that have been incurred and capitalized and (ii) projected asset retirement costs.

Amortization expense is recorded on a units-of-consumption basis, applying cost as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life, and are, therefore, amortized on a per ton basis using a landfill's total airspace capacity. Final capping asset retirement costs are attributed to a specific final capping event, and are, therefore, amortized on a per ton basis using each discrete capping event's estimated airspace capacity. Accordingly, each landfill has multiple per ton amortization rates.

The following table calculates our landfill airspace amortization expense on a per ton basis:

	Years Ended December 31,		
	2009	2008	2007
Amortization of landfill airspace (in millions)	$ 358	$ 429	$ 440
Tons received, net of redirected waste (in millions)	92	107	114
Average landfill airspace amortization expense per ton	$3.90	$4.01	$3.86

Different per ton amortization rates are applied at each of our 273 landfills, and per ton amortization rates vary significantly from one landfill to another due to (i) inconsistencies that often exist in construction costs and provincial, state and local regulatory requirements for landfill development and landfill final capping, closure and post-closure activities; and (ii) differences in the cost basis of landfills that we develop versus those that we acquire. Accordingly, our landfill airspace amortization expense measured on a per ton basis can fluctuate due to changes in the mix of volumes we receive across the Company year-over-year. The comparability of our total Company average landfill airspace amortization expense per ton for the years ended December 31, 2009, 2008 and 2007 has also been affected by the recognition of reductions to amortization expense for changes in our estimates related to our final capping, closure and post-closure obligations. Landfill amortization expense was reduced by $14 million in 2009, $3 million in 2008 and $17 million in 2007, for the effects of these changes in estimates. In each year, the majority of the reduced expense resulted from revisions in the estimated timing or cost of final capping events that were generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Liquidity and Capital Resources

We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business activities that may arise during the year as a result of changing business conditions or new opportunities. In addition to our working capital needs for the general and administrative costs of our ongoing operations, we have cash requirements for: (i) the construction and expansion of our landfills; (ii) additions to and maintenance of our trucking fleet and landfill equipment; (iii) construction, refurbishments and improvements at waste-to-energy and materials recovery facilities; (iv) the container and equipment needs of our operations; (v) capping, closure and post-closure activities at our landfills; (vi) repaying debt and discharging other obligations; and (vii) investments in acquisitions that we believe will be accretive and provide continued growth in our business. We also are committed to providing our shareholders with a return on their investment through our capital allocation program that provides for dividend payments, share repurchases and investments in acquisitions that we believe will be accretive and provide continued growth in our business.

Summary of Cash and Cash Equivalents, Restricted Trust and Escrow Accounts and Debt Obligations

The following is a summary of our cash and cash equivalents, restricted trust and escrow accounts and debt balances as of December 31, 2009 and December 31, 2008 (in millions):

	2009	2008
Cash and cash equivalents	$1,140	$ 480
Restricted trust and escrow accounts:		
Tax-exempt bond funds	$ 65	$ 123
Closure, post-closure and environmental remediation funds	231	213
Debt service funds	—	35
Other	10	10
Total restricted trust and escrow accounts	$ 306	$ 381
Debt:		
Current portion	$ 749	$ 835
Long-term portion	8,124	7,491
Total debt	$8,873	$8,326
Increase in carrying value of debt due to hedge accounting for interest rate swaps	$ 91	$ 150

Cash and cash equivalents — Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in U.S. government obligations, all of which have original maturities of three months or less. The year-over-year increase in our cash balances is largely attributable to our November 2009 senior note issuance, which is discussed below. We intend to use a significant portion of the proceeds of this debt issuance to fund investments and acquisitions during the first half of 2010, including our anticipated purchase of a 40% equity investment in Shanghai Environment Group, which is discussed in Note 11 of our Consolidated Financial Statements, as well as additional investments in our waste-to-energy and solid waste businesses. Pending application of the offering proceeds as described, we have temporarily invested the proceeds in money market funds, which are reflected as cash equivalents in our December 31, 2009 Consolidated Balance Sheet.

Restricted trust and escrow accounts — Restricted trust and escrow accounts consist primarily of (i) funds deposited for purposes of settling landfill closure, post-closure and environmental remediation obligations; and (ii) funds received from the issuance of tax-exempt bonds held in trust for the construction of various projects or facilities. These balances are primarily included within long-term "Other assets" in our Consolidated Balance Sheets.

Debt — We use long-term borrowings in addition to the cash we generate from operations as part of our overall financial strategy to support and grow our business. We primarily use senior notes and tax-exempt bonds to borrow on a long-term basis, but also use other instruments and facilities when appropriate. The components of our long-term borrowings as of December 31, 2009 are described in Note 7 to the Consolidated Financial Statements.

Changes in our outstanding debt balances from December 31, 2008 to December 31, 2009 can primarily be attributed to (i) $1,749 million of cash borrowings, including $793 million in net proceeds from the February 2009 issuance of $800 million of senior notes and $592 million in net proceeds from the November 2009 issuance of $600 million of senior notes; (ii) the cash repayment of $1,335 million of outstanding borrowings; (iii) proceeds from tax-exempt borrowings of $130 million; (iv) a $59 million decrease in the carrying value of our debt due to hedge accounting for interest rate swaps; (v) a $40 million increase in the carrying value of our debt due to foreign currency translation; and (vi) the impacts of accounting for other non-cash changes in our debt balances due to acquisitions, interest accretion and capital leases.

As of December 31, 2009, we had (i) $998 million of debt maturing within twelve months, consisting primarily of U.S.$255 million under our Canadian credit facility and $600 million of 7.375% senior notes that mature in

August 2010; and (ii) $767 million of fixed-rate tax-exempt borrowings subject to re-pricing within the next twelve months. The amount reported as the current portion of long-term debt as of December 31, 2009 excludes certain of these amounts because we have the intent and ability to refinance portions of our current maturities on a long-term basis. Refer to Note 7 of our Consolidated Financial Statements for information related to our classification of current maturities based on our intent and ability, given the capacity available under our revolving credit facility and Canadian credit facility, to refinance certain of these borrowings on a long-term basis.

We have credit facilities in place to support our liquidity and financial assurance needs. The following table summarizes our outstanding letters of credit (in millions) at December 31, categorized by facility:

	2009	2008
Revolving credit facility(a)	$1,578	$1,803
Letter of credit facilities(b)	371	272
Other(c)	173	91
	$2,122	$2,166

(a) WMI's $2.4 billion revolving credit facility matures in August 2011. At December 31, 2009, we had no outstanding borrowings and $1,578 million of letters of credit issued and supported by the facility. The unused and available credit capacity was $822 million at December 31, 2009.

(b) At December 31, 2009, we have a $175 million letter of credit facility that expires in June 2010, a $105 million letter of credit facility that expires in June 2013 and a $100 million letter of credit facility that expires in December 2014. At December 31, 2009, no borrowings were outstanding under these agreements, and we had $9 million of unused and available capacity.

(c) These letters of credit are outstanding under various arrangements that do not obligate the counterparty to provide a committed capacity.

Summary of Cash Flow Activity

The following is a summary of our cash flows for the years ended December 31 (in millions):

	2009	2008	2007
Net cash provided by operating activities	$ 2,362	$ 2,575	$ 2,439
Net cash used in investing activities	$(1,250)	$(1,183)	$ (761)
Net cash used in financing activities	$ (457)	$(1,256)	$(1,946)

Net Cash Provided by Operating Activities — The most significant items affecting the comparison of our operating cash flows for 2009 and 2008 are summarized below:

- *Decrease in earnings* — Our income from operations, excluding depreciation and amortization, decreased by $419 million on a year-over-year basis. However, this earnings decline included the impact of the following non-cash charges:

  - The determination to abandon the SAP software as our revenue management system resulted in non-cash impairment charges of $51 million

  - The recognition of a $27 million non-cash charge in the fourth quarter of 2009 as a result of a change in expectations for the future operations of a landfill in California.

  Further, approximately $55 million of the year-over-year decrease in earnings is related to the impact of divestiture gains and gains on sale of assets for which the cash flow impacts are reflected in investing activities in the caption "Proceeds from divestitures of businesses and other sales of assets."

  The comparison of our 2009 and 2008 income from operations was also affected by an $86 million decrease in non-cash charges attributable to (i) equity-based compensation expense; (ii) interest accretion on landfill liabilities; and (iii) interest accretion and discount rate adjustments on environmental remediation liabilities and recovery assets. While the decrease in non-cash charges favorably affected our earnings comparison, there is no impact on net cash provided by operating activities.

- *Change in receivables* — There was a significant decrease in the operating cash flows provided by changes in our receivables balances, net of effects of acquisitions and divestitures, when comparing 2009 with 2008. This decrease is primarily attributable to unusual activity in 2008, including (i) the significant decrease in sequential quarter revenues when comparing the fourth quarter of 2008 with the third quarter of 2008, which was driven by the decline in the demand and market prices for recyclable commodities; and (ii) the collection of a $60 million outstanding receivable related to our investments in synthetic fuel production facilities that provided us with Section 45K tax credits through 2007.

- *Decreased income tax payments* — Cash paid for income taxes, net of excess tax benefits associated with equity-based transactions, was approximately $140 million lower on a year-over-year basis. The comparability of our effective tax rates is discussed in the *Provision for income taxes* section above.

- *Decreased interest payments* — Cash paid for interest was approximately $60 million lower on a year-over-year basis. This decrease is primarily due to a decline in market interest rates, which (i) increased the benefits to our interest costs provided by our active interest rate swap agreements; and (ii) reduced the interest costs associated with our variable-rate tax-exempt debt.

- *Decreased bonus payments* — Employee bonus payments earned in 2008, which were paid in the first quarter of 2009, were lower than the bonus payments earned in 2007 but paid in 2008 due to the relative strength of our financial performance against incentive measures in 2007 as compared with 2008. The year-over-year decrease in cash bonuses favorably affected the comparison of our cash flow from operations by approximately $35 million.

- *Termination of interest rate swaps* — In December 2009, we elected to terminate interest rate swaps with a notional amount of $350 million that were scheduled to mature in November 2012. Upon termination of the swaps, we received $20 million in cash for their fair value plus accrued interest receivable. The cash proceeds received from the termination of interest rate swap agreements have been classified as a change in other assets within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

- *Accounts payable processes* — We continue to work to improve our working capital management, including continuing to manage our accounts payable process in a manner that provides optimal cash management, which has favorably impacted our year-over-year cash flow from operations change by approximately $20 million.

The most significant items affecting the comparison of our operating cash flows for 2008 and 2007 are summarized below:

- *Earnings decline* — Our income from operations, net of depreciation and amortization, decreased by $41 million, on a year-over-year basis, which negatively affected our cash flow from operations in 2008.

- *Receivables* — The change in our trade receivables balances, net of effects of acquisitions and divestitures, provided a source of cash of approximately $185 million in 2008. In 2008, our receivables balances declined primarily due to a decrease in fourth quarter revenues as compared with the prior year, but also due to improved efficiency of collections. Additionally, during the third quarter of 2008, we collected an outstanding receivable related to our investments in the synthetic fuel production facilities that provided us with Section 45K tax credits through 2007. Approximately $60 million of the cash we received represented a refund of amounts that we paid to the facilities during 2006 and 2007 for which we did not ultimately realize a tax benefit, and was reflected as an operating cash inflow.

- *Increased income tax payments* — Cash paid for income taxes, net of excess tax benefits associated with equity-based transactions, was approximately $170 million higher on a year-over-year basis, due in large part to an increase in both our taxable income and our effective tax rate. The comparability of our effective tax rates is discussed in the *Provision for income taxes* section above. In addition, the overpayment of income taxes in 2006 reduced our 2007 tax payments.

- *Decreased interest payments* — Cash paid for interest was approximately $65 million lower on a year-over-year basis. This decline is due primarily to a decline in our weighted average borrowing rate, which can be attributed to the maturity of higher rate debt that we refinanced at lower rates and a decline in market rates.

- *Accounts payable processes* — In 2008, we began various initiatives to improve our working capital management, including reviewing our accounts payable process to ensure vendor payments are made on a basis that results in more optimal cash management. The changes made to the timing of our vendor payments favorably impacted our cash flow from operations on a year-over-year basis by approximately $30 million.

Net Cash Used in Investing Activities — The most significant items affecting the comparison of our investing cash flows for the periods presented are summarized below:

- *Acquisitions* — Our spending on acquisitions increased from $90 million during 2007 to $280 million during 2008 and to $281 million in 2009 due to an increased focus on acquisitions and other investments.

- *Divestitures* — Proceeds from divestitures (net of cash divested) and other sales of assets were $28 million in 2009, $112 million in 2008, and $278 million in 2007. Our proceeds from divestitures for all three years have been driven by the divestiture of underperforming and non-strategic operations. The decrease in proceeds from divestitures in 2008 and 2009 was largely a result of having fewer underperforming operations to sell as part of our fix-or-seek-exit initiative.

- *Capital expenditures* — We used $1,179 million during 2009 for capital expenditures, compared with $1,221 million in 2008 and $1,211 million in 2007.

- *Net receipts from restricted funds* — Net funds received from our restricted trust and escrow accounts, which are largely generated from the issuance of tax-exempt bonds for our capital needs, contributed $196 million to our investing activities in 2009 compared with $178 million in 2008 and $120 million in 2007.

- *Purchases and sales of short-term investments* — Net sales of short-term investments provided $184 million of cash in 2007. We used proceeds from the sale of our short-term investments to provide cash that we used to fund our common stock repurchases, dividend payments and debt repayments, which are discussed below. We did not hold any short-term investments during 2008 or 2009.

Net Cash Used in Financing Activities — The most significant items affecting the comparison of our financing cash flows for the periods presented are summarized below:

- *Share repurchases and dividend payments* — Our 2009, 2008 and 2007 share repurchases and dividend payments have been made in accordance with capital allocation programs approved by our Board of Directors.

  We paid $226 million for share repurchases in 2009, compared with $410 million in 2008 and $1,421 million in 2007. We repurchased approximately 7 million, 12 million and 40 million shares of our common stock in 2009, 2008 and 2007, respectively. The significant declines in share repurchases for 2008 and 2009 are largely attributable to the suspension of our share repurchases in late 2008 given the state of the financial markets and the economy. Given the stabilization of the capital markets and economic conditions, we elected to resume our share repurchases during the third quarter of 2009.

  We paid an aggregate of $569 million in cash dividends during 2009, compared with $531 million in 2008 and $495 million in 2007. The increase in dividend payments is due to our quarterly per share dividend increasing from $0.24 in 2007, to $0.27 in 2008 and to $0.29 in 2009.

  In December 2009, the Board of Directors announced that it expects future quarterly dividend payments will be $0.315 per share for dividends declared in 2010. All future share repurchases will be made at the discretion of management and the Board of Directors will declare dividends at their discretion, with any decisions dependent on various factors, including our net earnings, financial condition, cash required for future acquisitions and investments and other factors the Board may deem relevant.

- *Proceeds and tax benefits from the exercise of options and warrants* — The exercise of common stock options and warrants and the related excess tax benefits generated a total of $24 million of financing cash inflows during 2009 compared with $44 million during 2008 and $168 million in 2007.

- *Net debt repayments* — Net debt borrowings were $414 million in 2009, and net debt repayments were $260 million in 2008 and $256 million in 2007. The following summarizes our most significant cash borrowings and debt repayments made during each year (in millions):

	Years Ended December 31,		
	2009	2008	2007
Borrowings:			
Revolving credit facility	$ —	$ 350	$ 300
Canadian credit facility	364	581	644
Senior notes	1,385	594	—
	$ 1,749	$ 1,525	$ 944
Repayments:			
Revolving credit facility	$ (310)	$ (371)	$ —
Canadian credit facility	(395)	(634)	(680)
Senior notes	(500)	(633)	(300)
Tax exempt bonds	(65)	(19)	(52)
Tax exempt project bonds	(39)	(67)	(61)
Capital leases and other debt	(26)	(61)	(107)
	$(1,335)	$(1,785)	$(1,200)
Net borrowings (repayments)	$ 414	$ (260)	$ (256)

This summary excludes the impacts of non-cash borrowings and debt repayments. For the years ended December 31, 2009, 2008 and 2007, these non-cash financing activities were primarily associated with our tax-exempt bond financings. Proceeds from tax-exempt bond issuances, net of principal repayments made directly from trust funds, were $105 million in 2009, $169 million in 2008 and $144 million in 2007.

- *Accrued liabilities for checks written in excess of cash balances* — Changes in our accrued liabilities for checks written in excess of cash balances are reflected as "Other" financing activities in the Consolidated Statement of Cash Flows. There are significant changes in these accrued liability balances as of each year-end, which is generally attributable to the timing of cash deposits.

Summary of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 and the anticipated effect of these obligations on our liquidity in future years (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Recorded Obligations:							
Expected environmental liabilities(a)							
Final capping, closure and post-closure . . .	$ 125	$100	$ 96	$ 90	$ 90	$1,947	$ 2,448
Environmental remediation	41	36	23	17	14	146	277
	166	136	119	107	104	2,093	2,725
Debt payments(b),(c),(d)	985	259	584	174	430	6,358	8,790
Unrecorded Obligations:(e)							
Non-cancelable operating lease obligations.	88	75	72	58	47	258	598
Estimated unconditional purchase obligations(f),(g),(h).	166	61	53	31	18	278	607
Anticipated liquidity impact as of December 31, 2009	$1,405	$531	$828	$370	$599	$8,987	$12,720

(a) Environmental liabilities include final capping, closure, post-closure and environmental remediation costs. The amounts included here reflect environmental liabilities recorded in our Consolidated Balance Sheet as of December 31, 2009 without the impact of discounting and inflation. Our recorded environmental liabilities for final capping, closure and post-closure will increase as we continue to place additional tons within the permitted airspace at our landfills.

(b) The amounts reported here represent the scheduled principal payments related to our long-term debt, excluding related interest.

(c) Our debt obligations as of December 31, 2009 include $767 million of tax-exempt bonds subject to re-pricing within the next twelve months, which is prior to their scheduled maturities. If the re-offerings of the bonds are unsuccessful, then the bonds can be put to us, requiring immediate repayment. We have classified the anticipated cash flows for these contractual obligations based on the scheduled maturity of the borrowing for purposes of this disclosure. For additional information regarding the classification of these borrowings in our Consolidated Balance Sheet as of December 31, 2009, refer to Note 7 to the Consolidated Financial Statements.

(d) Our recorded debt obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities. These amounts have been excluded here because they will not result in an impact to our liquidity in future periods.

(e) Our unrecorded obligations represent operating lease obligations and purchase commitments from which we expect to realize an economic benefit in future periods. We have also made certain guarantees, as discussed in Note 11 to the Consolidated Financial Statements, that we do not expect to materially affect our current or future financial position, results of operations or liquidity.

(f) Our unconditional purchase obligations are for various contractual obligations that we generally incur in the ordinary course of our business. Certain of our obligations are quantity driven. For these contracts, we have estimated our future obligations based on the current market values of the underlying products or services. Accordingly, the amounts reported in the table are not necessarily indicative of our actual cash flow obligations. See Note 11 to the Consolidated Financial Statements for discussion of the nature and terms of our unconditional purchase obligations.

(g) In December 2009, we entered into a plan under SEC Rule 10b5-1 to effect market purchases of our common stock. We have included $58 million of common stock repurchases in our 2010 contractual obligations because this amount represents the minimum amount of common stock that could be repurchased under the terms of the plan. We repurchased $68 million of our common stock pursuant to the plan, which was completed on February 12, 2010.

(h) In August 2009, we entered into an agreement to purchase a 40% equity investment in Shanghai Environment Group, a subsidiary of Shanghai Chengtou Holding, for approximately $140 million. As of December 31, 2009, our investment was subject to regulatory approval. Accordingly, the impact of this cash investment was excluded from amounts reported herein. The Ministry of Commerce of the People's Republic of China approved the transaction in January 2010 and we currently expect the transaction to close during the first half of 2010.

Liquidity Impacts of Uncertain Tax Positions

As discussed in Note 9 of our Consolidated Financial Statements, we have liabilities associated with unrecognized tax benefits and related interest. These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheet because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity.

Off-Balance Sheet Arrangements

We are party to guarantee arrangements with unconsolidated entities as discussed in the *Guarantees* section of Note 11 to the Consolidated Financial Statements. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2009 nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

Seasonal Trends and Inflation

Our operating revenues normally tend to be somewhat higher in the summer months, primarily due to the traditional seasonal increase in the volume of construction and demolition waste. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends, although we saw a significantly weaker seasonal volume increase during 2009 than we generally experience.

Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes experienced by our Southern Group, can actually increase our revenues in the areas affected. However, for several reasons, including significant mobilization costs, such revenue often generates earnings at comparatively lower margins. Certain weather conditions may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

While inflationary increases in costs, including the cost of fuel, have affected our operating margins in recent years, we believe that inflation generally has not had, and in the near future is not expected to have, any material adverse effect on our results of operations. However, as of December 31, 2009, approximately 35% of our collection revenues were generated under long-term franchise agreements with municipalities or similar local or regional authorities. These contractual agreements generally provide for price adjustments based on various indicies intended to measure inflation. Additionally, management's estimates associated with inflation have had, and will continue to have, an impact on our accounting for landfill and environmental remediation liabilities.

New Accounting Pronouncements

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. This revised guidance replaces the current quantitative-based assessment for determining which enterprise has a controlling interest in a variable interest entity with an approach that is now primarily qualitative. This qualitative approach focuses on identifying the enterprise that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance; and (ii) the obligation to absorb losses and the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This revised guidance also requires an ongoing assessment of whether an enterprise is the primary beneficiary of a variable interest entity rather than a reassessment only upon the occurrence of specific events. The new FASB-issued authoritative guidance associated with the consolidation of variable interest entities is effective for the Company January 1, 2010. The change in accounting may either be applied by recognizing a cumulative-effect adjustment to retained earnings on the date of adoption or by retrospectively restating one or more years and recognizing a cumulative-effect adjustment to retained earnings as of the beginning of the earliest year restated. We are currently in the process of assessing the provisions of this revised guidance and have not determined whether the adoption will have a material impact on our consolidated financial statements.

Multiple-Deliverable Revenue Arrangements — In September 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement may be treated as separate units of accounting and modifies the manner in which transaction consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements are effective for the Company January 1, 2011, although the FASB does permit early adoption of the guidance provided that it is retroactively applied to the beginning of the year of adoption. The new accounting standard may be applied either retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the date of adoption. We are in the process of assessing the provisions of this new guidance and currently do not expect that the adoption will have a material impact on our consolidated financial statements. However, our adoption of this guidance may significantly impact our accounting and reporting for future revenue arrangements to the extent they are material.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk.*

In the normal course of business, we are exposed to market risks, including changes in interest rates, Canadian currency rates and certain commodity prices. From time to time, we use derivatives to manage some portion of these risks. Our derivatives are agreements with independent counterparties that provide for payments based on a notional amount. As of December 31, 2009, all of our derivative transactions were related to actual or anticipated economic exposures. We are exposed to credit risk in the event of non-performance by our derivative counterparties. However, we monitor our derivative positions by regularly evaluating our positions and the creditworthiness of the counterparties.

Interest Rate Exposure — Our exposure to market risk for changes in interest rates relates primarily to our financing activities, although our interest costs can also be significantly affected by our on-going financial assurance needs, which are discussed in the *Financial Assurance and Insurance Obligations* section of Item 1.

As of December 31, 2009, we had \$8.8 billion of long-term debt when excluding the impacts of accounting for fair value adjustments attributable to interest rate derivatives, discounts and premiums. The effective interest rates of approximately \$3.0 billion of our outstanding debt obligations are subject to change during 2010. The most significant components of our variable-rate debt obligations are (i) \$1.1 billion of "receive fixed, pay variable" interest rate swaps associated with outstanding fixed-rate senior notes; (ii) \$817 million of tax-exempt bonds that are subject to re-pricing on either a daily or weekly basis through a remarketing process; (iii) \$767 million of tax-exempt bonds with term interest rate periods that are subject to re-pricing within twelve months; and (iv) \$257 million of outstanding advances under our Canadian Credit Facility. As of December 31, 2008, the effective interest rates of approximately \$3.4 billion of our outstanding debt obligations was subject to change within twelve months.

The decrease in outstanding debt obligations exposed to variable interest rates in 2009 is generally as a result of an \$850 million decrease in the notional amount of outstanding interest rate swaps offset, in part, by an increase in the portion of our outstanding tax-exempt bonds with term interest rate periods that are subject to re-pricing within twelve months. The decline in our variable-rate debt obligations has reduced the potential volatility to our operating results and cash flows that results from fluctuations in market interest rates. We currently estimate that a 100 basis point increase in the interest rates of our outstanding variable-rate debt obligations would increase our 2010 interest expense by approximately \$23 million.

Our remaining outstanding debt obligations have fixed interest rates through either the scheduled maturity of the debt or, for certain of our "fixed-rate" tax exempt bonds, through the end of a term interest rate period that exceeds twelve months. In addition, as of December 31, 2009, we have Treasury rate locks with a notional amount of $200 million and forward-starting interest rate swaps with a notional amount of $525 million. The fair value of our fixed-rate debt obligations and various interest rate derivative instruments can increase or decrease significantly if market interest rates change.

We have performed sensitivity analyses to determine how market rate changes might affect the fair value of our market risk-sensitive derivatives and related positions. These analyses are inherently limited because they reflect a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. An instantaneous, one percentage point increase in interest rates across all maturities and applicable yield curves attributable to these instruments would have decreased the fair value of our combined debt and interest rate derivative positions by approximately $610 million at December 31, 2009.

We are also exposed to interest rate market risk because we have significant cash and cash equivalent balances as well as assets held in restricted trust funds and escrow accounts. These assets are generally invested in high quality, liquid instruments including money market funds that invest in U.S. government obligations with original maturities of three months or less. Because of the short terms to maturity of these investments, we believe that our exposure to changes in fair value due to interest rate fluctuations is insignificant.

Commodity Price Exposure — In the normal course of our business, we are subject to operating agreements that expose us to market risks arising from changes in the prices for commodities such as diesel fuel; recyclable materials, including aluminum, old corrugated cardboard and old newsprint; and electricity, which generally correlates with natural gas prices in the markets where we operate. During the three years ended December 31, 2009, we generally have not entered into derivatives to hedge the risks associated with changes in the market prices of these commodities. Alternatively, we attempt to manage these risks through operational strategies that focus on capturing our costs in the prices we charge our customers for the services provided. Accordingly, as the market prices for these commodities increase or decrease, our revenues also increase or decrease.

During 2009, approximately 34% of the electricity revenue at our waste-to-energy facilities was subject to current market rates, and we currently expect that nearly 50% of our electricity revenues at our waste-to-energy facilities will be at market rates in 2010. Our exposure to variability associated with changes in market prices for electricity has increased because several long-term power purchase agreements have expired. The energy markets have changed significantly since the expiring contracts were executed and we have found that medium- and long-term electricity contracts are less favorable in the current environment. As we renegotiate our power-purchase agreements, we expect that a more substantial portion of our energy sales at our waste-to-energy facilities and landfill gas-to-energy plants will be based on current market rates. Accordingly, in 2010 we will be implementing a more actively managed energy program, which will include a hedging strategy intended to decrease the exposure of our revenues to volatility due to market prices for electricity.

Currency Rate Exposure — From time to time, we have used currency derivatives to mitigate the impact of currency translation on cash flows of intercompany Canadian-currency denominated debt transactions. Our foreign currency derivatives have not materially affected our financial position or results of operations for the periods presented. In addition, while changes in foreign currency exchange rates could significantly affect the fair value of our foreign currency derivatives, we believe these changes in fair value would not have a material impact to the Company.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to (i) the reliability of our financial reporting; (ii) the reliability of the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States; and (iii) the safeguarding of assets from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Through this evaluation, we did not identify any material weaknesses in our internal controls. There are inherent limitations in the effectiveness of any system of internal control over financial reporting; however, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the accompanying consolidated balance sheets of Waste Management, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Management, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007 the Company adopted certain provisions of ASC Topic 740, "Income Taxes" related to accounting for uncertainty in income taxes. Additionally, effective January 1, 2009, the Company adopted certain provisions of ASC Topic 810, "Consolidation" related to noncontrolling interests in consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Waste Management, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited Waste Management, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Waste Management, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Waste Management, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Waste Management, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 16, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2010

WASTE MANAGEMENT, INC.

CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Par Value Amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,140	$ 480
Accounts receivable, net of allowance for doubtful accounts of $31 and $39, respectively	1,408	1,463
Other receivables	119	147
Parts and supplies	110	110
Deferred income taxes	116	39
Other assets	117	96
Total current assets	3,010	2,335
Property and equipment, net of accumulated depreciation and amortization of $13,994 and $13,273, respectively	11,541	11,402
Goodwill	5,632	5,462
Other intangible assets, net	238	158
Other assets	733	870
Total assets	$21,154	$20,227
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 567	$ 716
Accrued liabilities	1,128	1,034
Deferred revenues	457	451
Current portion of long-term debt	749	835
Total current liabilities	2,901	3,036
Long-term debt, less current portion	8,124	7,491
Deferred income taxes	1,509	1,484
Landfill and environmental remediation liabilities	1,357	1,360
Other liabilities	672	671
Total liabilities	14,563	14,042
Commitments and contingencies		
Equity:		
Waste Management, Inc. stockholders' equity:		
Common stock, $0.01 par value; 1,500,000,000 shares authorized; 630,282,461 shares issued	6	6
Additional paid-in capital	4,543	4,558
Retained earnings	6,053	5,631
Accumulated other comprehensive income	208	88
Treasury stock at cost, 144,162,063 and 139,546,915 shares, respectively	(4,525)	(4,381)
Total Waste Management, Inc. stockholders' equity	6,285	5,902
Noncontrolling interests	306	283
Total equity	6,591	6,185
Total liabilities and equity	$21,154	$20,227

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Millions, Except per Share Amounts)

	Years Ended December 31,		
	2009	2008	2007
Operating revenues	$11,791	$13,388	$13,310
Costs and expenses:			
Operating	7,241	8,466	8,402
Selling, general and administrative	1,364	1,477	1,432
Depreciation and amortization	1,166	1,238	1,259
Restructuring	50	2	10
(Income) expense from divestitures, asset impairments and unusual items	83	(29)	(47)
	9,904	11,154	11,056
Income from operations	1,887	2,234	2,254
Other income (expense):			
Interest expense	(426)	(455)	(521)
Interest income	13	19	47
Equity in net losses of unconsolidated entities	(2)	(4)	(35)
Other, net	1	3	4
	(414)	(437)	(505)
Income before income taxes	1,473	1,797	1,749
Provision for income taxes	413	669	540
Consolidated net income	1,060	1,128	1,209
Less: Net income attributable to noncontrolling interests	66	41	46
Net income attributable to Waste Management, Inc.	$ 994	$ 1,087	$ 1,163
Basic earnings per common share	$ 2.02	$ 2.21	$ 2.25
Diluted earnings per common share	$ 2.01	$ 2.19	$ 2.23
Cash dividends declared per common share	$ 1.16	$ 1.08	$ 0.96

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Consolidated net income	$ 1,060	$ 1,128	$ 1,209
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation and amortization	1,166	1,238	1,259
Deferred income tax (benefit) provision	(94)	150	70
Interest accretion on landfill liabilities	80	77	74
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	(30)	41	17
Provision for bad debts	48	50	43
Equity-based compensation expense	30	48	37
Equity in net losses of unconsolidated entities, net of distributions	2	1	39
Net gain from disposal of assets	(13)	(33)	(27)
Effect of (income) expense from divestitures, asset impairments and unusual items	83	(29)	(47)
Excess tax benefits associated with equity-based transactions	(4)	(7)	(26)
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	29	216	(22)
Other current assets	(4)	(9)	6
Other assets	20	5	5
Accounts payable and accrued liabilities	51	(183)	(88)
Deferred revenues and other liabilities	(62)	(118)	(110)
Net cash provided by operating activities	2,362	2,575	2,439
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(281)	(280)	(90)
Capital expenditures	(1,179)	(1,221)	(1,211)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	28	112	278
Purchases of short-term investments	—	—	(1,220)
Proceeds from sales of short-term investments	—	—	1,404
Net receipts from restricted trust and escrow accounts	196	178	120
Other	(14)	28	(42)
Net cash used in investing activities	(1,250)	(1,183)	(761)
Cash flows from financing activities:			
New borrowings	1,749	1,525	944
Debt repayments	(1,335)	(1,785)	(1,200)
Common stock repurchases	(226)	(410)	(1,421)
Cash dividends	(569)	(531)	(495)
Exercise of common stock options and warrants	20	37	142
Excess tax benefits associated with equity-based transactions	4	7	26
Distributions paid to noncontrolling interests	(50)	(56)	(20)
Other	(50)	(43)	78
Net cash used in financing activities	(457)	(1,256)	(1,946)
Effect of exchange rate changes on cash and cash equivalents	5	(4)	2
Increase (decrease) in cash and cash equivalents	660	132	(266)
Cash and cash equivalents at beginning of year	480	348	614
Cash and cash equivalents at end of year	$ 1,140	$ 480	$ 348

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions, Except Shares in Thousands)

			Waste Management, Inc. Stockholders' Equity							
	Total	Comprehensive Income	Common Stock Shares	Common Stock Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amounts	Noncontrolling Interests
Balance, December 31, 2006	$ 6,497		630,282	$ 6	$4,513	$4,410	$ 129	(96,599)	$(2,836)	$275
Comprehensive Income:										
Net income	1,209	$1,209	—	—	—	1,163	—	—	—	46
Other comprehensive income (loss), net of taxes:										
Unrealized losses resulting from changes in fair value of derivative instruments, net of taxes of $22	(34)	(34)	—	—	—	—	(34)	—	—	—
Realized losses on derivative instruments reclassified into earnings, net of taxes of $30	47	47	—	—	—	—	47	—	—	—
Unrealized gains (losses) on marketable securities, net of taxes of $3	2	2	—	—	—	—	(5)	—	—	7
Foreign currency translation adjustments	89	89	—	—	—	—	89	—	—	—
Change in funded status of defined benefit plan liabilities, net of taxes of $3	3	3	—	—	—	—	3	—	—	—
Other comprehensive income (loss)	107	107								
Comprehensive income	1,316	$1,316								
Cash dividends declared	(495)		—	—	—	(495)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	210		—	—	30	(2)	—	6,067	182	—
Common stock repurchases	(1,421)		—	—	—	—	—	(39,946)	(1,421)	—
Distributions paid to noncontrolling interests	(20)		—	—	—	—	—	—	—	(20)
Cumulative effect of change in accounting principle	4		—	—	—	4	—	—	—	—
Other	11		—	—	(1)	—	—	314	10	2
Balance, December 31, 2007	$ 6,102		630,282	$ 6	$4,542	$5,080	$ 229	(130,164)	$(4,065)	$310
Comprehensive Income:										
Net income	1,128	$1,128	—	—	—	1,087	—	—	—	41
Other comprehensive income (loss), net of taxes:										
Unrealized gains resulting from changes in fair value of derivative instruments, net of taxes of $25	40	40	—	—	—	—	40	—	—	—
Realized gains on derivative instruments reclassified into earnings, net of taxes of $24	(39)	(39)	—	—	—	—	(39)	—	—	—
Unrealized losses on marketable securities, net of taxes of $4	(18)	(18)	—	—	—	—	(7)	—	—	(11)
Foreign currency translation adjustments	(127)	(127)	—	—	—	—	(127)	—	—	—
Change in funded status of defined benefit plan liabilities, net of taxes of $5	(8)	(8)	—	—	—	—	(8)	—	—	—
Other comprehensive income (loss)	(152)	(152)								
Comprehensive income	976	$ 976								
Cash dividends declared	(531)		—	—	—	(531)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	106		—	—	16	(4)	—	2,995	94	—
Common stock repurchases	(410)		—	—	—	—	—	(12,390)	(410)	—
Distributions paid to noncontrolling interests	(56)		—	—	—	—	—	—	—	(56)
Cumulative effect of change in accounting principle	(1)		—	—	—	(1)	—	—	—	—
Other	(1)		—	—	—	—	—	12	—	(1)
Balance, December 31, 2008	$ 6,185		630,282	$ 6	$4,558	$5,631	$ 88	(139,547)	$(4,381)	$283

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
(In Millions, Except Shares in Thousands)

			Waste Management, Inc. Stockholders' Equity							
			Common Stock					Treasury Stock		
	Total	Comprehensive Income	Shares	Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares	Amounts	Noncontrolling Interests
Balance, December 31, 2008	$ 6,185		630,282	$ 6	$4,558	$5,631	$ 88	(139,547)	$(4,381)	$283
Comprehensive Income:										
Net income	1,060	$1,060	—	—	—	994	—	—	—	66
Other comprehensive income (loss), net of taxes:										
Unrealized losses resulting from changes in fair value of derivative instruments, net of taxes of $13	(21)	(21)	—	—	—	—	(21)	—	—	—
Realized losses on derivative instruments reclassified into earnings, net of taxes of $21	32	32	—	—	—	—	32	—	—	—
Unrealized gains on marketable securities, net of taxes of $2	10	10	—	—	—	—	4	—	—	6
Foreign currency translation adjustments	99	99	—	—	—	—	99	—	—	—
Change in funded status of defined benefit plan liabilities, net of taxes of $4	6	6	—	—	—	—	6	—	—	—
Other comprehensive income (loss)	126	126								
Comprehensive income	1,186	$1,186								
Cash dividends declared	(569)		—	—	—	(569)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	64		—	—	(15)	(3)	—	2,610	82	—
Common stock repurchases	(226)		—	—	—	—	—	(7,237)	(226)	—
Distributions paid to noncontrolling interests	(50)		—	—	—	—	—	—	—	(50)
Other	1		—	—	—	—	—	12	—	1
Balance, December 31, 2009	$ 6,591		630,282	$ 6	$4,543	$6,053	$ 208	(144,162)	$(4,525)	$306

See notes to Consolidated Financial Statements.

1. Business

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiary as described in Note 20. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to Waste Management, Inc., the parent holding company.

We are the leading provider of integrated waste services in North America. Using our vast network of assets and employees, we provide a comprehensive range of waste management services. Through our subsidiaries we provide collection, transfer, recycling, disposal and waste-to-energy services. In providing these services, we actively pursue projects and initiatives that we believe make a positive difference for our environment, including recovering and processing the methane gas produced naturally by landfills into a renewable energy source. Our customers include commercial, industrial, municipal and residential customers, other waste management companies, electric utilities and governmental entities.

We manage and evaluate our principal operations through five Groups. Our four geographic Groups, which include our Eastern, Midwest, Southern and Western Groups, provide collection, transfer, recycling and disposal services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services. We also provide additional services that are not managed through our five Groups, which are presented in this report as "Other." Additional information related to our segments, including changes in the basis for our reported segments from December 31, 2008, can be found under "Reclassifications" in Note 2 and in Note 21.

2. Accounting Changes and Reclassifications

Accounting Changes

Fair Value Measurements — In September 2006, the Financial Accounting Standards Board issued authoritative guidance associated with fair value measurements. This guidance defined fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. In February 2008, the FASB delayed the effective date of the guidance for all non-financial assets and non-financial liabilities, except those that are measured at fair value on a recurring basis. Accordingly, we adopted this guidance for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008 and adopted the guidance for non-financial assets and liabilities measured on a non-recurring basis effective January 1, 2009. The application of the fair value framework did not have a material impact on our consolidated financial position, results of operations or cash flows.

Business Combinations — In December 2007, the FASB issued revisions to the authoritative guidance associated with business combinations. This guidance clarified and revised the principles for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. This guidance also addressed the recognition and measurement of goodwill acquired in business combinations and expanded disclosure requirements related to business combinations. Effective January 1, 2009, we adopted the FASB's revised guidance associated with business combinations. The portions of this guidance that relate to business combinations completed before January 1, 2009 did not have a material impact on our consolidated financial statements. Further, business combinations completed in 2009, which are discussed in Note 19, have not been material to our financial position, results of operations or cash flows. However, to the extent that future business combinations are material, our adoption of the FASB's revised authoritative guidance associated with business combinations may significantly impact our accounting and reporting for future acquisitions, principally as a result of (i) expanded requirements to value acquired assets, liabilities and contingencies at their fair values when such amounts can be determined; and (ii) the requirement that acquisition-related transaction and restructuring costs be expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Noncontrolling Interests in Consolidated Financial Statements — In December 2007, the FASB issued authoritative guidance that established accounting and reporting standards for noncontrolling interests in subsidiaries and for the de-consolidation of a subsidiary. The guidance also established that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. We adopted this guidance on January 1, 2009. The presentation and disclosure requirements of this guidance, which must be applied retrospectively for all periods presented, have resulted in reclassifications to our prior period consolidated financial information and the remeasurement of our 2008 and 2007 effective tax rates, which are discussed in Note 9.

Accounting for Uncertainty in Income Taxes — In June 2006, the FASB issued authoritative guidance associated with accounting for uncertainty in income taxes. This guidance prescribed a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. This guidance also addressed the de-recognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. In May 2007, the FASB issued authoritative guidance associated with the criteria that must be evaluated in determining if a tax position has been effectively settled and should be recognized as a tax benefit. Our adoption of this guidance effective January 1, 2007 resulted in the recognition of a $28 million increase in our liabilities for unrecognized tax benefits, a $32 million increase in our non-current deferred tax assets and a $4 million increase in our beginning retained earnings as a cumulative effect of change in accounting principle. Refer to Note 9 for additional information about our unrecognized tax benefits.

Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans — In September 2006, the FASB issued revisions to the authoritative guidance associated with the accounting and reporting of post-retirement benefit plans. This guidance required companies to recognize the overfunded or underfunded status of their defined benefit pension and other post-retirement plans as an asset or liability and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. We adopted these recognition provisions effective December 31, 2006. The FASB's revised guidance also required companies to measure the funded status of defined benefit pension and other post-retirement plans as of their year-end reporting date. These measurement date provisions were effective for us as of December 31, 2008. We applied the measurement provisions by measuring our benefit obligations as of September 30, 2007, our prior measurement date, and recognizing a pro-rata share of net benefit costs for the transition period from October 1, 2007 to December 31, 2008 as a cumulative effect of change in accounting principle in retained earnings as of December 31, 2008. The application of the recognition and measurement provisions of this revised authoritative guidance did not have a material impact on our financial position or results of operations for the periods presented.

Subsequent Events — In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. We have evaluated subsequent events through the date and time the financial statements were issued on February 16, 2010. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in our current period financial statements.

Reclassifications

Segments — During the first quarter of 2009, we transferred responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities to the management teams of our four geographic Groups. We believe that, by integrating the management of our recycling facilities' operations with our other solid waste business, we can more efficiently provide comprehensive environmental solutions to our customers and ensure that we are focusing on maximizing the profitability and return on invested capital of our business on an integrated basis. As a result of this operational change, we also changed the way we review the financial results of our geographic Groups. Beginning in 2009, the financial results of our material recovery facilities and secondary processing facilities are included as a component of their respective geographic Group and the financial results of our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. We have reflected the impact of these changes for all periods presented to provide financial information that consistently reflects our current approach to managing our geographic Group operations. Refer to Note 21 for further discussion about our reportable segments.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of WMI, its wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. Investments in entities in which we do not have a controlling financial interest are accounted for under either the equity method or cost method of accounting, as appropriate.

Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments, and self-insurance reserves and recoveries. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in United States government obligations with original maturities of three months or less.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments held within our trust funds and escrow accounts, accounts receivable and derivative instruments. We make efforts to control our exposure to credit risk associated with these instruments by (i) placing our assets and other financial interests with a diverse group of credit-worthy financial institutions; (ii) holding high-quality financial instruments while limiting investments in any one instrument; and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures, although generally we do not have collateral requirements for credit extensions. Our overall credit risk associated with trade receivables is limited due to the large number of geographically diverse customers we service. At December 31, 2009 and 2008, no single customer represented greater than 5% of total accounts receivable.

Trade and Other Receivables

Our receivables are recorded when billed or when cash is advanced and represent claims against third parties that will be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends; type of customer, such as municipal or commercial; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful. Also, we recognize interest income on long-term interest-bearing notes receivable as the interest accrues under the terms of the notes.

Landfill Accounting

Cost Basis of Landfill Assets — We capitalize various costs that we incur to make a landfill ready to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes asset retirement costs, which represent estimates of future costs associated with landfill final capping, closure and post-closure activities. These costs are discussed below.

Final Capping, Closure and Post-Closure Costs — Following is a description of our asset retirement activities and our related accounting:

- *Final Capping* — Involves the installation of flexible membrane liners and geosynthetic clay liners, drainage and compacted soil layers and topsoil over areas of a landfill where total airspace capacity has been consumed. Final capping asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed related to the specific final capping event with a corresponding increase in the landfill asset. Each final capping event is accounted for as a discrete obligation and recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with each final capping event.

- *Closure* — Includes the construction of the final portion of methane gas collection systems (when required), demobilization and routine maintenance costs. These are costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs are accrued as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

- *Post-Closure* — Involves the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. Generally, we are required to maintain and monitor landfill sites for a 30-year period. These maintenance and monitoring costs are accrued as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Post-closure obligations are accrued over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value should be based on the best available information, including the results of present value techniques. In many cases, we contract with third parties to fulfill our obligations for final capping, closure and post-closure. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized is recognized as a component of operating income when the work is performed.

Once we have determined the final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. During the years ended December 31, 2009 and 2008, we inflated these costs in current dollars until the expected time of payment using an inflation rate of 2.5%. We discount these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted-average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted-average rate applicable to our asset retirement obligations at December 31, 2009 is between 6.0% and 8.0%, the range of the credit-adjusted, risk-free discount rates effective since we adopted the FASB's authoritative guidance related to asset retirement obligations in 2003. We expect to apply a credit-adjusted, risk-free discount rate of 6.0% to liabilities incurred in the first quarter of 2010.

We record the estimated fair value of final capping, closure and post-closure liabilities for our landfills based on the capacity consumed through the current period. The fair value of final capping obligations is developed based on our estimates of the airspace consumed to date for each final capping event and the expected timing of each final capping event. The fair value of closure and post-closure obligations is developed based on our estimates of the airspace consumed to date for the entire landfill and the expected timing of each closure and post-closure activity. Because these obligations are measured at estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if significant facts change.

Changes in inflation rates or the estimated costs, timing or extent of future final capping and closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and landfill asset; and (ii) a change in liability and asset amounts to be recorded prospectively over either the remaining capacity of the related discrete final capping event or the remaining permitted and expansion airspace (as defined below) of the landfill. Any changes related to the capitalized and future cost of the landfill assets are then recognized in accordance with our amortization policy, which would generally result in amortization expense being recognized prospectively over the remaining capacity of the final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Changes in such estimates associated with airspace that has been fully utilized result in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace amortization expense.

During the years ended December 31, 2009, 2008 and 2007, adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace resulted in $14 million, $3 million and $17 million in net credits to landfill airspace amortization expense, respectively, with the majority of these credits resulting from revised estimates associated with final capping changes. In managing our landfills, our engineers look for ways to reduce or defer our construction costs, including final capping costs. The benefit recognized in these years was generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Interest accretion on final capping, closure and post-closure liabilities is recorded using the effective interest method and is recorded as final capping, closure and post-closure expense, which is included in "Operating" costs and expenses within our Consolidated Statements of Operations.

Amortization of Landfill Assets — The amortizable basis of a landfill includes (i) amounts previously expended and capitalized; (ii) capitalized landfill final capping, closure and post-closure costs; (iii) projections of future purchase and development costs required to develop the landfill site to its remaining permitted and expansion capacity; and (iv) projected asset retirement costs related to landfill final capping, closure and post-closure activities.

Amortization is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. For landfills that we do not own, but operate through operating or lease arrangements, the rate per ton is calculated based on expected capacity to be utilized over the lesser of the contractual term of the underlying agreement or the life of the landfill.

We apply the following guidelines in determining a landfill's remaining permitted and expansion airspace:

- *Remaining Permitted Airspace* — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is then used to compare the existing landfill topography to the expected final landfill topography.
- *Expansion Airspace* — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:
  - Personnel are actively working to obtain land use and local, state or provincial approvals for an expansion of an existing landfill;
  - It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;
  - We have a legal right to use or obtain land to be included in the expansion plan;
  - There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
  - Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
  - Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if these criteria are no longer met, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval of our Chief Financial Officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 39 landfill sites with expansions at December 31, 2009, 14 landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace. Nine of these landfills required approval by our Chief Financial Officer because of community or political opposition that could impede the expansion process. The remaining five landfills required approval primarily due to the permit application processes not meeting the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, and closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates, or higher expenses; or higher profitability may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If it is determined that the likelihood of receiving an expansion permit has become remote, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities — We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party, or PRP, investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the cost for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;
- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and

- The typical allocation of costs among PRPs unless the actual allocation has been determined.

There can sometimes be a range of reasonable estimates of the costs associated with the likely remedy of a site. In these cases, we use the amount within the range that constitutes our best estimate. If no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would be approximately $150 million higher on a discounted basis than the $256 million recorded in the Consolidated Financial Statements as of December 31, 2009.

Estimating our degree of responsibility for remediation is inherently difficult. Determining the method and ultimate cost of remediation requires that a number of assumptions be made. Our ultimate responsibility may differ materially from current estimates. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, the inability to identify other PRPs, the inability of other PRPs to contribute to the settlements of such liabilities, or other factors could require us to record additional liabilities. Additionally, our ongoing review of our remediation liabilities could result in revisions that could cause upward or downward adjustments to income from operations.

Where we believe that both the amount of a particular environmental remediation liability and the timing of the payments are reliably determinable, we inflate the cost in current dollars (by 2.5% at both December 31, 2009 and 2008) until the expected time of payment and discount the cost to present value using a risk-free discount rate, which is based on the rate for United States Treasury bonds with a term approximating the weighted average period until settlement of the underlying obligation. We determine the risk-free discount rate and the inflation rate on an annual basis unless interim changes would significantly impact our results of operations. For remedial liabilities that have been discounted, we include interest accretion, based on the effective interest method, in "Operating" costs and expenses in our Consolidated Statements of Operations. The following table summarizes the impacts of revisions in the risk-free discount rate applied to our environmental remediation liabilities and recovery assets during the reported periods (in millions) and the risk-free discount rate applied as of each reporting date:

	Years Ended December 31,		
	2009	2008	2007
Charge (reduction) to Operating expenses(a)	$ (35)	$ 33	$ 8
Risk-free discount rate applied to environmental remediation liabilities and recovery assets	3.75%	2.25%	4.00%

(a) In 2009, $9 million of the reduction in "Operating" expenses was attributable to noncontrolling interests and in 2008, $6 million of the charge to "Operating" expenses was attributable to noncontrolling interests.

The portion of our recorded environmental remediation liabilities that has never been subject to inflation or discounting as the amounts and timing of payments are not readily determinable was $44 million at December 31, 2009 and $47 million at December 31, 2008. Had we not inflated and discounted any portion of our environmental remediation liability, the amount recorded would have increased by $20 million at December 31, 2009 and decreased by $6 million at December 31, 2008.

Property and Equipment (exclusive of landfills, discussed above)

We record property and equipment at cost. Expenditures for major additions and improvements are capitalized and maintenance activities are expensed as incurred. We depreciate property and equipment over the estimated useful life of the asset using the straight-line method. We assume no salvage value for our depreciable property and equipment. When property and equipment are retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from our accounts and any resulting gain or loss is included in results of operations as an offset or increase to operating expense for the period.

The estimated useful lives for significant property and equipment categories are as follows (in years):

	Useful Lives
Vehicles — excluding rail haul cars	3 to 10
Vehicles — rail haul cars	10 to 20
Machinery and equipment	3 to 30
Buildings and improvements — excluding waste-to-energy facilities	5 to 40
Waste-to-energy facilities and related equipment	up to 50
Furniture, fixtures and office equipment	3 to 10

We include capitalized costs associated with developing or obtaining internal-use software within furniture, fixtures and office equipment. These costs include direct external costs of materials and services used in developing or obtaining the software and internal costs for employees directly associated with the software development project. As of December 31, 2009, capitalized costs for software placed in service, net of accumulated depreciation, were $33 million. In addition, our furniture, fixtures and office equipment includes $46 million as of December 31, 2009 and $90 million as of December 31, 2008 for costs incurred for software under development. The significant decrease in capitalized costs for software under development from December 31, 2008 to December 31, 2009 is attributable to the recognition of a $51 million charge recognized during 2009 as a result of our determination to abandon the SAP waste and recycling revenue management software. Refer to Note 13 for additional information related to the management determination to abandon this software development project.

Leases

We lease property and equipment in the ordinary course of our business. Our most significant lease obligations are for property and equipment specific to our industry, including real property operated as a landfill, transfer station or waste-to-energy facility and equipment such as compactors. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or capital leases, as appropriate.

Operating Leases (excluding landfills discussed below) — The majority of our leases are operating leases. This classification generally can be attributed to either (i) relatively low fixed minimum lease payments as a result of real property lease obligations that vary based on the volume of waste we receive or process or (ii) minimum lease terms that are much shorter than the assets' economic useful lives. Management expects that in the normal course of business our operating leases will be renewed, replaced by other leases, or replaced with fixed asset expenditures. Our rent expense during each of the last three years and our future minimum operating lease payments for each of the next five years for which we are contractually obligated as of December 31, 2009 are disclosed in Note 11.

Capital Leases (excluding landfills discussed below) — Assets under capital leases are capitalized using interest rates determined at the inception of each lease and are amortized over either the useful life of the asset or the lease term, as appropriate, on a straight-line basis. The present value of the related lease payments is recorded as a debt obligation. Our future minimum annual capital lease payments are included in our total future debt obligations as disclosed in Note 7.

Landfill Leases — From an operating perspective, landfills that we lease are similar to landfills we own because generally we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. As a result, our landfill leases are generally capital leases. The most significant portion of our rental obligations for landfill leases is contingent upon operating factors such as disposal volumes and often there are no contractual minimum rental obligations. Contingent rental obligations are expensed as incurred. For landfill capital leases that provide for minimum contractual rental obligations, we record the present value of the minimum obligation as part of the landfill asset, which is amortized on a units-of-consumption basis over the shorter of the lease term or the life of the landfill.

Acquisitions

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration — In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted revenue levels, targeted disposal volumes or the issuance of permits for expanded landfill airspace. For acquisitions completed in 2009, we have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition-date fair value and the ultimate settlement of the obligations being recognized as an adjustment to income from operations. For acquisitions completed before 2009, these obligations were recognized as incurred and accounted for as an adjustment to the initial purchase price of the acquired assets.

Assumed Assets and Liabilities — Assets and liabilities arising from contingencies such as pre-acquisition environmental matters and litigation are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated. Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed.

Beginning in 2009, all acquisition-related transaction costs have been expensed as incurred. For acquisitions completed before 2009, direct costs incurred for a business combination were accounted for as part of the cost of the acquired business.

Goodwill and Other Intangible Assets

Goodwill is the excess of our purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill, but as discussed in the "Asset impairments" section below, we assess our goodwill for impairment at least annually.

Other intangible assets consist primarily of customer contracts, customer lists, covenants not-to-compete, licenses, permits (other than landfill permits, as all landfill-related intangible assets are combined with landfill tangible assets and amortized using our landfill amortization policy), and other contracts. Other intangible assets are recorded at cost and are amortized using either a 150% declining balance approach or a straight-line basis as we determine appropriate. Customer contracts and customer lists are generally amortized over seven to ten years. Covenants not-to-compete are amortized over the term of the non-compete covenant, which is generally two to five years. Licenses, permits and other contracts are amortized over the definitive terms of the related agreements. If the underlying agreement does not contain definitive terms and the useful life is determined to be indefinite, the asset is not amortized.

Asset Impairments

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances are referred to as impairment indicators. If an impairment indicator occurs, , we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in the "(Income) expense from divestitures, asset impairments and unusual items" line item in our Consolidated Statement of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired. There are additional considerations for impairments of landfills and goodwill, as described below.

Landfills — Certain impairment indicators require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment of our landfill assets due to the unique nature of the waste industry.

Goodwill — At least annually, we assess whether goodwill is impaired. We assess whether an impairment exists by comparing the fair value of each operating segment to its carrying value, including goodwill. We use a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our operating segments. Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our operating segments.

The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics of our business as a multiple of their reported cash flows. We then apply that multiple to our operating segment's cash flows to estimate their fair value. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our operating segments.

The income approach is based on the long-term projected future cash flows of our operating segments. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon our operating segments' expected long-term performance considering the economic and market conditions that generally affect our business.

Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying value of goodwill has been impaired. Refer to Note 6 for additional information related to goodwill impairment considerations made during the reported periods.

Restricted Trust and Escrow Accounts

As of December 31, 2009, our restricted trust and escrow accounts consist principally of (i) funds deposited for purposes of settling landfill closure, post-closure and environmental remediation obligations; and (ii) funds received from the issuance of tax-exempt bonds held in trust for the construction of various projects or facilities. As of December 31, 2009 and 2008, we had $306 million and $381 million, respectively, of restricted trust and escrow accounts, which are primarily included in long-term "Other assets" in our Consolidated Balance Sheets.

Closure, Post-Closure and Environmental Remediation Funds — At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling closure, post-closure and environmental remediation obligations. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds for qualifying closure, post-closure and environmental remediation activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts.

Tax-Exempt Bond Funds — We obtain funds from the issuance of industrial revenue bonds for the construction of collection and disposal facilities and for equipment necessary to provide waste management services. Proceeds from these arrangements are directly deposited into trust accounts, and we do not have the ability to use the funds in regular operating activities. Accordingly, these borrowings are excluded from financing activities in our Consolidated Statements of Cash Flows. At the time our construction and equipment expenditures have been documented and approved by the applicable bond trustee, the funds are released and we receive cash. These amounts are reported in the Consolidated Statements of Cash Flows as an investing activity when the cash is released from the trust funds. Generally, the funds are fully expended within a few years of the debt issuance. When the debt matures, we repay our obligation with cash on hand and the debt repayments are included as a financing activity in the Consolidated Statements of Cash Flows.

Foreign Currency

We have operations in Canada. The functional currency of our Canadian subsidiaries is Canadian dollars. The assets and liabilities of our foreign operations are translated to U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated to U.S. dollars using the average exchange rate during the period. The resulting translation difference is reflected as a component of comprehensive income.

Derivative Financial Instruments

We primarily use derivative financial instruments to manage our risk associated with fluctuations in interest rates and foreign currency exchange rates. We use interest rate swaps to maintain a strategic portion of our long-term debt obligations at variable, market-driven interest rates. In 2009, we entered into interest rate derivatives in anticipation of senior note issuances planned for 2010 through 2014 to effectively lock in a fixed interest rate for those anticipated issuances. Foreign currency exchange rate derivatives are used to hedge our exposure to changes in exchange rates for anticipated cash transactions between WM Holdings and its Canadian subsidiaries.

We obtain current valuations of our interest rate and foreign currency hedging instruments from third-party pricing models. The estimated fair values of derivatives used to hedge risks fluctuate over time and should be viewed in relation to the underlying hedged transaction and the overall management of our exposure to fluctuations in the underlying risks. The fair value of derivatives is included in other current assets, other long-term assets, accrued liabilities or other long-term liabilities, as appropriate. Any ineffectiveness present in either fair value or cash flow hedges is recognized immediately in earnings without offset. There was no significant ineffectiveness in 2009, 2008 or 2007.

- *Interest Rate Derivatives* — Our "receive fixed, pay variable" interest rate swaps associated with outstanding fixed-rate senior notes have been designated as fair value hedges for accounting purposes. Accordingly, derivative assets are accounted for as an increase in the carrying value of our underlying debt obligations and derivative liabilities are accounted for as a decrease in the carrying value of our underlying debt instruments. These fair value adjustments are deferred and recognized as an adjustment to interest expense over the remaining term of the hedged instruments. Treasury locks and forward-starting swaps executed in 2009 are hedges of anticipated debt issuances and have been designated as cash flow hedges for accounting purposes. Unrealized changes in the fair value of these derivative instruments are recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated

Balance Sheets. The associated balance in other comprehensive income will be reclassified to earnings as the hedged cash flows occur. The impacts of our use of interest rate derivatives on the carrying value of our debt, accumulated other comprehensive income and interest expense are discussed in Note 8.

- *Foreign Currency Derivatives* — Our foreign currency derivatives have been designated as cash flow hedges for accounting purposes, which results in the unrealized changes in the fair value of the derivative instruments being recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets. The associated balance in other comprehensive income is reclassified to earnings as the hedged cash flows occur. In each of the periods presented, these derivatives have effectively mitigated the impacts of the hedged transactions, resulting in immaterial impacts to our results of operations for the periods presented.

Self-Insurance Reserves and Recoveries

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation insurance programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated with the assistance of external actuaries and by factoring in pending claims and historical trends and data. The gross estimated liability associated with settling unpaid claims is included in "Accrued liabilities" in our Consolidated Balance Sheets if expected to be settled within one year, or otherwise is included in long-term "Other liabilities." Estimated insurance recoveries related to recorded liabilities are reflected as current "Other receivables" or long-term "Other assets" in our Consolidated Balance Sheets when we believe that the receipt of such amounts is probable.

Revenue Recognition

Our revenues are generated from the fees we charge for waste collection, transfer, disposal and recycling services and the sale of recycled commodities, electricity and steam. The fees charged for our services are generally defined in our service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. The fees we charge for our services generally include fuel surcharges, which are intended to pass through increased direct and indirect costs incurred because of changes in market prices for fuel. We generally recognize revenue as services are performed or products are delivered. For example, revenue typically is recognized as waste is collected, tons are received at our landfills or transfer stations, recycling commodities are delivered or as kilowatts are delivered to a customer by a waste-to-energy facility or independent power production plant.

We bill for certain services prior to performance. Such services include, among others, certain residential contracts that are billed on a quarterly basis and equipment rentals. These advance billings are included in deferred revenues and recognized as revenue in the period service is provided.

Capitalized Interest

We capitalize interest on certain projects under development, including internal-use software and landfill expansion projects, and on certain assets under construction, including operating landfills and waste-to-energy facilities. During 2009, 2008 and 2007, total interest costs were $443 million, $472 million, and $543 million, respectively, of which $17 million for 2009, $17 million for 2008, and $22 million for 2007, were capitalized, primarily for landfill construction costs. The capitalization of interest for operating landfills is based on the costs incurred in the pursuit of probable landfill expansions and on discrete landfill cell construction projects that are expected to exceed $500,000 and require over 60 days to construct. In addition to the direct cost of the cell construction project, the calculation of capitalized interest includes an allocated portion of the common landfill site costs. The common landfill site costs include the development costs of a landfill project or the purchase price of an operating landfill, and the ongoing infrastructure costs benefiting the landfill over its useful life. These costs are amortized to expense in a manner consistent with other landfill site costs.

Income Taxes

The Company is subject to income tax in the United States, Canada and Puerto Rico. Current tax obligations associated with our provision for income taxes are reflected in the accompanying Consolidated Balance Sheets as a component of "Accrued liabilities," and the deferred tax obligations are reflected in "Deferred income taxes."

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income tax expense in our Consolidated Statements of Operations.

Contingent Liabilities

We estimate the amount of potential exposure we may have with respect to claims, assessments and litigation in accordance with accounting principles generally accepted in the United States. We are party to pending or threatened legal proceedings covering a wide range of matters in various jurisdictions. It is not always possible to predict the outcome of litigation, as it is subject to many uncertainties. Additionally, it is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such contingencies.

Supplemental Cash Flow Information

	Years Ended December 31,		
Cash paid during the year (in millions) for:	**2009**	**2008**	**2007**
Interest, net of capitalized interest and periodic settlements from interest rate swap agreements	$416	$478	$543
Income taxes	466	603	416

Non-cash investing and financing activities are excluded from the Consolidated Statements of Cash Flows. For the years ended December 31, 2009, 2008 and 2007, non-cash activities included proceeds from tax-exempt borrowings, net of principal payments made directly from trust funds, of $105 million, $169 million and $144 million, respectively.

4. Landfill and Environmental Remediation Liabilities

Liabilities for landfill and environmental remediation costs are presented in the table below (in millions):

	December 31, 2009			December 31, 2008		
	Landfill	Environmental Remediation	Total	Landfill	Environmental Remediation	Total
Current (in accrued liabilities)	$ 125	$ 41	$ 166	$ 108	$ 49	$ 157
Long-term	1,142	215	1,357	1,110	250	1,360
	$1,267	$256	$1,523	$1,218	$299	$1,517

The changes to landfill and environmental remediation liabilities for the years ended December 31, 2008 and 2009 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2007	$1,178	$284
Obligations incurred and capitalized	51	—
Obligations settled	(72)	(38)
Interest accretion	77	8
Revisions in cost estimates and interest rate assumptions(a)	(13)	49
Acquisitions, divestitures and other adjustments	(3)	(4)
December 31, 2008	1,218	299
Obligations incurred and capitalized	39	—
Obligations settled	(80)	(43)
Interest accretion	80	6
Revisions in cost estimates and interest rate assumptions(a)	5	(7)
Acquisitions, divestitures and other adjustments	5	1
December 31, 2009	$1,267	$256

(a) The amounts reported for our environmental remediation liabilities include the impacts of revisions in the risk-free discount rates used to measure these obligations. The significant fluctuations in the applicable discount rates during the reported periods and the effects of those changes are discussed in Note 3.

Our recorded liabilities as of December 31, 2009 include the impacts of inflating certain of these costs based on our expectations for the timing of cash settlement and of discounting certain of these costs to present value. Anticipated payments of currently identified environmental remediation liabilities as measured in current dollars are $41 million in 2010; $36 million in 2011; $23 million in 2012; $17 million in 2013; $14 million in 2014; and $146 million thereafter.

At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling closure, post-closure and environmental remediation obligations. The fair value of these escrow accounts and trust funds was $231 million at December 31, 2009 and $213 million at December 31, 2008, and is primarily included as long-term "Other assets" in our Consolidated Balance Sheets.

5. Property and Equipment

Property and equipment at December 31 consisted of the following (in millions):

	2009	2008
Land	$ 632	$ 606
Landfills	12,301	11,716
Vehicles	3,660	3,683
Machinery and equipment	3,251	3,079
Containers	2,264	2,272
Buildings and improvements	2,745	2,635
Furniture, fixtures and office equipment	682	684
	25,535	24,675
Less accumulated depreciation on tangible property and equipment	(7,546)	(7,220)
Less accumulated landfill airspace amortization	(6,448)	(6,053)
	$11,541	$11,402

Depreciation and amortization expense, including amortization expense for assets recorded as capital leases, was comprised of the following for the years ended December 31 (in millions):

	2009	2008	2007
Depreciation of tangible property and equipment	$ 779	$ 785	$ 796
Amortization of landfill airspace	358	429	440
Depreciation and amortization expense	$1,137	$1,214	$1,236

6. Goodwill and Other Intangible Assets

Goodwill was $5,632 million as of December 31, 2009 compared with $5,462 million as of December 31, 2008. The $170 million increase in our goodwill during 2009 was primarily related to consideration paid for acquisitions in excess of net assets acquired of $125 million and accounting for foreign currency translation.

We incurred no impairment of goodwill as a result of our annual, fourth quarter goodwill impairment tests in 2009, 2008 or 2007. Additionally, we did not encounter any events or changes in circumstances that indicated that an impairment was more likely than not during interim periods in 2009, 2008 or 2007. However, there can be no assurance that goodwill will not be impaired at any time in the future.

As previously disclosed, in late 2008, there was a rapid and sharp decline in recyclable commodity prices due to a significant decrease in demand for recyclable commodities, both domestically and internationally. This significant shift in recycling market conditions was analyzed for purposes of our 2008 annual goodwill impairment test, although no impairment was required. Consistent with our expectations, the unprecedented declines in recyclable commodity prices and demand experienced during late 2008 and early 2009 were temporary in nature. Accordingly, we believe that the estimates and assumptions made with respect to the fair value of our recycling operations for our annual goodwill impairment tests in 2008 and 2009 appropriately considered the effects of commodity risks on this business.

Our other intangible assets as of December 31, 2009 and 2008 were comprised of the following (in millions):

	Customer Contracts and Customer Lists	Covenants Not-to-Compete	Licenses, Permits and Other	Total
December 31, 2009				
Intangible assets	$197	$ 63	$ 93	$ 353
Less accumulated amortization	(68)	(29)	(18)	(115)
	$129	$ 34	$ 75	$ 238
December 31, 2008				
Intangible assets	$134	$ 55	$ 72	$ 261
Less accumulated amortization	(56)	(30)	(17)	(103)
	$ 78	$ 25	$ 55	$ 158

Additional information related to intangible assets acquired through 2009 business combinations is included in Note 19.

Amortization expense for other intangible assets was $29 million for 2009, $24 million for 2008 and $23 million for 2007. At December 31, 2009, we had $40 million of intangible assets that are not subject to amortization, which are primarily operating permits that do not have stated expirations or that have routine, administrative renewal processes. The intangible asset amortization expense estimated as of December 31, 2009 is $34 million in 2010; $30 million in 2011; $28 million in 2012; $23 million in 2013; and $18 million in 2014.

7. Debt

The following table summarizes the major components of debt at December 31 (in millions) and provides the maturities and interest rates of each major category as of December 31, 2009:

	2009	2008
Revolving credit facility (weighted average interest rate of 2.4% at December 31, 2008)	$ —	$ 300
Letter of credit facilities	—	—
Canadian credit facility (weighted average interest rate of 1.3% at December 31, 2009 and 3.3% at December 31, 2008)	255	242
Senior notes and debentures, maturing through 2039, interest rates ranging from 5.0% to 7.75% (weighted average interest rate of 6.8% at December 31, 2009 and 2008)	5,465	4,628
Tax-exempt bonds maturing through 2039, fixed and variable interest rates ranging from 0.2% to 7.4% (weighted average interest rate of 3.5% at December 31, 2009 and 3.9% at December 31, 2008)	2,749	2,684
Tax-exempt project bonds, principal payable in periodic installments, maturing through 2029, fixed and variable interest rates ranging from 0.3% to 5.4% (weighted average interest rate of 3.1% at December 31, 2009 and 4.9% at December 31, 2008)	156	220
Capital leases and other, maturing through 2050, interest rates up to 12%	248	252
	$8,873	$8,326
Less current portion	749	835
	$8,124	$7,491

Debt Classification

As of December 31, 2009, we had (i) $998 million of debt maturing within twelve months, consisting primarily of U.S.$255 million under our Canadian credit facility and $600 million of 7.375% senior notes that mature in August 2010; and (ii) $767 million of fixed-rate tax-exempt borrowings subject to re-pricing within the next twelve months. Under accounting principles generally accepted in the United States, this $1,765 million of debt must be classified as current unless we have the intent and ability to refinance it on a long-term basis. As discussed below, as of December 31, 2009, we had the intent and ability to refinance $1,016 million of this debt on a long-term basis. We have classified the remaining $749 million as current obligations as of December 31, 2009.

All of the borrowings outstanding under the Canadian credit facility mature less than one year from the date of issuance, but may be renewed under the terms of the facility, which matures in November 2012. As of December 31, 2009, we intend to repay U.S.$57 million of the outstanding borrowings under the facility with available cash during the next twelve months and refinance the remaining balance under the terms of the facility. As a result, as of December 31, 2009, U.S.$198 million of advances under the facility were classified as long-term based on our intent and ability to refinance the obligations on a long-term basis under the terms of the facility.

Additionally, we have classified the $767 million of tax-exempt bonds subject to re-pricing within twelve months as long-term as of December 31, 2009 based on our intent and ability to refinance any failed re-pricings using our $2.4 billion revolving credit facility. Although we also intend to refinance the $600 million of senior notes maturing in August 2010 on a long-term basis, an aggregate of $1,578 million of capacity under our revolving credit facility is currently utilized to support outstanding letters of credit and we currently forecast available capacity under the facility during the next twelve months to be $4 million less than the current available capacity. After giving effect to these items, only $51 million of capacity is forecasted to be available under the revolving credit facility, giving us the ability to classify only $51 million of the August 2010 maturity as long-term as of December 31, 2009.

As of December 31, 2009, we also have $771 million of variable-rate tax-exempt bonds and $46 million of variable-rate tax-exempt project bonds. The interest rates on these bonds are reset on either a daily or weekly basis through a remarketing process. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to us. These bonds are supported by letters of credit guaranteeing repayment of the bonds in this event. We classified these borrowings as long-term in our Consolidated Balance Sheet at December 31, 2009 because the borrowings are supported by letters of credit issued under our five-year revolving credit facility, which is long-term.

Access to and Utilization of Credit Facilities

Revolving Credit Facility — In August 2006, WMI entered into a five-year, $2.4 billion revolving credit facility. This facility provides us with credit capacity to be used for either cash borrowings or to support letters of credit. At December 31, 2009, we had no outstanding borrowings and $1,578 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $822 million as of December 31, 2009.

The $300 million of outstanding borrowings at December 31, 2008 was repaid in the first quarter of 2009 with proceeds from the February 2009 issuance of senior notes discussed below.

Letter of Credit Facilities — As of December 31, 2009, we have a $175 million letter of credit facility that expires in June 2010, a $105 million letter of credit facility that expires in June 2013 and a $100 million letter of credit facility that expires in December 2014. These facilities are currently being used to back letters of credit issued to support our bonding and financial assurance needs. Our letters of credit generally have terms providing for automatic renewal after one year. In the event of an unreimbursed draw on a letter of credit, the amount of the draw paid by the letter of credit provider generally converts into a term loan for the remaining term of the respective facility. Through December 31, 2009, we had not experienced any unreimbursed draws on letters of credit under these facilities.

As of December 31, 2009, no borrowings were outstanding under these letter of credit facilities, and we had unused and available credit capacity of $9 million.

Canadian Credit Facility — In November 2005, Waste Management of Canada Corporation, one of our wholly-owned subsidiaries, entered into a three-year credit facility agreement with an initial credit capacity of up to C$410 million. The agreement was entered into to facilitate WMI's repatriation of accumulated earnings and capital from its Canadian subsidiaries. In December 2007, we amended the agreement, increasing the available capacity, which had been reduced to C$305 million due to debt repayments, to C$340 million. The amendment also extended the maturity date of the facility to November 2012 and added an uncommitted option to increase the capacity by an additional C$25 million.

As of December 31, 2009, we had U.S.$257 million of principal (U.S.$255 million net of discount) outstanding under this credit facility. Advances under the facility do not accrue interest during their terms. Accordingly, the proceeds we initially received were for the principal amount of the advances net of the total interest obligation due for the term of the advance, and the debt was initially recorded based on the net proceeds received. The advances have a weighted average effective interest rate of 1.3% at December 31, 2009, which is being amortized to interest expense with a corresponding increase in our recorded debt obligation using the effective interest method. During the year ended December 31, 2009, we increased the carrying value of the debt for the recognition of U.S.$6 million of interest expense. A total of U.S.$31 million of advances under the facility matured during 2009 and were repaid with available cash. Accounting for changes in the Canadian currency translation rate increased the carrying value of these borrowings by U.S.$38 million during 2009.

Debt Borrowings and Repayments

Senior Notes — In February 2009, we issued $350 million of 6.375% senior notes due March 2015 and $450 million of 7.375% senior notes due March 2019. The net proceeds from the debt issuance were $793 million. A portion of the proceeds was used to repay $300 million of outstanding borrowings under the revolving credit facility and the remaining proceeds were used in repaying $500 million of 6.875% senior notes that matured in May 2009.

In November 2009, we issued $600 million of 6.125% senior notes due in November 2039. The net proceeds from the debt issuance were $592 million. We intend to use a portion of the proceeds to fund our anticipated purchase of a 40% equity investment in Shanghai Environment Group for approximately $140 million, as discussed in Note 11. We are actively pursuing other acquisitions and investment opportunities in our waste-to energy and solid waste businesses and expect to spend up to an additional $350 million over the next six months from the proceeds of this offering on such acquisitions and investments. All remaining proceeds will be used for general corporate purposes. Pending application of the offering proceeds as described, we have temporarily invested the proceeds in money market funds, which are reflected as cash equivalents in our December 31, 2009 Consolidated Balance Sheet.

The remaining change in the carrying value of our senior notes from December 31, 2008 to December 31, 2009 is due to accounting for our fixed-to-floating interest rate swap agreements, which are accounted for as fair value hedges resulting in all fair value adjustments being reflected as a component of the carrying value of the underlying debt. For additional information regarding our interest rate derivatives, refer to Note 8.

Tax-Exempt Bonds — We actively issue tax-exempt bonds as a means of accessing low-cost financing for capital expenditures. We issued $130 million of tax-exempt bonds during 2009. The proceeds from these debt issuances may only be used for the specific purpose for which the money was raised, which is generally to finance expenditures for landfill construction and development, equipment, vehicles and facilities in support of our operations. Proceeds from bond issues are held in trust until such time as we incur qualified expenditures, at which time we are reimbursed from the trust funds. During the year ended December 31, 2009, $65 million of our tax-exempt bonds were repaid with available cash.

Tax-Exempt Project Bonds — Tax-exempt project bonds have been used by our Wheelabrator Group to finance the development of waste-to-energy facilities. These facilities are integral to the local communities they serve, and, as such, are supported by long-term contracts with multiple municipalities. The bonds generally have periodic amortizations that are supported by the cash flow of each specific facility being financed. During the year ended December 31, 2009, we repaid $64 million of our tax-exempt project bonds with either available cash or debt service funds.

Capital Leases and Other — The decrease in our capital leases and other debt obligations in 2009 is primarily related to the repayment of various borrowings upon their scheduled maturities.

Scheduled Debt and Capital Lease Payments — Scheduled debt and capital lease payments for the next five years are as follows: $985 million in 2010; $259 million in 2011; $584 million in 2012; $174 million in 2013; and $430 million in 2014. Our recorded debt and capital lease obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities, which have been excluded from these amounts because they will not result in cash payments.

Secured Debt

Our debt balances are generally unsecured, except for $70 million of the tax-exempt project bonds outstanding at December 31, 2009 that were issued by certain subsidiaries within our Wheelabrator Group. These bonds are secured by the related subsidiaries' assets that have a carrying value of $301 million and the related subsidiaries' future revenue.

Debt Covenants

Our revolving credit facility and certain other financing agreements contain financial covenants. The most restrictive of these financial covenants are contained in our revolving credit facility. The following table summarizes the requirements of these financial covenants and the results of the calculation, as defined by the revolving credit facility:

Covenant	Requirement per Facility	December 31, 2009	December 31, 2008
Interest coverage ratio	> 2.75 to 1	4.3 to 1	4.7 to 1
Total debt to EBITDA	< 3.5 to 1	2.9 to 1	2.4 to 1

Our revolving credit facility and senior notes also contain certain restrictions intended to monitor our level of indebtedness, types of investments and net worth. We monitor our compliance with these restrictions, but do not believe that they significantly impact our ability to enter into investing or financing arrangements typical for our business. As of December 31, 2009, we were in compliance with the covenants and restrictions under all of our debt agreements.

8. Interest Rate and Foreign Currency Derivatives

The following table summarizes the fair values of derivative instruments recorded in our Consolidated Balance Sheets as of December 31, 2009 (in millions):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Fair Value
Interest rate contracts	Current other assets	$13
Interest rate contracts	Long-term other assets	32
Total derivative assets		$45
Foreign exchange contracts	Current accrued liabilities	$18
Total derivative liabilities		$18

The following table summarizes the fair values of derivative instruments recorded in our Consolidated Balance Sheets as of December 31, 2008 (in millions):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Fair Value
Interest rate contracts	Current other assets	$ 3
Interest rate contracts	Long-term other assets	89
Foreign exchange contracts	Current other assets	1
Foreign exchange contracts	Long-term other assets	27
Total derivative assets		$120

For information related to the methods used to measure our derivative assets and liabilities at fair value, refer to Note 18.

Interest Rate Derivatives

Interest Rate Swaps

We use interest rate swaps to maintain a portion of our debt obligations at variable market interest rates. As of December 31, 2009, we had approximately $5.4 billion in fixed-rate senior notes outstanding. The interest payments on $1.1 billion, or 20%, of these senior notes have been swapped to variable interest rates to protect the debt against changes in fair value due to changes in benchmark interest rates. As of December 31, 2008, we had approximately $4.5 billion in fixed-rate senior notes outstanding, of which $2.0 billion, or 43%, had been swapped to variable interest rates. The significant terms of our interest rate swap agreements as of December 31, 2009 and 2008 are summarized in the table below (in millions):

As of	Notional Amount	Receive	Pay	Maturity Date
December 31, 2009	$1,100	Fixed 5.00%-7.65%	Floating 0.05%-4.64%	Through March 15, 2018
December 31, 2008	$1,950	Fixed 5.00%-7.65%	Floating 1.22%-5.82%	Through March 15, 2018

The decrease in the notional amount of our interest rate swaps from December 31, 2008 to December 31, 2009 is due to (i) the scheduled maturity of interest rate swaps with a notional amount of $500 million in May 2009; and (ii) our election to terminate interest rate swaps with a notional amount of $350 million in December 2009. The terminated interest rate swaps were scheduled to mature in November 2012. Upon termination of the swaps, we received $20 million in cash for their fair value plus accrued interest receivable. The associated fair value adjustments to long-term debt will be amortized as a reduction to interest expense over the remaining term of the underlying debt using the effective interest method. The cash proceeds received from our termination of the swaps have been classified as a change in other assets within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

We have designated our interest rate swaps as fair value hedges of our fixed-rate senior notes. Fair value hedge accounting for interest rate swap contracts increased the carrying value of debt instruments by $91 million as of December 31, 2009 and $150 million as of December 31, 2008. The following table summarizes the accumulated fair value adjustments from interest rate swap agreements at December 31 (in millions):

Increase in Carrying Value of Debt Due to Hedge Accounting for Interest Rate Swaps	2009	2008
Senior notes:		
Active swap agreements	$32	$ 92
Terminated swap agreements	59	58
	$91	$150

Gains or losses on the derivatives as well as the offsetting losses or gains on the hedged items attributable to our interest rate swaps are recognized in current earnings. We include gains and losses on our interest rate swaps as adjustments to interest expense, which is the same financial statement line item where offsetting gains and losses on the related hedged items are recorded. The following table summarizes the impact of changes in the fair value of our interest rate swaps and the underlying hedged items on our results of operations (in millions):

Years Ended December 31,	Statement of Operations Classification	Gain (Loss) on Swap	Gain (Loss) on Fixed-Rate Debt
2009	Interest expense	$ (60)	$ 60
2008	Interest expense	$120	$(120)
2007	Interest expense	$ 90	$ (90)

We also recognize the impacts of (i) net periodic settlements of current interest on our active interest rate swaps and (ii) the amortization of previously terminated interest rate swap agreements as adjustments to interest expense. The following table summarizes the impact of periodic settlements of active swap agreements and the impact of terminated swap agreements on our results of operations (in millions):

(Increase) Decrease to Interest Expense Due to Hedge Accounting for Interest Rate Swaps	Years Ended December 31,		
	2009	2008	2007
Periodic settlements of active swap agreements(a)	$46	$ 8	$(48)
Terminated swap agreements(b)	19	42	37
	$65	$50	$(11)

(a) These amounts represent the net of our periodic variable-rate interest obligations and the swap counterparties' fixed-rate interest obligations. Our variable-rate obligations are based on a spread from the three-month LIBOR. Three-month LIBOR rates have varied significantly during the reported periods. During 2007, the three-month LIBOR exceeded 5.0% for most of the year, while during 2008 the rate was as high as 4.8% and as low as 1.4% and during 2009 rates were consistently below 1.0% for most of the year.

(b) The amortization to interest expense of terminated swap agreements has decreased due to the maturity of certain previously hedged senior notes. In addition, in 2008, this amount included a $10 million net reduction in interest expense associated with the early retirement of $244 million of 8.75% senior notes. At December 31, 2009, $18 million (on a pre-tax basis) of the carrying value of debt associated with terminated swap agreements is scheduled to be reclassified as a reduction to interest expense over the next twelve months.

Treasury Rate Locks

During the third quarter of 2009, we entered into Treasury rate locks with a total notional value of $200 million to hedge the risk of changes in semi-annual interest payments that are expected for senior notes that the Company plans to issue late in the second quarter of 2010. We have designated our Treasury rate lock derivatives as cash flow hedges. As of December 31, 2009, the fair value of these interest rate derivatives is comprised of $4 million of current assets. We recognized pre-tax and after-tax gains of $4 million and $2 million, respectively, to other comprehensive income for changes in their fair value during the year ended December 31, 2009. There was no significant ineffectiveness associated with these hedges during the year ended December 31, 2009.

Our "Accumulated other comprehensive income" also includes deferred losses, net of taxes, of $16 million as of December 31, 2009 and $20 million as of December 31, 2008 related to Treasury rate locks that had been executed in previous years in anticipation of senior note issuances. As these instruments also were designated as cash flow hedges, the deferred losses are being reclassified to earnings over the term of the hedged cash flows, which extend through 2032. As of December 31, 2009, $7 million (on a pre-tax basis) is scheduled to be reclassified into interest expense over the next twelve months.

Forward-Starting Interest Rate Swaps

The Company currently expects to issue fixed-rate debt in March 2011, November 2012 and March 2014 and has executed forward-starting interest rate swaps for these anticipated debt issuances with notional amounts of $150 million, $200 million and $175 million, respectively. We entered into the forward-starting interest rate swaps during the fourth quarter of 2009 to hedge the risk of changes in the anticipated semi-annual interest payments due to fluctuations in the forward ten-year LIBOR swap rate. Each of the forward-starting swaps has an effective date of the anticipated date of debt issuance and a tenor of ten years.

We have designated our forward-starting interest rate swaps as cash flow hedges. As of December 31, 2009, the fair value of these interest rate derivatives is comprised of $9 million of long-term assets. We recognized pre-tax and after-tax gains of $9 million and $5 million, respectively, to other comprehensive income for changes in the fair value of our forward-starting interest rate swaps during the year ended December 31, 2009. There was no significant ineffectiveness associated with these hedges during the year ended December 31, 2009.

Credit-Risk Features

Certain of our interest rate derivative instruments contain provisions related to the Company's credit ratings. If the Company's credit rating were to fall below investment grade, the counterparties have the ability to cancel the derivative agreements and request immediate payment of any net liability positions. We do not have any derivative instruments with credit-risk-related contingent features that are in a net liability position at December 31, 2009.

Foreign Exchange Derivatives

We use foreign currency exchange rate derivatives to hedge our exposure to changes in exchange rates for anticipated intercompany cash transactions between WM Holdings and its Canadian subsidiaries. As of December 31, 2009, we have foreign currency forward contracts outstanding for all of our anticipated cash flows associated with an outstanding debt arrangement with these wholly-owned subsidiaries. The hedged cash flows include C$370 million of principal payments, which are scheduled for December 31, 2010, and C$22 million of interest payments scheduled for December 31, 2010. We have designated our foreign currency derivatives as cash flow hedges.

Gains or losses on the derivatives and the offsetting losses or gains on the hedged items attributable to foreign currency exchange risk are recognized in current earnings. We include gains and losses on our foreign currency forward contracts as adjustments to other income and expense, which is the same financial statement line item where offsetting gains and losses on the related hedged items are recorded. The following table summarizes the pre-tax impacts of our foreign currency cash flow derivatives on our results of operations and comprehensive income (in millions):

Years Ended December 31,	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)	Statement of Operations Classification	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
2009	$(47)	Other income (expense)	$(47)
2008	$ 65	Other income (expense)	$ 72
2007	$(45)	Other income (expense)	$(56)

The above table represents the impacts of our foreign exchange contracts on a pre-tax basis. Amounts reported in other comprehensive income and accumulated other comprehensive income are reported net of tax. Adjustments to other comprehensive income for changes in the fair value of our foreign currency cash flow hedges resulted in the recognition of an after-tax loss of $28 million during the year ended December 31, 2009; an after-tax gain of $40 million during the year ended December 31, 2008; and an after-tax loss of $28 million during the year ended December 31, 2007. Adjustments for the reclassification of gains or (losses) from accumulated other comprehensive income into income were $(28) million during the year ended December 31, 2009; $44 million during the year ended December 31, 2008; and $(34) million during the year ended December 31, 2007. There was no significant ineffectiveness associated with these hedges during the years ended December 31, 2009, 2008 or 2007. Ineffectiveness has been included in other income and expense during each of the reported periods.

9. Income Taxes

Provision for Income Taxes

Our "Provision for income taxes" consisted of the following (in millions):

	Years Ended December 31, 2009	2008	2007
Current:			
Federal	$407	$436	$412
State	74	52	33
Foreign	26	31	25
	507	519	470
Deferred:			
Federal	(45)	126	91
State	(35)	27	(3)
Foreign	(14)	(3)	(18)
	(94)	150	70
Provision for income taxes	$413	$669	$540

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Years Ended December 31,		
	2009	2008	2007
Income tax expense at U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes, net of federal income tax benefit	3.75	3.63	2.62
Non-conventional fuel tax credits	—	—	(2.54)
Noncontrolling interests	(1.56)	(0.80)	(0.92)
Taxing authority audit settlements and other tax adjustments	(2.89)	(0.99)	(1.19)
Nondeductible costs relating to acquired intangibles	0.18	0.79	1.08
Tax rate differential on foreign income	(0.24)	(0.03)	0.04
Cumulative effect of change in tax rates	(0.49)	—	(1.76)
Utilization of capital loss	(4.44)	—	—
Other	(1.24)	(0.37)	(1.46)
Provision for income taxes	28.07%	37.23%	30.87%

The comparability of our income taxes for the reported periods has been significantly affected by variations in our income before income taxes, tax audit settlements, changes in effective state and Canadian statutory tax rates, utilization of state net operating loss and credit carry-forwards, utilization of a capital loss carry-back and non-conventional fuel tax credits. For financial reporting purposes, income before income taxes showing domestic and foreign sources was as follows (in millions) for the years ended December 31, 2009, 2008 and 2007:

	Years Ended December 31,		
	2009	2008	2007
Domestic	$1,396	$1,693	$1,651
Foreign	77	104	98
Income before income taxes	$1,473	$1,797	$1,749

Tax Audit Settlements — The Company and its subsidiaries file income tax returns in the United States and Puerto Rico, as well as various state and local jurisdictions and Canada. We are currently under audit by the IRS and from time to time we are audited by other taxing authorities. Our audits are in various stages of completion.

During 2009, we effectively settled an IRS audit for the 2008 tax year as well as various state tax audits. The settlement of these tax audits resulted in a reduction to our "Provision for income taxes" of $11 million, or $0.02 per diluted share, for the year ended December 31, 2009.

During 2008, we settled IRS audits for the 2006 and 2007 tax years as well as various state tax audits. In addition, we settled Canadian audits for the tax years 2002 through 2005. The settlement of these tax audits resulted in a reduction to our "Provision for income taxes" of $26 million, or $0.05 per diluted share, for the year ended December 31, 2008.

During 2007, we settled an IRS audit for the tax years 2004 and 2005 and various state tax audits, resulting in a reduction in income tax expense of $40 million, or $0.08 per diluted share. Our 2007 "Net income attributable to Waste Management, Inc." was also increased by $1 million due to interest income recognized from audit settlements.

We are currently in the examination phase of an IRS audit for the 2009 tax year and expect this audit to be completed within the next 12 months. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end return. We are also currently undergoing audits by various state and local jurisdictions that date back to 1999 and examinations associated with Canada that date back to 1998.

Effective State Tax Rate Change — During 2009, our current state tax rate increased from 6.0% to 6.25% and our deferred state tax rate increased from 5.5% to 5.75%, resulting in an increase to our provision for income taxes of $3 million and $6 million, respectively. During 2008, our current state tax rate increased from 5.5% to 6.0%, resulting in an increase to our income taxes of $5 million. The increases in these rates are primarily due to changes in state law. The comparison of our effective state tax rate during the reported periods has also been affected by return-to-accrual adjustments, which reduced our "Provision for income taxes" in 2009, 2008 and 2007.

Canada Statutory Tax Rate Change — During 2009, the provincial tax rates in Ontario were reduced, which resulted in a $13 million tax benefit as a result of the revaluation of the related deferred tax balances. In addition, during 2007, the Canadian federal government enacted tax rate reductions, which resulted in a $30 million tax benefit on the revaluation of the related deferred tax balances. We did not have any comparable adjustments during the year ended December 31, 2008.

State Net Operating Loss and Credit Carry-Forwards — During 2009 and 2008, we realized state net operating loss and credit carry-forwards by reducing related valuation allowances resulting in a reduction to our "Provision for income taxes" for those periods of $35 million and $3 million, respectively. No corresponding benefit was recognized in 2007.

Capital Loss Carry-Back — During 2009, we generated a capital loss from the liquidation of a foreign subsidiary. We have determined that the capital loss can be utilized to offset capital gains from 2006 and 2007, which resulted in a reduction to our 2009 "Provision for income taxes" of $65 million.

Non-Conventional Fuel Tax Credits — The favorable impact of non-conventional fuel tax credits on our 2007 effective tax rate was derived from our investments in two coal-based, synthetic fuel production facilities, which provided $37 million of tax credits in 2007, and our landfill gas-to-energy projects, which provided $13 million of tax credits in 2007. The fuel generated from the facilities and our landfill gas-to-energy projects qualified for tax credits through 2007 under Section 45K of the Internal Revenue Code.

Our noncontrolling interests in the coal-based synthetic fuel production facilities resulted in the recognition of our pro-rata share of the facilities' losses, the amortization of our investments, and additional expense associated with other estimated obligations all being recorded as "Equity in net losses of unconsolidated entities" within our Consolidated Statements of Operations. In 2007, our equity in the net losses of the facilities was $42 million and we recognized a tax benefit associated with the losses and the associated tax credits of $53 million.

Unremitted Earnings in Foreign Subsidiaries — At December 31, 2009, remaining unremitted earnings in foreign operations were approximately $550 million, which are considered permanently invested and, therefore, no provision for U.S. income taxes has been accrued for these unremitted earnings.

Deferred Tax Assets (Liabilities)

The components of the net deferred tax assets (liabilities) at December 31 are as follows (in millions):

	December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss, capital loss and tax credit carry-forwards	$ 259	$ 168
Landfill and environmental remediation liabilities	54	21
Miscellaneous and other reserves	176	249
Subtotal	489	438
Valuation allowance	(139)	(135)
Deferred tax liabilities:		
Property and equipment	(941)	(1,012)
Goodwill and other intangibles	(802)	(736)
Net deferred tax liabilities	$(1,393)	$(1,445)

At December 31, 2009, we had $28 million of federal net operating loss, or NOL, carry-forwards, $1.4 billion of state NOL carry-forwards, and $12 million of Canadian NOL carry-forwards. The federal and state NOL carry-forwards have expiration dates through the year 2029. The Canadian NOL carry-forwards are expected to be utilized in 2010. We also realized a capital loss, $76 million of which is carried forward and expires in 2014. In addition, we have $39 million of state tax credit carry-forwards at December 31, 2009.

We have established valuation allowances for uncertainties in realizing the benefit of certain tax loss and credit carry-forwards and other deferred tax assets. While we expect to realize the deferred tax assets, net of the valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation. The valuation allowance increased $4 million in 2009. This was primarily due to an increase of $26 million resulting from our capital loss carry-forward, offset, in part, by a $24 million state tax benefit due to a reduction in the valuation allowance related to the expected utilization of state NOL and credit carry-forwards. The remaining increase in our valuation allowance was due to changes in our gross deferred tax assets due to changes in state NOL and credit carry-forwards.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including accrued interest for 2009, 2008 and 2007 is as follows (in millions):

	2009	2008	2007
Balance at January 1	$ 84	$102	$117
Additions based on tax positions related to the current year	6	9	10
Additions related to tax positions of prior years	—	11	4
Accrued interest	4	4	7
Reductions for tax positions of prior years	(1)	—	(1)
Settlements	(10)	(36)	(26)
Lapse of statute of limitations	(8)	(6)	(9)
Balance at December 31	$ 75	$ 84	$102

These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2009, $50 million of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

We recognize interest expense related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009, 2008 and 2007 we recognized approximately $4 million, $4 million and $7 million, respectively, of such interest expense as a component of our "Provision for income taxes." We had approximately $11 million and $9 million of accrued interest in our Consolidated Balance Sheets as of December 31, 2009 and 2008, respectively. We do not have any accrued liabilities or expense for penalties related to unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007.

We anticipate that approximately $20 million of liabilities for unrecognized tax benefits, including accrued interest, and $7 million of related deferred tax assets may be reversed within the next 12 months. The anticipated reversals are related to various federal and state tax items, none of which are material, and are expected to result from audit settlements or the expiration of the applicable statute of limitations period.

10. Employee Benefit Plans

Defined Contribution Plans — Our Waste Management retirement savings plans are 401(k) plans that cover employees, except those working subject to collective bargaining agreements that do not allow for coverage under such plans. Employees are generally eligible to participate in the plans following a 90-day waiting period after hire and may contribute as much as 25% of their annual compensation, subject to annual contribution limitations established by the IRS. Under our largest retirement savings plan, we match, in cash, 100% of employee contributions on the first 3% of their eligible compensation and match 50% of employee contributions on the next 3% of their eligible compensation, resulting in a maximum match of 4.5%. Both employee and Company contributions vest immediately. Charges to "Operating" and "Selling, general and administrative" expenses for our defined contribution plans were $50 million in 2009, $59 million in 2008 and $54 million in 2007.

Defined Benefit Plans — Certain of the Company's subsidiaries sponsor pension plans that cover employees not covered by the Savings Plan. These employees are members of collective bargaining units. In addition, Wheelabrator Technologies Inc., a wholly-owned subsidiary, sponsors a pension plan for its former executives and former Board members. As of December 31, 2009, the combined benefit obligation of these pension plans was $69 million, and the plans had $51 million of plan assets, resulting in an unfunded benefit obligation for these plans of $18 million.

In addition, Waste Management Holdings, Inc. and certain of its subsidiaries provided post-retirement health care and other benefits to eligible employees. In conjunction with our acquisition of WM Holdings in July 1998, we limited participation in these plans to participating retired employees as of December 31, 1998. The unfunded benefit obligation for these plans was $45 million at December 31, 2009.

Our accrued benefit liabilities for our defined benefit pension and other post-retirement plans are $63 million as of December 31, 2009 and are included as components of "Accrued liabilities" and long-term "Other liabilities" in our Consolidated Balance Sheet.

We are a participating employer in a number of trustee-managed multi-employer, defined benefit pension plans for employees who participate in collective bargaining agreements. Contributions of $34 million in 2009, $35 million in 2008 and $33 million in 2007 were charged to operations for our subsidiaries' ongoing participation in these defined benefit plans. Our portion of the projected benefit obligation, plan assets and unfunded liability of the multi-employer pension plans are not material to our financial position. Specific benefit levels provided by union pension plans are not negotiated with or known by the employer contributors.

Based on our negotiations with collective bargaining units and our review of the plans in which they participate, we may negotiate for the complete or partial withdrawal from one or more of these pension plans. If we elect to withdraw from these plans, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. As discussed in Note 11, in 2009 and 2008, we recognized aggregate charges of $9 million and $39 million, respectively, to "Operating" expenses for the withdrawal of certain bargaining units from multi-employer pension plans.

11. Commitments and Contingencies

Financial Instruments — We have obtained letters of credit, performance bonds and insurance policies and have established trust funds and issued financial guarantees to support tax-exempt bonds, contracts, performance of landfill closure and post-closure requirements, environmental remediation, and other obligations.

Historically, our revolving credit facilities have been used to obtain letters of credit to support our bonding and financial assurance needs. We also have three letter of credit facilities that were established to provide us with additional sources of capacity from which we may obtain letters of credit. These facilities are discussed further in Note 7. We obtain surety bonds and insurance policies from an entity in which we have a noncontrolling financial interest. We also obtain insurance from a wholly-owned insurance company, the sole business of which is to issue policies for the parent holding company and its other subsidiaries, to secure such performance obligations. In those instances where our use of financial assurance from entities we own or have financial interests in is not allowed, we generally have available alternative bonding mechanisms.

Because virtually no claims have been made against the financial instruments we use to support our obligations, and considering our current financial position, management does not expect that any claims against or draws on these instruments would have a material adverse effect on our consolidated financial statements. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations. In an ongoing effort to mitigate risks of future cost increases and reductions in available capacity, we continue to evaluate various options to access cost-effective sources of financial assurance.

Insurance — We carry insurance coverage for protection of our assets and operations from certain risks including automobile liability, general liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per incident deductible under the related insurance policy. Our exposure, however, could increase if our insurers were unable to meet their commitments on a timely basis.

We have retained a significant portion of the risks related to our automobile, general liability and workers' compensation insurance programs. For our self-insured retentions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation and internal estimates. The estimated accruals for these liabilities could be affected if future occurrences or loss development significantly differ from the assumptions used. As of December 31, 2009, our general liability insurance program carried self-insurance exposures of up to $2.5 million per incident and our workers' compensation insurance program carried self-insurance exposures of up to $5 million per incident. As of December 31, 2009, our auto liability insurance program included a per-incident base deductible of $5 million, subject to additional aggregate deductibles in the $5 million to $10 million layer of $4.8 million. Self-insurance claims reserves acquired as part of our acquisition of WM Holdings in July 1998 were discounted at 3.75% at December 31, 2009, 2.25% at December 31, 2008 and 4.0%

at December 31, 2007. The changes to our net insurance liabilities for the three years ended December 31, 2009 are summarized below (in millions):

	Gross Claims Liability	Estimated Insurance Recoveries(a)	Net Claims Liability
Balance, December 31, 2006	$ 652	$(267)	$ 385
Self-insurance expense (benefit)	144	(1)	143
Cash (paid) received	(225)	54	(171)
Balance, December 31, 2007	571	(214)	357
Self-insurance expense (benefit)	169	(28)	141
Cash (paid) received	(209)	51	(158)
Balance, December 31, 2008	531	(191)	340
Self-insurance expense (benefit)	184	(32)	152
Cash (paid) received	(174)	29	(145)
Balance, December 31, 2009(b)	$ 541	$(194)	$ 347
Current portion at December 31, 2009	$ 149	$ (63)	$ 86
Long-term portion at December 31, 2009	$ 392	$(131)	$ 261

(a) Amounts reported as estimated insurance recoveries are related to both paid and unpaid claims liabilities.

(b) We currently expect substantially all of our recorded obligations to be settled in cash in the next five years.

For the 14 months ended January 1, 2000, we insured certain risks, including auto, general liability and workers' compensation, with Reliance National Insurance Company, whose parent filed for bankruptcy in June 2001. In October 2001, the parent and certain of its subsidiaries, including Reliance National Insurance Company, were placed in liquidation. We believe that because of probable recoveries from the liquidation, currently estimated to be $14 million, it is unlikely that events relating to Reliance will have a material adverse impact on our financial statements.

We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows.

Operating Leases — Rental expense for leased properties was $114 million during both 2009 and 2008 and $135 million during 2007. These amounts primarily include rents under operating leases. Minimum contractual payments due for our operating lease obligations are $88 million in 2010, $75 million in 2011, $72 million in 2012, $58 million in 2013 and $47 million in 2014.

Our minimum contractual payments for lease agreements during future periods is significantly less than current year rent expense because our significant lease agreements at landfills have variable terms based either on a percentage of revenue or a rate per ton of waste received.

Purchase Commitment — We continue to focus on the expansion of our waste-to-energy business and are actively pursuing various projects in the United States and internationally. In August 2009, we entered into an agreement to purchase a 40% equity investment in Shanghai Environment Group ("SEG"), a subsidiary of Shanghai Chengtou Holding, for approximately $140 million. As a joint venture partner in SEG, we will participate in the operation and management of waste-to-energy and other waste services in the Chinese market. SEG will also focus on building new waste-to-energy facilities in China. The Ministry of Commerce of the People's Republic of China approved the transaction in January 2010 and we currently expect the transaction to close during the first half of 2010.

Other Commitments

- *Share Repurchases* — In December 2009, we entered into a plan under SEC Rule 10b5-1 to effect market purchases of our common stock during the first quarter of 2010. See Note 15 for additional information related to this arrangement.
- *Fuel Supply* — We have purchase agreements expiring at various dates through 2011 that require us to purchase minimum amounts of wood waste, anthracite coal waste (culm) and conventional fuels at our independent power production plants. These fuel supplies are used to produce steam that is sold to industrial and commercial users and electricity that is sold to electric utilities, which is generally subject to the terms and conditions of long-term contracts. Our purchase agreements have been established based on the plants' anticipated fuel supply needs to meet the demands of our customers under these long-term electricity sale contracts. Under our fuel supply take-or-pay contracts, we are generally obligated to pay for a minimum amount of waste or conventional fuel at a stated rate even if such quantities are not required in our operations.
- *Disposal* — We have several agreements expiring at various dates through 2052 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we are required to pay for the agreed upon minimum volumes regardless of the actual number of tons placed at the facilities. We generally fulfill our minimum contractual obligations by disposing of volumes collected in the ordinary course of business at these disposal facilities.
- *Waste Paper* — We are party to a waste paper purchase agreement that requires us to purchase a minimum number of tons of waste paper. The cost per ton we pay is based on market prices plus the cost of delivery to our customers. We currently expect to fulfill our purchase obligations by 2013.
- *Royalties* — We have various arrangements that require us to make royalty payments to third parties including prior land owners, lessors or host communities where our operations are located. Certain of these agreements provide for minimum royalties and require that we make fixed, periodic payments. Our obligations expire at various dates through 2025. Although minimum payments are required under certain of the royalty agreements, our obligations generally are based on per ton rates for waste actually received at our transfer stations, landfills or waste-to-energy facilities.
- *Property* — From time to time, we make commitments to purchase assets that we expect to use in our operations. We are currently party to an agreement to purchase a corporate aircraft to replace an existing aircraft, the lease for which is expiring in early 2011. The agreement requires that we make installment payments between now and delivery, expected in 2010, based on the total purchase price for the aircraft.

Our unconditional obligations are established in the ordinary course of our business and are structured in a manner that provides us with access to important resources at competitive, market-driven rates. Our actual future obligations under these outstanding agreements are generally quantity driven, and, as a result, our associated financial obligations are not fixed as of December 31, 2009. For these contracts, we have estimated our future obligations based on the current market values of the underlying products or services. Our estimated minimum obligations for the above-described purchase obligations are $166 million in 2010, $61 million in 2011, $53 million in 2012, $31 million in 2013 and $18 million in 2014. We currently expect the products and services provided by these agreements to continue to meet the needs of our ongoing operations. Therefore, we do not expect these established arrangements to materially impact our future financial position, results of operations or cash flows.

Guarantees — We have entered into the following guarantee agreements associated with our operations:

- As of December 31, 2009, WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness, including its senior notes, revolving credit agreement and certain letter of credit facilities, which matures through 2039. WMI has fully and unconditionally guaranteed all of the senior indebtedness of WM Holdings, which matures through 2026. Performance under these guarantee agreements would be required if either party defaulted on their respective obligations. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 23 for further information.

- WMI and WM Holdings have guaranteed the tax-exempt bonds and other debt obligations of their subsidiaries. If a subsidiary fails to meet its obligations associated with its debt agreements as they come due, WMI or WM Holdings will be required to perform under the related guarantee agreement. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 7 for information related to the balances and maturities of our tax-exempt bonds.

- We have guaranteed certain financial obligations of unconsolidated entities. The related obligations, which mature through 2020, are not recorded on our Consolidated Balance Sheets. As of December 31, 2009, our maximum future payments associated with these guarantees are approximately $9 million. We do not believe that it is likely that we will be required to perform under these guarantees.

- Certain of our subsidiaries have guaranteed the market or contractually-determined value of certain homeowners' properties that are adjacent to certain of our landfills. These guarantee agreements extend over the life of the respective landfill. Under these agreements, we would be responsible for the difference, if any, between the sale value and the guaranteed market or contractually-determined value of the homeowners' properties. Generally, it is not possible to determine the contingent obligation associated with these guarantees, but we do not believe that these contingent obligations will have a material effect on our financial position, results of operations or cash flows.

- We have indemnified the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. Other than certain identified items that are currently recorded as obligations, we do not believe that it is possible to determine the contingent obligations associated with these indemnities. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets are achieved post-closing. For acquisitions completed in 2009, we have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. For acquisitions completed before 2009, the costs associated with any additional consideration requirements are accounted for as incurred. Contingent obligations related to indemnifications arising from our divestitures and contingent consideration provided for by our acquisitions are not expected to be material to our financial position, results of operations or cash flows.

- WMI and WM Holdings guarantee the service, lease, financial and general operating obligations of certain of their subsidiaries. If such a subsidiary fails to meet its contractual obligations as they come due, the guarantor has an unconditional obligation to perform on its behalf. No additional liability has been recorded for service, financial or general operating guarantees because the subsidiaries' obligations are properly accounted for as costs of operations as services are provided or general operating obligations as incurred. No additional liability has been recorded for the lease guarantees because the subsidiaries' obligations are properly accounted for as operating or capital leases, as appropriate.

We currently do not believe it is reasonably likely that we would be called upon to perform under these guarantees and do not believe that any of the obligations would have a material effect on our financial position, results of operations and cash flows.

Environmental Matters — A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection, as we are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include PRP investigations.

The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean-up.

As of December 31, 2009, we had been notified that we are a PRP in connection with 74 locations listed on the EPA's National Priorities List, or NPL. Of the 74 sites at which claims have been made against us, 16 are sites we own. Each of the NPL sites we own was initially developed by others as a landfill disposal facility. At each of these facilities, we are working in conjunction with the government to characterize or remediate identified site problems, and we have either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or are working toward a cost-sharing agreement. We generally expect to receive any amounts due from other participating parties at or near the time that we make the remedial expenditures. The other 58 NPL sites, which we do not own, are at various procedural stages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, known as CERCLA or Superfund.

The majority of these proceedings involve allegations that certain of our subsidiaries (or their predecessors) transported hazardous substances to the sites, often prior to our acquisition of these subsidiaries. CERCLA generally provides for liability for those parties owning, operating, transporting to or disposing at the sites. Proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and remediation, which costs could be substantial and could have a material adverse effect on our consolidated financial statements. At some of the sites at which we have been identified as a PRP, our liability is well defined as a consequence of a governmental decision and an agreement among liable parties as to the share each will pay for implementing that remedy. At other sites, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, our future costs are uncertain.

Litigation — In April 2002, two former participants in the ERISA plans of Waste Management Holdings, Inc., a wholly-owned subsidiary we acquired in 1998 ("WM Holdings"), filed a lawsuit in the U.S. District Court for the District of Columbia in a case entitled *William S. Harris, et al. v. James E. Koenig, et al.* The lawsuit named as defendants WM Holdings; the members of WM Holdings' Board of Directors prior to July 1998; the administrative and investment committees of WM Holdings' ERISA plans and their individual members; WMI's retirement savings plan; the investment committees of WMI's plan and its individual members; and State Street Bank & Trust, the trustee and investment manager of the ERISA plans. The lawsuit attempts to increase the recovery of a class of ERISA plan participants based on allegations related to both the events alleged in, and the settlements relating to, the securities class action against WM Holdings that was settled in 1998 and the securities class action against WMI that was settled in 2001. The defendants filed motions to dismiss the complaints on the pleadings, and the Court granted in part and denied in part the defendants' motions in the first quarter of 2009. However, in December 2009, the Court granted the plaintiffs' motion for leave to file a fourth amended complaint to overcome the dismissal of certain complaints and motion for leave to file a substitute fourth amended complaint to add two new claims. Each of Mr. Pope, Mr. Rothmeier and Ms. San Juan Cafferty, members of our Board of Directors, was a member of the WM Holdings' Board of Directors and therefore is a named defendant in these actions, as is Mr. Simpson, our Chief Financial Officer, by virtue of his membership on the WMI ERISA plan Investment Committee at that time. All of the defendants intend to continue to defend themselves vigorously.

There are two separate wage and hour lawsuits pending against certain of our subsidiaries in California, each seeking class certification. The actions were coordinated to proceed in San Diego County. Both lawsuits make the same general allegations that the defendants failed to comply with certain California wage and hour laws, including allegedly failing to provide meal and rest periods, and failing to properly pay hourly and overtime wages. We deny the claims and intend to continue to vigorously defend these matters. Given the inherent uncertainties of litigation, the ultimate outcome cannot be predicted at this time, nor can possible damages, if any, be reasonably estimated. Similarly, a purported class action lawsuit was filed against WMI in August 2008 in federal court in Minnesota alleging that we violated the Fair Labor Standards Act. The court in the Minnesota lawsuit denied the plaintiffs' motion for conditional class certification, after which 33 separate lawsuits were filed in 32 states in addition to

Minnesota, all pursuing the same claims contained in the class action lawsuit, but on state-by-state bases. In December 2009, we reached a tentative settlement to resolve all 33 lawsuits.

From time to time, we also are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of having owned, operated or transported waste to a disposal facility that is alleged to have contaminated the environment or, in certain cases, on the basis of having conducted environmental remediation activities at sites. Some of the lawsuits may seek to have us pay the costs of monitoring of allegedly affected sites and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While we believe we have meritorious defenses to these lawsuits, the ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors.

As a large company with operations across the United States and Canada, we are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, customer, and employment-related claims, including purported class action lawsuits related to our customer service agreements and purported class actions involving federal and state wage and hour and other laws. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. These actions are in various procedural stages, and some are covered in part by insurance. We currently do not believe that any such actions will ultimately have a material adverse impact on our consolidated financial statements.

WMI's charter and bylaws require indemnification of its officers and directors if statutory standards of conduct have been met and allow the advancement of expenses to these individuals upon receipt of an undertaking by the individuals to repay all expenses if it is ultimately determined that they did not meet the required standards of conduct. Additionally, WMI has entered into separate indemnification agreements with each of the members of its Board of Directors as well as its Chief Executive Officer, its President and its Chief Financial Officer. The Company may incur substantial expenses in connection with the fulfillment of its advancement of costs and indemnification obligations in connection with current actions involving former officers of the Company or its subsidiaries, including the *Harris* lawsuit mentioned above, or other actions or proceedings that may be brought against its former or current officers, directors and employees.

On March 20, 2008, we filed a lawsuit in state district court in Harris County, Texas against SAP AG and SAP America, Inc., alleging fraud and breach of contract. The lawsuit relates to our 2005 software license from SAP for a waste and recycling revenue management system and agreement for SAP to implement the software on a fixed-fee basis. We have alleged (i) that SAP demonstrated and sold software that SAP represented was a mature, "out-of-the-box" software solution that met the specific business requirements of the Company; (ii) that SAP represented no production, modification or customization would be necessary; and (iii) that SAP represented the software would be fully implemented throughout the Company in 18 months. We are vigorously pursuing all claims available, including recovery of all payments we have made, costs we have incurred and the benefits we have not realized. SAP filed a general denial to the suit. Discovery is ongoing and trial is currently scheduled for May 2010.

During the first quarter of 2009, we determined to enhance and improve our existing revenue management system and not pursue alternatives associated with the development and implementation of a revenue management system that would include the licensed SAP software. Accordingly, after careful consideration of the failures and immaturity of the SAP software, we determined to abandon any alternative that includes the use of the SAP software. Our determination to abandon the SAP software resulted in non-cash impairment charges of $51 million. Refer to Note 13 for additional information related to the impairment charge.

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that we reasonably believe could exceed $100,000. The following matter pending as of December 31, 2009 is disclosed in accordance with that requirement:

On April 4, 2006, the EPA issued a Finding and Notice of Violation ("FNOV") to Waste Management of Hawaii, Inc., an indirect wholly-owned subsidiary of WMI, and to the City and County of Honolulu for alleged violations of the federal Clean Air Act, based on alleged failure to submit certain reports and design plans required by the EPA, and the failure to begin and timely complete the installation of a gas collection and control system for the Waimanalo Gulch Sanitary Landfill on Oahu. The FNOV did not propose a penalty amount and the parties have been in confidential settlement negotiations. Pursuant to an indemnity agreement, any penalty assessed will be paid by the Company, and not by the City and County of Honolulu.

Multi-Employer, Defined Benefit Pension Plans — Over 20% of our workforce is covered by collective bargaining agreements, which are with various union locals across the United States. As a result of some of these agreements, certain of our subsidiaries are participating employers in a number of trustee-managed multi-employer, defined benefit pension plans for the affected employees. One of the most significant multi-employer pension plans in which we participate is the Central States Southeast and Southwest Areas Pension Plan ("Central States Pension Plan"), which has reported that it adopted a rehabilitation plan as a result of its actuarial certification for the plan year beginning January 1, 2008. The Central States Pension Plan is in "critical status," as defined by the Pension Protection Act of 2006.

In connection with our ongoing re-negotiation of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. In 2008, we recognized an aggregate charge of $39 million to "Operating" expenses for the withdrawal of certain bargaining units from multi-employer pension plans, including a $35 million charge resulting from our partial withdrawal from the Central States Pension Plan. In 2009, we recognized an additional charge of $9 million to "Operating" expenses for the withdrawal of certain bargaining units in the East from multi-employer pension plans. We do not believe that our withdrawals from the multi-employer plans, individually or in the aggregate, would have a material adverse effect on our financial condition or liquidity. However, withdrawals of other bargaining units in the future could have a material adverse effect on our results of operations for the period in which any such withdrawals may be recorded.

Tax Matters — During 2009, we effectively settled our 2008 federal tax audit and various state tax audits resulting in a tax benefit of $11 million. We are currently in the examination phase of an IRS audit for the 2009 tax year and expect this audit to be completed within the next 12 months. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end tax return. We are also currently undergoing audits by various state and local jurisdictions that date back to 1999 and examinations associated with Canada that date back to 1998. To provide for certain potential tax exposures, we maintain a liability for unrecognized tax benefits, the balance of which management believes is adequate. Results of audit assessments by taxing authorities are not currently expected to have a material adverse impact on our results of operations or cash flows.

12. Restructuring

2009 Restructuring — In January 2009, we took steps to further streamline our organization by (i) consolidating our Market Areas; (ii) integrating the management of our recycling operations with our other solid waste business; and (iii) realigning our Corporate organization with this new structure in order to provide support functions more efficiently.

Our principal operations are managed through our Groups, which are discussed in Note 21. Each of our four geographic Groups had been further divided into 45 Market Areas. As a result of our restructuring, the Market Areas were consolidated into 25 Areas. We found that our larger Market Areas generally were able to achieve efficiencies through economies of scale that were not present in our smaller Market Areas, and this reorganization has allowed us to lower costs and to continue to standardize processes and improve productivity. In addition, during the first quarter of 2009, responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities was transferred from our Waste Management Recycle America, or WMRA, organization to our four geographic Groups. By integrating the management of our recycling facilities' operations with our other solid waste business, we are able to more efficiently provide comprehensive environmental solutions to our customers. In addition, as a result of this realignment, we have significantly reduced the overhead costs associated with managing this portion of our business and have increased the geographic Groups' focus on maximizing the profitability and return on invested capital of our business on an integrated basis.

This restructuring eliminated over 1,500 employee positions throughout the Company. During 2009, we recognized $50 million of pre-tax charges associated with this restructuring, of which $41 million were related to employee severance and benefit costs. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. The following table summarizes the charges recognized in 2009 for this restructuring by each of our reportable segments and our Corporate and Other organizations (in millions):

Eastern	$12
Midwest	11
Southern	10
Western	6
Wheelabrator	1
Corporate and Other	10
Total	$50

Through December 31, 2009, we had paid approximately $36 million of the employee severance and benefit costs incurred as a result of this restructuring. The length of time we are obligated to make severance payments varies, with the longest obligation continuing through the fourth quarter of 2010.

2008 Restructuring — The $2 million of restructuring expenses recognized during 2008 was related to a reorganization of customer service functions in our Western Group and the realignment of certain operations in our Southern Group.

2007 Restructuring — In 2007, we restructured certain operations and functions, resulting in the recognition of a charge of $10 million. Approximately $7 million of our restructuring costs was incurred by our Corporate organization, $2 million was incurred by our Midwest Group and $1 million was incurred by our Western Group. These charges included $8 million for employee severance and benefit costs and $2 million related to operating lease agreements.

13. (Income) Expense from Divestitures, Asset Impairments and Unusual Items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2009	2008	2007
(Income) expense from divestitures (including held-for-sale impairments)	$—	$(33)	$(59)
Asset impairments (excluding held-for-sale impairments)	83	4	12
	$83	$(29)	$(47)

(Income) Expense from Divestitures (including held-for-sale impairments) — The net gains from divestitures during 2008 and 2007 were a result of our focus on selling underperforming businesses. In 2008, these gains were

primarily related to the divestiture of underperforming collection operations in our Southern Group; and in 2007, the gains were related to the divestiture of underperforming collection, transfer and recycling operations in our Eastern, Western and Southern Groups.

Asset Impairments (excluding held-for-sale impairments) — Through December 31, 2008, we had capitalized $70 million of accumulated costs associated with the development of our waste and recycling revenue management system. A significant portion of these costs was specifically associated with the purchase of the license of SAP's waste and recycling revenue management software and the efforts required to develop and configure that software for our use. After a failed pilot implementation of the software in one of our smallest Market Areas, the development efforts associated with the SAP revenue management system were suspended in 2007. As disclosed in Note 11, in March 2008, we filed suit against SAP and are currently scheduled for trial in May 2010.

During 2009, we determined to enhance and improve our existing revenue management system and not pursue alternatives associated with the development and implementation of a revenue management system that would include the licensed SAP software. Accordingly, after careful consideration of the failures of the SAP software, we determined to abandon any alternative that would include the use of the SAP software. The determination to abandon the SAP software as our revenue management system resulted in a non-cash charge of $51 million, $49 million of which was recognized during the first quarter of 2009 and $2 million of which was recognized during the fourth quarter of 2009.

We recognized an additional $32 million of impairment charges during 2009, $27 million of which was recognized by the West Group during the fourth quarter of 2009 to fully impair a landfill in California as a result of a change in our expectations for the future operations of the landfill. The remaining impairment charges were primarily attributable to a charge required to write down certain of our investments in portable self-storage operations to their fair value as a result of our acquisition of a controlling financial interest in those operations.

During 2008, we recognized a $4 million impairment charge, primarily as a result of a decision to close a landfill in our Southern Group. During 2007, we recognized $12 million in impairment charges related to two landfills in our Southern Group. The impairments were necessary as a result of the re-evaluation of our business alternatives for one landfill and the expiration of a contract that we had expected would be renewed that had significantly contributed to the volumes for the second landfill.

14. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows (in millions):

	December 31,		
	2009	2008	2007
Accumulated unrealized loss on derivative instruments, net of taxes of $4 for 2009, $12 for 2008, and $13 for 2007	$ (8)	$ (19)	$ (20)
Accumulated unrealized gain (loss) on marketable securities, net of taxes of $1 for 2009, $1 for 2008, and $3 for 2007	2	(2)	5
Foreign currency translation adjustments	212	113	240
Funded status of post-retirement benefit obligations, net of taxes of $1 for 2009, $5 for 2008 and $0 for 2007	2	(4)	4
	$208	$ 88	$229

15. Capital Stock, Share Repurchases and Dividends

Capital Stock

As of December 31, 2009, we have 486.1 million shares of common stock issued and outstanding. We have 1.5 billion shares of authorized common stock with a par value of $0.01 per common share. The Board of Directors is authorized to issue preferred stock in series, and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including dividends and liquidation) and limitations. We have ten million shares of authorized preferred stock, $0.01 par value, none of which is currently outstanding.

Share Repurchases

In 2007, the maximum amount of capital allocated to our share repurchases and dividend payments by our Board of Directors was $2.1 billion. In 2008, our Board of Directors approved a capital allocation program that included the authorization for up to $1.4 billion in combined cash dividends and common stock repurchases. Additionally, $184 million of the capital allocated to share repurchases in 2007 remained available for 2008 repurchases. In July 2008, we suspended our share repurchases in connection with a proposed acquisition. In the fourth quarter of 2008, we determined that, given the state of the economy and the financial markets, it would be prudent to suspend repurchases for the foreseeable future. As a result, share repurchases made during 2008 were significantly less than that which was authorized.

In June 2009, we decided that the improvement in the capital markets and the economic environment supported a decision to resume repurchases of our common stock during the second half of 2009.

The following is a summary of activity under our stock repurchase programs for each year presented:

	Years Ended December 31,		
	2009	2008	2007
Shares repurchased (in thousands)	7,237	12,390	39,946
Per share purchase price	$28.06-$33.80	$28.98-$38.44	$33.00-$40.13
Total repurchases (in millions)	$226	$410	$1,421

In December 2009, we entered into a plan under SEC Rule 10b5-1 to effect market purchases of our common stock in 2010. These common stock repurchases were made in accordance with our Board approved capital allocation program. We repurchased $68 million of our common stock pursuant to the plan, which was completed on February 12, 2010.

Future share repurchases will be made within the limits approved by our Board of Directors at the discretion of management, and will depend on factors similar to those considered by the Board in making dividend declarations.

Dividends

Our quarterly dividends have been declared by our Board of Directors and paid in accordance with the capital allocation programs discussed above. Cash dividends declared and paid were $569 million in 2009, or $1.16 per common share; $531 million in 2008, or $1.08 per common share; and $495 million in 2007, or $0.96 per common share.

In December 2009, we announced that our Board of Directors expects to increase the per share quarterly dividend from $0.29 to $0.315 for dividends declared in 2010. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board may deem relevant.

16. Stock-Based Compensation

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which employees that have been employed for at least 30 days may purchase shares of our common stock at a discount. The plan provides for two offering periods for purchases: January through June and July through December. At the end of each offering period, employees are able to purchase shares of our common stock at a price equal to 85% of the lesser of the market value of the stock on the first and last day of such offering period. The purchases are made through payroll deductions, and the number of shares that may be purchased is limited by IRS regulations. The total number of shares issued under the plan for the offering periods in each of 2009, 2008 and 2007 was approximately 969,000, 839,000 and 713,000, respectively. Including the impact of the January 2010 issuance of shares associated with the July to December 2009 offering period, approximately 2.5 million shares remain available for issuance under the plan.

Accounting for our Employee Stock Purchase Plan increased annual compensation expense by approximately $6 million, or $4 million net of tax, for both 2009 and 2008 and by approximately $5 million, or $3 million net of tax, for 2007.

Employee Stock Incentive Plans

Pursuant to our stock incentive plan, we have the ability to issue stock options, stock awards and stock appreciation rights, all on terms and conditions determined by the Management Development and Compensation Committee of our Board of Directors.

The Company's 2004 Stock Incentive Plan, which authorized the issuance of up to 34 million shares of our common stock, terminated by its terms in May 2009, at which time stockholders approved our 2009 Stock Incentive Plan. Under the 2009 Plan, up to 26.2 million shares of our common stock are available for issuance. All of our stock-based compensation awards described herein have been made under either our 2004 or 2009 Plan. We currently utilize treasury shares to meet the needs of our equity-based compensation programs under the 2009 Plan and to settle outstanding awards granted pursuant to previous incentive plans.

During the three years ended December 31, 2009, the Company's long-term incentive plan, or LTIP, has included an annual grant of restricted stock units and performance share units for key employees. Beginning in 2008, the annual LTIP grant made to the Company's senior leadership team, which generally represents the Company's executive officers, has been comprised solely of performance share units. During the reported periods, the Company has also granted restricted stock units to employees working on key initiatives; in connection with new hires and promotions; and to field-based managers.

Restricted Stock Units — A summary of our restricted stock units is presented in the table below (units in thousands):

	Years Ended December 31,					
	2009		2008		2007	
	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value
Unvested, Beginning of year	1,121	$33.46	1,124	$32.58	1,279	$30.63
Granted	369	$23.66	359	$33.33	324	$37.28
Vested(a)	(412)	$31.49	(338)	$30.41	(376)	$30.43
Forfeited	(48)	$32.81	(24)	$33.22	(103)	$30.94
Unvested, End of year	1,030	$30.76	1,121	$33.46	1,124	$32.58

(a) The total fair market value of the shares issued upon the vesting of restricted stock units during the years ended December 31, 2009, 2008 and 2007 was $13 million, $11 million and $14 million, respectively.

Restricted stock units provide award recipients with dividend equivalents during the vesting period, but the units may not be voted or sold until time-based vesting restrictions have lapsed. Restricted stock units provide for three-year cliff vesting. Unvested units are subject to forfeiture in the event of voluntary or for-cause termination.

Restricted stock units are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and become immediately vested in the event of an employee's death or disability.

Compensation expense associated with restricted stock units is measured based on the grant-date fair value of our common stock and is recognized on a straight-line basis over the required employment period, which is generally the vesting period. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of current period and historical forfeitures.

Performance Share Units — Performance share units are payable in shares of common stock based on the achievement of certain financial measures, after the end of a three-year performance period. At the end of the three-year period, the number of shares awarded can range from 0% to 200% of the targeted amount. A summary of our performance share units is presented in the table below (units in thousands):

	Years Ended December 31,					
	2009		2008		2007	
	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value
Unvested, Beginning of year	2,644	$34.10	2,134	$32.72	1,391	$29.52
Granted	1,159	$22.66	1,169	$32.92	907	$37.28
Vested(a),(b)	(635)	$31.93	(615)	$27.05	(53)	$27.05
Forfeited	(86)	$33.59	(44)	$34.48	(111)	$32.86
Unvested, End of year	3,082	$30.26	2,644	$34.10	2,134	$32.72

(a) The units that vested in 2009 and 2008 were subject to three-year performance targets that were established when the awards were granted. The Company's financial results for the three-year periods ended December 31, 2008 and December 31, 2007, as measured for purposes of these awards, were lower than the target levels established. Accordingly, in 2009, we issued approximately 594,000 shares for vested units, or 94% of the established target and in 2008, we issued approximately 561,000 shares for vested units, or 91% of the established target. The Company's performance exceeded the target level established for the awards that vested in 2007 and we issued approximately 65,000 shares.

(b) The shares issued upon the vesting of performance share units had a fair market value of $17 million in 2009, $19 million in 2008 and $2 million in 2007.

Performance share units have no voting rights and dividend equivalents are paid out in cash based on actual performance at the end of the awards' performance period. Performance share units are payable to an employee (or his beneficiary) upon death or disability as if that employee had remained employed until the end of the performance period, are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and are subject to forfeiture in the event of voluntary or for-cause termination.

Compensation expense associated with performance share units that continue to vest based on future performance is measured based on the grant-date fair value of our common stock. Compensation expense is recognized ratably over the performance period based on our estimated achievement of the established performance criteria. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of both the probability that the performance criteria will be achieved and current period and historical forfeitures.

For the years ended December 31, 2009, 2008 and 2007, we recognized $22 million, $42 million and $31 million, respectively, of compensation expense associated with restricted stock unit and performance share unit awards as a component of "Selling, general and administrative" expenses in our Consolidated Statement of Operations. Our "Provision for income taxes" for the years ended December 31, 2009, 2008 and 2007 include related deferred income tax benefits of $9 million, $16 million and $12 million, respectively. We have not capitalized any equity-based compensation costs during the years ended December 31, 2009, 2008 and 2007.

Compensation expense recognized in 2009 was significantly less than expense recognized in prior years primarily due to the Company's determination that it is no longer probable that the targets established for performance share units granted in 2008 will be met. Accordingly, during the second quarter of 2009, we recognized an adjustment to "Selling, general and administrative" expenses for the reversal of all previously recognized compensation expense associated with this award. As of December 31, 2009, we estimate that a total of approximately $30 million of currently unrecognized compensation expense will be recognized in future periods for unvested restricted stock unit and performance share unit awards issued and outstanding. Our estimated unrecognized compensation expense is also lower in 2009 than in prior years as a result of our determination that it is no longer probable that the targets for performance share units granted in 2008 will be achieved. Unrecognized compensation expense associated with all unvested awards currently outstanding is expected to be recognized over a weighted average period of approximately two years.

Stock Options — Prior to 2005, stock options were the primary form of equity-based compensation we granted to our employees.

A summary of our stock options is presented in the table below (shares in thousands):

	Years Ended December 31,					
	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of year	11,045	$26.97	14,620	$29.33	21,779	$29.52
Granted(a)	1	$27.90	6	$35.27	17	$38.47
Exercised(b)	(1,285)	$30.20	(1,506)	$24.95	(5,252)	$25.96
Forfeited or expired	(961)	$39.62	(2,075)	$45.09	(1,924)	$40.75
Outstanding, End of year(c)	8,800	$25.98	11,045	$26.97	14,620	$29.33
Exercisable, End of year	8,798	$25.98	11,044	$26.97	14,618	$29.33

(a) Although we stopped granting stock options in 2005, some of our outstanding options have a reload feature that provides for the automatic grant of a new stock option when the exercise price of the existing stock option is paid using already owned shares of common stock. The new option will be for the same number of shares used as payment of the exercise price.

(b) The aggregate intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $12 million, $16 million and $62 million, respectively.

(c) Stock options outstanding as of December 31, 2009 have a weighted average remaining contractual term of 2.9 years and an aggregate intrinsic value of $69 million based on the market value of our common stock on December 31, 2009.

We received cash proceeds of $20 million, $37 million and $135 million during the years ended December 31, 2009, 2008 and 2007, respectively, from our employees' stock option exercises. We also realized tax benefits from these stock option exercises during the years ended December 31, 2009, 2008 and 2007 of $5 million, $6 million and $24 million, respectively. These amounts have been presented as cash inflows in the "Cash flows from financing activities" section of our Consolidated Statements of Cash Flows.

Exercisable stock options at December 31, 2009, were as follows (shares in thousands):

Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Years
$13.31-$20.00	1,525	$19.21	2.87
$20.01-$30.00	7,006	$27.18	2.91
$30.01-$39.93	267	$33.18	2.77
$13.31-$39.93	8,798	$25.98	2.90

Non-Employee Director Plans

Our non-employee directors currently receive annual grants of shares of our common stock, payable in two equal installments, under the same stock incentive plans we use for employees' equity grants, described above. Prior to 2008, our directors received deferred stock units and were allowed to elect to defer a portion of their cash compensation in the form of deferred stock units, to be paid out in shares of our common stock at the termination of board service, pursuant to our 2003 Directors' Deferred Compensation Plan. In late 2007, each member of the Board of Directors elected to receive payment of shares for his deferred stock units at the end of December 2008 and recognized taxable income on such payment. The Board of Directors terminated the 2003 Directors' Plan in 2009 and, as a result, no shares remain available for issuance under that plan.

17. Earnings Per Share

Basic and diluted earnings per share were computed using the following common share data (shares in millions):

	Years Ended December 31,		
	2009	2008	2007
Number of common shares outstanding at year-end	486.1	490.7	500.1
Effect of using weighted average common shares outstanding	5.1	1.4	17.2
Weighted average basic common shares outstanding	491.2	492.1	517.3
Dilutive effect of equity-based compensation awards, warrants and other contingently issuable shares	2.4	3.3	4.5
Weighted average diluted common shares outstanding	493.6	495.4	521.8
Potentially issuable shares	13.2	15.1	18.2
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	0.3	0.8	2.4

18. Fair Value Measurements

Assets and Liabilities Accounted for at Fair Value

Authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. As of December 31, 2009, our assets and liabilities that are measured at fair value on a recurring basis include the following (in millions):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$1,096	$1,096	$—	$—
Available-for-sale securities	308	308	—	—
Interest rate derivatives	45	—	45	—
Total assets	$1,449	$1,404	$45	$—
Liabilities:				
Foreign currency derivatives	$ 18	$ —	$18	$—
Total liabilities	$ 18	$ —	$18	$—

Cash and Cash Equivalents

Cash equivalents are reflected at fair value in our Consolidated Financial Statements based upon quoted market prices and consist primarily of money market funds that invest in United States government obligations with original maturities of three months or less.

Available-for-Sale Securities

Available for-sale securities are recorded at fair value based on quoted market prices. These assets include restricted trusts and escrow accounts invested in money market mutual funds, equity-based mutual funds and other equity securities. The cost basis of restricted trusts and escrow accounts invested in equity-based mutual funds and other equity securities was $77 million as of December 31, 2009 and 2008. Unrealized holding gains and losses on these instruments are recorded as either an increase or decrease to the asset balance and deferred as a component of "Accumulated other comprehensive income" in the equity section of our Consolidated Balance Sheets. The net unrealized holding gains on these instruments, net of taxes, were $2 million as of December 31, 2009 and the net unrealized holding losses on these instruments, net of taxes, were $2 million as of December 31, 2008. The fair value of our remaining available-for-sale securities approximates our cost basis in the investments.

Interest Rate Derivatives

As of December 31, 2009, we are party to (i) fixed-to-floating interest rate swaps that are designated as fair value hedges of our currently outstanding senior notes; (ii) forward-starting interest rate swaps that are designated as cash flow hedges of anticipated interest payments for future fixed-rate debt issuances; and (iii) Treasury rate locks that are designated as cash flow hedges of anticipated interest payments of a future fixed-rate debt issuance. Our fixed-to-floating interest rate swaps and forward-starting interest rate swaps are LIBOR based instruments. Accordingly, these derivatives are valued using a third-party pricing model that incorporates information about LIBOR yield curves for each instrument's respective term. Our Treasury rate locks are valued using a third-party pricing model that incorporates information about the on-the-run 10-year U.S. Treasury yield curve. The third-party pricing model used to value our interest rate derivatives also incorporates Company and counterparty credit valuation adjustments, as appropriate. Counterparties to our interest rate derivatives are financial institutions who participate in our $2.4 billion revolving credit facility. Valuations of our interest rate derivatives may fluctuate significantly from period-to-period due to volatility in underlying interest rates, which are driven by market conditions and the scheduled maturities of the derivatives. Refer to Note 8 for additional information regarding our interest rate derivatives.

Foreign Currency Derivatives

Our foreign currency derivatives are valued using forward Canadian dollar exchange prices at the reporting date. Counterparties to these contracts are financial institutions who participate in our $2.4 billion revolving credit facility. Valuations may fluctuate significantly from period-to-period due to volatility in the Canadian dollar to U.S. dollar exchange rate. Due to the short-term maturities of the Company's foreign currency exchange derivatives, counterparty credit risk is not significant. Refer to Note 8 for additional information regarding our foreign currency derivatives.

Fair Value of Debt

At December 31, 2009, the carrying value of our debt was approximately $8.9 billion compared with $8.3 billion at December 31, 2008. The carrying value of our debt includes adjustments for both the unamortized fair value adjustments related to terminated hedge arrangements and fair value adjustments of debt instruments that are currently hedged.

The estimated fair value of our debt was approximately $9.3 billion at December 31, 2009 and approximately $7.7 billion at December 31, 2008. The estimated fair value of our senior notes is based on quoted market prices. The carrying value of remarketable debt approximates fair value due to the short-term nature of the attached interest rates. The fair value of our other debt is estimated using discounted cash flow analysis, based on rates we would currently pay for similar types of instruments. The increase in the fair value of our debt when comparing December 31, 2009 with December 31, 2008 is primarily related to (i) an increase in outstanding debt balances; (ii) an increase in market prices for corporate debt securities due to a significant improvement in the condition of the credit markets as compared with late 2008, which caused a substantial increase in the fair value of our publicly-traded senior notes; and (iii) a significant decrease in current market rates on fixed-rate tax-exempt bonds.

Although we have determined the estimated fair value amounts using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of December 31, 2009 and December 31, 2008. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

19. Acquisitions and Divestitures

Acquisitions

We continue to pursue the acquisition of businesses that are accretive to our solid waste operations and enhance and expand our existing service offerings. We have seen the greatest opportunities for realizing superior returns from tuck-in acquisitions, which are primarily the purchases of collection operations that enhance our existing route structures and are strategically located near our existing disposal operations.

In 2009, we acquired businesses primarily related to our collection operations. Total consideration, net of cash acquired, for acquisitions was $336 million, which included $266 million in cash payments, a liability for additional cash payments with an estimated fair value of $46 million, and assumed liabilities of $24 million. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally included targeted revenues. At the date of acquisition, our estimated obligations for the contingent cash payments were between $42 million and $56 million. As of December 31, 2009, we had paid $15 million of this contingent consideration.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $102 million; "Other intangible assets," which had an estimated fair value of $105 million; and "Goodwill" of $125 million. Goodwill is a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible.

Our 2009 acquisitions included the purchase of the remaining equity interest in one of our portable self-storage investments, increasing our equity interest in this entity from 50% to 100%. As a result of this acquisition, we recognized a $4 million loss for the remeasurement of the fair value of our initial equity investment, which was determined to be $5 million. This loss was recognized as a component of "(Income) expense from divestitures, asset impairments and unusual items" in our Statement of Operations.

In 2008 and 2007, we completed several acquisitions for a cost, net of cash acquired, of $280 million and $90 million, respectively.

Divestitures

The aggregate sales price for divestitures of operations was $1 million in 2009, $59 million in 2008, and $224 million in 2007. The proceeds from these sales were comprised substantially of cash. We recognized net gains on these divestitures of $33 million in 2008, and $59 million in 2007. The impact to our 2009 income from operations of gains and losses on divestitures was less than $1 million. These divestitures were made as part of our initiative to improve or divest certain underperforming and non-strategic operations.

20. Variable Interest Entities

Following is a description of our financial interests in variable interest entities that we consider significant, including (i) those for which we have determined that we are the primary beneficiary of the entity and, therefore, have consolidated the entity into our financial statements; and (ii) those that represent a significant interest in an unconsolidated entity. As disclosed in Note 24, we are in the process of assessing revised guidance from the FASB related to variable interest entities that is effective for the Company January 1, 2010.

Consolidated Variable Interest Entities

Waste-to-Energy LLCs — On June 30, 2000, two limited liability companies were established to purchase interests in existing leveraged lease financings at three waste-to-energy facilities that we lease, operate and maintain. We own a 0.5% interest in one of the LLCs ("LLC I") and a 0.25% interest in the second LLC ("LLC II"). John Hancock Life Insurance Company owns 99.5% of LLC I and 99.75% of LLC II is owned by LLC I and the CIT Group. In 2000, Hancock and CIT made an initial investment of $167 million in the LLCs, which was used to purchase the three waste-to-energy facilities and assume the seller's indebtedness. Under the LLC agreements, the LLCs shall be dissolved upon the occurrence of any of the following events: (i) a written decision of all members of the LLCs; (ii) December 31, 2063; (iii) a court's dissolution of the LLCs; or (iv) the LLCs ceasing to own any interest in the waste-to-energy facilities.

Income, losses and cash flows of the LLCs are allocated to the members based on their initial capital account balances until Hancock and CIT achieve targeted returns; thereafter, we will receive 80% of the earnings of each of the LLCs and Hancock and CIT will be allocated the remaining 20% based on their respective equity interests. All capital allocations made through December 31, 2009 have been based on initial capital account balances as the target returns have not yet been achieved.

Our obligations associated with our interests in the LLCs are primarily related to the lease of the facilities. In addition to our minimum lease payment obligations, we are required to make cash payments to the LLCs for differences between fair market rents and our minimum lease payments. These payments are subject to adjustment based on factors that include the fair market value of rents for the facilities and lease payments made through the re-measurement dates. In addition, we may be required under certain circumstances to make capital contributions to the LLCs based on differences between the fair market value of the facilities and defined termination values as provided for by the underlying lease agreements, although we believe the likelihood of the occurrence of these circumstances is remote.

We determined that we are the primary beneficiary of the LLCs because our interest in the entities is subject to variability based on changes in the fair market value of the leased facilities, while Hancock's and CIT's interests are structured to provide targeted returns based on their respective initial investments. As of December 31, 2009, our Consolidated Balance Sheet includes $331 million of net property and equipment associated with the LLCs' waste-to-energy facilities and $234 million in noncontrolling interests associated with Hancock's and CIT's interests in the LLCs. During the years ended December 31, 2009, 2008 and 2007, we recognized noncontrolling interest expense of $50 million, $41 million and $35 million, respectively, for Hancock's and CIT's interests in the LLCs' earnings, which are largely eliminated in WMI's consolidation.

Trusts for Closure, Post-Closure or Environmental Remediation Obligations — We have determined that we are the primary beneficiary of trust funds that were created to settle certain of our closure, post-closure or environmental remediation obligations. Although we are not always the sole beneficiary of these trust funds, we have determined that we are the primary beneficiary because we retain a majority of the risks and rewards associated with changes in the fair value of the assets held in trust. As the trust funds are expected to continue to meet the statutory requirements for which they were established, we do not believe that there is any material exposure to loss associated with the trusts. The consolidation of these variable interest entities has not materially affected our financial position or results of operations.

Significant Unconsolidated Variable Interest Entities

Investments in Coal-Based Synthetic Fuel Production Facilities — As discussed in Note 9, through December 31, 2007, we owned an interest in two coal-based synthetic fuel production facilities. Along with the other equity investors, we supported the operations of the entities in exchange for a pro-rata share of the tax credits generated by the facilities. Our obligation to support the facilities' operations was, therefore, limited to the tax benefit we received. We were not the primary beneficiary of either of these entities. As such, we accounted for these investments under the equity method of accounting and did not consolidate the facilities.

21. Segment and Related Information

We currently manage and evaluate our operations primarily through our Eastern, Midwest, Southern, Western and Wheelabrator Groups. These five Groups are presented below as our reportable segments. Our segments provide integrated waste management services consisting of collection, disposal (solid waste and hazardous waste landfills), transfer, waste-to-energy facilities and independent power production plants that are managed by Wheelabrator, recycling services and other services to commercial, industrial, municipal and residential customers throughout the United States and in Puerto Rico and Canada. The operations not managed through our five Groups are presented herein as "Other."

As a result of the transfer of responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities to the management teams of our geographic Groups, we also changed the way we review the financial results of our geographic Groups. Beginning in 2009, the financial results of our material recovery facilities and secondary processing facilities are included as a component of their respective geographic Group and the financial results of our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. We have reflected the impact of these changes for all periods presented to provide financial information that consistently reflects our current approach to managing our geographic Group operations.

Summarized financial information concerning our reportable segments for the respective years ended December 31 is shown in the following table (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(c)	Net Operating Revenues	Income from Operations (d),(e)	Depreciation and Amortization	Capital Expenditures (f),(g)	Total Assets (h),(i)
2009							
Eastern	$ 2,960	$ (533)	$ 2,427	$ 483	$ 276	$ 216	$ 4,326
Midwest	2,855	(426)	2,429	450	261	218	4,899
Southern	3,328	(431)	2,897	768	274	242	3,250
Western	3,125	(412)	2,713	521	226	195	3,667
Wheelabrator	841	(123)	718	235	57	11	2,266
Other(a)	628	(21)	607	(136)	29	128	1,112
	13,737	(1,946)	11,791	2,321	1,123	1,010	19,520
Corporate and Other(b)	—	—	—	(434)	43	66	2,281
Total	$13,737	$(1,946)	$11,791	$1,887	$1,166	$1,076	$21,801
2008							
Eastern	$ 3,319	$ (599)	$ 2,720	$ 523	$ 284	$ 318	$ 4,372
Midwest	3,267	(475)	2,792	475	287	296	4,626
Southern	3,740	(493)	3,247	872	294	303	3,218
Western	3,387	(428)	2,959	612	238	295	3,686
Wheelabrator	912	(92)	820	323	56	24	2,359
Other(a)	897	(47)	850	(60)	32	81	873
	15,522	(2,134)	13,388	2,745	1,191	1,317	19,134
Corporate and Other(b)	—	—	—	(511)	47	45	1,676
Total	$15,522	$(2,134)	$13,388	$2,234	$1,238	$1,362	$20,810
2007							
Eastern	$ 3,411	$ (633)	$ 2,778	$ 550	$ 296	$ 260	$ 4,358
Midwest	3,289	(500)	2,789	524	306	297	4,876
Southern	3,737	(542)	3,195	826	300	273	3,139
Western	3,444	(440)	3,004	618	233	224	3,591
Wheelabrator	868	(71)	797	292	57	26	2,399
Other(a)	832	(85)	747	(38)	13	66	997
	15,581	(2,271)	13,310	2,772	1,205	1,146	19,360
Corporate and Other(b)	—	—	—	(518)	54	(2)	1,472
Total	$15,581	$(2,271)	$13,310	$2,254	$1,259	$1,144	$20,832

(a) Our "Other" net operating revenues and "Other" income from operations include (i) the effects of those elements of our in-plant services, landfill gas-to-energy operations and third-party sub-contract and administration revenues managed by our Upstream, Renewable Energy and National Accounts organizations that are not included with the operations of our reportable segments; (ii) our recycling brokerage and electronic recycling services; and (iii) the impacts of investments that we are making in expanded service offerings such as portable self-storage, fluorescent lamp recycling and healthcare solutions. In addition, our "Other" income from operations reflects the impacts of (i) non-operating entities that provide financial assurance and self-insurance support for the Groups or financing for our Canadian operations; and (ii) certain year-end adjustments recorded in consolidation related to the reportable segments that were not included in the measure of segment profit or loss used to assess their performance for the periods disclosed.

(b) Corporate operating results reflect the costs incurred for various support services that are not allocated to our five Groups. These support services include, among other things, treasury, legal, information technology, tax, insurance, centralized service center processes, other administrative functions and the maintenance of our closed landfills. Income from operations for "Corporate and other" also includes costs associated with our long-term incentive program and any administrative expenses or revisions to our estimated obligations associated with divested operations.

(c) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(d) For those items included in the determination of income from operations, the accounting policies of the segments are the same as those described in Note 3.

(e) The income from operations provided by our four geographic segments is generally indicative of the margins provided by our collection, landfill, transfer and recycling businesses. The operating margins provided by our Wheelabrator segment (waste-to-energy facilities and independent power production plants) have historically been higher than the margins provided by our base business generally due to the combined impact of long-term disposal and energy contracts and the disposal demands of the regions in which our facilities are concentrated. However, the revenues and operating results of our Wheelabrator Group have been unfavorably affected by a significant decrease in the rates charged for electricity under our power purchase contracts, which correlate with natural gas prices in the markets where we operate. Exposure to market fluctuations in electricity prices has increased for the Wheelabrator Group in 2009 due in large part to the expiration of several long-term energy contracts. Additionally, the Company's current focus on the expansion of our waste-to-energy business both internationally and domestically has increased Wheelabrator's costs and expenses, which has negatively affected the comparability of their operating results for the periods presented. From time to time the operating results of our reportable segments are significantly affected by unusual or infrequent transactions or events. Refer to Note 12 and Note 13 for an explanation of transactions and events affecting the operating results of our reportable segments.

(f) Includes non-cash items. Capital expenditures are reported in our reportable segments at the time they are recorded within the segments' property, plant and equipment balances and, therefore, may include amounts that have been accrued but not yet paid.

(g) Because of the length of time inherent in completing certain fleet purchases, our Corporate and Other segment initiates certain fleet-related purchases on behalf of our reportable segments. The related capital expenditures are recorded in our Corporate and Other organization until the time at which the fleet items are delivered to our Groups. Once delivery occurs, the total cost of the items received are reported as capital expenditures in our Groups with an offset for the costs previously reported by the Corporate and Other organization. In 2007, the quantity of fleet purchases previously reported by the Corporate and Other organization that were delivered to our Groups more than offset the quantity of new fleet purchases initiated by our Corporate and Other organization.

(h) The reconciliation of total assets reported above to "Total assets" in the Consolidated Balance Sheets is as follows (in millions):

	December 31,		
	2009	2008	2007
Total assets, as reported above	$21,801	$20,810	$20,832
Elimination of intercompany investments and advances	(647)	(583)	(657)
Total assets, per Consolidated Balance Sheets	$21,154	$20,227	$20,175

(i) Goodwill is included within each Group's total assets. As discussed above, for segment reporting purposes, our material recovery facilities and secondary processing facilities are included as a component of their respective geographic Group and our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. The following table shows changes in goodwill during 2008 and 2009 by reportable segment on a realigned basis (in millions):

	Eastern	Midwest	Southern	Western	Wheelabrator	Other	Total
Balance, December 31, 2007	$1,489	$1,334	$594	$1,167	$788	$34	$5,406
Acquired goodwill	4	20	54	53	—	1	132
Divested goodwill, net of assets held-for-sale	(3)	(2)	(4)	—	—	—	(9)
Translation and other adjustments	(2)	(52)	(1)	(12)	—	—	(67)
Balance, December 31, 2008	1,488	1,300	643	1,208	788	35	5,462
Acquired goodwill	10	45	36	7	—	27	125
Divested goodwill, net of assets held-for-sale	2	—	—	—	—	—	2
Translation adjustments	—	37	—	6	—	—	43
Balance, December 31, 2009	$1,500	$1,382	$679	$1,221	$788	$62	$5,632

The table below shows the total revenues by principal line of business (in millions):

	Years Ended December 31,		
	2009	2008	2007
Collection	$ 7,980	$ 8,679	$ 8,714
Landfill	2,547	2,955	3,047
Transfer	1,383	1,589	1,654
Wheelabrator	841	912	868
Recycling	741	1,180	1,135
Other(a)	245	207	163
Intercompany(b)	(1,946)	(2,134)	(2,271)
Operating revenues	$11,791	$13,388	$13,310

(a) The "Other" line-of-business includes in-plant services, landfill gas-to-energy operations, Port-O-Let® services, portable self-storage, fluorescent lamp recycling, street and parking lot sweeping services and health-care solutions services.

(b) Intercompany revenues between lines of business are eliminated within the Consolidated Financial Statements included herein.

Net operating revenues relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
United States and Puerto Rico	$11,137	$12,621	$12,566
Canada	654	767	744
Total	$11,791	$13,388	$13,310

Property and equipment (net) relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	December 31,		
	2009	2008	2007
United States and Puerto Rico	$10,251	$10,355	$10,122
Canada	1,290	1,047	1,229
Total	$11,541	$11,402	$11,351

22. Quarterly Financial Data (Unaudited)

The following table summarizes the unaudited quarterly results of operations for 2009 and 2008 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Operating revenues	$2,810	$2,952	$3,023	$3,006
Income from operations	372	534	525	456
Consolidated net income	170	267	292	331
Net income attributable to Waste Management, Inc.	155	247	277	315
Basic earnings per common share	0.31	0.50	0.56	0.65
Diluted earnings per common share	0.31	0.50	0.56	0.64
2008				
Operating revenues	$3,266	$3,489	$3,525	$3,108
Income from operations	511	632	632	459
Consolidated net income	248	331	323	226
Net income attributable to Waste Management, Inc.	241	318	310	218
Basic earnings per common share	0.49	0.65	0.63	0.44
Diluted earnings per common share	0.48	0.64	0.63	0.44

Basic and diluted earnings per common share for each of the quarters presented above is based on the respective weighted average number of common and dilutive potential common shares outstanding for each quarter and the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per common share amounts.

From time to time, our operating results are significantly affected by unusual or infrequent transactions or events. The following significant and unusual items have affected the comparison of our operating results during the periods presented:

First Quarter 2009

- Income from operations was positively affected by the recognition of a $10 million favorable adjustment to "Operating" expenses due to an increase from 2.25% to 2.75% in the discount rate used to estimate the present value of our environmental remediation obligations. This reduction to "Operating" expenses resulted in a corresponding increase in "Net income attributable to noncontrolling interests" of $2 million. The discount rate adjustment increased the quarter's "Net income attributable to Waste Management, Inc." by $5 million, or $0.01 per diluted share.
- Income from operations was negatively affected by a non-cash charge of $49 million related to the abandonment of the SAP waste and recycling revenue management software, which reduced "Net income attributable to Waste Management, Inc." by $30 million, or $0.06 per diluted share. Additionally, we recognized $38 million of charges related to our January 2009 restructuring, which reduced "Net income attributable to Waste Management, Inc." by $23 million, or $0.05 per diluted share.

Second Quarter 2009

- Income from operations was positively affected by the recognition of a $22 million favorable adjustment to "Operating" expenses due to an increase from 2.75% to 3.50% in the discount rate used to estimate the present value of our environmental remediation obligations and recovery assets. This reduction to "Operating" expenses resulted in a corresponding increase in "Net income attributable to noncontrolling interests" of $6 million. Additionally, our "Selling, general and administrative" expenses were reduced by $8 million as a result of the reversal of all compensation costs previously recognized for our 2008 performance share units based on a determination that it is no longer probable that the targets established for that award will be met. These items increased the quarter's "Net income attributable to Waste Management, Inc." by $15 million, or $0.03 per diluted share.
- Income from operations was negatively affected by (i) a $9 million charge to "Operating" expenses for a withdrawal of bargaining unit employees from an underfunded, multi-employer pension fund; (ii) $5 million of charges related to our January 2009 restructuring; and (iii) a $2 million impairment charge recognized by our Southern Group due to a change in expectations for the operating life of a landfill. These items decreased the quarter's "Net income attributable to Waste Management, Inc." by $10 million, or $0.02 per diluted share.

Third Quarter 2009

- Income from operations was negatively affected by $3 million of charges related to our January 2009 restructuring. This charge negatively affected "Net income attributable to Waste Management, Inc." for the quarter by $2 million.
- Our "Provision for income taxes" for the quarter was reduced by $19 million primarily as a result of the finalization of our 2008 tax returns and tax audit settlements, which positively affected "Diluted earnings per common share" by $0.04.

Fourth Quarter 2009

- Income from operations was positively affected by (i) an $18 million increase in the revenues of our Eastern Group for payments received under an oil and gas lease at one of our landfills; and (ii) a $22 million decrease to "Depreciation and amortization" expense for adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace. These items increased the quarter's "Net income attributable to Waste Management, Inc." by $24 million, or $0.05 per diluted share.

- Income from operations was negatively affected by (i) a $27 million impairment charge recognized by our Western Group as a result in a change in expectations for the future operations of an inactive landfill in California; (ii) a $12 million increase to "Selling, general and administrative" expenses for several legal matters; (iii) a $4 million impairment charge required to write-down certain of our investments in portable self-storage operations to their fair value as a result of our acquisition of a controlling financial interest in those operations; (iv) $4 million of charges related to our January 2009 restructuring; and (v) a $2 million impairment charge related to the abandonment of the SAP waste and recycling revenue management software. These items decreased the quarter's "Net income attributable to Waste Management, Inc." by $29 million, or $0.06 per diluted share.
- Our "Provision for income taxes" for the quarter was reduced by $108 million as a result of (i) the liquidation of a foreign subsidiary, which generated a capital loss that could be utilized to offset capital gains generated in previous years; (ii) the utilization of state net operating loss and credit carry-forwards; and (iii) a reduction in provincial tax rates in Ontario, Canada, which resulted in the revaluation of related deferred tax balances. This significant decrease in taxes resulted in an effective tax rate of 4.9% for the fourth quarter of 2009 and positively affected the quarter's "Diluted earnings per common share" by $0.22.

First Quarter 2008

- Net income was positively affected by a $6 million reduction in our "Provision for income taxes" recognized as a result of the settlement of tax audits.

Second Quarter 2008

- Net income was positively affected by (i) a $7 million reduction in our "Provision for income taxes" recognized as a result of the settlement of tax audits; and (ii) a $10 million net reduction in "Interest expense," or $6 million net of tax, for the immediate recognition of fair value adjustments associated with terminated interest rate swaps related to our $244 million of 8.75% senior notes that were repaid in May 2008, but would have matured in 2018.

Third Quarter 2008

- Income from operations was positively affected by the recognition of a $23 million net credit to "(Income) expense from divestitures, asset impairments and unusual items" due to $26 million of gains from divestitures of underperforming collection operations in our Southern Group, offset in part by a $3 million impairment charge recognized as a result of a decision to close a landfill in our Southern Group. These items positively affected net income for the period by $14 million, or $0.03 per diluted share.
- Income from operations was negatively affected by $26 million of increased "Operating" expenses due to a labor disruption associated with the renegotiation of a collective bargaining agreement in Milwaukee, Wisconsin and the related agreement of the bargaining unit to withdraw from the Central States Pension Fund. These charges negatively affected net income for the period by $16 million, or $0.03 per diluted share.

Fourth Quarter 2008

- Income from operations was positively affected by (i) a $6 million reduction in landfill amortization expenses associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace; and (ii) the recognition of a $5 million net credit to "(Income) expense from divestitures, asset impairments and unusual items" for the divestiture of operations, principally in our Midwest Group. These items positively affected net income for the period by $6 million, or $0.01 per diluted share.

- Income from operations was negatively affected by (i) $24 million of increased "Operating" expenses due to labor disruptions associated with the renegotiation of various collective bargaining agreements and the related withdrawal of the bargaining units from multi-employer pension plans; and (ii) a $33 million charge to "Operating" expenses as a result of a decrease in the risk-free interest rate used to discount our environmental remediation liabilities. The charge to "Operating" expenses associated with the change in the discount rate used for our environmental remediation liabilities resulted in a $6 million decrease in net income attributable to noncontrolling interests during the period. Collectively, these items negatively affected net income for the period by $30 million, or $0.06 per diluted share.
- Net income was positively affected by a $13 million reduction in our "Provision for income taxes" recognized as a result of tax audit settlements.

23. Condensed Consolidating Financial Statements

WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness. WMI has fully and unconditionally guaranteed all of WM Holdings' senior indebtedness. None of WMI's other subsidiaries have guaranteed any of WMI's or WM Holdings' debt. As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2009

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,093	$ —	$ 47	$ —	$ 1,140
Other current assets	24	1	1,845	—	1,870
	1,117	1	1,892	—	3,010
Property and equipment, net	—	—	11,541	—	11,541
Investments in and advances to affiliates	10,174	12,770	2,303	(25,247)	—
Other assets	62	17	6,524	—	6,603
Total assets	$11,353	$12,788	$22,260	$(25,247)	$21,154
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 580	$ 35	$ 134	$ —	$ 749
Accounts payable and other current liabilities	90	17	2,045	—	2,152
	670	52	2,179	—	2,901
Long-term debt, less current portion	4,398	601	3,125	—	8,124
Other liabilities	—	—	3,538	—	3,538
Total liabilities	5,068	653	8,842	—	14,563
Equity:					
Stockholders' equity	6,285	12,135	13,112	(25,247)	6,285
Noncontrolling interests	—	—	306	—	306
	6,285	12,135	13,418	(25,247)	6,591
Total liabilities and equity	$11,353	$12,788	$22,260	$(25,247)	$21,154

CONDENSED CONSOLIDATING BALANCE SHEETS (Continued)

December 31, 2008

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 450	$ —	$ 30	$ —	$ 480
Other current assets	6	—	1,849	—	1,855
	456	—	1,879	—	2,335
Property and equipment, net	—	—	11,402	—	11,402
Investments in and advances to affiliates	9,851	11,615	1,334	(22,800)	—
Other assets	109	18	6,363	—	6,490
Total assets	$10,416	$11,633	$20,978	$(22,800)	$20,227
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 507	$ —	$ 328	$ —	$ 835
Accounts payable and other current liabilities	76	17	2,108	—	2,201
	583	17	2,436	—	3,036
Long-term debt, less current portion	3,931	638	2,922	—	7,491
Other liabilities	—	—	3,515	—	3,515
Total liabilities	4,514	655	8,873	—	14,042
Equity:					
Stockholders' equity	5,902	10,978	11,822	(22,800)	5,902
Noncontrolling interests	—	—	283	—	283
	5,902	10,978	12,105	(22,800)	6,185
Total liabilities and equity	$10,416	$11,633	$20,978	$(22,800)	$20,227

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2009					
Operating revenues	$ —	$ —	$11,791	$ —	$11,791
Costs and expenses	—	—	9,904	—	9,904
Income from operations	—	—	1,887	—	1,887
Other income (expense):					
Interest income (expense)	(268)	(41)	(104)	—	(413)
Equity in subsidiaries, net of taxes	1,157	1,182	—	(2,339)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(1)	—	(1)
	889	1,141	(105)	(2,339)	(414)
Income before income taxes	889	1,141	1,782	(2,339)	1,473
Provision for (benefit from) income taxes	(105)	(16)	534	—	413
Consolidated net income	994	1,157	1,248	(2,339)	1,060
Less: Net income attributable to noncontrolling interests	—	—	66	—	66
Net income attributable to Waste Management, Inc.	$ 994	$1,157	$ 1,182	$(2,339)	$ 994
Year Ended December 31, 2008					
Operating revenues	$ —	$ —	$13,388	$ —	$13,388
Costs and expenses	—	—	11,154	—	11,154
Income from operations	—	—	2,234	—	2,234
Other income (expense):					
Interest income (expense)	(274)	(40)	(122)	—	(436)
Equity in subsidiaries, net of taxes	1,254	1,278	—	(2,532)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(1)	—	(1)
	980	1,238	(123)	(2,532)	(437)
Income before income taxes	980	1,238	2,111	(2,532)	1,797
Provision for (benefit from) income taxes	(107)	(16)	792	—	669
Consolidated net income	1,087	1,254	1,319	(2,532)	1,128
Less: Net income attributable to noncontrolling interests	—	—	41	—	41
Net income attributable to Waste Management, Inc.	$1,087	$1,254	$ 1,278	$(2,532)	$ 1,087

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Continued)

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2007					
Operating revenues	$ —	$ —	$13,310	$ —	$13,310
Costs and expenses	—	—	11,056	—	11,056
Income from operations	—	—	2,254	—	2,254
Other income (expense):					
Interest income (expense)	(291)	(66)	(117)	—	(474)
Equity in subsidiaries, net of taxes	1,347	1,389	—	(2,736)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(31)	—	(31)
	1,056	1,323	(148)	(2,736)	(505)
Income before income taxes	1,056	1,323	2,106	(2,736)	1,749
Provision for (benefit from) income taxes	(107)	(24)	671	—	540
Consolidated net income	1,163	1,347	1,435	(2,736)	1,209
Less: Net income attributable to noncontrolling interests	—	—	46	—	46
Net income attributable to Waste Management, Inc.	$1,163	$1,347	$ 1,389	$(2,736)	$ 1,163

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2009					
Cash flows from operating activities:					
Consolidated net income	$ 994	$ 1,157	$ 1,248	$(2,339)	$ 1,060
Equity in earnings of subsidiaries, net of taxes	(1,157)	(1,182)	—	2,339	—
Other adjustments	26	(3)	1,279	—	1,302
Net cash provided by (used in) operating activities	(137)	(28)	2,527	—	2,362
Cash flows from investing activities:					
Acquisitions of businesses, net of cash acquired	—	—	(281)	—	(281)
Capital expenditures	—	—	(1,179)	—	(1,179)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	28	—	28
Net receipts from restricted trust and escrow accounts and other, net	—	—	182	—	182
Net cash used in investing activities	—	—	(1,250)	—	(1,250)
Cash flows from financing activities:					
New borrowings	1,385	—	364	—	1,749
Debt repayments	(810)	—	(525)	—	(1,335)
Common stock repurchases	(226)	—	—	—	(226)
Cash dividends	(569)	—	—	—	(569)
Exercise of common stock options	20	—	—	—	20
Distributions paid to noncontrolling interests and other	3	—	(99)	—	(96)
(Increase) decrease in intercompany and investments, net	977	28	(1,005)	—	—
Net cash provided by (used in) financing activities	780	28	(1,265)	—	(457)
Effect of exchange rate changes on cash and cash equivalents	—	—	5	—	5
Increase in cash and cash equivalents	643	—	17	—	660
Cash and cash equivalents at beginning of period	450	—	30	—	480
Cash and cash equivalents at end of period	$ 1,093	$ —	$ 47	$ —	$ 1,140

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2008					
Cash flows from operating activities:					
Consolidated net income	$ 1,087	$ 1,254	$ 1,319	$(2,532)	$ 1,128
Equity in earnings of subsidiaries, net of taxes	(1,254)	(1,278)	—	2,532	—
Other adjustments	(22)	(16)	1,485	—	1,447
Net cash provided by (used in) operating activities	(189)	(40)	2,804	—	2,575
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(280)	—	(280)
Capital expenditures	—	—	(1,221)	—	(1,221)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	112	—	112
Net receipts from restricted trust and escrow accounts and other, net	(2)	—	208	—	206
Net cash used in investing activities	(2)	—	(1,181)	—	(1,183)
Cash flows from financing activities:					
New borrowings	944	—	581	—	1,525
Debt repayments	(760)	(244)	(781)	—	(1,785)
Common stock repurchases	(410)	—	—	—	(410)
Cash dividends	(531)	—	—	—	(531)
Exercise of common stock options	37	—	—	—	37
Distributions paid to noncontrolling interests and other	7	—	(99)	—	(92)
(Increase) decrease in intercompany and investments, net	938	284	(1,290)	68	—
Net cash provided by (used in) financing activities	225	40	(1,589)	68	(1,256)
Effect of exchange rate changes on cash and cash equivalents	—	—	(4)	—	(4)
Increase in cash and cash equivalents	34	—	30	68	132
Cash and cash equivalents at beginning of period	416	—	—	(68)	348
Cash and cash equivalents at end of period	$ 450	$ —	$ 30	$ —	$ 480

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WMI	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2007					
Cash flows from operating activities:					
Consolidated net income	$ 1,163	$ 1,347	$ 1,435	$(2,736)	$ 1,209
Equity in earnings of subsidiaries, net of taxes	(1,347)	(1,389)	—	2,736	—
Other adjustments	(53)	(3)	1,286	—	1,230
Net cash provided by (used in) operating activities	(237)	(45)	2,721	—	2,439
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(90)	—	(90)
Capital expenditures	—	—	(1,211)	—	(1,211)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	278	—	278
Purchases of short-term investments	(1,220)	—	—	—	(1,220)
Proceeds from sales of short-term investments	1,404	—	—	—	1,404
Net receipts from restricted trust and escrow accounts and other, net	—	(4)	82	—	78
Net cash provided by (used in) investing activities	184	(4)	(941)	—	(761)
Cash flows from financing activities:					
New borrowings	300	—	644	—	944
Debt repayments	(352)	—	(848)	—	(1,200)
Common stock repurchases	(1,421)	—	—	—	(1,421)
Cash dividends	(495)	—	—	—	(495)
Exercise of common stock options	142	—	—	—	142
Distributions paid to noncontrolling interests and other	26	—	58	—	84
(Increase) decrease in intercompany and investments, net	1,594	49	(1,636)	(7)	—
Net cash provided by (used in) financing activities	(206)	49	(1,782)	(7)	(1,946)
Effect of exchange rate changes on cash and cash equivalents	—	—	2	—	2
Decrease in cash and cash equivalents	(259)	—	—	(7)	(266)
Cash and cash equivalents at beginning of period	675	—	—	(61)	614
Cash and cash equivalents at end of period	$ 416	$ —	$ —	$ (68)	$ 348

24. New Accounting Pronouncements (Unaudited)

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. This revised guidance replaces the current quantitative-based assessment for determining which enterprise has a controlling interest in a variable interest entity with an approach that is now primarily qualitative. This qualitative approach focuses on identifying the enterprise that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance; and (ii) the obligation to absorb losses and the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This revised guidance also requires an ongoing assessment of whether an enterprise is the primary beneficiary of a variable interest entity rather than a reassessment only upon the occurrence of specific events. The new FASB-issued authoritative guidance associated with the consolidation of variable interest entities is effective for the Company January 1, 2010. The change in accounting may either be applied by recognizing a cumulative-effect adjustment to retained earnings on the date of adoption or by retrospectively restating one or more years and recognizing a cumulative-effect adjustment to retained earnings as of the beginning of the earliest year restated. We are currently in the process of assessing the provisions of this revised guidance and have not determined whether the adoption will have a material impact on our consolidated financial statements.

Multiple-Deliverable Revenue Arrangements — In September 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement may be treated as separate units of accounting and modifies the manner in which transaction consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements are effective for the Company January 1, 2011, although the FASB does permit early adoption of the guidance provided that it is retroactively applied to the beginning of the year of adoption. The new accounting standard may be applied either retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the date of adoption. We are in the process of assessing the provisions of this new guidance and currently do not expect that the adoption will have a material impact on our consolidated financial statements. However, our adoption of this guidance may significantly impact our accounting and reporting for future revenue arrangements to the extent they are material.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Effectiveness of Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports we file with the SEC is recorded, processed, summarized and reported within the time periods required by the SEC, and is accumulated and communicated to management including our CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report. The Independent Registered Public Accounting Firm's attestation report on management's assessment of the effectiveness of our internal control over financial reporting can also be found in Item 8 of this report.

Changes in Internal Control over Financial Reporting

Management, together with our CEO and CFO, evaluated the changes in our internal control over financial reporting during the quarter ended December 31, 2009. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders, to be held May 11, 2010.

We have adopted a code of ethics that applies to our CEO, CFO and Chief Accounting Officer, as well as other officers, directors and employees of the Company. The code of ethics, entitled "Code of Conduct," is posted on our website at http://www.wm.com under the caption "Ethics and Diversity."

Item 11. *Executive Compensation.*

The information required by this Item is set forth in the 2010 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Equity Compensation Plan Table

The following table provides information as of December 31, 2009 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(a)	12,738,118(b)	$26.03(c)	21,292,299(d)
Equity compensation plans not approved by security holders(e)	173,912	$23.43	132,714
Total	12,912,030	$25.98	21,425,013

(a) Includes our 1993 Stock Incentive Plan, 2000 Stock Incentive Plan, 1996 Non-Employee Director's Plan, 2004 Stock Incentive Plan and 2009 Stock Incentive Plan. Only our 2009 Stock Incentive Plan is available for awards. Also includes our Employee Stock Purchase Plan.

(b) Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes; however, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the look-back pricing feature, the purchase price and corresponding number of shares to be purchased is unknown. Includes 8,625,716 stock options; 3,082,118 shares underlying performance share units at target performance and 1,030,284 shares underlying restricted stock units.

(c) Excludes performance share units and restricted stock units because those awards do not have exercise prices associated with them. Also excludes purchase rights under the ESPP for the reasons described in (b) above.

(d) The shares remaining available include 18,792,503 shares under our 2009 Stock Incentive Plan and 2,499,796 shares under our ESPP. In determining the number of shares available under the 2009 Stock Incentive Plan, we used the maximum number of shares that may be issued under our performance share units, which is two times the number at target. No additional shares may be issued under any of the other plans approved by stockholders.

(e) Includes our 2000 Broad-Based Employee Plan. No awards under the Broad-Based Plan are held by, or may be granted to, any of our directors or executive officers. The Broad-Based Plan allows for the granting of equity awards on such terms and conditions as the Management Development and Compensation Committee may decide; provided that the exercise price of options may not be less than 100% of the fair market value of the stock on the date of grant, and all options expire no later than ten years from the date of grant.

The remainder of the information required by this Item is set forth in the 2010 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is set forth in the 2010 Proxy Statement and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item is set forth in the 2010 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) (1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(a) (2) *Consolidated Financial Statement Schedules:*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not significant or is included in the financial statements or notes thereto, or is not applicable.

(b) *Exhibits:*

The exhibit list required by this Item is incorporated by reference to the Exhibit Index filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASTE MANAGEMENT, INC.

By: /s/ DAVID P. STEINER

David P. Steiner

Chief Executive Officer and Director

Date: February 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID P. STEINER David P. Steiner	Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2010
/s/ ROBERT G. SIMPSON Robert G. Simpson	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 16, 2010
/s/ GREG A. ROBERTSON Greg A. Robertson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 16, 2010
/s/ PASTORA SAN JUAN CAFFERTY Pastora San Juan Cafferty	Director	February 16, 2010
/s/ FRANK M. CLARK Frank M. Clark	Director	February 16, 2010
/s/ PATRICK W. GROSS Patrick W. Gross	Director	February 16, 2010
/s/ JOHN C. POPE John C. Pope	Chairman of the Board and Director	February 16, 2010
/s/ W. ROBERT REUM W. Robert Reum	Director	February 16, 2010
/s/ STEVEN G. ROTHMEIER Steven G. Rothmeier	Director	February 16, 2010
/s/ THOMAS H. WEIDEMEYER Thomas H. Weidemeyer	Director	February 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the consolidated financial statements of Waste Management, Inc. as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and have issued our report thereon dated February 16, 2010 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2010

WASTE MANAGEMENT, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In Millions)

	Balance Beginning of Year	Charged (Credited) to Income	Accounts Written Off/Use of Reserve	Other(a)	Balance End of Year
2007 — Reserves for doubtful accounts(b)	$51	$43	$(44)	$ (3)	$47
2008 — Reserves for doubtful accounts(b)	$47	$50	$(56)	$ (2)	$39
2009 — Reserves for doubtful accounts(b)	$39	$48	$(57)	$ 2	$32
2007 — Merger and restructuring accruals(c)	$ 1	$10	$ (7)	$—	$ 4
2008 — Merger and restructuring accruals(c)	$ 4	$ 2	$ (4)	$—	$ 2
2009 — Merger and restructuring accruals(c)	$ 2	$50	$(42)	$—	$10

(a) The "Other" activity is related to reserves for doubtful accounts of acquired businesses, reserves associated with dispositions of businesses, reserves reclassified to operations held-for-sale, and reclassifications among reserve accounts.

(b) Includes reserves for doubtful accounts receivable and notes receivable.

(c) Included in accrued liabilities in our Consolidated Balance Sheets. These accruals represent employee severance and benefit costs and transitional costs.

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	—	Second Amended and Restated Certificate of Incorporation [Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2002].
3.2	—	Amended and Restated Bylaws [Incorporated by reference to Exhibit 3.2 to Form 8-K dated December 11, 2008].
4.1	—	Specimen Stock Certificate [Incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 1998].
4.2	—	Indenture for Subordinated Debt Securities dated February 1, 1997, among the Registrant and Texas Commerce Bank National Association, as trustee [Incorporated by reference to Exhibit 4.1 to Form 8-K dated February 7, 1997].
4.3	—	Indenture for Senior Debt Securities dated September 10, 1997, among the Registrant and Texas Commerce Bank National Association, as trustee [Incorporated by reference to Exhibit 4.1 to Form 8-K dated September 10, 1997].
10.1	—	2009 Stock Incentive Plan [Incorporated by reference to Appendix A-1 to the Proxy Statement for the 2009 Annual Meeting of Stockholders].
10.2	—	2005 Annual Incentive Plan [Incorporated by reference to Appendix D-1 to the Proxy Statement for the 2004 Annual Meeting of Stockholders].
10.3	—	1997 Employee Stock Purchase Plan [Incorporated by reference to Appendix C to the Proxy Statement for the 2006 Annual Meeting of Stockholders].
10.4	—	Waste Management, Inc. 409A Deferral Savings Plan. [Incorporated by reference to Exhibit 10.4 to Form 10-K for the year ended December 31, 2006].
10.5	—	$2.4 Billion Revolving Credit Agreement by and among Waste Management, Inc. and Waste Management Holdings, Inc. and certain banks party thereto and Citibank, N.A. as Administrative Agent, JP Morgan Chase Bank, N.A. and Bank of America, N.A., as Syndication Agents and Barclays Bank PLC and Deutsche Bank Securities Inc. as Documentation Agents and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Lead Arrangers and Bookrunners dated August 17, 2006. [Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2006].
10.6	—	Ten-Year Letter of Credit and Term Loan Agreement among the Company, Waste Management Holdings, Inc., and Bank of America, N.A., as Administrative Agent and Letter of Credit Issuer and the Lenders party thereto, dated as of June 30, 2003. [Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2003].
10.7	—	Seven-Year Letter of Credit and Term Loan Agreement among the Company, Waste Management Holdings, Inc., and Bank of America, N.A., as Administrative Agent and Letter of Credit Issuer and the Lenders party thereto, dated as of June 30, 2003. [Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2003].
10.8	—	2003 Waste Management, Inc. Directors Deferred Compensation Plan [Incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2003].
10.9	—	Employment Agreement between the Company and Cherie C. Rice dated August 26, 2005 [Incorporated by reference to Exhibit 99.1 to Form 8-K dated August 26, 2005].
10.10	—	Employment Agreement between the Company and Greg A. Robertson dated August 1, 2003 [Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004].
10.11	—	Employment Agreement between the Company and Lawrence O'Donnell III dated January 21, 2000 [Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2000].
10.12*	—	Employment Agreement between the Company and Puneet Bhasin dated December 7, 2009.
10.13	—	Employment Agreement between the Company and Duane C. Woods dated October 20, 2004 [Incorporated by reference to Form 8-K dated October 20, 2004].
10.14	—	Employment Agreement between the Company and David Steiner dated as of May 6, 2002 [Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2002].

Exhibit No.		Description
10.15	—	Employment Agreement between the Company and James E. Trevathan dated as of June 1, 2000. [Incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2000].
10.16	—	Employment Agreement between Recycle America Alliance, LLC and Patrick DeRueda dated as of August 4, 2005 [Incorporated by reference to Exhibit 99.1 to Form 8-K dated August 8, 2005].
10.17	—	Employment Agreement between the Company and Robert G. Simpson dated as of October 20, 2004 [Incorporated by reference to Form 8-K dated October 20, 2004].
10.18	—	Employment Agreement between the Company and Barry H. Caldwell dated as of September 23, 2002 [Incorporated by reference to Exhibit 10.24 to Form 10-K for the year ended December 31, 2002].
10.19	—	Employment Agreement between the Company and David Aardsma dated June 16, 2005 [Incorporated by reference to Exhibit 99.1 to Form 8-K dated June 22, 2005].
10.20	—	Employment Agreement between the Company and Rick L Wittenbraker dated as of November 10, 2003 [Incorporated by reference to Exhibit 10.30 to Form 10-K for the year ended December 31, 2003].
10.21	—	Employment Agreement between Wheelabrator Technologies Inc. and Mark A. Weidman dated May 11, 2006. [Incorporated by reference to Exhibit 10.1 to Form 8-K dated May 11, 2006].
10.22	—	Employment Agreement between the Company and Jeff Harris dated December 1, 2006. [Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 1, 2006].
10.23	—	Employment Agreement between the Company and Michael Jay Romans dated January 25, 2007. [Incorporated by reference to Exhibit 10.1 to Form 8-K dated January 25, 2007].
10.24	—	Employment Agreement between Waste Management, Inc. and Brett Frazier dated July 13, 2007 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated July 13, 2007].
10.25	—	CDN $410,000,000 Credit Facility Credit Agreement by and between Waste Management of Canada Corporation (as Borrower), Waste Management, Inc. and Waste Management Holdings, Inc. (as Guarantors), BNP Paribas Securities Corp. and Scotia Capital (as Lead Arrangers and Book Runners) and Bank of Nova Scotia (as Administrative Agent) and the Lenders from time to time party to the Agreement dated as of November 30, 2005. [Incorporated by reference to Exhibit 10.32 to Form 10-K for the year ended December 31, 2005].
10.26	—	First Amendment Agreement dated as of December 21, 2007 to a Credit Agreement dated as of November 30, 2005 by and between Waste Management of Canada Corporation as borrower, Waste Management, Inc. and Waste Management Holdings, Inc. as guarantors, the lenders from time to time party thereto and the Bank of Nova Scotia as Administrative Agent [Incorporated by reference to Exhibit 10.28 to Form 10-K for the year ended December 31, 2007].
12.1*	—	Computation of Ratio of Earnings to Fixed Charges.
21.1*	—	Subsidiaries of the Registrant.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, of David P. Steiner, Chief Executive Officer.
31.2*	—	Certification Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, of Robert G. Simpson, Senior Vice President and Chief Financial Officer.
32.1*	—	Certification Pursuant to 18 U.S.C. §1350 of David P. Steiner, Chief Executive Officer.
32.2*	—	Certification Pursuant to 18 U.S.C. §1350 of Robert G. Simpson, Senior Vice President and Chief Financial Officer.
101*	—	The following materials from Waste Management, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2009, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Cash Flows; (iv) the Consolidated Statements of Changes in Equity; and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

* Filed herewith.

Corporate Information

BOARD OF DIRECTORS

PASTORA SAN JUAN CAFFERTY (A, N)
Professor Emerita
School of Social Service Administration
University of Chicago

FRANK M. CLARK, JR. (A, C)
Chairman and Chief Executive Officer
ComEd

PATRICK W. GROSS (A, N)
Chairman
The Lovell Group

JOHN C. POPE (A, C, N)
Non-Executive Chairman of the Board
Waste Management, Inc.

W. ROBERT REUM (A, C)
Chairman, President,
and Chief Executive Officer
Amsted Industries Incorporated

STEVEN G. ROTHMEIER (A, C)
Chairman and Chief Executive Officer
Great Northern Capital

DAVID P. STEINER
Chief Executive Officer
Waste Management, Inc.

THOMAS H. WEIDEMEYER (C, N)
Retired Senior Vice President
and Chief Operating Officer
United Parcel Service, Inc.

A - Audit Committee
C - Compensation Committee
N - Nominating and Governance Committee

OFFICERS

DAVID P. STEINER
Chief Executive Officer

LAWRENCE O'DONNELL, III
President and
Chief Operating Officer

DAVID A. AARDSMA
Senior Vice President,
Sales and Marketing

PUNEET BHASIN
Senior Vice President
and Chief Information Officer

BARRY H. CALDWELL
Senior Vice President,
Government Affairs and
Corporate Communications

BRETT W. FRAZIER
Senior Vice President,
Eastern Group

JEFF M. HARRIS
Senior Vice President,
Midwest Group

M. JAY ROMANS
Senior Vice President, People

ROBERT G. SIMPSON
Senior Vice President
and Chief Financial Officer

JAMES E. TREVATHAN
Senior Vice President,
Southern Group

RICK L WITTENBRAKER
Senior Vice President,
General Counsel, and
Chief Compliance Officer

DUANE C. WOODS
Senior Vice President,
Western Group

PATRICK J. DERUEDA
President
WM Recycle America, L.L.C.

MARK A. WEIDMAN
President
Wheelabrator Technologies Inc.

DON P. CARPENTER
Vice President, Tax

CHERIE C. RICE
Vice President, Finance
and Treasurer

GREG A. ROBERTSON
Vice President and
Chief Accounting Officer

LINDA J. SMITH
Corporate Secretary

CORPORATE HEADQUARTERS

Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Telephone: (713) 512-6200
Facsimile: (713) 512-6299

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Houston Center, Suite 1200
1401 McKinney Street
Houston, Texas 77010
(713) 750-1500

COMPANY STOCK

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "WM." The number of holders of record of common stock based on the transfer records of the Company at February 18, 2010, was approximately 14,300. Based on security position listings, the Company believes it had at that date approximately 297,000 beneficial owners.

The annual certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted by the Company on May 26, 2009.

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 969-1190

INVESTOR RELATIONS

Security analysts, investment professionals, and shareholders should direct inquiries to Investor Relations at the corporate address or call (713) 512-6574.

ANNUAL MEETING

The annual meeting of the shareholders of the Company is scheduled to be held at 11:00 a.m. on May 11, 2010, at:

The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

WEB SITE

www.wm.com


Printed on 30% post-consumer recycled paper


WM
WASTE MANAGEMENT

1001 Fannin, Suite 4000 • Houston, Texas 77002
www.wm.com